As filed with the United States Securities and Exchange Commission on September 24, 2008.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Edgen Murray Limited

(Exact name of registrant as specified in its charter)

Bermuda	5051	98-0593440
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

(441) 295-1422

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Daniel J. O’Leary

Chairman and Chief Executive Officer

18444 Highland Road

Baton Rouge, Louisiana 70809

(225) 756-9868

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Carmen J. Romano, Esq. Adam M. Fox, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3500	T. Mark Kelly, Esq. David H. Stone, Esq. Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common shares, $1.00 par value per share	$250,000,000	$9,825

(1)	Includes shares to be sold upon exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 2008

PRELIMINARY PROSPECTUS

Common Shares

This is the initial public offering of the common shares of Edgen Murray Limited. We are offering                  common shares and the selling shareholders identified in this prospectus are offering an additional                  common shares. We will not receive any of the proceeds from the common shares sold by the selling shareholders. We currently anticipate that the estimated initial public offering price will be between $             and $             per share.

Prior to this offering, there has been no public market for our common shares. We have applied to list our common shares on the NYSE under the symbol “EMY.”

Investing in our common shares involves risks. See “Risk factors” beginning on page 12.

	Per share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to Edgen Murray Limited (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$

Certain of our shareholders have granted the underwriters a 30-day option to purchase up to an additional          common shares at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body or commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares on or about                     , 2008.

Jefferies & Company

                    , 2008

[Pictorial Image to Come]

About this prospectus

All information in this prospectus assumes that the underwriters do not exercise their 30-day option to purchase additional common shares from certain of our shareholders, unless otherwise indicated.

You should rely only on the information contained in this prospectus or to which we have referred you, including any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. You should not under any circumstances construe the delivery of this prospectus or any sale made hereunder to imply that the information in this prospectus is correct as of any date subsequent to the date on the front cover of this prospectus.

The Bermuda Monetary Authority has designated us as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar and there are no exchange control restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to US residents who are holders of our common shares.

The Bermuda Monetary Authority also has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes.

i

Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. In some cases, issuances and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

We will file this prospectus with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act of 1981 (Bermuda), as amended. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

Special note regarding industry and market data

This prospectus contains estimates regarding market data which are based on our internal estimates, independent industry publications, reports by market research firms and/or other published independent sources. In each case, we believe those estimates are reasonable but have not independently verified the accuracy of any such third party information. However, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market data. As a result, you should be aware that the market data set forth herein, and estimates and beliefs based on such data, may not be reliable.

ii

Prospectus summary

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common shares. You should read carefully the following summary together with the rest of this prospectus, including the consolidated financial statements and related notes to those statements and the section entitled “Risk factors.” Some of the statements in the following summary are forward-looking statements. See “Special note regarding forward-looking statements.”

Edgen Murray Limited was incorporated in August 2008 to serve as a future holding company for our non-US subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our US subsidiaries in a transaction we refer to as the “Contribution,” and, as our new parent holding company, will serve as the issuer in this offering. See “Certain relationships and related person transactions — Formation of Edgen Murray Limited and the Contribution.” As a result, the historical financial information included in this prospectus represents the consolidated financial statements of our current parent holding company, Edgen Murray II, L.P., and its wholly-owned subsidiaries, as well as their predecessors.

Unless we state otherwise, “the Company,” “we,” “us,” “our” and similar terms, refer to Edgen Murray II, L.P. and its wholly-owned subsidiaries and their predecessors for the periods before the Contribution, and Edgen Murray Limited and its wholly-owned subsidiaries for the periods after the Contribution.

Overview

We are a leading global distributor of specialty steel products primarily to energy infrastructure markets. The products we distribute include highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions (including high pressure and extreme temperature environments) or to withstand the effects of corrosive or abrasive materials. We maintain a broad inventory of more than 14,000 specialty products including a large selection of valves, components and more than 100,000 tons of pipes, plate and sections.

Our global sales and distribution network enables us to efficiently procure and deliver our entire product offering worldwide. We stock and distribute inventory and support our customers through a global network of facilities located on four continents. This allows us to service projects in remote and challenging locations, while also supporting the daily maintenance, repair and operation (“MRO”) requirements of installed facilities. We employ experienced local market specialists and sales personnel, many of whom have technical backgrounds, training or relevant industry experience, in all of the regions in which we operate. To augment our extensive product line, we offer our customers specialized product knowledge, technical consultation, global logistical support and comprehensive project management and procurement solutions, including inventory management and just-in-time product delivery. We have a broad customer base of more than 2,750 customers and deliver our products in more than 50 countries.

We distribute and market our products to companies throughout the energy industry. We supply our products to fabricators, contractors, owners and operators engaged in the development of new energy infrastructure projects and the MRO of existing facilities. Our customers include “upstream” oil and natural gas exploration and production companies, “midstream” gathering and transmission, pipeline and storage companies, “downstream” refining and processing companies, power generation companies and engineering and construction firms. We also supply our products, on a more limited basis, to chemical, petrochemical, mining and alternative energy companies.

We believe we are a critical link between our customers and product manufacturers (our vendors). Many of our customers rely on us to source products for them as they may not have the expertise, relationships, resources, volume or logistical capabilities to complete procurement independently or on a cost-effective basis. We are able to supply products that are generally not otherwise available on a quick-response basis or in our customers’ desired timeframe. Additionally, we are able to complete orders in smaller quantities than would be readily available for direct purchase from manufacturers, benefiting both our customers and our vendors. We believe our global scale and purchasing power has allowed us to establish strong ties and preferential purchasing terms with our vendors. We also provide support to our vendors through our sales, marketing and credit functions, with respect to the products we distribute.

Over the past three years, we have completed four strategic acquisitions. These acquisitions have increased our scale by expanding our geographic coverage, adding complementary product lines and increasing our product sourcing within existing product lines. In each acquisition, we were able to extract business synergies and enhance operating results by fully integrating the acquired businesses and product lines across our global platform.

Our total revenue, income from operations and net income for the six months ended June 30, 2008 was $567.5 million, $58.8 million and $27.8 million, respectively. For the year ended December 31, 2007, pro forma revenue, income from operations and net income was $951.1 million, $80.0 million and ($2.3 million), respectively. Income from operations for the six months ended June 30, 2008 and pro forma income from operations for the year ended December 31, 2007 include $12.3 million and $25.3 million, respectively, of depreciation and amortization expense. Pro forma income from operations for the year ended December 31, 2007 also includes $2.0 million of compensation expense related to one-time equity grants, and $2.5 million of non-recurring transaction expenses in selling, general and administrative expense. See “Summary historical consolidated and unaudited pro forma condensed combined financial information.”

Favorable industry trends

We believe the following are the primary trends that will support spending in the end markets we serve and, in turn, drive demand for our specialized products:

•

Increasing global demand for crude oil and natural gas during a period of constrained supply due to geopolitical instability and rising depletion rates. The rapid development of some of the world’s most populous countries (notably, Brazil, Russia, India and China) has dramatically increased global energy demand and led to an unprecedented investment in energy infrastructure. At the same time, existing production in several major producing regions is threatened by political and civil instability while the production rates within many of the world’s primary oil and natural gas regions are declining. This has resulted in significantly reduced global spare capacity and caused oil and natural gas companies to increase exploration and development activities in deeper waters offshore and to develop unconventional reserves onshore that were previously viewed as uneconomical.

•

Increasing investment in natural gas transmission capacity. To meet North American energy demand, investment in the expansion of natural gas transmission capacity has increased. Numerous large scale projects are being undertaken across the continent in order to transport natural gas from isolated producing regions to markets that face short supply. High demand is also putting increased strain on the aging existing pipeline network, necessitating more maintenance and repair operations.

•

Limited excess global refining and processing capacity necessitating infrastructure expansion and newbuild projects. Investment in refining and processing infrastructure has been limited over the past 20 years. Significant expansion projects are now being undertaken in the United States and major new facilities are under construction in developing markets, particularly in the Middle East, India and China. Furthermore, many existing refineries must be retrofitted in order to process heavier, more sour crude instead of the light sweet crude for which they were originally constructed.

•

Global investment in power generation capacity. As developing economies bring power to rural communities in support of their rapid industrialization, substantial new electricity capacity is required. In addition, many developed economies continue to enact environmental regulations that will require the retirement or refurbishment of older power facilities. Due to these factors, the demand for new or replacement power generation capacity continues to increase.

•

Increasing vendor consolidation. Over the past five years there has been substantial consolidation among steel mills, including those that are the primary vendors to the energy infrastructure market. This consolidation, combined with increased global steel demand, has led to longer production runs and extended delivery schedules, which has resulted in greater customer reliance on distributor networks. During this period, we have maintained distribution relationships with substantially all of the industry-leading vendors at a time when they have been reducing end-user relationships.

Our competitive strengths

We consider the following to be our principal competitive strengths:

•

Our global distribution model. Our global distribution network provides our customers with a comprehensive procurement and project management solution focused on high-performance specialty steel products. We believe that we distinguish ourselves from our competitors because we have built a global platform and broad product offering that combines local knowledge and presence with a solution-driven approach to meeting our customers’ needs for the purchase and delivery of specialized steel products.

•

We have a knowledgeable and experienced sales force. Our sales and support team has the knowledge and experience to provide valuable advisory support to our customers while meeting their product procurement requirements. In addition, many of our sales personnel have technical backgrounds and training related to our products. These specialists are skilled both in managing the intricate logistics inherent in complex projects and in anticipating and accommodating the expedited MRO requirements of our customers.

•

We have strong vendor relationships. We are a volume purchaser of specialty steel products, and we believe that we serve as a critical link between our vendors and our customers. Many of the products we supply are difficult for individual customers to purchase on a cost-effective basis directly from manufacturers since the manufacturers tend to hold limited inventories and often require large orders and lengthy lead times for new production runs. We have demonstrated to our vendors that we are a consistent, high-volume purchaser of their products and a valuable, reliable sales channel. As a result, we believe that we have developed strong, long-standing relationships and have negotiated preferred pricing and delivery terms with key vendors. We believe these relationships would be difficult for others to replicate.

•

Our senior management team is experienced and incentivized. Each member of our senior management team has more than 20 years of industry experience. Many of our senior managers have significant experience in the relevant industries and geographies we serve. The compensation of our senior managers is tied to financial performance measures, which we believe aligns their interests with our shareholders. In addition, many of our senior executives have significant experience in acquiring and integrating new businesses. Following the closing of this offering, our senior management will own approximately     % of our common shares.

Our business strategy

We intend to continue to grow our business by utilizing the following strategies:

•

Increasing the size of our addressable market and our overall market presence. We will seek to attract new customers in the geographic areas and product markets we serve. We also intend to expand our overall specialty product offering to fit our customers’ planned capital expenditure requirements and meet their ongoing MRO needs. Lastly, we will continue to expand and further penetrate the geographic markets we serve. Through these efforts we will seek to capture a higher portion of our customers’ overall spending on specialty products.

•

Leveraging our investment in people, locations, inventory and systems. We believe our global scale, specialty product offering, robust information systems and trained and experienced personnel combine to help our customers optimize their procurement practices. We will leverage this investment to expand our business in existing, developed markets and to achieve greater penetration of emerging high-growth markets (particularly in those where we already have a presence). Our hiring practices, training, business systems, product additions, inventory and location development will be guided by the need to meet our customers’ requirements.

•

Optimizing our vendor relationships, purchasing and inventory levels. We will utilize our position as a leading global distributor to maintain suitable inventories and access to production of specialty steel products. We believe our steady order-flow of specialty products allows our vendors to optimize their production planning and encourages our vendors to give us preferred or sole channel access to their specialty products. We believe our customers and vendors appreciate this important and deep relationship we have in providing timely purchasing and availability of product to the markets we serve.

•

Pursuing opportunistic acquisitions, strategic investments, specialty product additions and global expansion. We will continue to seek opportunities to strengthen our platform through selective acquisitions, strategic investments and specialty product additions. In particular, we will consider investments that enhance our global presence and enable us to leverage our existing operations. We also intend to selectively expand existing offices and establish additional offices, particularly in Asia and South America, to facilitate our expansion into emerging markets and to better serve our growing customer base in these regions.

Our history and formation

Through our predecessor companies, we have been in the business of distributing specialty steel products for more than 30 years. In February 2005, funds managed by Jefferies Capital Partners, which we refer to as “JCP,” and certain members of our management acquired one of our predecessors, Edgen Corporation, in a transaction we refer to as the

“Buy-out Transaction.” We significantly expanded our presence in Canada in July 2005 through the acquisition of Western Flow Products, Inc., a specialty steel distributor in Alberta. We formed a holding company, Edgen/Murray L.P., to effect the December 16, 2005 acquisition of UK-based Murray International Metals Limited, a leading global distributor of high-grade steel products primarily to the offshore oil and natural gas industry. This acquisition, which we refer to as the “MIM Acquisition,” gave us an enhanced global presence and eventually led us to change our name to Edgen Murray. The MIM Acquisition was facilitated through our UK subsidiary, Pipe Acquisition Limited.

In May 2007, Edgen Murray II, L.P., a newly formed holding company, acquired our business in a transaction led by funds managed by JCP. We refer to this transaction as the “Recapitalization Transaction.” In conjunction with the Recapitalization Transaction, we refinanced our senior indebtedness and acquired the high performance steel plate distribution business of Petro Steel International, L.P. and Petro Steel International, LLC, which we refer to as “PetroSteel.” The PetroSteel acquisition allowed us to fill out the uppermost ranges of our steel plate product line. Subsequently, in August 2007, we acquired Equipment Valve & Supply, Inc., which we refer to as “EVS,” to further expand our product line into the specialty valve business.

Edgen Murray Limited was incorporated in August 2008 to serve as a future holding company for our non-US subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our US subsidiaries as a result of the Contribution and, as our new parent holding company, will serve as the issuer in this offering. Unless otherwise indicated, the disclosure in this prospectus gives effect to the Contribution. See “Capitalization” and “Certain relationships and related person transactions—Formation of Edgen Murray Limited and the Contribution.”

Risk factors

Our business is subject to numerous risks as more fully described in the “Risk factors” section of this prospectus. You should carefully consider such risks, and all of the information set forth in this prospectus, before deciding to invest in our common shares.

Company information

Edgen Murray Limited is incorporated as an exempted company under Bermuda law and maintains its registered office and principal executive offices in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. Our telephone number in Bermuda is (441) 295-1422.

We maintain a web site at www.edgenmurray.com. Our web site and the information contained thereon or connected thereto is not incorporated into this prospectus or the registration statement of which this prospectus forms a part. You should not rely on any such information in making your decision whether to purchase our securities.

The Offering

Offering price	$ per common share.

Common shares offered by us	common shares.

Common shares offered by the selling shareholders	common shares.

Common shares to be outstanding immediately after this offering (1)	common shares.

Listing	We have applied to list our common shares on the NYSE under the symbol “EMY.” The common shares will not be listed on any other exchange or traded on any other automated quotation system.

Option to purchase additional common shares	Certain of our shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional common shares. See “Underwriting” for more information.

Use of proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $ million, after deducting the underwriting discount and commissions and the estimated offering fees and expenses payable by us and assuming an initial public offering price of $ per common share, which is the mid-point of the range set forth on the cover page of this prospectus. We intend to use such net proceeds to repay a portion of our first lien term loans. See “Use of proceeds” for additional information. We will not receive any of the proceeds from the sale of our common shares by the selling shareholders, a group which includes certain of our officers and directors and affiliates of Jefferies & Company, Inc., an underwriter in this offering. See “Underwriting — Relationships.”

(1)	Excludes shares issuable upon exercise of options to purchase our common shares that are currently outstanding.

Summary historical consolidated and

unaudited pro forma condensed combined financial information

Background

Edgen Murray Limited was incorporated in August 2008 to serve as a future holding company for our non-US subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our US subsidiaries as a result of the Contribution and, as our new parent holding company, will serve as the issuer in this offering. As a result, the historical financial information included in this prospectus represents the consolidated financial statements of our current parent holding company, Edgen Murray II, L.P., and its wholly-owned subsidiaries. See “Certain relationships and related person transactions — Formation of Edgen Murray Limited and the Contribution.”

In reviewing the financial information presented below and elsewhere in this prospectus, you should consider that the comparability of this information from period to period may be affected by the transactions we have undertaken in these periods and the accounting treatment for those transactions, as more fully described in “Selected historical consolidated financial information of Edgen Murray II, L.P.” and “Unaudited pro forma condensed combined financial information.” For example, we applied fair value purchase accounting to the Buy-out Transaction, the MIM Acquisition and the PetroSteel and EVS acquisitions, with the assets acquired and liabilities assumed, including goodwill and other intangibles, recorded at their respective fair values as of each acquisition date. The Recapitalization Transaction, however, was accounted for as a business combination of entities under common control for financial reporting purposes because the same principals of JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P. Accordingly, we maintained the historical carryover basis of the acquired assets and assumed liabilities rather than recording them at their respective fair values as of the acquisition date. See “Certain relationships and related person transactions — Recapitalization Transaction.”

References in this prospectus and our consolidated financial statements to the “Predecessor” in respect of the periods prior to the Buy-out Transaction are references to Edgen Corporation and references to the “Successor” mean:

•	Edgen Corporation and its subsidiaries, in respect of the periods prior to the December 16, 2005 MIM Acquisition;

•	Edgen/Murray, L.P. and its subsidiaries, in respect of the periods after the MIM Acquisition and prior to the May 11, 2007 Recapitalization Transaction; and

•	Edgen Murray II, L.P. and its subsidiaries, in respect of the periods after the Recapitalization Transaction.

Summary historical consolidated financial information

Our summary historical consolidated statement of operations, cash flow and other financial data for the period January 1, 2005 to January 31, 2005 (Predecessor), the period February 1, 2005 to December 31, 2005, and the years ended December 31, 2006 and 2007 (Successor), and our summary historical consolidated balance sheet data as of December 31, 2006 and 2007, are derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our summary historical condensed consolidated statement of operations, cash flow and other financial data for the six months ended June 30, 2007 and 2008 and our summary historical condensed consolidated balance sheet data as of June 30, 2008 are derived from our interim unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our summary unaudited historical consolidated financial data include all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows of the Company on a consolidated basis, and all such adjustments are of a normal recurring nature.

Historical results are not necessarily indicative of future performance or results of operations, and results for any interim period are not necessarily indicative of the results that may be expected for a full year.

Summary unaudited pro forma condensed combined financial information

Our summary unaudited pro forma condensed combined financial information for the year ended December 31, 2007 have been prepared to give pro forma effect to the following transactions as if they had occurred on January 1, 2007, the beginning of our 2007 fiscal year:

•	the Recapitalization Transaction on May 11, 2007; and

•	the PetroSteel acquisition on May 11, 2007.

In deriving the unaudited pro forma condensed combined financial information, we also obtained financial information from PetroSteel’s historical audited combined consolidated statement of operations for the period January 1, 2007 to May 11, 2007, included elsewhere in this prospectus.

The summary unaudited pro forma condensed combined financial information presented below are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above actually been consummated on the dates indicated and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

The summary historical consolidated and unaudited pro forma condensed combined financial information presented below represent portions of our financial statements and are not complete. You should read this information in conjunction with, and it is qualified in its entirety by reference to, the sections in this prospectus entitled “Selected historical consolidated financial information of Edgen Murray II, L.P.,” “Unaudited pro forma condensed combined financial information” and “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated and unaudited condensed consolidated financial statements, PetroSteel’s audited combined financial statements and Murray International Metals Limited’s audited consolidated financial statements, and in each case the related notes thereto, contained elsewhere in this prospectus.

The following tables set forth, for the periods and dates indicated, our summary historical consolidated and unaudited pro forma condensed combined financial information.

	Predecessor	Successor
(dollars in thousands)	Period January 1, 2005 to January 31, 2005	Period February 1, 2005 to December 31, 2005 (1)	Year ended December 31, 2006	Year ended December 31, 2007	Pro forma year ended December 31, 2007 (2)	Six months ended June 30, 2007	Six months ended June 30, 2008

Statement of operations:
Sales	$18,945	$303,361	$686,937	$917,657	$951,109	$406,075	$567,538
Operating expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	14,153	241,346	548,744	748,722	776,351	324,601	453,965
Selling, general and administrative expense (3)	14,364	29,962	60,292	68,310	69,449	35,110	42,493
Depreciation and amortization expense	201	7,602	21,051	22,570	25,315	8,504	12,288

Total operating expenses	28,718	278,910	630,087	839,602	871,115	368,215	508,746
Income (loss) from operations	(9,773)	24,451	56,850	78,055	79,994	37,860	58,792
Other income (expense) (4)	(50)	(358)	13,345	3,176	2,936	2,612	1,661
Loss on prepayment of debt	—	—	—	(31,385)	(31,385)	(31,385)	—
Interest expense, net	(333)	(13,733)	(33,822)	(48,301)	(51,631)	(23,255)	(22,864)

Income (loss) from continuing operations before income tax expense (benefit)	(10,156)	10,360	36,373	1,545	(85)	(14,168)	37,589
Income tax expense (benefit)	(1,916)	3,340	12,891	(1,370)	(2,339)	(6,005)	9,760

Income (loss) from continuing operations	(8,240)	7,020	23,482	2,915	2,254	(8,163)	27,829
Preferred interest and dividend requirement	(190)	(1,798)	(4,349)	(1,656)	—	(1,656)	—

Net income (loss) applicable to common unitholders/ shareholders	$(8,430)	$5,222	$19,133	$1,259	$(2,254)	$(9,819)	$27,829

Earnings per share:
Basic (5)
Income (loss) from continuing operations
Basic earnings per share
Diluted (5)
Income (loss) from continuing operations
Diluted earnings per share

Other financial data:
Total capital expenditures	$4	$1,458	$2,023	$5,529	$5,529	$2,725	$3,029

	Historical				As adjusted As of June 30, 2008 (7)
	As of December 31, 2005 (6)	As of December 31, 2006	As of December 31, 2007	As of June 30, 2008
(dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$41,146	$15,858	$48,457	$36,829
Working capital	153,187	189,384	296,190	314,444
Net property, plant and equipment	40,940	41,116	43,530	44,852
Total assets	527,362	545,760	709,554	738,585
Long-term debt and capital leases	286,688	286,546	575,856	557,268
Total partners’ capital (deficit) (8)	71,812	98,174	(68,486)	(39,543)

(1)	Our consolidated statement of operations for the period February 1, 2005 to December 31, 2005 includes 45 days of operating results of Pipe Acquisition Limited and its subsidiaries from the date of the MIM Acquisition on December 16, 2005 through its fiscal year end on January 31, 2006, and our consolidated statement of operations for the year ended December 31, 2006 includes eleven months of operating results of Pipe Acquisition Limited and its subsidiaries from February 1, 2006 to December 31, 2006, because Pipe Acquisition Limited’s January 31 fiscal year end was not changed to December 31 until September 30, 2006. See “Management’s discussion and analysis of financial condition and results of operations — Factors affecting comparability of financial information — Difference in subsidiary fiscal year.”

(2)	Pro forma results for the year ended December 31, 2007 have not been adjusted for the acquisition of EVS.

(3)	Selling, general and administrative expense includes $12.0 million in Buy-out Transaction related expenses for the period January 1, 2005 to January 31, 2005, approximately $5.5 million (£3.1 million) in bonus payments and applicable payroll taxes to certain Murray International Metals Limited employees prior to the MIM Acquisition for the period February 1, 2005 to December 31, 2005 and $2.5 million in Recapitalization Transaction related expenses and $2.0 million of compensation expense related to a one-time equity grant for the year ended December 31, 2007.

(4)	Other income (expense) for the year ended December 31, 2006 includes $13.2 million in foreign exchange gain on US dollar denominated debt held at our UK subsidiary with a functional currency of UK pounds.

(5)	To present the per share data in this table for each respective period we converted the number of common limited partnership units of Edgen Murray II, L.P. to the number of common shares of Edgen Murray Limited at a ratio of common limited partnership units to common shares. This ratio reflects that, as a result of the Contribution, the partners of Edgen Murray II, L.P. will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is substantially equivalent to their ownership interest in Edgen Murray II, L.P., before giving effect to the common shares to be issued by Edgen Murray Limited in this offering. Further, the data in this table assumes an initial public offering price of $ per common share (which is the midpoint of the range set forth on the cover page of this prospectus).

(6)	Balance sheet data as December 31, 2005 includes the consolidated balance sheet of Pipe Acquisition Limited and its subsidiaries as of January 31, 2006 because Pipe Acquisition Limited’s January 31 fiscal year end was not changed to December 31 until September 30, 2006. See “Management’s discussion and analysis of financial condition and results of operations — Factors affecting comparability of financial information — Difference in subsidiary fiscal year.”

(7)	The as adjusted balance sheet data as of June 30, 2008 is adjusted for this offering and the repayment of $ million of our first lien term loans with the expected net proceeds to us, assuming an initial public offering price of $ per common share (which is the midpoint of the range set forth on the cover page of this prospectus). A $1.00 increase (decrease) in such assumed initial public offering price would increase (decrease) total partners’ capital (deficit) by $ million, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated fees and expenses of this offering. See “Use of proceeds.”

(8)

Total partners’ capital (deficit) as of December 31, 2007 and June 30, 2008 reflects reductions in partners’ capital in connection with the Recapitalization Transaction on May 11, 2007. Because the same principals of JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P., the entities were considered to be under common control for financial reporting purposes. As a result, fair value purchase accounting has not been applied, which means that we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with Financial Accounting Standards Board’s Statement of Financial Accounting Standard No. SFAS 141, Business Combinations (“SFAS 141”), and we have recorded the purchase by Edgen Murray II, L.P. of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit). This has resulted in a negative balance for total partners’ capital (deficit).

Risk factors

An investment in our common shares involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors and the other information in this prospectus before deciding to invest in our common shares. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks relating to our business

Volatility in the global energy infrastructure market, and in particular oil and natural gas prices and refining margins and the possibility of decline in oil and natural gas prices from recent historical highs, could reduce demand for our products, which could cause our sales to decrease.

Proceeds from the sale of products to the global energy infrastructure market constitute a significant portion of our sales. As a result, we depend upon the global energy infrastructure market, and in particular the oil and natural gas and refining industries, and upon the ability and willingness of industry participants to make capital expenditures to explore for, develop and produce, transport, process and refine oil and natural gas. The industry’s willingness to make these expenditures depends largely upon the availability of attractive drilling prospects and the prevailing view of future oil and natural gas prices and refinery margins and general economic conditions. Oil and natural gas prices have been at historic highs, which has led to increased capital expenditures by industry participants. Lower oil and natural gas prices may diminish expenditures for energy infrastructure and the demand for our steel products. Many factors affect the supply and demand for oil and natural gas and refined products and, therefore, influence our product prices, including:

•	the level of domestic and worldwide oil and natural gas production;

•	the level of domestic and worldwide supplies of, and demand for, oil and natural gas and refined products;

•	the expected cost of delivery of oil, natural gas and refined products;

•	the availability of attractive oil and natural gas fields for production, which may be affected by governmental action or environmental policy and which may restrict drilling prospects;

•	domestic and worldwide refinery overcapacity or undercapacity and utilization rates;

•	changes in the cost or availability of transportation infrastructure;

•	levels of drilling activity;

•	national, governmental and other political requirements, including the ability of the Organization of the Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the impact of political instability, terrorist activities or armed hostilities involving one or more oil and natural gas producing nations;

•	pricing and other actions taken by competitors that impact the market;

•	the failure to implement planned capital projects successfully or to realize the benefits expected for those projects;

•	changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;

•	the cost of developing alternative energy sources;

•	domestic and foreign governmental regulations, especially environmental regulations, trade laws, commodities and derivatives trading regulations and tax policies;

•	the overall global economic environment; and

•	natural disasters, including hurricanes and other weather-related events.

Oil and natural gas prices and processing and refining margins have been and are expected to remain volatile. This volatility may cause our customers to change their strategies and expenditure levels. We have experienced in the past, and we may experience in the future, significant fluctuations in operating results based on these changes. In particular, such volatility in the oil and natural gas and refined products margins and markets more generally could adversely affect our business, consolidated financial condition, results of operations and liquidity.

The prices we pay and charge for steel products, and the availability of steel products, may fluctuate due to a number of factors beyond our control, which could adversely affect our profit margins and operating results.

We purchase large quantities of steel products from our vendors. The prices we pay our vendors for these products, the prices we charge our customers for these products and the availability of these products may change depending on many factors outside of our control, including general global economic conditions, competition, consolidation of steel producers, cost and availability of raw materials (such as iron ore, coking coal and steel scrap) necessary to produce steel, production levels, labor costs, freight and shipping costs, import duties, tariffs and other trade restrictions, currency fluctuations and surcharges imposed by our vendors. If steel prices increase between the time we order steel products and the time of delivery of such products to us, our vendors may increase prices and impose surcharges on the ordered products. We seek to maintain our profit margins by attempting to increase the price of our products in response to increases in the prices we pay for our products. Demand for our products, the actions of our competitors, and other factors largely out of our control will influence whether, and to what extent, we can pass such steel cost increases and surcharges on to our customers. If we are unable to pass on higher costs to our customers, or if we are unable to do so in a timely manner, our business, financial condition, results of operations and liquidity could be materially affected. Alternatively, if the price of steel decreases significantly, we may have to reduce our product pricing. This may require us to write-down the value of inventory on hand that we purchased prior to the steel price decreases and could have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition, our business, financial condition, results of operations and liquidity could be materially affected if our supply of products is delayed or curtailed due to any of the above factors.

We rely upon our steel vendors to meet the required specifications of the steel we purchase from them and we may have unreimbursed losses arising from our vendors’ failure to meet such specifications.

We rely on our vendors to provide mill certifications that attest to the specifications and physical and chemical properties of the steel products purchased for resale, and generally, we do not undertake independent testing of such steel. We generally rely on our customers or assigned third party inspection services to notify us of any steel that does not conform to the specifications certified by the mill. We may be subject to customer claims and other damages in the event that steel purchased from our vendors is deemed not to meet quality specifications. Such damages could exceed any amounts that we are able to recover from our vendors or under our insurance policies.

Our business is sensitive to economic downturns, which could cause our revenues to decrease.

The demand for our products is dependent on, among other things, the state of the global economy. Accordingly, downturns in the economy may cause demand for our products to materially decrease and there could be a material adverse effect on price levels for our products, the quantity of products sold by us, our revenues or all of the foregoing.

Loss of key vendors or reduced product availability could decrease our sales and earnings.

For the six months ended June 30, 2008, our ten largest vendors accounted for approximately 43% of our total purchases and our single largest vendor accounted for approximately 8% of our total purchases. Consistent with industry practice, we do not have contracts with most of our vendors. Therefore, most of our vendors have the ability to terminate their relationships with us at any time. The loss of any of these vendors could result in a decrease in our sales, operating results and earnings by decreasing the availability, and/or increasing the prices, of products we distribute. This could limit our ability to satisfy our customers’ product needs. Reduced product availability could also put us at a competitive disadvantage.

Significant competition from a number of companies could reduce our market share and have an adverse effect on our selling prices and sales volume.

We operate in a highly competitive industry and compete against a number of companies, some of which have significantly greater financial, technological and marketing resources than we do. We believe that our ability to compete depends on having access to a broad range of high-performance specialty products, ability to deliver on a quick-response basis or in our customers’ desired timeframe, competitive pricing and superior customer service and support. We may be unable to compete successfully with respect to these or other factors. If we are unsuccessful, we could lose market share to our competitors. Moreover, actions by our competitors could have an adverse effect on our selling prices and sales volume. To compete for customers, we may lower prices or offer increased services at a higher cost to us, which could reduce our sales and earnings.

The development of alternatives to steel product distributors in the supply chain in the industries in which we operate could cause a decrease in our sales and operating results and limit our ability to grow our business.

If our customers were to decide to develop the capability to purchase products directly from manufacturers, it could negatively affect our sales and earnings. Our vendors also could expand their own local sales force and inventory stocking capabilities and sell more products directly to our customers. Customers could purchase from our vendors directly in situations where large orders are being placed and where inventory and logistics support planning are not necessary to the delivery. These or other actions that remove us from, or limit our role in, the distribution chain, may harm our competitive position in the marketplace and reduce our sales and earnings.

Increases in customer, manufacturer and distributor inventory levels could reduce our sales and profit.

Customer, manufacturer and distributor inventory levels of specialty steel pipe, pipe components and high-grade structural steel products can change significantly from period to period. Increases in our customers’ inventory levels could cause customers to utilize existing inventory rather than purchase new products through us. Such a reduction in purchases by our customers would likely reduce our sales volume and overall profitability.

Increased inventory levels by manufacturers or other distributors could cause an oversupply of steel products in our markets and could reduce the prices that we are able to charge for our products. Reduced prices, in turn, would likely reduce our margins and overall profitability.

We rely on our information technology systems to manage numerous aspects of our business and customer and vendor relationships and a disruption of these systems could adversely affect our business.

We depend on our information technology (IT) systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our vendors, ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, operator negligence, physical and electronic loss of data, security breaches and computer viruses. Any disruption could cause our business and competitive position to suffer and cause our operating results to be reduced.

Loss of third-party transportation providers upon which we depend or conditions negatively affecting the transportation industry could increase our costs or cause a disruption in our operations.

We depend upon third-party transportation providers for delivery of products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, including shortages of truck drivers, disruptions in rail service, increases in fuel prices and adverse weather conditions, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis. We cannot predict whether or to what extent recent increases or possible increases in fuel prices may impact our costs or cause a disruption in our operations going forward.

Our ten largest customers account for a substantial portion of our sales and profits, and the loss of these customers could result in materially decreased sales and profits.

Our ten largest customers accounted for approximately 25% of our overall sales for the six months ended June 30, 2008. We may lose a customer for any number of reasons, including, but not limited to, as a result of a merger or acquisition, the selection of another provider of high-grade steel products, business failure or bankruptcy of the customer or dissatisfaction with our performance. Consistent with industry practice, we do not have contracts with most of our major customers. Our customers with whom we do not have contracts have the ability to terminate their relationships with us at any time. Moreover, to the extent we have contracts with our major customers, these contracts generally may be discontinued with 30 days notice by either party, are not exclusive and do not require minimum levels of purchases. We may not retain long-term relationships or secure renewals of short-term relationships with our major customers in the future.

Changes in the payment terms we receive from our vendors could have a material adverse effect on our liquidity.

The payment terms we receive from our vendors are dependent on several factors, including, but not limited to, our payment history with the vendor, the vendor’s credit granting policies, contractual provisions, our credit profile, industry conditions, our recent operating results, financial position and cash flows and the vendor’s ability to obtain credit insurance on amounts that we owe them. Adverse changes in any of these factors, certain of which may not be wholly in our control, may induce our vendors to shorten the payment terms of their invoices, particularly given our high level of outstanding indebtedness. Given the large amounts and volume of our purchases from vendors, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our vendors, and consequently may have a material adverse effect on our business, results of operations and financial condition.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require more capital in the future to:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

•	enhance and expand the range of products we offer;

•	respond to potential strategic opportunities, such as investments, acquisitions and expansion; and

•	pay down our debt.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness.

We are a holding company with no revenue generating operations of our own. We depend on the performance of our subsidiaries and their ability to make distributions to us.

We are a holding company with no business operations, sources of income or assets of our own other than our ownership interests in our subsidiaries. Because all our operations are conducted by our subsidiaries, our cash flow and our ability to repay debt that we may incur after this offering and our ability to pay dividends to our shareholders are dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries to us are subject to restrictions imposed by the debt instruments of our subsidiaries. The debt instruments of each of our subsidiaries, Edgen Murray Corporation and Edgen Murray Cayman Corporation, limit our ability to allocate cash flow or resources from one subsidiary, and its related group of subsidiaries, to another subsidiary group or to us. In addition, payments or distributions from our subsidiaries could be subject to restrictions on dividends or repatriation of earnings, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. In particular, Edgen Murray Europe Limited, our principal UK subsidiary, may under English law only pay dividends out of distributable profits. Under Bermuda law, Edgen Murray Limited can only pay dividends or distributions if it meets certain solvency tests. See “Dividend policy.”

Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization of any such subsidiary, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary’s creditors, including trade creditors and holders of debt issued by that subsidiary.

We have substantial indebtedness and may be unable to service our debt. Our substantial indebtedness could adversely affect our financial position, limit our available cash and our access to additional capital and prevent us from growing our business.

We have a substantial amount of indebtedness. As of June 30, 2008, our total indebtedness, including capital leases, was approximately $557.3 million. If additional indebtedness is incurred, the risks described below could increase. The level of our indebtedness could have important consequences to us, including the following:

•	a substantial portion of our cash flow from operations will be dedicated to debt service and may not be available for other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

limiting our ability to obtain financing in the future for working capital, capital expenditures and general company purposes, including acquisitions, and impeding our ability to secure favorable lease terms;

•	making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures; and

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness.

In addition, we are subject to covenants contained in agreements governing our indebtedness. These covenants include limitations on the incurrence of additional indebtedness and liens, the payment of dividends and distributions, the making of investments, loans and advances, transactions with affiliates and mergers and the sale of assets. They also include a maximum leverage ratio and, under certain circumstances, a fixed charge coverage ratio that we must satisfy each quarter. Any failure to comply with these covenants could result in a default. Upon a default, unless waived, the applicable lenders would have all remedies available to a secured lender, and could elect to terminate their commitments, cease making further loans, institute foreclosure proceedings against our assets and force us into bankruptcy or liquidation. In addition, a default under one of our debt agreements could trigger cross defaults under other agreements and may permit acceleration of our other indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Debt.”

Some of our indebtedness is subject to floating interest rates, which would result in our interest expense increasing if interest rates rise.

Borrowings under our revolving credit agreement and first and second lien term loans bear interest at variable rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing funds available for operations or other purposes. Based on the amount of variable rate debt outstanding as of June 30, 2008 of $             million, as adjusted to reflect the application of the expected net proceeds to us from this offering to repay a portion of our first lien term loans, a hypothetical 1% increase in variable interest rates would increase our annual interest expense by $             million. The actual effect of a 1% increase could be more or less depending upon the actual amount of debt outstanding at the time. Accordingly, we may experience economic losses and a negative impact on earnings as a result of interest rate fluctuations. Although we may use derivative instruments from time to time to reduce our exposure to interest rate fluctuations in some cases, we may not elect or have the ability to implement hedges or, if we do implement them, they may not achieve the desired effect. See “Management’s discussion and analysis of financial condition and results of operations — Quantitative and qualitative disclosures about market risk” and “Use of proceeds.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. An inability to service our indebtedness could lead to a default under our credit facilities, which may result in an acceleration of our indebtedness.

To service our indebtedness, we will require a significant amount of cash. Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Beginning in 2009, our subsidiaries’ term loans require mandatory annual principal prepayments from excess cash flow, as defined by the term loan agreements, for the previous fiscal year.

Our future cash flow may not be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. These actions may not be effected on a timely basis or on satisfactory terms or at all, and these actions may not enable us to continue to satisfy our capital requirements. In addition, our existing or future debt agreements may contain restrictive covenants prohibiting us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources” and “Use of Proceeds.”

The agreements governing our indebtedness restrict our ability to engage in certain business transactions.

The agreements governing our indebtedness restrict our ability to, among other things, engage in the following actions, subject to limited exceptions:

•	incur or guarantee additional debt;

•	declare or pay dividends to holders of our common shares;

•	make investments;

•	incur liens or permit them to exist;

•	enter into transactions with affiliates;

•	make material changes in the nature or conduct of our business;

•	merge or consolidate with, or sell substantially all of our assets to, other companies;

•	make capital expenditures; and

•	transfer or sell assets.

Our credit agreements also contain other covenants that are typical for credit agreements of their size, type and tenor, such as requirements that we meet a maximum leverage ratio and, under certain circumstances, a fixed charge coverage ratio. Our ability to make additional borrowings under our revolving credit agreement depends upon satisfaction of these covenants. Our ability to comply with these covenants and requirements may be affected by events beyond our control.

Our failure to comply with obligations under our credit facilities could result in an event of default under the facilities. A default, if not cured or waived, could prohibit us from obtaining further loans under our credit facilities and permit our lenders to accelerate payment of their loans. If our indebtedness is accelerated, we cannot be certain that we will have funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. If we could not repay or refinance the accelerated indebtedness, we could be insolvent and could seek to file for bankruptcy protection. Any such default, acceleration or insolvency would likely have a material adverse effect on the market value of our common shares.

Anti-takeover provisions in our organizational documents and under Bermuda law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our bye-laws that will become effective upon the completion of this offering may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

•

the ability of our board of directors to issue undesignated shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors;

•	a classified board of directors;

•	limitations on the removal of directors and the filling of vacancies on the board of directors;

•	prohibition of shareholder action by written consent;

•	advance notice requirements for director nominations and other shareholder proposals; and

•	supermajority voting requirements for amendments to our bye-laws and in respect of certain business combinations.

In addition, the foregoing factors may prevent or delay our acquisition by a third party, even though such transaction may be in the best interests of our shareholders. See “Description of share capital—Anti-takeover provisions of our memorandum of association, our bye-laws and Bermuda law.”

Concentration of ownership among our existing executives, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.

After giving effect to the completion of the Contribution and this offering, funds managed by JCP will beneficially own approximately     % of our outstanding common shares and our executives, directors and principal shareholders will beneficially own, in the aggregate, approximately     % of our outstanding common shares. In addition, JCP will have the right to designate one director to our board of directors so long as certain ownership thresholds are met. Accordingly, these shareholders may be able to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our shareholders, such as the adoption of amendments to our memorandum of association and the approval of mergers, sales of substantially all of our assets and other significant transactions. This concentration of ownership will limit your ability to influence corporate actions. The concentration of ownership may also delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these shareholders. We cannot assure you that the interests of these shareholders will not conflict with your interests. For additional information regarding the share ownership of, and our relationships with, the shareholders, you should read the information under the headings “Principal and selling shareholders” and “Certain relationships and related person transactions.”

Risks generally associated with acquisitions, including identifying and integrating future acquisitions, could adversely affect our business.

A key element of our growth strategy has been and is expected to continue to be the pursuit of acquisitions of other businesses that either expand or complement our global platform. We cannot assure you, however, that we will be able to identify additional acquisitions or that we would realize any anticipated benefits from such acquisitions. Integrating businesses involves a number of special risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems concerning assimilating and retaining the employees of the acquired business, accounting issues that arise in connection with the acquisition, challenges in retaining customers and potentially adverse short-term effects on operating results. Acquired businesses may require a greater amount of capital, infrastructure or other spending than we anticipate. In addition, we may incur debt to finance future acquisitions, which could increase our leverage. We cannot assure you that we will be successful in consummating future acquisitions on favorable terms, if at all. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy could be adversely impacted.

War, other armed conflicts or terrorist attacks could result in a material adverse effect on our business.

The continuing unrest in Iraq, tension with regard to North Korea and Iran, as well as terrorist attacks have significantly increased political and economic instability in some of the geographic areas in which we operate and could spread to other such areas. Our operations in the Middle East could be adversely affected by post-war conditions in Iraq if armed hostilities, acts of terrorism or other unrest persist. Acts of terrorism and threats of armed conflict elsewhere in the Middle East and in or around various other areas in which we operate, such as the Caspian Sea region, West Africa, Latin America and Southeast Asia, could also limit or disrupt our markets and operations. Further hostilities or additional acts of terrorism in these regions could result in the evacuation of personnel, cancellation of contracts or the loss of personnel or assets. Armed conflicts, terrorism and their effects on us or our markets could significantly affect our business in the future.

Disruptions in the political and economic conditions of the countries in which we operate could adversely affect our business.

Our operations are subject to the following risks, among others, associated with the political and economic conditions of the countries in which we operate:

•	foreign currency fluctuations and devaluations;

•	local economic conditions;

•	restrictions on currency repatriation;

•	restrictions on access to markets for periods of time;

•	political instability;

•	unfavorable government policies disrupting purchasing and distribution capabilities;

•	war and civil disturbances; and

•	terrorist attacks.

With respect to our potential exposure to foreign currency fluctuations, as of and for the six months ended June 30, 2008, approximately 14% of our revenues and 13% of our total assets were denominated in UK pounds, our functional currency in the United Kingdom. As a result, a material decrease in the value of the UK pound relative to the US dollar may negatively impact our revenues, cash flows and net income. Each one percentage point change in the value of the UK pound relative to the US dollar for the six months ended June 30, 2008 would have impacted our revenues by approximately $0.8 million.

Although we are not subject to currency controls in the countries where we currently operate, any future currency controls implemented by local monetary authorities in these countries could affect our business or financial results.

We are also subject to other risks, including foreign monetary and tax policies, expropriation, nationalization and nullification or modification of contracts. Additionally, our ability to compete in international markets may be adversely affected by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, our subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to us.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

Our market areas in the southeastern United States are susceptible to hurricanes. Similarly our market areas in the Asia/Pacific geographic market are susceptible to tropical storms, also known as typhoons. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. Additionally, we may experience communication disruptions with our customers, vendors and employees. In 2008 and 2005, Hurricanes Gustav, Ike, Katrina and Rita struck the Gulf Coast of Louisiana, Mississippi, Alabama and Texas and caused extensive and catastrophic physical damage to those market areas. As a result of Hurricanes Katrina and Rita, our Louisiana and Texas locations sustained minor physical damage and were closed for a minimal number of days to secure our employees. Additionally, our sales order backlog and shipments experienced a temporary decline immediately following the hurricanes.

We cannot predict whether, or to what extent, damage caused by future hurricanes and tropical storms will affect our operations or the economies in those market areas. Such weather events could result in disruption of our purchasing and distribution capabilities, interruption of our business that exceeds our insurance coverage, our inability to collect from customers and increased operating costs. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or other adverse weather events.

If we are unable to retain our key management personnel, our growth and future success may be impaired and our financial condition could suffer as a result.

Our success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. The departure of any of the members of our senior management could have a material adverse effect on our business, financial condition or results of operations. We do not maintain key-man life insurance on any of the members of our senior management. We cannot assure you that the services of our senior management will continue to be available to us. For additional information regarding our management, see “Management.”

We might be unable to employ and retain a sufficient number of sales and customer service personnel.

Many of our customers require products that are complex, highly engineered or able to perform in harsh conditions. We believe that our success depends upon our ability to employ and retain qualified sales and service personnel with the ability to understand our products and provide tailored product solutions to our customer base. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase and our growth potential could be impaired.

We are subject to environmental laws and regulations relating to hazardous materials, substances and waste used in or resulting from our operations. Liabilities or claims with respect to environmental matters could have a significant negative impact on our business.

As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. Such liabilities or claims, if incurred, could be material. Environmental regulations are comprehensive, complex and frequently changing. Some of these laws and regulations are subject to varying and conflicting interpretations. We also may be subject from time to time to administrative or judicial proceedings or investigations brought by private parties or government agencies with respect to environmental matters. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property may result from environmental and other impacts of our operations

We are subject to various employee safety and health regulations, which could subject us to significant liabilities and compliance expenditures.

Our operations are governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous chemicals in the workplace. Employee safety and health regulations are comprehensive, complex and frequently changing. Some of these laws and regulations are subject to varying and conflicting interpretations. We may be subject from time to time to administrative or judicial proceedings or investigations brought by private parties or government agencies with respect to employee safety and health issues.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and related rules of the SEC and the NYSE regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. We also expect that it could be difficult and will be significantly more expensive to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. Advocacy efforts by shareholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to opine as to the effectiveness of our internal controls over financial reporting, which could have a significant and adverse effect on our business and reputation.

We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, the design and operational effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the SEC thereunder, which we refer to as “Section 404.” We are in the process of documenting and initiating tests of our internal control procedures in order to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We expect that we will be required to comply with the requirements of Section 404 for our          fiscal year. In addition, if we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm will not be able to opine as to the effectiveness of our internal control over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

We could be subject to personal injury, property damage, product liability and environmental claims involving allegedly defective products that we distribute.

The products we distribute are often used in potentially hazardous applications that could result in death, personal injury, property damage, environmental damage, loss of production, punitive damages and consequential damages. Actual or claimed defects in the products we distribute may result in us being named as a defendant in lawsuits asserting potentially large claims, despite our not having manufactured the products alleged to have been defective. Furthermore, applicable law may render us liable for damages regardless of negligence or fault on our part. In particular, certain environmental laws provide for joint and several and strict liability for remediation of spills and releases of hazardous substances. Some of these risks are reduced because we are a distributor of products produced by third-party manufacturers, and so, in certain circumstances we may have third-party warranty or other claims against the manufacturer of products alleged to have been defective. However, we may give warranty terms that exceed that of the manufacturer or the manufacturer may be financially unable to cover the losses and damages caused by defective products. There also is no assurance that our insurance coverage would be adequate to cover the underlying claims, as our insurance does not provide coverage for all liabilities (including liability for certain events involving pollution).

We may not have adequate insurance for potential liabilities.

In the ordinary course of business, we may be subject to various product and non-product related claims, laws and administrative proceedings seeking damages, or other remedies arising out of our commercial operations. We maintain insurance to cover our exposure for most claims and losses. However, our insurance is subject to various self-retentions and deductibles, may be inadequate or unavailable to fully protect us, and may be canceled or otherwise terminated. We face the following additional risks under our insurance coverage:

•	we may not be able to continue to obtain insurance on commercially reasonable terms or at all;

•

we may be faced with types of liabilities that will not be covered by our insurance, such as damages from environmental contamination or terrorist attacks, and that will exceed any amounts we have reserved for such matters;

•	the amount of any liabilities may exceed our policy limits and any amounts we have reserved for such matters; and

•	we may incur losses from interruption of our business that exceed our insurance coverage.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. Further, even if we successfully defend ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business.

We may become subject to taxation in Bermuda, which would have a material adverse effect on our business, results of operations and financial condition.

We have received written assurances from the Bermuda Minister of Finance under The Exempted Undertaking Tax Protection Act 1966 of Bermuda to the effect that if there is enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax shall not be applicable to us or any of our operations or common shares, debentures or other obligations until March 28, 2016, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased in Bermuda. We cannot assure you that future Bermuda Ministers of Finance will honor that assurance, which is not legally binding, or that after such date we would not be subject to any such tax. If we were to become subject to taxation in Bermuda, it could have a material adverse effect on our business, results of operations and financial condition.

Risks relating to our common shares and this offering

No public market existed for our common shares prior to the offering and there can be no assurance that an active trading market will develop for the common shares on the NYSE.

Prior to this offering, there has been no public market for our common shares, and you could not buy or sell the common shares publicly. We have applied to have the common shares quoted on the NYSE. There can be no assurance that an active trading market will develop for the common shares on the NYSE. The absence of an active trading market on the NYSE could adversely affect the market price of the common shares. The underwriters will determine the offer price by negotiation, and this price may not be the price at which the common shares will trade due to the fact that the offer price may be based on factors that may not be indicative of future performance.

Market volatility may cause the price of our common shares and the value of your investment to decline, and you may not be able to resell your common shares at or above the initial public offering price.

Our common share price is likely to be volatile. The initial public offering price may not be indicative of prices that will subsequently prevail in the market. Therefore, if you purchase common shares in this offering, you may not be able to resell your common shares at or above the initial public offering price. In addition to other risk factors described in this section, the following factors may have a significant impact on the market price of our common shares:

•	actual or anticipated fluctuations in our results of operations;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common shares; and

•	sales of our common shares by our officers, directors and significant shareholders.

Your rights as a shareholder will be governed by Bermuda law, and Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a state of the United States. As a Bermuda company, we are governed by the Bermuda Companies Act 1981, as amended (the “Companies Act”). The Companies Act differs in some material respects from laws generally applicable to US corporations and shareholders, including provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See “Description of our share capital.”

Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies generally do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. In addition, our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director or to recover any gain, personal profit or advantage to which such officer or director is not legally entitled. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. For a description of these restrictions, see “Description of our share capital.” Additionally, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a state within the United States.

You may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

We are organized under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability or penal provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of US courts obtained against us or our directors or officers based on the civil liability or penal provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on US federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

Investors purchasing our common shares will suffer immediate and substantial dilution.

The initial public offering price for our common shares will be substantially higher than the equivalent net tangible book value per share of our common shares immediately after this offering. If you purchase common shares in this offering, you will incur substantial and immediate dilution in the net tangible book value of your investment. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of common shares then outstanding. See “Dilution” for a calculation of the extent to which your investment will be diluted.

Common shares eligible for public sale after this offering could adversely affect the price of our common shares.

The market price for our common shares could decline as a result of sales by our existing shareholders or management of common shares in the public market after this offering, or the perceptions that these sales could occur. These sales could materially impair our future ability to raise capital through offerings of our common shares. The lock-up agreements relating to our shareholders provide that they may not dispose of common shares for 180 days following the date of this prospectus. For more information on our principal shareholders, their lock-up agreements and their shares eligible for future sale, see “Principal and selling shareholders,” “Shares eligible for future sale” and “Underwriting.”

Special note regarding forward-looking statements

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which, in turn, are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from these forward-looking statements as a result of a wide variety of factors, including all the risks discussed in “Risk factors” and elsewhere in this prospectus.

Accordingly, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $             million, after deducting the underwriting discount and commissions and the estimated fees and expenses of this offering (assuming an initial public offering price of $             per common share, the midpoint of the range set forth on the cover page of this prospectus). We will not receive any of the proceeds from the sale of our common shares by the selling shareholders, a group which includes certain of our officers and directors and affiliates of Jefferies & Company, Inc., an underwriter in this offering.

We intend to use all of the net proceeds to us from this offering for the repayment of a portion of our first lien term loans.

As of June 30, 2008, $420.8 million was outstanding under our first lien term loans. The first lien term loans bear interest at a floating rate equal to the base rate, which is defined as the higher of the applicable prime rate or 0.50% above the federal funds effective rate, in effect from time to time plus 1.75%, or at the reserve adjusted eurodollar rate in effect from time to time plus 2.75%. As of June 30, 2008, the weighted average interest rate was 5.40%, without giving effect to any interest rate swaps. The first lien term loans mature on May 11, 2014. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Debt.” An affiliate of Jefferies & Company, Inc., an underwriter in this offering, is a lender under our first lien term loans and will receive a portion of the net proceeds of this offering used to repay our first lien term loans. See “Underwriting.”

Dividend policy

Under Bermuda law, a company may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

To date, we have not declared or paid any cash dividends on our common shares, although in the future we may do so. Any such future determination relating to our dividend policy will be made at the discretion of our board of directors, subject to Bermuda law, and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Our ability to declare and pay dividends is restricted by covenants in our revolving credit agreement and our first and second lien term loans. Our ability to declare and pay dividends is also dependent upon cash dividends and distributions or other transfers from our subsidiaries to us because we are a holding company with no business operations, sources of income or assets of our own other than our ownership interests in our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries to us are subject to restrictions imposed by the debt instruments of our subsidiaries. In addition, payments or distributions from our subsidiaries could be subject to restrictions on dividends or repatriation of earnings, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. As a result, you should not rely on an investment in our common shares if you require dividend income. You will need to sell your common shares to realize a return on your investment, and you may not be able to sell your common shares at or above the price you paid for them.

Capitalization

The following table sets forth our capitalization as of June 30, 2008:

•	on an actual basis; and

•

on an as adjusted basis, to give effect to the Contribution, the sale by us of approximately              common shares in this offering at an assumed public offering price per share of $             (the midpoint of the range on the cover page of this prospectus), and the application of our expected net proceeds of this offering as described under “Use of proceeds.”

You should read the information in this table in conjunction with “Use of proceeds,” “Certain relationships and related person transactions,” “Selected historical consolidated financial information of Edgen Murray II, L.P.,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes to those statements contained elsewhere in this prospectus.

	As of June 30, 2008
(dollars in thousands)	Actual	As adjusted (1)
Debt:
Revolving credit agreement (2)	$34,390	$
First lien term loans (2)	420,750
Second lien term loan (2)	75,000
Newbridge capital lease (2)	22,713
Various other notes and capital leases	4,415

Total debt, including current portion	557,268
Partners’ capital (deficit)/shareholders’ equity (deficit):
Edgen Murray II, L.P.
Common partnership units — Edgen Murray II, L.P., $1,000 per unit, 209,528 units were issued and outstanding at June 30, 2008, and 209,528 units are issued and outstanding on an as adjusted basis (3)	(39,543)		—
Edgen Murray Limited
Common shares, $1.00 par value per share and shares are authorized and shares are assumed to be issued and outstanding on an as adjusted basis (4)	—

Total partners’ capital (deficit)/shareholders’ equity (deficit)	(39,543)

Total capitalization	$517,725	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) the amount of first lien term loan debt repaid, total partners’ capital (deficit)/shareholders’ equity (deficit) and total capitalization by approximately $ million, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated fees and expenses of this offering.

(2)	See “Management’s discussion and analysis of financial condition and results of operation — Liquidity and capital resources — Debt” for a description of our revolving credit agreement, first lien term loans, second lien term loan and Newbridge capital lease.

(3)	As a result of the Contribution, the equity holders of Edgen Murray II, L.P. will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is substantially equivalent to their ownership interest in Edgen Murray II, L.P., before giving effect to the common shares to be issued by Edgen Murray Limited in this offering.

(4)	Excludes shares issuable upon exercise of currently outstanding options to purchase our common shares.

Dilution

If you invest in our common shares, your interest will be diluted immediately to the extent of the difference between the initial public offering price per common share and the net tangible book value per common share immediately after this offering. Net tangible book value per share represents the total tangible assets less total liabilities divided by the number of common shares outstanding as of June 30, 2008.

As of June 30, 2008, our net tangible book value was a deficit of approximately $             per common share based on              common shares outstanding. After giving effect to the Contribution, the sale by us of approximately              common shares in this offering at an assumed public offering price per share of $             (the midpoint of the range on the cover page of this prospectus), and the application of our expected net proceeds of this offering, our as adjusted net tangible book value as of June 30, 2008 would have been approximately $             million, or $             per common share. This would represent an immediate increase in net tangible book value of $             per share to existing shareholders and an immediate dilution of $             per common share to investors purchasing our common shares in this offering. The following table illustrates this dilution:

Per common share
Assumed initial public offering price	$
Net tangible book value as of June 30, 2008	$
Increase in net tangible book value attributable to this offering	$

As adjusted net tangible book value after this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $              per share would increase or decrease the as adjusted net tangible book value per share after this offering by $              per share and would increase or decrease the dilution in as adjusted net tangible book value per share to investors in this offering by $              per share. This calculation assumes that the number of shares offered by us, as set forth of the cover page of this prospectus, remains the same and reflects the deduction of the estimated underwriting discount and commissions and estimated fees and expenses of this offering.

The following table shows, on the as adjusted basis described above as of June 30, 2008, the differences in the number of common shares purchased from us, the total cash consideration paid and the average price per common share paid by our existing shareholders and by new investors (assuming an initial public offering price per share of $              per common share, which is the midpoint of the range on the cover page of this prospectus).

	Common shares purchased			Total consideration			Average price per common share
(dollars in millions)	Number	Percent		Amount	Percent
Existing shareholders			%			%	$
New investors			%			%	$

Total		100%			100%

If the underwriters exercise their over-allotment option in full, the following will occur:

•

the as adjusted percentage of our common shares held by existing shareholders will decrease to approximately     % of the total number of as adjusted common shares outstanding immediately after this offering; and

•

the as adjusted number of our common shares held by investors in this offering will increase to             , or approximately     %, of the total as adjusted number of common shares outstanding immediately after this offering.

The as adjusted dilution information above is for illustrative purposes only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our common shares and other terms of this offering determined at pricing. The number of our common shares outstanding after this offering as shown above is based on the number of common shares outstanding as of June 30, 2008 after giving effect to the Contribution, and excludes              shares issuable upon exercise of currently outstanding options to purchase our common shares.

Selected historical consolidated financial information of

Edgen Murray II, L.P.

Background

Buy-out Transaction and MIM Acquisition

On February 1, 2005, a corporation formed by funds managed by JCP and certain members of the management of Edgen Corporation acquired the business of Edgen Corporation. We applied SFAS 141 and allocated the transaction consideration to the assets acquired and the liabilities assumed, including goodwill and other intangibles, at their respective fair values as of the acquisition date. For periods prior to February 1, 2005, however, these assets and liabilities remain presented at their respective historical values. As a result, the balances and amounts presented in the consolidated financial statements and notes thereto for periods after the Buy-out Transaction are not comparable with those in respect of the periods prior to the Buy-out Transaction. See “Certain relationships and related person transactions — The Buy-out Transaction.”

In connection with the acquisition of Murray International Metals Limited and its subsidiaries on December 16, 2005, Edgen Corporation’s stockholders transferred all of their equity interests in the company to a newly created holding company, Edgen/Murray, L.P., in exchange for common and preferred partnership interests of Edgen/Murray, L.P., and Edgen Corporation became a wholly owned subsidiary of Edgen/Murray, L.P. For the MIM Acquisition, we applied fair value purchase accounting under SFAS 141 and allocated the transaction consideration to the assets acquired and the liabilities assumed, including goodwill and other intangibles, at their respective fair values as of the applicable acquisition date. See “Certain relationships and related person transactions — Formation of Edgen/Murray, L.P. and the MIM Acquisition.”

Recapitalization Transaction

On May 11, 2007, Edgen Murray II, L.P., a newly created holding company, acquired our business in a transaction led by funds managed by JCP. In this transaction, Edgen/Murray, L.P. distributed the shares of its two direct subsidiaries, Edgen Murray Corporation and Pipe Acquisition Limited, to its partners. The partners then sold a portion of the distributed shares to subsidiaries of Edgen Murray II, L.P. for cash at the fair market value at the date of the transaction. The remaining distributed shares were contributed by certain partners, generally members of our management, to Edgen Murray II, L.P. in exchange for common limited partnership units of Edgen Murray II, L.P. Because the same principals of JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P., the Recapitalization Transaction was accounted for as a business combination of entities under common control for financial reporting purposes. Accordingly, fair value purchase accounting has not been applied as it was for the Buy-out Transaction and MIM Acquisition, which means we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with SFAS 141, and we have recorded the purchase by Edgen Murray II, L.P. of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit), which has resulted in a negative equity account. See “Certain relationships and related person transactions — Recapitalization Transaction.”

References in this prospectus and our financial statements to the “Predecessor” in respect of the periods prior to the Buy-out Transaction are references to Edgen Corporation and references to the “Successor” mean:

•	Edgen Corporation and its subsidiaries, in respect of the periods prior to the December 16, 2005 MIM Acquisition;

•	Edgen/Murray, L.P. and its subsidiaries, in respect of the periods after the MIM Acquisition and prior to the May 11, 2007 Recapitalization Transaction; and

•	Edgen Murray II, L.P. and its subsidiaries, in respect of the periods after the Recapitalization Transaction.

Other Acquisitions

We have also completed other acquisitions, including the acquisition of Western Flow Products, Inc. on July 15, 2005, PetroSteel on May 11, 2007 and EVS on August 31, 2007. For each of these acquisitions, we applied fair value purchase accounting under SFAS 141 and allocated the transaction consideration to the assets acquired and the liabilities assumed, including goodwill and other intangibles, at their respective fair values as of the applicable acquisition date. In addition, the historical financial statements of Edgen Murray II, L.P. include the results of their operations and cash flows of these acquired businesses from the respective acquisition date. This treatment may also affect the comparability of our financial information from period to period.

Contribution

Edgen Murray Limited was incorporated in August 2008 to serve as a future holding company for our non-US subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our US subsidiaries as a result of the Contribution and, as our new parent holding company, will serve as the issuer in this offering. As a result, the historical financial information included in this prospectus represents the consolidated financial statements of our current parent holding company, Edgen Murray II, L.P., and its wholly-owned subsidiaries. The Contribution will be accounted for as a business combination among entities under common control and the historical carryover basis of assets and liabilities will remain unchanged similar to the Recapitalization Transaction previously described. As a result, the Contribution will not have an impact on our financial position or results of operations as of the date of the Contribution. See “Certain relationships and related person transactions — Formation of Edgen Murray Limited and the Contribution.”

Financial statement presentation

We have derived (1) our selected statement of operations, cash flow and other financial data for the years ended December 31, 2006 and 2007, the period February 1, 2005 to December 31, 2005 (Successor), the period January 1, 2005 to January 31, 2005 (Predecessor) and our selected balance sheet data as of December 31, 2006 and 2007 from our audited consolidated financial statements included elsewhere in this prospectus and (2) our selected statement of operations, cash flow and other financial data for the six months ended June 30, 2007 and 2008 and our selected balance sheet data as of June 30, 2008 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

We have derived our selected statement of operations, cash flow and other financial data for the years ended December 31, 2003 and 2004 (Predecessor) and our selected balance sheet data as of December 31, 2003 and 2004 (Predecessor) from our audited consolidated financial statements not included in this prospectus.

Historical results presented below are not necessarily indicative of future performance or operations, and results for any interim period are not necessarily indicative of results that may be expected for a full year. The selected financial data presented below represent portions of our financial statements and are not complete. You should read this information in conjunction with, and it is qualified in its entirety by reference to, “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and the related notes thereto and our unaudited condensed consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

The following tables set forth, for the periods and dates indicated, our selected historical consolidated financial information.

	Predecessor			Successor
(dollars in thousands)	Year ended December 31, 2003	Year ended December 31, 2004	Period January 1, 2005 to January 31, 2005	Period February 1, 2005 to December 31, 2005 (1)	Year ended December 31, 2006 (1)	Year ended December 31, 2007	Six months ended June 30,
							2007	2008
Statement of operations:
Sales	$147,025	$207,821	$18,945	$303,361	$686,937	$917,657	$406,075	$567,538
Operating expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	121,146	155,357	14,153	241,346	548,744	748,722	324,601	453,965
Selling, general and administrative expense (2)	29,595	32,009	14,364	29,962	60,292	68,310	35,110	42,493
Depreciation and amortization expense	2,001	2,400	201	7,602	21,051	22,570	8,504	12,288

Total operating expenses	152,742	189,766	28,718	278,910	630,087	839,602	368,215	508,746
Income (loss) from operations	(5,717)	18,055	(9,773)	24,451	56,850	78,055	37,860	58,792
Other income (expense) (3)	174	106	(50)	(358)	13,345	3,176	2,612	1,661
Loss on prepayment of debt	—	—	—	—	—	(31,385)	(31,385)	—
Interest expense, net	(3,122)	(5,163)	(333)	(13,733)	(33,822)	(48,301)	(23,255)	(22,864)

Income (loss) before income tax expense (benefit)	(8,665)	12,998	(10,156)	10,360	36,373	1,545	(14,168)	37,589
Income tax expense (benefit)	(4,195)	(3,211)	(1,916)	3,340	12,891	(1,370)	(6,005)	9,760

Income (loss) from continuing operations	(4,470)	16,209	(8,240)	7,020	23,482	2,915	(8,163)	27,829
Discontinued operations:
Loss from discontinued operations before income tax (benefit)	(348)	—	—	—	—	—	—	—
Income tax (benefit)	(159)	—	—	—	—	—	—	—

Net income (loss)	(4,659)	16,209	(8,240)	7,020	23,482	2,915	(8,163)	27,829
Preferred interest and dividend requirement	(2,212)	(2,206)	(190)	(1,798)	(4,349)	(1,656)	(1,656)	—

Net income (loss) applicable to common unitholders/ shareholders	$(6,871)	$14,003	$(8,430)	$5,222	$19,133	$1,259	$(9,819)	$27,829

Basic (4)
Income (loss) from continuing operations	$(24.99)	$57.34	$(35.53)	$36.78	$65.83	$5.51	$(36.74)	$142.80
Income (loss) from discontinued operations	(0.71)	—	—	—	—	—	—	—

Basic earnings per share	$(25.70)	$57.34	$(35.53)	$36.78	$65.83	$5.51	$(36.74)	$142.80

Diluted (4)
Income (loss) from continuing operations	$(24.99)	$57.29	$(35.53)	$35.58	$64.66	$5.15	$(36.74)	$134.11
Income (loss) from discontinued operations	(0.71)	—	—	—	—	—	—	—

Diluted earnings per share	$(25.70)	$57.29	$(35.53)	$35.58	$64.66	$5.15	$(36.74)	$134.11

Weighted average common shares (4):
Basic	267,395	244,215	237,231	141,998	290,633	228,599	267,254	194,881

Diluted	267,395	244,421	237,231	146,771	295,912	244,635	267,254	207,571

	Predecessor			Successor
	As of December 31,					As of June 30,
(dollars in thousands)	2003	2004	2005 (5)	2006	2007	2007	2008
Balance sheet data:
Cash and cash equivalents	$3,125	$134	$41,146	$15,858	$48,457	$26,007	$36,829
Working capital	53,633	60,868	153,187	189,384	296,190	288,377	314,444
Net property, plant and equipment	11,668	10,423	40,940	41,116	43,530	42,589	44,852
Total assets	105,560	118,862	527,632	545,760	709,554	671,450	738,584
Long-term debt and capital leases	50,973	47,883	286,688	286,546	575,856	578,032	557,268
Mandatorily redeemable preferred stock and preferred units (6)	53,918	55,979	—	—	—	—	—
Preferred partnership units included in total partners’ capital (7)	—	—	50,800	50,542	—	—	—
Total partners’ capital/shareholders equity (deficit) (7) (8)	(25,533)	(11,755)	71,812	98,174	(68,486)	(72,256)	(39,543)

(1)	Our consolidated statement of operations for the period February 1, 2005 to December 31, 2005 includes 45 days of operating results of Pipe Acquisition Limited and its subsidiaries from the date of the MIM Acquisition on December 16, 2005 through its fiscal year end on January 31, 2006, and our consolidated statement of operations for the year ended December 31, 2006 includes eleven months of operating results of Pipe Acquisition Limited and its subsidiaries from February 1, 2006 to December 31, 2006 because Pipe Acquisition Limited’s January 31 fiscal year end was not changed to December 31 until September 30, 2006. See “Management’s discussion and analysis of financial condition and results of operations — Factors affecting comparability of financial information — Difference in subsidiary fiscal year.”

(2)	Selling, general and administrative expense includes $12.0 million in Buy-out Transaction related expenses for the period January 1, 2005 to January 31, 2005, approximately $5.5 million (£3.1 million) in bonus payments and applicable payroll taxes to certain Murray International Metals Limited employees prior to the MIM Acquisition for the period February 1, 2005 to December 31, 2005 and $2.5 million in Recapitalization Transaction related expenses and $2.0 million of compensation expense related to one-time equity grants for the year ended December 31, 2007.

(3)	Other income (expense) for the year ended December 31, 2006 includes a $13.2 million foreign exchange gain on US dollar denominated debt held at our UK subsidiary with a functional currency of UK pounds.

(4)	To present the per share data in this table for each respective period we converted, the number of common limited partnership units of Edgen Murray II, L.P. to the number of common shares of Edgen Murray Limited at a ratio of common limited partnership units to common shares. This ratio reflects that, as a result of the Contribution, the partners of Edgen Murray II, L.P. will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is substantially equivalent to their ownership interest in Edgen Murray II, L.P., before giving effect to the common shares to be issued by Edgen Murray Limited in this offering. Further, the data in this table assumes an initial public offering price of $ per common share (which is the midpoint of the range set forth on the cover page of this prospectus).

(5)	Balance sheet data as of December 31, 2005 includes the consolidated balance sheet of Pipe Acquisition Limited and its subsidiaries as of January 31, 2006 because Pipe Acquisition Limited’s January 31 fiscal year end was not changed to December 31 until September 30, 2006. See “Management’s discussion and analysis of financial condition and results of operations — Factors affecting comparability of financial information — Difference in subsidiary fiscal year.”

(6)	Mandatorily redeemable preferred stock was replaced by redeemable preferred stock on February 1, 2005 in connection with the Buy-out Transaction.

(7)	In connection with the formation of Edgen/Murray, L.P. and the MIM Acquisition in 2005, preferred partnership units were issued to existing Edgen Corporation shareholders, certain members of management of Murray International Metals Limited and Murray Metals Group Limited. In connection with the Recapitalization Transaction and subsequent dissolution of Edgen/Murray, L.P., the preferred partnership units were extinguished. See “Certain relationships and related person transactions — Formation of Edgen/Murray, L.P. and the MIM Acquisition.”

(8)	Total partners’ capital/shareholders’ equity (deficit) as of December 31, 2007 and June 30, 2008 reflects reductions in partners’ capital in connection with the Recapitalization Transaction on May 11, 2007. Because the same principals at JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P., the entities were considered to be under common control for financial reporting purposes. As a result, fair value purchase accounting has not been applied, which means that we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with SFAS 141, and we have recorded the purchase by Edgen Murray II, L.P. of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit). This has resulted in a negative balance for total partners’ capital/shareholders’ equity.

Unaudited pro forma condensed combined

financial information

The following unaudited pro forma condensed combined financial information is presented to illustrate the effects of the following transactions on our historical results of operations:

•

the Recapitalization Transaction on May 11, 2007, including the repayment of $266.0 million of senior secured notes issued by our subsidiaries, the incurrence of the $425.0 million first lien term loans and $75.0 million second lien term loan and borrowings under the revolving credit agreement; and

•	the acquisition of PetroSteel on May 11, 2007.

We have not included the pro forma effects of the acquisition of EVS on August 31, 2007.

We have derived our historical consolidated statement of operations data for the year ended December 31, 2007 from our audited consolidated financial statements included elsewhere in this prospectus.

We have derived the PetroSteel historical consolidated statement of operations data for the period January 1, 2007 to May 11, 2007 from PetroSteel’s audited combined financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2007 assumes that the transactions described above took place on January 1, 2007. The pro forma adjustments are based upon currently available information and certain assumptions that we believe are reasonable. However, the unaudited pro forma condensed combined financial information is presented for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above actually been consummated on the dates indicated and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

The Recapitalization Transaction has been accounted for as a business combination of entities under common control for financial reporting purposes. As a result, we have maintained the historical carryover basis of the acquired assets and assumed liabilities as of May 11, 2007 in accordance with SFAS 141, and fair value purchase accounting has not been applied. These adjustments are more fully described in the notes to the unaudited pro forma condensed combined financial information below.

The acquisition of PetroSteel has been accounted for using the purchase method of accounting and the resulting assets acquired and liabilities assumed have been reflected at their estimated fair market values at the date of acquisition in accordance with SFAS 141. These adjustments are more fully described in the notes to the unaudited pro forma condensed combined financial information below.

The unaudited pro forma condensed combined statement of operations does not give effect to this offering or the application of the expected net proceeds to us to repay a portion of our first lien term loans.

The unaudited pro forma condensed combined financial information should be read in conjunction with, and are qualified in their entirety by reference to, the sections in this prospectus entitled “Selected historical consolidated financial information of Edgen Murray II, L.P.” and “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated and unaudited condensed consolidated financial statements, PetroSteel’s audited combined financial statements and Murray International Metals Limited’s audited consolidated financial statements, and in each case the related notes thereto, contained elsewhere in this prospectus.

Unaudited pro forma condensed combined statement of operations year ended December 31, 2007

	Historical		Pro forma adjustments for acquisition and Recapitalization Transaction		Pro forma for acquisition and Recapitalization Transaction year ended December 31, 2007
(dollars in thousands)	Year ended December 31, 2007	PetroSteel January 1-May 11, 2007 (1)
Statement of operations:
Sales	$917,657	$33,452	$—		$951,109
Operating expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	748,722	27,629	—		776,351
Selling, general and administrative expense (2)	68,310	1,139	—		69,449
Depreciation and amortization expense	22,570	—	2,745	(3)	25,315

Total operating expenses	839,602	28,768	2,745		871,115
Income (loss) from operations	78,055	4,684	(2,745)		79,994
Other income (expense)	3,176	(240)	—		2,936
Loss on prepayment of debt	(31,385)	—	—		(31,385)
Interest (expense) benefit, net	(48,301)	44	(3,373	) (4)	(51,630)

Income (loss) from continuing operations before income tax (benefit) expense, net	1,545	4,488	(6,118)		(85)
Income tax (benefit) expense, net	(1,370)	—	(970	) (5)	(2,339)

Net income	2,915	4,488	(5,148)		(2,254)

Preferred interest and dividend requirement	(1,656)	—	1,656	(6)	—

Net income (loss) applicable to common unitholders	$1,259	$4,488	$(3,492)		$(2,254)

Earnings per unit/share (7):
Basic	$5.51

Diluted	$5.15

Weighted average common unit/shares (7):
Basic	$228,599

Diluted	$244,635

(1)	On May 11, 2007, Edgen Murray Corporation acquired substantially all of the assets and certain liabilities of PetroSteel pursuant to an asset purchase agreement. The purchase price for the assets consisted of $24.7 million in cash (including acquisition costs of $0.5 million), a $4.0 million three-year subordinated note, equity securities having a fair market value of $8.0 million, a cash earn-out payment of up to $12.0 million over a three year term to be determined on each anniversary date of the acquisition, and the assumption of certain working capital liabilities of PetroSteel. On May 11, 2008, the sellers of PetroSteel earned an initial $4.0 million of the earn-out payment.

The purchase price allocation included $1.6 million in goodwill and $25.9 million in other identifiable intangible assets, including a non-competition agreement and sales backlog. The fair value of the non-competition agreement and backlog has been derived using an income/excess earnings valuation method which is based on the assumption that earnings are generated by all of the assets held by the company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the non-competition agreement intangible, including potential losses resulting from such competition, the enforceability of the terms in the agreement and the likelihood of competition in the absence of the agreement. In determining the fair value of backlog, the projected earnings from open sales orders as of the acquisition date were discounted back to the acquisition date. The useful life for the non-competition agreement has been estimated based on the term of the employment agreement and the subsequent non-competition restricted period, while the useful life for backlog has been based on the scheduled delivery dates of the applicable open sales orders.

The pro forma adjustment reflects PetroSteel’s results from January 1, 2007 to May 11, 2007.

(2)	Selling, general and administrative expense for the year ended December 31, 2007 includes $2.5 million of Recapitalization Transaction related expenses and $2.0 million of compensation expense related to one-time equity grants.

(3)	The adjustment to depreciation and amortization expense represents additional amortization expense associated with the amortization of other intangible assets acquired in the PetroSteel acquisition. These other intangible assets are being amortized over seven years, except for backlog which is amortized over a period up to 18 months. These other intangible assets are deductible for US income tax purposes.

(4)	Represents the adjustments to interest expense as follows:

Elimination of historical interest expense (a)	$15,611
Interest on the first lien term loans and the second lien term loan (b)	(15,203)
Interest on borrowings under the revolving credit agreement (c)	(1,183)
Note payable to the sellers of PetroSteel (d)	(120)
Amortization of debt issue costs (e)	(2,478)

Total	$(3,373)

(a)	Reflects the elimination of historical interest expense related to our senior secured notes repaid in connection with the Recapitalization Transaction and the related amortization of deferred financing costs.

(b)	Represents the interest related to the $425.0 million first lien term loans and $75.0 million second lien term loan incurred on May 11, 2007. Pro forma interest expense has been calculated from January 1, 2007 to May 11, 2007 and is based on the aggregate principal balance of $500.0 million at a weighted average interest rate of 8.42%. For $150.0 million of floating rate term loans, the weighted average interest rate utilizes the three month LIBOR on January 1, 2007 and April 1, 2007 of 5.36% and 5.35% plus the applicable margin of 2.75% and 6.25%, for the first and second lien term loans respectively. Additionally, the weighted average interest rate has been adjusted to reflect the impact of interest rate swap agreements with fixed rates of 5.15%, 4.88% and 5.19% on $175.0 million, $100.0 million and $75.0 million of term loans, respectively. Each 0.125% increase (decrease) in the interest rate would have less than a $0.1 million increase (decrease) in the assumed pro forma interest expense.

(c)	For purposes of calculating interest on the borrowings under our revolving credit agreement, we assume $38.6 million of borrowings and a prime rate of 8.25% for the period January 1, 2007 to May 11, 2007 plus a spread of 0.50% resulting in an interest rate of approximately 8.75%. Each 0.125% increase (decrease) in the interest rate would have a less than a $0.1 million increase (decrease) in the assumed pro forma interest expense.

(d)	Represents the pro forma interest related to the $4.0 million subordinated note issued to the sellers of PetroSteel, which accrues interest at a rate of 8.00% per annum, compounded annually.

(e)	Reflects the $9.8 million amortization of debt issue costs using the effective interest method over the term of the first lien term loans (seven years), plus debt issue costs of $1.6 million over the term of the second lien term loan (eight years), and debt issue costs of $4.4 million over the term of the revolving credit agreement (five years).

(5)	Reflects the tax effect of the earnings from PetroSteel and the pro forma adjustments at a blended statutory rate of approximately 34%.

(6)	Represents the elimination of accrued preferred interest at 8.50% per annum on preferred units of Edgen Murray Corporation reacquired in connection with the Recapitalization Transaction.

(7)	Pro forma earnings per unit/share and weighted average common unit/shares have been adjusted to reflect the pro forma effect of shares issued in connection with the Contribution and shares issued in connection with this offering. For this purpose, the number of common limited partnership units of Edgen Murray II, L.P. was converted to the number of common shares of Edgen Murray Limited at a ratio of common limited partnership units to common shares. This ratio reflects that, as a result of the Contribution, the partners of Edgen Murray II, L.P. will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is substantially equivalent to their ownership interest in Edgen Murray II, L.P., before giving effect to the common shares to be issued by Edgen Murray Limited in this offering, and is based on an assumed initial public offering price of $ per common share (which is the midpoint of the range set forth on the cover page of this prospectus).

Management’s discussion and analysis of financial condition and results of operations

The following Management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under the heading “Risk factors.” Unless otherwise provided below, references to “we,” “us” and “our” refer to Edgen Murray Limited and its subsidiaries, after giving effect to the Contribution. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto and our condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.

General

Background

We are a leading global distributor of specialty steel products primarily to energy infrastructure markets. The products we distribute include highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions (including high pressure and extreme temperature environments) or to withstand the effects of corrosive or abrasive materials.

We distribute and market our products and provide comprehensive procurement and project management solutions to our customers on projects spanning the complete scope of the energy industry. We supply our products to fabricators, contractors, owners and operators engaged in the development of new energy infrastructure projects (including exploration and production, gathering and transmission, refining and processing, new oil and natural gas drilling rig construction, power generation and chemical and petrochemical), as well as for the MRO of existing facilities. Our global sales and distribution network enables us to efficiently procure and deliver our entire product offering worldwide to customers who may not have the relationships, resources or logistical support or who may not be willing or able to purchase in sufficient volume or on a cost-effective basis to complete procurement independently. Our customers are principally end-users and include “upstream” oil and natural gas exploration and production companies, “midstream” gathering and transmission, pipeline and storage companies, “downstream” refining and processing companies, power generation companies and engineering and construction firms. We also supply our products, on a more limited basis, to chemical, petrochemical, mining and alternative energy companies. We believe that our global presence, efficient customer service and expansive inventory of specialty steel products are key to our growth.

For the six months ended June 30, 2008, approximately 78% of our total revenue was attributable to customers that operate in or service the energy infrastructure markets. Within those markets, approximately 60% of our total revenue was attributable to customers that operate in or service the oil and natural gas industry and the remainder was attributable to customers that operate in the petrochemical, power generation and fabrication industries.

Principal factors that affect our business

Our business is substantially dependent upon conditions in the energy industry and, in particular, capital expenditures by customers in the oil and natural gas exploration and production, gathering and transmission, crude oil refining and the energy processing and power generation industries. The level of energy-related capital expenditures generally depends on prevailing views of future oil, natural gas, refined products, electric power and petrochemical supply and demand, which are influenced by numerous factors, including, among others:

•

Changes in global economic conditions. Until recently, global economic conditions have been generally favorable and have resulted in high levels of industrial expansion and new project demand, which in turn has resulted in increased demand for our specialty steel products. Although we believe that continued investment in energy infrastructure is a long-term trend, downturns in the general economy, or more particularly in the oil and natural gas industry, could materially reduce demand for our products and result in a decrease in our revenues.

•

Changes in oil and natural gas prices. The significant increases in global oil and natural gas demand over the past several years have resulted in increased investment in energy infrastructure. Oil and natural gas prices in particular have been affected by increased demand for refined products in developing nations, worldwide political conditions, OPEC actions, weather conditions and environmental and other government regulations. A significant portion of our revenues are dependent on oil and natural gas prices and if capital expenditures were to significantly decline as a result of lower oil and natural gas prices, our revenues and profitability would be adversely affected.

•

Availability of adequate financing. Our customers often depend on external sources of capital to finance new energy infrastructure projects as well as to expand existing facilities. Demand for our products is directly related to our customers ability to make capital expenditures. Our customers have generally had sufficient sources of funding, but reduced access to adequate or reasonably priced capital financing could result in a reduced demand for our products.

•

Increasing rates of oil and natural gas production in non-traditional geographies. As oil and natural gas production in the world’s proven locations has declined, the search for oil and natural gas has moved to much harsher environments — deeper water, deeper wells, extreme heat or cold and higher pressures. The infrastructure required for these environments requires special steel materials to withstand the hostile environmental conditions. Our products are specifically designed to tolerate these conditions, which has led to greater customer demand and resulted in increased sales levels. Furthermore, as oil and natural gas production has developed away from traditional areas, the need to construct infrastructure to efficiently transport oil and natural gas from remote regions to points of consumption also has resulted in increased expenditures for high-grade pipe and fittings.

•

Investment in refining capacity. As a result of environmental requirements and the processing of heavier crude oils, refineries have been required to make enhancements to their existing processes to produce cleaner-burning fuel and to compensate for the requirements to refine heavier crude oils. The growing demand for energy resources, particularly in developing countries, also has necessitated increased refining capacity. These factors have led to expenditures for expansion, process improvements and new refineries and ultimately to increased demand for our specialty chrome, alloy and stainless steel products. Decreased fuel demand could therefore result in reduced revenues and profitability.

In addition to demand driven factors, our business is also affected by changes in the cost of steel. Fluctuations in the costs of the products we supply are largely driven by changes in the condition of the general economy, changes in product inventories held by our customers, our vendors and other distributors and prevailing steel prices around the world. Historically, we have managed to successfully maintain our profit margins by adjusting the prices we charge our customers to reflect variances in the cost of our products. Demand for our products, the actions of our competitors, and other factors largely out of our control will influence whether, and to what extent, we will be successful in maintaining our profit margins in the future.

Factors affecting comparability of financial information

Fair value accounting and historical carryover basis accounting

In accordance with SFAS 141, we applied fair value purchase accounting to the Buy-out Transaction on February 1, 2005 because it involved a change of control. This means we allocated the transaction consideration to the assets acquired and the liabilities assumed, including goodwill and other intangibles, at their respective fair values as of the acquisition date. For periods prior to February 1, 2005, however, these assets and liabilities remain presented at their respective historical values. As a result, the balances and amounts presented in the consolidated financial statements and footnotes for periods after the Buy-out Transaction are not comparable with those in respect of the periods prior to the Buy-out Transaction. See “Certain relationships and related person transactions — The Buy-out Transaction.”

We have also completed other acquisitions, including the acquisition of Murray International Metals Limited and its subsidiaries on December 16, 2005, Western Flow Products, Inc. on July 15, 2005, PetroSteel on May 11, 2007 and EVS on August 31, 2007. We also applied fair value purchase accounting to these acquisitions under SFAS 141, with the assets acquired and liabilities assumed, including goodwill and other intangibles, recorded at their respective fair values as of each acquisition date. This treatment may also affect the comparability of our financial information from period to period.

The Recapitalization Transaction on May 11, 2007, however, did not involve a change of control for financial reporting purposes because the same principals of JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P. Accordingly, the Recapitalization Transaction was accounted for as a business combination of entities under common control for financial reporting purposes, and we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction as we did for the Buy-out Transaction and other acquisitions. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with SFAS 141, and we have recorded the purchase by Edgen Murray II, L.P. of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit). See “Certain relationships and related person transactions — Recapitalization Transaction.”

References in this prospectus and our financial statements to the “Predecessor” in respect of the periods prior to the Buy-out Transaction are references to Edgen Corporation and references to the “Successor” mean:

•	Edgen Corporation and its subsidiaries, in respect of the periods prior to the December 16, 2005 MIM Acquisition;

•	Edgen/Murray, L.P. and its subsidiaries, in respect of the periods after the MIM Acquisition and prior to the May 11, 2007 Recapitalization Transaction; and

•	Edgen Murray II, L.P. and its subsidiaries, in respect of the periods after the Recapitalization Transaction.

Difference in subsidiary fiscal year

Effective September 30, 2006, our subsidiary Pipe Acquisition Limited and its subsidiaries changed their fiscal year end to December 31. Prior to that date, Pipe Acquisition Limited and its subsidiaries had a fiscal year ending January 31, which differed from our fiscal year ending of December 31. As a result, our consolidated balance sheet as of December 31, 2005 includes the consolidated balance sheet of Pipe Acquisition Limited and its subsidiaries as of January 31, 2006 and our consolidated statement of operations, statement of partners’ capital/shareholders’ equity (deficit), and statement of cash flows for the period February 1, 2005 to December 31, 2005 includes 45 days of operating results of Pipe Acquisition Limited and its subsidiaries, representing their operating results from the date of the MIM Acquisition on December 16, 2005 through its fiscal year end on January 31, 2006. Additionally, our consolidated statement of operations, statement of partners’ capital/shareholders’ equity (deficit) and statement of cash flows for the year ended December 31, 2006 includes eleven months of operating results of Pipe Acquisition Limited and its subsidiaries from February 1, 2006 to December 31, 2006.

Non-GAAP presentation

In evaluating our results of operations and financial performance, our management has used combined operating results and cash flow results for the year ended December 31, 2005 when compared to the consolidated operating results and cash flows for the year ended December 31, 2006. The combined presentation for the twelve month period ended December 31, 2005 represents the mathematical addition of the results of operations of the Predecessor for the period from January 1, 2005 to the consummation of the Buy-out Transaction on January 31, 2005, and the Successor for the period from February 1, 2005 to December 31, 2005. Due to the change in control that took place as a result of the Buy-out Transaction, this combined presentation for the twelve month period ended December 31, 2005 is not presented in accordance with GAAP.

Nonetheless, we believe the non-GAAP combined presentation provides relevant information for investors. These combined results, however, are not intended to represent what our operating results would have been had the Buy-out Transaction occurred at the beginning of the period. A reconciliation showing the mathematical combination of our operating results for such periods is included below under “— Results of operations.”

Reportable segments

We manage our operations in two geographic markets — the Western Hemisphere and the Eastern Hemisphere. We have four reportable segments, which are determined primarily based upon the geographic locations of our operations. Our Western Hemisphere market comprises one of our reportable segments, which was formerly referred to as the Americas reportable segment. Our Eastern Hemisphere market is segregated further to derive our reportable segments for that geographic market, which include the UK (Europe/West Africa), Singapore (Asia/Pacific) and UAE (Middle East). We include operating expenses of our non-trading entities, including Edgen Murray II, L.P., Edgen Murray Cayman Corporation and Pipe Acquisition Limited, in General Company expenses.

Our Western Hemisphere operations are headquartered in Houston, Texas and operate through a regional and branch network of locations in the United States and Canada. Sixteen of our Western Hemisphere locations stock inventory for distribution.

Our Eastern Hemisphere operations are headquartered in Newbridge, Scotland and operate through a regional and branch network of locations in Europe, Asia/Pacific and the Middle East. Five of our locations in the Eastern Hemisphere stock inventory.

Effects of currency fluctuations

As of and for the year ended December 31, 2007 and as of and for the six months ended June 30, 2008, approximately 16% and 13%, respectively, of our total assets and approximately 17% and 14%, respectively, of our revenues were denominated in UK pounds, our functional currency in the United Kingdom. As a result, a material change in the value of the UK pound relative to the US dollar could significantly impact our revenues, cash flows and net income. The balance sheet amounts are translated into US dollars at the exchange rate at the end of the month and the income statement amounts are translated at the average exchange rate for the period, in each case using the noon buying rate as quoted by the Federal Reserve Bank of New York.

From time to time, we also enter into purchase and sales commitments that are denominated in a currency other than the US dollar (primarily the Euro). Our practices include entering into foreign currency forward exchange contracts in an effort to minimize foreign currency exposure related to forecasted purchases and sales of certain products. These risks can create volatility in earnings and cash flows from period to period. We do not use derivative financial instruments for speculative purposes.

Revenue sources

We generate substantially all of our revenues, net of returns and allowances, from the sale of our products to third parties. Additionally, sales are reduced by sales discounts and incentives provided to our customers. We recognize revenue on product sales when title and risk of loss transfer to the customer.

Pricing

Pricing for our products significantly impacts our results of operations. Generally, as pricing increases, so do our revenues. Our pricing usually increases when the cost of our materials increases. If prices increase and we maintain the same gross profit percentage, we generate higher levels of gross profit dollars for the same operational efforts. Conversely, if pricing declines, we will typically generate lower levels of gross profit. Because changes in pricing do not necessarily lower our expense structure, the impact on our results of operations from changes in pricing may be greater than the effect of volume changes.

Principal costs and expenses

Our principal costs and expenses consist of the following: cost of sales (exclusive of depreciation and amortization), selling, general and administrative expenses, depreciation and amortization, and interest expense. Our most significant cost of sales consists primarily of the cost of our products at weighted average cost, plus inbound and outbound freight expense, outside processing expenses, earned incentives from vendors, physical inventory adjustments and inventory obsolescence charges.

Our cost of sales is influenced significantly by the prices we pay our vendors to procure the products we distribute to our customers. Changes in these costs may result, for example, from increases or decreases in raw material costs, changes in our relationships with vendors or earned incentives from our vendors. In general, as a result of increasing global demand for steel, steel prices and raw material costs have been rising since 2004. Our recent experience with vendors is that, because of the demand pressure on steel production, they are generally not willing to absorb raw material cost escalations, preferring instead to pass the costs on to us. Generally, we have passed these cost increases on to our customers. Market conditions in the future may not permit us to fully pass through future cost increases or may force us to grant other concessions to customers. An inability to promptly pass such increases on to customers may increase our cost of sales and reduce our profitability. Our product costs are reduced by vendor discounts and purchase incentives. Payment for our products is typically due to our vendors within 30 to 60 days of delivery.

Selling, general and administrative expenses include sales and administrative employee compensation and benefit costs, as well as travel expenses for sales representatives, information technology infrastructure and communication costs, office rent and supplies, professional services, and other general company expenses. Selling, general and administrative expenses also include costs for warehouse personnel and benefits, supplies, equipment maintenance and rental and contract storage and distribution expenses.

Depreciation and amortization consists of amortization of acquired intangible assets, including customer relationships and backlog, and the depreciation of property, plant and equipment including leasehold improvement, capitalized leases, and picking and lifting equipment.

Interest expense includes interest incurred on our indebtedness and amortization of deferred financing costs associated with such indebtedness.

Critical accounting policies

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different circumstances or conditions. If actual amounts are ultimately different from these estimates, the revisions are included in our results of operations for the period in which the actual amounts become known.

We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in preparing our consolidated financial statements. See note 1 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.

Revenue recognition

Revenue is recognized on product sales when the customer takes title and assumes risk of loss. Revenue is recorded, net of discounts, vendor incentives, value added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed upon terms and conditions by the customer during each period. Shipping and handling costs incurred are included as a component of cost of sales (exclusive of depreciation and amortization) on our consolidated statement of operations.

Intercompany eliminations and General Company expenses

We present our segment revenues and income (loss) from operations on an arm’s-length basis, consistent with how we manage our operations and how our chief operating decision maker reviews our results. Revenues and expenses attributable to intercompany transactions are included in the results of our reportable segments. Such amounts are eliminated (under the Eliminations caption) to reconcile our reportable segment amounts to consolidated amounts, as reported in our consolidated statement of operations. In addition to intercompany revenues and expenses, we also separately report General Company expenses, which include unallocated expenses that are not directly attributable to business unit performance.

Accounts receivable

We maintain an allowance for doubtful accounts to reflect our estimate of uncollectible accounts receivable. Concentration of credit risk with respect to accounts receivable is within several sectors of the oil and natural gas industry and is dispersed over a large number of customers worldwide. We perform ongoing credit evaluations of customers and set credit limits based upon reviews of customers’ current credit information and payment histories. We monitor customer payments and maintain a provision for estimated uncollectible accounts based on historical experience and specific customer collection issues that we have identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The rate of future credit losses may not be similar to past experience.

We record the effect of any necessary adjustments prior to the publication of our consolidated financial statements. We consider all available information when assessing the adequacy of the allowance for doubtful accounts. Adjustments made with respect to the allowance for doubtful accounts often relate to improved information not previously known to us. Uncertainties with respect to the allowance for doubtful accounts are inherent in the preparation of financial statements.

Inventories

We state our inventories at the lower of cost or market (net realizable value). We account for our inventories using the weighted average cost method of accounting. Cost includes all costs incurred in bringing the product to its present location and condition, based on purchase cost on a weighted average cost basis. Inventory is written off for obsolete, slow moving or defective items where appropriate. We regularly review our inventory on hand and update our allowances based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand and may require higher inventory allowances. Uncertainties with respect to the inventory valuation are inherent in the preparation of financial statements.

Goodwill and other intangible assets

Goodwill represents the excess of the amount we paid to acquire a company over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. As of December 31, 2007 and June 30, 2008, the goodwill and other identifiable intangible assets with indefinite lives balances were $82.9 million and $86.8 million, respectively, representing 11.7% and 11.8% of total assets, respectively.

We account for goodwill under the provisions of Statement of Financial Accounting Standards No.142, Goodwill and Other Identifiable Intangible Assets. Under these rules we test goodwill and other intangible assets with indefinite lives for impairment annually or at any other time when impairment indicators exist. As of January 1, 2008, we performed our annual goodwill impairment test, which requires comparison of our estimated fair value to our book value including goodwill. As a result of the test, we believe the goodwill on our consolidated balance sheet is not impaired. In assessing the recoverability of our goodwill and other indefinite lived intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. We estimate future cash flows at the reporting unit level. If these estimates or their related assumptions change in the future, we may be required to record impairment charges not previously recorded for these assets. For example, an impairment of 10% of our goodwill at December 31, 2007 would have reduced income from operations by $8.3 million.

Long-lived assets

We assess the impairment of long-lived assets, including property, plant and equipment and finite-lived other identifiable intangible assets such as customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. Estimates of future cash flows are judgments based on our experience and knowledge of our operations and the industries in which we operate. We also estimate the useful lives of other finite-lived intangible assets based on estimates of the economic benefit expected to be received from the acquired assets which could differ from actual results. These estimates can be significantly affected by future changes in market conditions, the capital spending decisions of our customers and inflation. For example, a one year reduction in the useful lives of customer relationship intangible assets, our largest long-lived asset which is amortized over approximately seven years, would have reduced operating income and net income by $2.3 million and $1.6 million, respectively, for the year ended December 31, 2007.

As of December 31, 2007 and June 30, 2008, our long-lived assets were $144.2 million and $135.3 million, respectively, representing 20.3% and 18.3%, respectively, of total assets.

Equity-based compensation

We have equity-based compensation plans for certain of our executive officers, directors and employees. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, which we refer to as “SFAS No. 123(R),” to account for these plans. SFAS No. 123(R) requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is measured as the fair value of the award at grant date. No amounts were paid by the holders to obtain the restricted common units we have issued to date.

For restricted units issued in 2005 and 2006, we did not obtain contemporaneous valuations by an unrelated valuation specialist because we believe that we had a good measure of fair value as a result of recent acquisitions negotiated at arm’s-length prices, which included stock consideration. In addition, we believed that our management team and JCP had the appropriate expertise and experience to perform such analyses; and we utilized a methodology which is acknowledged as an acceptable methodology in the applicable accounting literature. For restricted units granted during 2007, the fair value of the restricted units was based on the consideration paid by unrelated third parties in connection with the Recapitalization Transaction on May 11, 2007. We believe the amount paid in this arm’s-length transaction of $1,000 per unit is the most recent evidence of the fair value of an Edgen Murray II, L.P. limited partnership common unit on a standalone basis.

For unit options granted during 2007, the fair value of unit options was calculated as $487.84 per unit option using the Black-Scholes pricing model with an exercise price of $1,000 per unit, a risk-free interest rate of 4.38%, an expected volatility of 41.52% and an expected term of 6.5 years. Because no historical data was available, we calculated the expected term for employee unit options using the simplified method in accordance with the SEC’s Staff Accounting Bulletin No. 110. The risk-free interest rate was based on a traded zero-coupon US Treasury bond with a term substantially equal to the option’s expected term at the grant date. The expected volatility used to value unit options was based on an average of historical volatility of companies in industries in which we operate and for which management believes is comparable.

SFAS No. 123(R) also requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption. As required by SFAS No. 123(R), we continue to recognize compensation cost over the explicit vesting period for all unvested awards as of January 1, 2006. There was no impact on our consolidated financial statements as a result of the adoption of SFAS No. 123(R) on January 1, 2006.

Income tax expense estimates and policies

As part of the income tax provision process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe the recovery is not likely, we must establish a valuation allowance. Further, to the extent that we establish a valuation allowance or increase this allowance in a financial accounting period, we must include a tax provision, or reduce our tax benefit in our consolidated statement of operations. We use our judgment to determine our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

There are various factors that may cause our tax assumptions to change in the near term, and we may have to record a valuation allowance against our deferred tax assets. We cannot predict whether future tax laws or regulations, including at the foreign, federal, state or local level, might be passed that could have a material effect on our results of operations. We assess the impact of significant changes to tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when new legislation and regulations are enacted.

Effective January 1, 2007, we adopted the provisions of SFAS No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). As a result of the implementation of FIN 48, we recognized no adjustment in the liability for unrecognized income tax benefits. The cumulative effect of adopting FIN 48 resulted in no adjustment to retained earnings. As of December 31, 2007 and June 30, 2008, we had no unrecognized tax benefits.

Derivative Financial Instruments

We enter into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets and liabilities. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes, and we have procedures in place to monitor and control their use.

The Company accounts for certain derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which we refer to as “SFAS 133.” SFAS 133 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value.

Interest rate risk. We have concluded that the interest rate swaps and collar we entered into qualify as cash flow hedges under the provisions of SFAS 133. The swaps and collar are considered substantially effective, with ineffectiveness, if any, charged to the consolidated statements of operations in the period assessed as ineffective. Gains and losses related to the interest rate swaps, net of related tax effects are reported as a component of accumulated other comprehensive income (loss) and will not be reclassified into earnings until the maturity of the hedge. Net settlements occur quarterly concurrent with interest payments made on the underlying debt. The settlements are the net difference between the fixed rates payable and the floating rates receivable over the quarter under the interest rate swap contracts. The settlements are recognized as a component of interest expense in the consolidated statements of operations.

Currency exchange rate risk. We also hedge against foreign currency exchange rate risk, on a case by case basis, using a series of forward contracts to protect against the exchange risk inherent in our transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by SFAS 133. For transactions designated as foreign currency cash flow hedges, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statement of partners’ capital (deficit). These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in other income in the consolidated statements of operations.

Results of operations

Overview

Our financial results for the six months ended June 30, 2008 were impacted by various factors including:

•	strong worldwide demand for fuel sources and power generation;

•	sustained high oil and natural gas prices that continue to drive increased investment in oil and natural gas infrastructure;

•	our worldwide presence enabled us to capture demand in both the developed and developing regions of the world;

•	our large inventory of specialty steel products enabled us to capture short lead time business and business opportunities that our competitors were not able to meet;

•	cost increases for our products as a result of increased raw material costs and limited product availability from steel mills due to extended production lead times and high demand; and

•	reductions in capital expenditures by our bio-fuel customers as a result of uncertain financing and escalating raw materials costs.

Six months ended June 30, 2007 compared to the six months ended June 30, 2008

The following tables show a comparison of sales and income from operations for the six months ended June 30, 2007 and 2008. The period-to-period comparisons of financial results are not necessarily indicative of future results. See also “— Factors affecting comparability of financial information.”

	Six months ended June 30,
(millions, except percentages)	2007	2008	Change
Sales
Western Hemisphere	$251.4	$371.4	47.7%
Eastern Hemisphere
• UK (Europe/West Africa)	82.9	88.6	6.9%
• Singapore (Asia/Pacific)	30.5	74.4	143.9%
• UAE (Middle East)	50.3	51.0	1.4%

Total Eastern Hemisphere	163.7	214.0	30.7%
Eliminations	(9.0)	(17.9)

Total	$406.1	$567.5	39.7%

Income (loss) from operations
Western Hemisphere	$19.3	$34.9	80.8%
Eastern Hemisphere
• UK (Europe/West Africa)	14.4	13.8	(4.2)%
• Singapore (Asia/Pacific)	4.0	10.7	167.5%
• UAE (Middle East)	6.1	4.8	(21.3)%

Total Eastern Hemisphere	24.5	29.3	19.6%
General Company	(5.9)	(5.4)	8.5%

Total	$37.9	$58.8	55.1%

Income from operations as a % of sales
Western Hemisphere	7.7%	9.5%
Eastern Hemisphere
• UK (Europe/West Africa)	17.3%	15.6%
• Singapore (Asia/Pacific)	13.1%	14.3%
• UAE (Middle East)	12.1%	9.4%

Total Eastern Hemisphere	15.0%	13.7%

Total	9.3%	10.4%

Sales

For the six months ended June 30, 2008, our consolidated sales increased $161.4 million, or 39.7%, to $567.5 million compared to the six months ended June 30, 2007. The increase was primarily the result of the 2007 acquisitions of PetroSteel and EVS and higher sales volumes due to construction of natural gas transmission pipelines and fabrication of offshore oil and natural gas structures.

For the six months ended June 30, 2008, sales in our Western Hemisphere market increased $120.0 million, or 47.7%, to $371.4 million compared to the six months ended June 30, 2007. This increase was primarily driven by organic growth in both the United States and Canada from sales to customers in the natural gas transmission, refining, and petrochemical industries and the 2007 acquisitions of PetroSteel and EVS. The PetroSteel and EVS acquisitions contributed $57.4 million of the sales growth from the addition of their plate and valve product lines. We also benefited from enhanced oil recovery efforts driven by historically high oil prices. To a lesser extent, price increases favorably affected our sales as we were able to successfully pass on increased product costs from our vendors. Sales for the six months ended June 30, 2008 were negatively affected by significantly reduced sales volume to our bio-fuels customers as a result of decreased demand and financing for ethanol producing plants.

For the six months ended June 30, 2008, sales in our Eastern Hemisphere market increased $50.3 million, or 30.7%, to $214.0 million compared to the six months ended June 30, 2007. This increase was primarily due to growing demand for high carbon grade steel plate and seamless pipe used in the construction and maintenance of infrastructure to support oil and natural gas exploration, production and storage activities.

For the six months ended June 30, 2007 and 2008, 55% and 60%, respectively, of our consolidated sales were from oil and natural gas industry customers and our top ten customers represented 31% and 25%, respectively, of our consolidated sales. No single customer represented more than 10% of consolidated sales for the six months ended June 30, 2007 or 2008.

Income (loss) from operations

For the six months ended June 30, 2008, our consolidated income from operations increased $20.9 million, or 55.1%, to $58.8 million compared to the six months ended June 30, 2007. The increase was primarily the result of sales volume growth, and to a lesser extent, price increases, as gross margins remained consistent between the periods. Growth in income from operations from sales was partially offset by an increase in operating expenses related to performance-based compensation, the expansion of our information technology and accounting departments, and an increased sales staff to support our global growth.

For the six months ended June 30, 2008, income from operations for our Western Hemisphere market increased $15.6 million, or 80.8%, to $34.9 million compared to the six months ended June 30, 2007. This increase in income from operations was primarily driven by organic sales growth, the 2007 acquisitions of PetroSteel and EVS, and to a lesser extent, price increases. Selling, general and administrative expenses increased $5.2 million, or 22.4%, to $28.4 million for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. The increase in selling, general and administrative expenses relates primarily to personnel and operating expenses assumed from the PetroSteel and EVS acquisitions, to the expansion of our information technology and finance and accounting departments to provide better support on a global basis, to expenses associated with performance-based compensation and to an increase in professional fees.

For the six months ended June 30, 2008, income from operations for our Eastern Hemisphere market increased $4.8 million, or 19.6%, to $29.3 million compared to the six months ended June 30, 2007. This increase was primarily due to higher demand in the Asia/Pacific markets for products supporting the construction of offshore oil and natural gas drilling and production. The growth in Asia/Pacific income from operations was partially offset by a decline in the Middle East segment income from operations as a result of competitive conditions and an increase in operating expenses due to an increased sales staff.

For the six months ended June 30, 2008, operating loss for General Company decreased $0.5 million, or 8.5%, to $5.4 million compared to the six months ended June 30, 2007, primarily related to higher one-time professional fees incurred as part of the May 11, 2007 Recapitalization Transaction.

Other income (expense)

Other income for the six months ended June 30, 2008 of $1.7 million was primarily attributable to exchange rate gains of $1.2 million on cash denominated in foreign currencies. This compares to $2.6 million of other income for the six months ended June 30, 2007, primarily attributable to exchange rate gains of $1.2 million on cash denominated in foreign currencies, and additionally, foreign exchange gains of $0.8 million on our senior secured floating rate notes.

Loss on prepayment of debt

Loss on prepayment of debt of $31.4 million for the six months ended June 30, 2007 resulted from the repayment of the $136 million aggregate principal amount of our 9 7/8% senior secured notes and the $130 million aggregate principal amount of our senior secured floating rate notes in connection with the Recapitalization Transaction on May 11, 2007.

Interest expense, net

Interest expense, net for the six months ended June 30, 2008 decreased $0.4 million, or 1.7%, to $22.9 million compared to the six months ended June 30, 2007. The reduction in interest expense, net was primarily the result of deferred financing costs related to the Recapitalization Transaction on May 11, 2007, which are amortized over the term of our first and second lien term loans for seven and eight years, respectively, compared to the terms of the senior secured notes and senior secured floating rate notes, which each had a term of five years. Interest expense, net for the six months ended June 30, 2008 includes $1.2 million of debt issue costs amortization compared to $1.8 million of debt issue costs amortization for the six months ended June 30, 2007.

Income tax expense (benefit)

Income tax expense was $9.8 million for the six months ended June 30, 2008, compared to an income tax benefit of $6.0 million for the six months ended June 30, 2007. The income tax expense for the six months ended June 30, 2008 was the result of taxable income generated from operations at an effective tax rate of approximately 26% compared to an income tax benefit generated during the six months ended June 30, 2007 as a result of the loss on the prepayment of our senior secured notes as part of the Recapitalization Transaction on May 11, 2007.

Year ended December 31, 2006 compared to the year ended December 31, 2007

The following table provides our statement of operations data for the years ended December 31, 2006 and 2007. The period-to-period comparisons of financial results are not necessarily indicative of future results. See also “— Factors affecting comparability of financial information.”

	Year ended December 31,
(millions, except percentages)	2006	2007	Change
Sales
Western Hemisphere	$397.7	$565.2	42.1%
Eastern Hemisphere
• UK (Europe/West Africa)	146.9	163.4	11.2%
• Singapore (Asia/Pacific)	89.8	108.5	20.8%
• UAE (Middle East)	61.6	102.1	65.7%

Total Eastern Hemisphere	298.3	374.0	25.3%
Eliminations	(9.1)	(21.5)

Total	$686.9	$917.7	33.6%

Income (loss) from operations
Western Hemisphere	$30.4	$36.3	19.4%
Eastern Hemisphere
• UK (Europe/West Africa)	18.4	27.8	51.1%
• Singapore (Asia/Pacific)	13.3	14.0	5.3%
• UAE (Middle East)	7.9	9.9	25.3%

Total Eastern Hemisphere	39.6	51.7	30.6%
General Company	(13.1)	(9.9)

Total	$56.9	$78.1	37.3%

Income from operations as a % of sales
Western Hemisphere	7.6%	6.4%
Eastern Hemisphere
• UK (Europe/West Africa)	12.5%	17.0%
• Singapore (Asia/Pacific)	14.8%	12.9%
• UAE (Middle East)	12.8%	9.7%

Total Eastern Hemisphere	13.3%	13.8%

Total	8.3%	8.5%

Sales

Sales for the year ended December 31, 2007 increased $230.8 million, or 33.6%, to $917.7 million compared to the year ended December 31, 2006. The increase was primarily the result of higher sales volumes due to construction of natural gas transmission pipelines and upstream oil and natural gas projects, and to a lesser extent, the 2007 acquisitions of PetroSteel and EVS.

Our Western Hemisphere market’s sales growth was primarily organic and the balance resulted from the acquisitions of PetroSteel and EVS, which contributed $61.3 million of revenue. Organic growth was driven by energy infrastructure capital expenditures for natural gas transmission pipelines, alternative energy (primarily bio-fuels) and refining/petrochemical processing projects and maintenance.

Our Eastern Hemisphere market’s sales growth was primarily caused by increased sales of specialty carbon and structural sections, seamless pipe and steel plate to the upstream energy infrastructure fabrication industry in the Middle East and Singapore markets, and, to a lesser extent, by the sale of alloy products that were introduced in our Eastern Hemisphere market in late 2006.

For the years ended December 31, 2007 and 2006, 62% and 55%, respectively, of our sales were to customers in the oil and natural gas industries and our top ten customers represented 31% and 30%, respectively. No single customer represented more than 10% of consolidated sales for the years ended December 31, 2007 and 2006.

Income (loss) from operations

For the year ended December 31, 2007, income from operations increased $21.2 million, or 37.3%, to $78.1 million compared to the year ended December 31, 2006. The increase was primarily the result of sales volume growth which was partially offset by an increase in operating expenses related to the acquisitions of PetroSteel and EVS, performance-based compensation, the expansion of our information technology and accounting departments, and an increased sales staff to support our global growth.

For the year ended December 31, 2007, our Western Hemisphere market grew income from operations $5.9 million, or 19.4%, to $36.3 million, compared to the year ended December 31, 2006. The increase was primarily a result of significant project activity in 2007, which increased sales growth but decreased margins. Selling, general and administrative expenses increased $9.5 million for the year ended December 31, 2007, primarily related to $3.7 million of Recapitalization Transaction expenses, and to operating expenses added by the acquisitions of PetroSteel and EVS.

For the year ended December 31, 2007, income from operations for our Eastern Hemisphere market increased $12.1 million, or 30.6%, to $51.7 million, compared to the year ended December 31, 2006. The increase was primarily due to increased sales and margins, net of increased selling, general and administrative expenses of $3.8 million, to support this growth.

For the year ended December 31, 2007, operating loss for General Company decreased $3.2 million, or 24.4%, to $9.9 million compared to the year ended December 31, 2006. The decrease was primarily due to a $2.8 million reduction in amortization expense related to MIM Acquisition identified intangible assets, such as backlog, which fully amortized in 2006.

Other income (expense)

Other income (expense) for the year ended December 31, 2007 decreased $10.2 million, or 76.7%, to $3.2 million compared to the year ended December 31, 2006. The decrease was primarily attributable to exchange rate gains recognized in 2006 due to the weakening US dollar relative to the UK pound and related to our US dollar denominated senior secured floating rate notes. The senior secured floating rate notes were repaid in May 2007.

Loss on prepayment of debt

Loss on prepayment of debt of $31.4 million for the year ended December 31, 2007 resulted from the repayment of the $136.0 million aggregate principal amount of the 9 7/8% senior secured notes and the $130.0 million aggregate principal amount of our senior secured floating rate notes in connection with the Recapitalization Transaction on May 11, 2007.

Interest expense, net

Interest expense, net for the year ended December 31, 2007 increased $14.5 million, or 42.8%, to $48.3 million compared to the year ended December 31, 2006. The increase in interest expense, net was primarily the result of the issuance of our $425 million first lien term loans and $75 million second lien term loan and the repayment of the $130 million aggregate principal amount of senior secured floating rate notes and the $136 million aggregate principal amount of 9 7/8% senior secured notes in May 2007. The notes we repaid required higher interest payments but on a lower principal balance. The increased interest expense, net for the year ended December 31, 2007 also reflects interest on increased borrowings during the second half of 2007 under our revolving credit agreement which was used to support increased working capital requirements as a result of our sales growth. Interest expense, net for the year ended December 31, 2006 includes $3.9 million of debt issue costs amortization compared to $3.4 million of debt issue costs amortization for the year ended December 31, 2007.

Income tax expense (benefit)

Income tax benefit was $1.4 million for the year ended December 31, 2007 compared to an income tax expense of $12.9 million for the year ended December 31, 2006. The income tax benefit generated during the year ended December 31, 2007 was the result of the loss on the prepayment of our senior secured notes in connection with the Recapitalization Transaction on May 11, 2007.

Combined twelve months ended December 31, 2005 compared to year ended December 31, 2006

The following table provides our statements of operations data for the combined twelve months ended December 31, 2005 and the year ended December 31, 2006. The period-to-period comparisons of financial results are not necessarily indicative of future results. See also “— Factors affecting comparability of financial information.”

(millions, except percentages)	Combined twelve months ended December 31, 2005	Year ended December 31, 2006	Change

Sales
Western Hemisphere	$281.7	$397.7	41.2%
Eastern Hemisphere
• UK (Europe/West Africa)	17.1	146.9	759.1%
• Singapore (Asia/Pacific)	16.1	89.8	457.8%
• UAE (Middle East)	7.4	61.6	732.4%

Total Eastern Hemisphere	40.6	298.3	634.7%
Eliminations	—	(9.1)

Total	$322.3	$686.9	113.1%

Income (loss) from operations
Western Hemisphere	$30.1	$30.4	1.0%
Eastern Hemisphere
• UK (Europe/West Africa)	2.5	18.4	636.0%
• Singapore (Asia/Pacific)	3.3	13.3	303.0%
• UAE (Middle East)	0.8	7.9	887.5%

Total Eastern Hemisphere	6.6	39.6	500.0%
General Company	(22.0)	(13.1)

Total	$14.7	$56.9	287.1%

(millions, except percentages)	Combined twelve months ended December 31, 2005	Year ended December 31, 2006

Income from operations as a % of sales
Western Hemisphere	10.7%	7.6%
Eastern Hemisphere
• UK (Europe/West Africa)	14.6%	12.5%
• Singapore (Asia/Pacific)	20.5%	14.8%
• UAE (Middle East)	10.8%	12.8%

Total Eastern Hemisphere	16.3%	13.3%

Total	4.6%	8.3%

Sales

For the year ended December 31, 2006, our consolidated sales increased $364.6 million, or 113.1%, to $686.9 million compared to the combined twelve months ended December 31, 2005. This increase was primarily the result of the December 16, 2005 MIM Acquisition and the inclusion of its operations in our 2006 consolidating operating results. Our sales volumes were also positively affected by the worldwide demand for oil, natural gas and refined petroleum products. Our sales prices were favorably impacted by improved product/sales mix and by successful price increases, particularly for nickel and chrome-based products.

In our Western Hemisphere market, the increase in sales was primarily the result of increased alloy pipe sales volumes, increased foreign sales, improved pricing, sales in the United States related to the MIM Acquisition and a change in product mix as a result of demand for higher priced seamless products primarily from the oil and natural gas industry. This increase was partially offset by reduced sales volumes for stainless and low temperature pipe. General demand for both welded and seamless pipe and for high yield carbon fittings and components provided the basis for sales price increases that offset increased product costs.

Sales in our Eastern Hemisphere market for the combined twelve months ended December 31, 2005 reflect only sales for the 45 days from the date of the MIM Acquisition, December 16, 2005, through Murray International Metal Limited’s fiscal year end of January 31, 2006. Sales in our Eastern Hemisphere market for the year ended December 31, 2006 reflect eleven months of sales from the MIM Acquisition from the period February 1, 2006 through December 31, 2006 and were positively impacted by capital expenditures by oil service companies and offshore oil and natural gas structure fabricators.

Income (loss) from operations

For the year ended December 31, 2006, consolidated income from operations increased $42.2 million, or 287.1%, to $56.9 million compared to the combined twelve months ended December 31, 2005. The increase in income from operations was primarily the result of increased sales from the MIM Acquisition and the non-recurrence of the expenses related to the MIM Acquisition and the Buy-out Transaction.

Income from operations from our Western Hemisphere market remained relatively consistent for the year ended December 31, 2006 compared to the combined twelve months ended December 31, 2005 due to sales growth with lower margins which were the result of a more competitive pricing environment. Income from operations from our Eastern Hemisphere market for the year ended December 31, 2006 includes eleven months of operations compared to the combined twelve months ended December 31, 2005, which only includes 45 days of income from operations from the December 16, 2005 acquisition date through Murray International Metal Limited’s fiscal year end of January 31, 2006.

The general company expenses of $22.0 million in the combined twelve months ended December 31, 2005 includes $12.0 million in Buy-out Transaction related expenses, which did not reoccur during 2006, offset by increased amortization expense related to MIM Acquisition identified intangible assets, such as backlog, which fully amortized in 2006.

Interest expense, net

Interest expense, net for the year ended December 31, 2006 increased $19.8 million, or 140.4%, to $33.8 million compared to the combined twelve months ended December 31, 2005. The increase in interest expense, net for the year ended December 31, 2006, was the result of the issuance in December 2005 of an additional $31.0 million aggregate principal amount of 9 7/8% senior secured notes and $130.0 million aggregate principal amount of senior secured floating rate notes, which notes were outstanding during all of 2006. This increase was partially offset by the retirement of $47.7 million in indebtedness outstanding prior to the Buy-out Transaction. Interest expense for the combined twelve months ended December 31, 2005 included $1.2 million of debt issue costs amortization compared to $3.9 million for the year ended December 31, 2006.

Income tax expense (benefit)

Income tax expense was $1.4 million for the combined twelve months ended December 31, 2005 compared to an income tax expense of $12.9 million for the year ended December 31, 2006. The income tax expense and effective tax rate for the combined twelve months ended December 31, 2005 reflects the impact of certain Buy-out Transaction related expenses that were deductible for income tax purposes, and the impact of our UK and Singapore foreign subsidiaries which are subject to lower income tax rates. Additionally, deferred tax liabilities recorded in connection with the Buy-out Transaction included temporary differences consisting of customer relationships being amortized for book purposes but not deductible for income tax purposes, non-deductible trade name intangibles with indefinite lives, and a fair value adjustment to inventory, which is reduced in the period the inventory is sold.

Liquidity and capital resources

We finance our operations principally through cash flows generated from operations and borrowings under our revolving credit agreement. Our principal liquidity requirements are to meet debt service requirements, finance our capital expenditures and provide working capital. In addition, we may need capital to fund strategic business acquisitions. Our primary source of acquisition funds has historically been the issuance of debt securities, preferred and common equity and cash flows from operations.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Additionally, provisions of our revolving credit agreement and term loan credit agreements, as well as the laws of the jurisdictions in which our companies are organized, restrict our ability to pay dividends or make certain other restricted payments.

As of June 30, 2008 and December 31, 2007, our total indebtedness, including capital leases, was $557.3 million and $575.9 million, respectively, which included $34.4 million and $50.8 million, respectively, of borrowings under our revolving credit agreement. As of June 30, 2008, we had approximately $77.9 million available for borrowings under our revolving credit agreement, after taking into account $34.7 million of outstanding letters of credit and guarantees. As of June 30, 2008 and December 31, 2007, cash and cash equivalents was $36.8 million and $48.5 million, respectively.

Based on our current level of operations, we believe our cash flows from operations, available cash and available borrowings under our existing facilities will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that if our business declines we would be able to generate sufficient cash flows from operations or that future borrowings will be available to us under our revolving credit agreement in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments and liquidity needs, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or raising additional debt or equity capital. We cannot assure you that any of these actions could be effected on a timely basis or on satisfactory terms if at all, or that these actions would enable us to continue to satisfy our capital requirements. In addition, our existing or future debt agreements, including the revolving and term loan credit agreements, may contain provisions prohibiting us from adopting any of these alternatives. Our failure to comply with these provisions could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

Preferred interest and dividends

On February 1, 2005, in connection with the Buy-out Transaction, Edgen Corporation issued $21.6 million of redeemable preferred stock. On December 16, 2005, in connection with the MIM Acquisition, the $21.6 million of redeemable preferred stock, together with accrued dividends of $1.7 million, was exchanged for preferred partnership units in Edgen/Murray, L.P. and $27.3 million in additional Edgen/Murray, L.P. preferred partnership units were issued. The Edgen/Murray, L.P. preferred partnership units had comparable terms to the previously issued redeemable preferred stock of Edgen Corporation including the accumulation of preferred interest at 8.5% per annum. On May 11, 2007, in connection with the Recapitalization Transaction, the preferred partnership units were deemed to be extinguished. Preferred interest and dividends totaled $2.1 million for the combined twelve months ended December 31, 2005. Preferred interest and dividends totaled $4.3 million for the year ended December 31, 2006 and $1.7 million for the period January 1, 2007 to May 10, 2007. See “Management’s discussion and analysis of financial condition and results of operations — Our history and formation.”

Statement of cash flow data

(dollars in millions)	Non-GAAP combined Twelve months ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Six months ended June 30,
				2007	2008
Cash flows provided by (used in) activities:
Operating	$36.3	$(8.5)	$(8.5)	$(50.9)	$8.9
Investing	(281.7)	(14.5)	(36.2)	(27.3)	(3.0)
Financing	289.0	(2.3)	77.4	89.0	(18.7)

Six months ended June 30, 2007 compared to six months ended June 30, 2008

Operating activities. Net cash inflows from operating activities were $8.9 million for the six months ended June 30, 2008 compared to net cash outflows $50.9 million for the six months ended June 30, 2007. Cash generated from operating activities before working capital requirements was $40.9 million for the six months ended June 30, 2008 compared to $32.7 million for the six months ended June 30, 2007. The overall increase in cash flow from operations was primarily the result of the increase in net income in addition to a decline in working capital requirements which primarily resulted from increased inventory turns.

Investing activities. Net cash outflows from investing activities were $3.0 million for the six months ended June 30, 2008 compared to net cash outflows of $27.3 million for the six months ended June 30, 2007. Cash outflows from investing activities of $3.0 million for the six months ended June 30, 2008 includes capital expenditures related to continued expansion and improvement of our warehouse facilities, renovations of certain sales and administrative offices, and information technology initiatives to support our sales, operating and administrative activities. Cash outflows of $27.3 million for the six months ended June 30, 2007 includes cash paid for the PetroSteel acquisition of $24.6 million and capital expenditures of $2.7 million.

Financing activities. Net cash outflows from financing activities was $18.7 million during the six months ended June 30, 2008 compared to net cash inflows of $89.0 million for the six months ended June 30, 2007. Cash outflows from financing activities of $18.7 million for the six months ended June 30, 2008 includes net payments associated with the revolving credit agreement and principal payments on our term loans. Availability under our revolving credit agreement was $77.9 million at June 30, 2008 compared to $58.2 million at December 31, 2007. Cash inflows from financing activities for the six months ended June 30, 2007 reflect the net cash proceeds associated with the Recapitalization Transaction, which include the issuance of an aggregate of $500.0 million of first and second lien term loans and the issuance of common units for an aggregate purchase price of approximately $155.0 million, minus the payment of related deferred financing costs, the prepayment of $136.0 million aggregate principal amount of 9 7/8% senior secured notes and $130.0 million aggregate principal amount of senior secured floating rate notes, and the distributions to unitholders on May 11, 2007.

Year ended December 31, 2006 compared to year ended December 31, 2007

Operating activities. Net cash outflows from operating activities of $8.5 million for the year ended December 31, 2007 was unchanged from net cash outflows from operating activities of $8.5 million for the year ended December 31, 2006. The net cash outflow from operations in both years was primarily the result of working capital requirements to support sales growth.

Investing activities. Net cash outflows from investing activities for the year ended December 31, 2007 of $36.2 million includes the $24.6 million cash purchase price of the PetroSteel acquisition, the $6.1 million cash purchase price of the EVS acquisition, and capital expenditures of $5.5 million related to the continued capital maintenance and improvement of our warehouse facilities, renovations of certain sales and administrative offices, and investments in information technologies to support our sales, operating and administrative activities. Net cash outflows from investing activities for the year ended December 31, 2006 of $14.5 million includes $12.3 million of additional purchase price related to the MIM Acquisition and capital expenditures of $2.0 million related to the continued capital maintenance and improvement of our facilities.

Financing activities. Net cash provided by financing activities for the year ended December 31, 2007 of $77.4 million includes the cash inflows and outflows associated with the Recapitalization Transaction, which includes cash inflows from the incurrence of an aggregate of $500.0 million of first and second lien term loans and the issuance of common units for an aggregate purchase price of approximately $155.0 million, minus cash outflows from the prepayment of $136.0 million aggregate principal amount of 9 7/8% senior secured notes and $130.0 million aggregate principal amount of senior secured floating rate notes, and the payment of related deferred financing costs. During the year ended December 31, 2007, the first lien term loans were reduced by principal payments of $2.1 million. Net cash outflows from financing of $2.3 million was primarily due to a decrease in managed cash overdraft for the year ended December 31, 2006.

Combined twelve months ended December 31, 2005 compared to year ended December 31, 2006

Operating activities. Cash outflows from operating activities were $8.5 million for the year ended December 31, 2006 compared to net cash provided by operating activities for the combined twelve months ended December 31, 2005 of $36.3 million. The decrease in cash provided by operating activities was primarily attributable to working capital requirements to support growth in sales for both our Western and Eastern Hemisphere markets during 2006 compared to cash generated from our acquired subsidiaries in the MIM Acquisition for forty-five day period from the December 16, 2005 date of acquisition through their then fiscal year end of January 31 for the combined twelve months ended December 31, 2005. Cash outflows from operating activities for the year ended December 31, 2006 also included $28.3 million in interest payments on our 9 7/8% senior secured notes, including the additional notes issued in connection with the MIM Acquisition, and our senior secured floating rate notes issued in connection with the MIM Acquisition, compared to a $5.2 million interest payment on the 9 7/8% senior secured notes outstanding prior to the MIM Acquisition for the combined twelve months ended December 31, 2005.

Investing activities. Net cash outflows from investing activities were $14.5 million for the combined twelve months ended December 31, 2006 compared to $281.7 million for the combined twelve months ended December 31, 2005. Cash outflows of $14.5 million for the year ended December 31, 2006 were primarily due to $12.7 million of final purchase price payments related to the MIM Acquisition and Western Flow acquisition. Cash outflows of $281.7 million for the combined twelve months ended December 31, 2005 were primarily due to purchase price payments related to the Buy-out Transaction, the Western Flow Products, Inc. acquisition and the MIM Acquisition.

Financing activities. Net cash outflows from financing activities were $2.3 million for the year ended December 31, 2006 compared to net cash provided by financing activities for the combined twelve months ended December 31, 2005 of $289.0 million. Net cash outflows from financing activities for the year ended December 31, 2006 were $2.3 million and primarily related to the repayment of managed cash overdrafts. Net cash inflows from financing activities for the combined twelve months ended December 31, 2005 were $289.0 million and reflect the issuance of 9 7/8% senior secured notes for $134.6 million, net of discount, the issuance of senior secured floating rate notes for $130.0 million and the issuance of common and preferred units with proceeds of $53.0 million in connection with the Buy-out Transaction. The proceeds from the Buy-out Transaction were partially offset by the payment of financing fees related to the issuance of the 9  7/8% senior secured notes, our entry into a new revolving credit agreement, and a $5.1 million payment to extinguish debt assumed in the MIM Acquisition.

Debt

Revolving Credit Agreement. On May 11, 2007, we entered into a new revolving credit agreement with JPMorgan Chase Bank, N.A. and the other financial institutions party thereto. The revolving credit agreement is a $175.0 million global credit facility, of which:

•

Edgen Murray Corporation, which we refer to as “EMC,” may utilize up to $165.0 million less any amounts utilized under the sub-limits of Edgen Murray Canada Inc., which we refer to as “EM Canada,” and Edgen Murray Europe Limited, which we refer to as “EM Europe”;

•	EM Europe may utilize up to $50.0 million plus an additional amount equal to EMC’s unused availability minus $15.0 million;

•	EM Canada may utilize up to $7.5 million; and

•	Edgen Murray Pte., Limited, which we refer to as “EM Singapore,” may utilize up to $10.0 million.

Credit availability for each subsidiary is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sub-limits as defined by the revolving credit agreement. The subsidiaries may utilize the revolving credit agreement for borrowings as well as for the issuance of bank guarantees and letters of credit as defined by the revolving credit agreement.

Revolving borrowings under our revolving credit agreement bear interest at variable rates of Alternate Base Rate, Adjusted LIBOR, Banker’s Acceptance Rate, UK Base Rate, Canadian Prime Rate, Singapore Base Rate or UAE Base Rate, in each case plus a percentage spread that varies from 0.50% to 2.50% based on the type of borrowing and our average borrowing availability.

The revolving credit agreement is guaranteed by Edgen Murray II, L.P., which we refer to as “Holdings,” and Edgen Murray LLC. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Singapore sub-facility is guaranteed by Edgen Murray Cayman Corporation, which we refer to as “EM Cayman,” Pipe Acquisition Limited, EM Europe, EM Canada and EM Singapore, as applicable. The revolving credit agreement is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of the borrowers and of the guarantors under the revolving credit agreement.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral that secures our term loans and related guarantees described below is contractually subordinated to the liens securing the revolving credit agreement and related guarantees.

As of June 30, 2008, the outstanding balance for cash borrowings under the revolving credit agreement was $34.4 million which consisted of balances outstanding at EMC and EM Canada of $30.9 million and $3.5 million, respectively, at weighted average interest rates of 4.32% and 4.75%, respectively. Outstanding letters of credit totaled $34.7 million, which consisted of letters of credit outstanding for EMC, EM Europe and EM Singapore of $17.4 million, $10.4 million and $6.9 million, respectively. EMC’s outstanding letter of credit balance includes a letter of credit issued in the amount of $11.2 million that supports the local credit facility of Edgen Murray FZE, which we refer to as “EM FZE.” Total remaining availability under the revolving credit agreement at June 30, 2008 was $77.9 million.

The revolving credit agreement contains a fixed charge coverage ratio of not less than 1.25 to 1.00 that applies if our aggregate availability is reduced below $25.0 million, or the sum of EMC and EM Canada availability is less than $15.0 million until the date that both aggregate availability is greater than $30.0 million and the sum of EMC and EM Canada availability is greater than $20.0 million for a consecutive ninety day period, and no default or event of default exists or has existed during the period. The fixed charge coverage ratio is a ratio of our earnings before interest, depreciation and amortization, and income taxes (“EBITDA”), subject to certain specific adjustments, as more specifically defined in the revolving credit agreement, minus capital expenditures and cash taxes to the sum of our cash interest expense, scheduled principal payments, cash management fees, dividends and distributions and cash earnout or similar payments.

The revolving credit agreement also contains other affirmative and negative covenants, including, among others, limitations on:

•	the incurrence of additional indebtedness and liens;

•	the payment of dividends and distributions;

•	the making of investments, loans and advances;

•	transactions with affiliates; and

•	mergers and the sale of assets.

As of June 30, 3008, the fixed charge coverage ratio did not apply because our aggregate availability exceeded the applicable thresholds, and we were in compliance with the other affirmative and negative covenants of the revolving credit agreement.

EM FZE Local Facility. EM FZE has a $15.0 million credit facility with local lenders in Dubai, which is currently secured by a letter of credit in the amount of $11.2 million issued under our revolving credit agreement. Borrowings on the local facility bear interest at the prevailing Dubai interbank rate plus a margin of 1.5%. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness. This facility is primarily used for the issuance of letters of credit to support the trade activity of EM FZE. As of June 30, 2008, there were no borrowings and approximately $13.2 million in outstanding letters of credit issued under the local facility.

First Lien Term Loan and Second Lien Term Loan Agreements. On May 11, 2007, Holdings, EMC and EM Cayman entered into a first lien term loan credit agreement with Lehman Brothers Inc., Jefferies Finance LLC, Lehman Commercial Paper Inc., and certain other financial institutions. Also on May 11, 2007, Holdings and EMC entered into a second lien term loan credit agreement with Lehman Brothers Inc., Jefferies Finance LLC, Lehman Commercial Paper Inc., and certain other financial institutions. Under the first lien term loan credit agreement, EMC incurred $280.0 million of first lien term loans and EM Cayman incurred $145.0 million of first lien term loans. Under the second lien term loan credit agreement, EMC incurred a $75.0 million second lien term loan.

The term loans bear interest at a floating rate equal to the base rate, which is defined as the higher of the applicable prime rate or 0.50% above the federal funds effective rate, in effect from time to time plus an applicable margin, or the reserve adjusted eurodollar rate in effect from time to time plus an applicable margin. The applicable margin for the first lien term loans is 1.75% for base rate loans and 2.75% for eurodollar rate loans. The applicable margin for the second lien term loan is 5.25% and 6.25% for base rate and eurodollar rate loans, respectively, if our consolidated leverage ratio is greater than or equal to 4.00 to 1.00, or 5.00% and 6.00% for base rate and eurodollar rate loans, respectively, if our consolidated leverage ratio is less than 4.00 to 1.00. As of June 30, 2008, the weighted average interest rate was 5.40%, without taking into account any interest rate swaps.

Beginning in 2009, the term loans require mandatory annual principal prepayments from excess cash flow, as defined by the term loan agreements, for the previous fiscal year. Such mandatory prepayments are required to be paid within five days of the issuance of our audited financial statements, which must be issued within ninety days after our fiscal year end.

Holdings, EMC and its domestic subsidiaries jointly and severally, unconditionally and irrevocably guarantee all the first and second lien term loans incurred by EMC. These loans are secured by a security interest in:

•	all trade accounts receivable and inventories, investment property, general intangibles and cash deposit accounts of Holdings, EMC and its domestic subsidiaries;

•	100% of the capital stock of EMC and its domestic subsidiaries and 65% of the capital stock of EMC’s first tier foreign subsidiaries; and

•	all other tangible and intangible assets of Holdings, EMC and its domestic subsidiaries.

Holdings, EMC and its domestic subsidiaries, EM Canada, EM Europe and its subsidiaries jointly and severally, unconditionally and irrevocably guarantee all of the first lien term loans incurred by EM Cayman. These loans are secured by a security interest in:

•

all trade accounts receivable and inventories, investment property, general intangibles and cash deposit accounts of Holdings, EMC and its domestic subsidiaries, EM Canada, EM Europe and its subsidiaries;

•	100% of the capital stock of EMC and its domestic subsidiaries, EM Canada, EM Europe and its subsidiaries; and

•	all other tangible and intangible assets of Holdings, EMC and its domestic subsidiaries, EM Canada, EM Europe and its subsidiaries.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral that secures the first and second lien term loans and related guarantees is contractually subordinated to the liens securing our revolving credit agreement and related guarantees.

The term loan credit agreements contain a maximum leverage ratio of not more than 5.50 to 1.00 through September 30, 2008, 5.00 to 1.00 through September 30, 2009, and 4.50 to 1.00 thereafter. The leverage ratio is a ratio of our net debt (total debt less cash on hand) to our earnings before interest, depreciation and amortization and income taxes, subject to certain specific adjustments as more specifically defined in the term loan credit agreements. The term loan credit agreements also contain other affirmative and negative covenants, including, among others, limitations on:

•	the incurrence of additional indebtedness and liens;

•	the payment of dividends and distributions;

•	the making of investments, loans and advances;

•	transactions with affiliates;

•	dispositions and mergers; and

•	the sale of assets.

As a result, these agreements restrict substantially all of the net assets of our subsidiaries, except for nominal amounts allowed for under the agreements, and, except for transfers among a borrower and its subsidiaries, effectively prohibit the transfer of funds in the form of cash dividends, loans or advances without the consent of our lenders. Accordingly, substantially all of our retained earnings are restricted by these agreements.

As of June 30, 2008, we were in compliance with the affirmative and negative covenants contained in the term loan credit agreements, including the maximum leverage ratio covenant.

Amendment to Revolving Credit Agreement and Term Loan Agreements. On September 17, 2008 and September 12, 2008, we entered into amendments to our revolving credit agreement and term loan agreements, respectively. The amendments provide that, effective upon the Contribution, Edgen Murray Limited will be substituted for Holdings under the agreements such that Edgen Murray Limited (along with each direct or indirect holding company of EMC and EM Cayman) will guarantee and provide security for all of the obligations under the agreements. The amendments also permit the possible transfer of EM Singapore and EM FZE from EM Europe to Edgen Murray Limited, a direct or indirect holding company of EMC and EM Cayman or another permitted loan party. In addition, the amendment to the revolving credit agreement added EM FZE as a borrower with a $15.0 million sub-limit.

Note Payable to Sellers of PetroSteel. In connection with the PetroSteel acquisition, EMC issued a three-year, $4.0 million subordinated note to the sellers of PetroSteel, with principal and interest due May 2011. The note accrues interest at a rate of 8% per annum compounded annually.

Newbridge, Scotland facility lease. In connection with the MIM Acquisition on December 16, 2005, EM Europe sold land, an office building and two warehouses at its Newbridge location for $23.0 million, less fees of approximately $0.3 million. Concurrent with the sale, EM Europe entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of ten years each unless cancelled by EM Europe. The lease is being accounted for as a capital lease because the net present value of the future minimum lease payments exceed 90% of the fair value of the leased asset. The lease requires an annual rental payment of £1.2 million, or $2.4 million (at December 31, 2007 exchange rates), which is subject to adjustment based on the UK consumer price index on the fifth anniversary of the inception of the lease and every two years thereafter, and payment of customary operating and repair expenses. Pipe Acquisition Limited entered into a guarantee in respect of the obligations of EM Europe under the lease.

Third party guarantees

In the normal course of business, EMC and EM Europe provide performance guarantees directly to third parties on behalf of our subsidiaries. For guarantees that expire within one year, the maximum potential amount of future payments (undiscounted) for non-performance totaled $10.1 million and $14.9 million at December 31, 2007 and June 30, 2008, respectively. For guarantees that do not have an expiration date, the maximum potential amount of future payments (undiscounted) for non-performance totaled $21.8 million and $15.3 million at December 31, 2007 and June 30, 2008, respectively.

Commitments and contractual obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the following tables as of December 31, 2007:

	Actual payments due by period ending December 31,
(dollars in thousands)	2008	2009 and 2010	2011 and 2012	2013 and thereafter	Total
Contractual obligations
Long term debt (1)	$49.0	$101.4	$144.9	$531.2	$826.5
Capital lease (2)	2.4	4.8	4.8	43.6	55.6
Operating lease obligations	3.3	4.6	3.1	1.0	12.0
Derivative instruments —
Foreign currency exchange contracts (3)	70.3	—	—	—	70.3
Interest rate swaps/collar	0.7	1.1	—	—	1.8
Purchase commitments (4)	322.4	—	—	—	322.4

Total	$448.1	$111.9	$152.8	$575.8	$1,288.6

(1)	Includes interest obligations on our first and second lien term loans at an interest rate of 7.75% and 11.14% per annum, respectively, at an assumed three-month eurodollar weighted average rate. Also includes $50.8 million of borrowings outstanding under our revolving credit agreement and $4.2 million under our note payable to the sellers of PetroSteel at December 31, 2007. We intend to use the net proceeds to us from this offering for the repayment of approximately $ million of our first lien term loans. See “Use of proceeds.”

(2)	Includes interest obligations under our Newbridge, Scotland facility capital lease at 9.16%, the implicit interest rate.

(3)	Represents the notional value of foreign currency contracts to purchase and sell foreign currencies at specified forward rates in connection with our foreign currency hedging policy.

(4)	Includes purchase commitments for inventory.

Recent accounting pronouncements

From time to time, new accounting pronouncements, known as Statements of Financial Accounting Standards or “SFAS,” are issued by the Financial Accounting Standards Board (“FASB”). These pronouncements are adopted by us as of the specified effective date. Unless otherwise discussed, management believes the impact of recently issued standards which are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

SFAS No. 141(revised 2007), Business Combinations. In December 2007, the FASB issued SFAS No. 141(R), SFAS No. 141 (revised 2007) Business Combinations, which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact of the adoption of SFAS No. 141(R) on our results of operations or financial condition.

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140. In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 did not have a material impact on our consolidated results of operations, financial position, or cash flows.

SFAS No. 157, Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which establishes a single authoritative definition of fair value, sets out a frame-work for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 applies to fair value measurements that are already required or permitted by existing standards except for measurements of share based payments and measurements that are similar to, but not intended to be, fair value. SFAS No. 157 does not impose any additional fair value measurements in financial statements and is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued a one-year deferral of SFAS No. 157 for all nonfinancial assets and liabilities, except those that are recorded or disclosed at fair value on a recurring basis. SFAS No. 157 did not have a material impact on our consolidated financial statements.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment to FASB Statement No. 115. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to FASB Statement No. 11, which became effective for us on January 1, 2008. This standard gives us the option to measure certain financial instruments and other items at fair value, with changes in fair value recognized in earnings. We did not elect the fair value option for any additional financial instruments or other items.

SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51. In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51, effective for us on January 1, 2009. Ownership interests in subsidiaries held by third parties, which are currently referred to as minority interests, will be presented as noncontrolling interests and shown separately within equity on the consolidated balance sheet. Any changes in our ownership interests while control is retained will be treated as equity transactions. In addition, this standard requires presentation and disclosure of the allocation between controlling and noncontrolling interests’ income from continuing operations, discontinued operations, and comprehensive income and a reconciliation of changes in the consolidated statement of equity during the reporting period. The presentation and disclosure requirements of the standard will be applied retrospectively for all periods presented. All other requirements will be applied prospectively. We are evaluating the impact that SFAS No. 160 might have on our consolidated financial statements.

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect the adoption of SFAS No. 161 to have a material impact on our consolidated financial statements.

FASB Staff Position (“FSP”) SFAS No. 142-3, Determination of the Useful Life of Intangible Assets. In April 2008, the FASB issued FSP SFAS No. 142-3, Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangibles Assets. The intent of FSP SFAS No. 142-3 is to improve the consistency between the useful life of a recognized intangible assets under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R (revised 2007), Business Combinations, and other applicable accounting literature. FSP SFAS No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. We are currently evaluating the potential impact, if any, of FSP SFAS No. 142-3 on our consolidated financial statements.

SFAS No. 162, Hierarchy of Generally Accepted Accounting Principles. In May 2008, the FASB issued SFAS No. 162, Hierarchy of Generally Accepted Accounting Principles, which is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendment to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 162 on our consolidated financial statements.

Off-balance sheet arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit. No liabilities related to these arrangements are reflected in our consolidated balance sheet, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

As of December 31, 2007 and June 30, 2008, we had $28.2 million and $34.7 million of letters of credit outstanding, respectively. For guarantees that expire within one year, the maximum potential amount of future payments for non-performance totaled $10.1 million and $14.9 million at December 31, 2007 and June 30, 2008, respectively. For guarantees that do not have an expiration date, the maximum potential amount of future payments for non-performance totaled $21.8 million and $15.3 million at December 31, 2007 and June 30, 2008, respectively.

Quantitative and qualitative disclosures about market risk

In the normal course of operations, we are exposed to market risks arising from adverse changes in interest rates and foreign exchange rates. Market risk is defined for these purposes as the potential change in the fair value of financial assets or liabilities resulting from an adverse movement in interest rates or foreign exchange rates.

Management is responsible for raising financing for operations, together with associated liquidity management, and the management of foreign exchange and interest rate risk. Our treasury operations are conducted under the oversight of management, who receive regular updates of treasury activity. Financial instruments are entered into for risk management purposes only. Our policy on foreign exchange rate hedging requires that only known, firm commitments are hedged and that no trading in financial instruments is undertaken.

Our principal risks are exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by appropriate management. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage any exposures. We enter into derivative financial instruments to manage exposures related to currency exchange rate changes and changes in interest rates.

Interest rate risk

We are exposed to interest rate risk related to changes in interest rates on our variable rate debt. At June 30, 2008, we had approximately $530.1 million of debt outstanding under our first and second lien term loans and revolving credit agreements, all of which is subject to variable rate interest rates. If interest rates increased by 100 basis points, our annual cash interest expense would increase by approximately $5.5 million, not taking into consideration the effect of the interest rate swaps discussed below.

In order to mitigate the interest rate risk related to a portion of our variable rate debt, we have entered into three interest rate swap agreements. Under these agreements, we pay fixed interest rates for varying periods and receive floating interest rate payments. Our interest rate swaps are based on the 3-month LIBOR. These swaps have notional values of $175.0 million, $100.0 million and $75.0 million with fixed interest rates of 5.15%, 4.88% and 5.19%, respectively. Based upon current variable rate debt outstanding, if interest rates increased by 100 basis points, our annual cash interest expense would increase by $1.8 million after taking into consideration the effect of these interest rate swaps. The weighted average interest rate on these borrowings, net of the impact of interest rate swaps, at June 30, 3008 was 7.82%. These three interest rate swaps will terminate on August 13, 2009. We plan to repay a portion of our first lien term loans with the net proceeds to us from this offering. See “Use of proceeds”.

The Company has also entered in an interest rate swap that will begin on August 13, 2009 and will convert a notional principal of $75.0 million under its first lien term loan from floating interest rate to fixed interest rate payments with a contract to pay fixed rates of interest of 4.88% while simultaneously receiving floating rate interest payments set at the applicable three-month LIBOR on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

Additionally, we entered into an interest rate collar with a notional principal amount of $100 million related to our first lien term loans which allows us to incur a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50% or falls below the floor rate of 4.88%. The interest rate collar term begins on August 13, 2009 and is scheduled to terminate on August 17, 2010.

The Company also entered into an interest rate swap that converts an aggregate notional principal of $75.0 million under its second lien term loan from floating to fixed interest rate payments. As of June 30, 2008, interest rate payments under the second lien term loan were set at 8.94% including the applicable spread of 6.25%. Under this transaction, the Company pays a fixed rate of interest on an aggregate notional principal amount of $75.0 million of 5.19%, while simultaneously receiving a floating rate interest payment currently set at 2.69% on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

Borrowings under EM FZE’s credit facility with local lenders in Dubai bear interest at the prevailing Dubai interbank rate rate plus a margin of 1.5%. This facility is supported by a letter of credit in the amount of $11.2 million issued under our revolving credit agreement. This local facility is primarily used for the issuance of letters of credit for trade purposes. As of June 30, 2008, there were no outstanding cash borrowings on this facility.

Management continuously monitors the exposure related to the first and second lien term loans as well as exposure under our revolving credit agreement and local credit facility in Dubai.

Foreign currency risk

We assess currency exchange exposure on certain monetary assets and liabilities and enter into financial instruments, as we believe is necessary to manage this risk. During the normal course of business, we are exposed to foreign currency risk. These risks can create volatility in earnings and cash flows from year to year. We use derivative financial instruments to reduce exposure to foreign currency movements on foreign currency purchases and sales.

In our business, we may enter into purchase and sales commitments that are denominated in a foreign currency (primarily the Euro). Our practices include entering into foreign currency forward exchange contracts to minimize foreign currency exposure related to forecasted purchases and sales of certain inventories. These risks can create volatility in earnings and cash flows from year to year. We use derivative financial instruments to reduce exposure to foreign currency movements on foreign currency purchases and sales. We do not use derivative financial instruments for speculative purposes.

For the six months ended June 30, 2008, a gain of $0.6 million was included in the consolidated statement of operations. The fair value of these foreign currency forward derivative contracts was an asset of $2.2 million and $1.0 million at June 30, 2008 and December 31, 2007, respectively. At June 30, 2008 and December 31, 2007, the total notional amount of outstanding currency exchange contracts was $85.2 million and $70.3 million, respectively.

As of and for the six months ended June 30, 2008, approximately 14% of our revenues and 13% of our total assets were denominated in UK pounds, our functional currency in the United Kingdom. As a result, a material decrease in the value of the UK pound relative to the US dollar may negatively impact our revenues, cash flows and net income.

Credit risk

Our credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. We have no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

Business

Overview

We are a leading global distributor of specialty steel products primarily to energy infrastructure markets. The products we distribute include highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions (including high pressure and extreme temperature environments) or to withstand the effects of corrosive or abrasive materials. We maintain a broad product offering of more than 14,000 products currently on hand and manage a large inventory of valves, components and more than 100,000 tons of specialty pipes, plate and sections.

Our global sales and distribution network enables us to efficiently procure and deliver our entire product offering worldwide. We stock and distribute inventory and support our customers through a global network of facilities located on four continents. This allows us to service projects in remote and challenging locations, while also supporting the daily MRO requirements of installed facilities. We employ experienced local market specialists and sales personnel, many of whom have technical backgrounds, training or relevant industry experience, in all of the regions in which we operate. To augment our extensive product line, we offer our customers specialized product knowledge, technical consultation, global logistical support and comprehensive project management and procurement solutions, including inventory management and just-in-time product delivery. We have a broad customer base of more than 2,750 customers and deliver our products in more than 50 countries.

We distribute and market our products to companies throughout the energy industry. We supply our products to fabricators, contractors, owners and operators engaged in the development of new energy infrastructure projects and the MRO of existing facilities. Our customers include “upstream” oil and natural gas exploration and production companies, “midstream” gathering and transmission, pipeline and storage companies, “downstream” refining and processing companies, power generation companies and engineering and construction firms. We also supply our products, on a more limited basis, to chemical, petrochemical, mining and alternative energy companies. For the six months ended June 30, 2008, approximately 78% of our total revenue was attributable to customers that operate in or service the energy infrastructure markets and, within those markets, approximately 60% of our total revenue was attributable to customers that operate in or service the oil and natural gas industry.

We separate our business into two geographic markets — the Western Hemisphere and the Eastern Hemisphere. We are capable of offering our complete product line in both markets. For the six months ended June 30, 2008, approximately 35% of our revenue was from the Eastern Hemisphere market and 65% was from the Western Hemisphere market.

We believe we are a critical link between our customers and product manufacturers (our vendors). Many of our customers rely on us to source products for them as they may not have the expertise, relationships, resources, volume or logistical capabilities to complete procurement independently or on a cost-effective basis. We are able to supply products that are generally not otherwise available on a quick-response basis or in our customers’ desired timeframe. Additionally, we are able to complete orders in smaller quantities than would be readily available for direct purchase from manufacturers, benefiting both our customers and our vendors. We believe our global scale and purchasing power have allowed us to establish strong ties and preferential purchasing terms with our vendors. We also provide support to our vendors through our sales, marketing and credit functions, with respect to the products we distribute.

Over the past three years, we have completed four strategic acquisitions. These acquisitions have increased our scale by expanding our geographic coverage, adding complementary product lines and increasing our product sourcing within existing product lines. In each acquisition, we were able to extract business synergies and enhance operating results by fully integrating the acquired businesses and product lines across our global platform.

Favorable industry trends

We believe the following are the primary trends that will support spending in the end markets we serve and, in turn, drive demand for our specialized products:

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Increasing global demand for crude oil and natural gas during a period of constrained supply due to geopolitical instability and rising depletion rates. The rapid development of some of the world’s most populous countries (notably, Brazil, Russia, India and China) has dramatically increased global energy demand and led to an unprecedented investment in energy infrastructure. At the same time, as demand has increased, the supply of resources has not necessarily kept pace. Many of the world’s well-known oil and natural gas regions including the Middle East, the North Sea and North America are aging and facing declining rates of production. Together, this has caused OPEC’s spare production capacity to fall from more than 10.0 million barrels per day in 1985 to an estimated 2.0 million barrels per day in 2008 according to the Energy Information Administration (EIA). Additionally, existing production in several major producing regions such as the Middle East and West Africa is threatened by political and civil instability, challenging industrial economies to seek more secure supplies of energy. The combination of increased demand and constrained supply has caused oil and natural gas companies to increase exploration and development activities in deeper waters offshore and to develop unconventional reserves onshore that were previously viewed as uneconomical. These factors drive demand for our entire spectrum of products.

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Increasing investment in natural gas transmission capacity. To meet North American energy demand, investment in the expansion of natural gas transmission capacity has increased. Numerous large scale projects are being undertaken across the continent in order to transport natural gas from isolated producing regions to markets that face short supply. According to the EIA, at least 50 natural gas pipeline projects were completed in 2007 at a cost of $4.3 billion, compared to $2.3 billion spent on 51 projects in 2006. These projects added close to 1,663 miles of pipeline, continuing the expansion cycle that started in 2005. Furthermore, according to EIA projections, approximately 4,400 miles of new pipeline will be built in 2008, which is more than 2.5 times the mileage added in 2007. The chart below illustrates the natural gas pipeline additions and expansions in the United States since 2000. Additional large-scale projects such as El Paso’s $3 billion, 680-mile Ruby pipeline project, Dominion’s 280-mile Keystone pipeline and the $4.4 billion Rockies Express Pipeline are being undertaken in response to the need for more pipeline routes in North America to transport natural gas from isolated or remote producing regions to markets that are in short supply of natural gas. High demand is also putting increased strain on the aging existing pipeline network, necessitating more maintenance and repair operations. We offer customers the high-yield carbon steel pipe, pipe fittings and components and valves for the construction and maintenance of these natural gas gathering and transmission systems.

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Limited excess global refining and processing capacity necessitating infrastructure expansion and newbuild projects. Investment in refining and processing infrastructure has been limited over the past 20 years. As shown in the chart below, excess refinery capacity remains near all time lows. Furthermore, light sweet crude production, for which the vast majority of the refining capacity was originally constructed, is declining at a faster rate than overall production, and almost all spare production capacity is for heavier or more sour crude. Accordingly, we believe this sector is in the beginning stages of a prolonged, substantial capital investment cycle to expand capacity and convert refining capacity to process heavy, sour feed stock. According to estimates by the International Energy Agency, global crude distillation capacity is expected to rise by 10.6 million barrels per day between 2007 and 2012. Numerous large construction projects are underway internationally, including the $5 billion Saudi Arabian Oil Company and Total joint venture refinery in Jubail, Saudi Arabia and Hindustan Petroleum Corporation’s planned $6 billion refinery in Vishakhapatnam, India. In the United States, various refiners plan to expand existing facilities rather than build new ones. Several large projects are underway including the $7 billion expansion of the Motiva Port Arthur Refinery from 275,000 barrels per day to 600,000 barrels per day, making it the largest refinery in the country, and the $3.2 billion Valero St. Charles and Port Arthur Hydrocracker expansion. We supply a variety of specialty pipe, components and valves to these newbuilds, expansions and retrofits.

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Global investment in power generation capacity. As developing economies bring power to rural communities in support of their rapid industrialization, substantial new electricity capacity is required. In addition, many developed economies continue to enact environmental regulations that will require the retirement or refurbishment of older power facilities. The EIA estimates total electricity consumption will increase 28.6% from 2006 levels by 2030, growing from 3,659 billion kilowatt-hours (kWh) in 2006 to 4,705 billion kWh in 2030. Internationally, electricity demand is forecasted to grow from 15.8 trillion kWh in 2005 to 30.1 trillion kWh by 2030, a compound annual growth rate of 4.4%. The bulk of this incremental demand is expected to originate in countries that are not members of the Organisation for Economic Co-operation and Development, where the power generation markets are less developed. We believe that our global network will allow us to capitalize on this forecasted growth of capacity in the power generating industry. The industry utilizes natural gas, fuel oils, hydro-power, steam, and coal as fuel sources to fire boiler, heater and turbine systems that generate power. We supply seamless carbon and alloy pipe, components and valves that can withstand the effects of these extremely high pressure and high temperature environments.

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Increasing vendor consolidation. Over the past five years there has been substantial consolidation among steel mills. For example, Tata Steel Limited acquired Corus Group Plc; United States Steel Corp. acquired Lone Star Technologies Inc.; Tenaris S.A. acquired Maverick Tube Corporation; Mittal Steel acquired a number of mills including International Steel Group Inc. and Arcelor SA; and Evraz Group S.A. acquired Oregon Steel Mills, Inc. and the Canadian assets of IPSCO Inc. These mills are representative of the vendors of the products to the energy infrastructure market in which we participate. This consolidation, together with increasing worldwide demand, has resulted in longer production runs, extended delivery schedules and reduced relationships with smaller end users. This has led to a greater customer reliance on distributor networks. During this period, we have maintained distribution relationships with substantially all of the industry-leading vendors at a time when we believe they have been reducing end-user relationships.

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Rising activity in developing international markets. Many crude oil and natural gas producers have significant operations in international markets with large untapped reserves, such as Southeast Asia, West Africa and the Middle East. In many of these markets, a significant investment in production infrastructure is required to develop new crude and natural gas discoveries. According to Spears & Associates, Inc., international offshore drilling and completion spending accounts for 72% of worldwide offshore drilling and completion spending and has increased from $20.9 billion in 2000 to $44.8 billion in 2007, representing a compound annual growth rate of 11.5%, and is expected to increase by a compound annual growth rate of 10.4% between 2007 and 2013, reaching $81.0 billion in 2013. We believe our global platform is well positioned to serve this market.

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Increasing exploration and development activity in deepwater markets. Crude oil and natural gas producers are increasingly focusing their efforts on remote areas where geological formations have historically been less explored or were determined to not be economically viable at low oil prices. Driven by technological innovations and a strong commodity price environment, deepwater oil and natural gas activity has increased significantly in recent years. According to Energyfiles Ltd. and Douglas-Westwood Ltd., global spending in water depths greater than 400 meters increased from $15.9 billion in 2003 to $45.5 billion in 2007, representing a compound annual growth rate of 30.1%, and is projected to grow by a compound annual growth rate of 7.1% from 2007 through 2012, reaching $64.2 billion in 2012. Drilling for and producing oil and natural gas reserves in deepwater requires the use of technically sophisticated assets that are in scarce supply or require long lead times and significant capital to fabricate, including deepwater drilling rigs and floating production facilities. According to ODS – Petrodata, utilization rates for offshore drilling rigs have exceeded 85% since late 2004, prompting the industry to invest substantial capital in maintenance, upgrades and new drilling rig construction. The fleet is also aging, with the average jackup, semisubmersible and drillship 24, 24 and 19 years old, respectively. This has created a construction backlog in shipyards around the world with 178 offshore drilling rigs currently under construction at July 30, 2008. We expect the demand for our specialized products to continue to increase as oil and natural gas producers continue to invest in the infrastructure needed to commercially produce these deepwater reserves. We supply carbon conductor pipe that is required to begin the drilling of an offshore well and the high-grade structural pipe, plate, and sections that are required for the construction of drilling rigs, offshore platforms (both fixed and floating) and wellhead connections.

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Significant capital investment in non-conventional oil and natural gas production, particularly in Canada’s oil sands. Sustained high demand and prices have increased interest in non-conventional oil and natural gas deposits such as Canada’s vast oil sands. Oil sands resource development is a complex and capital-intensive process but is expected to make a significant contribution to future global crude oil production. According to the Alberta Energy Resources Conservation Board (ERCB), the industry invested approximately $10.1 billion in Alberta’s oil sands in 2007 and is projected to spend an average of $10.7 billion per year through 2011. Alberta’s oil sands contain estimated, non-proven oil reserves of 173 billion barrels. Alberta’s oil sands industry has benefited from a multi-billion-dollar investment in infrastructure and technology focused on developing the non-conventional resource. Additionally, large pipeline projects like the 2,148 mile TransCanada Keystone pipeline linking Alberta to Illinois and Oklahoma are currently underway. High oil prices, coupled with robust global oil demand, are expected to continue to drive oil sands development, which will, in turn, increase the demand for our products that are components of the infrastructure needed to produce, refine and transport this resource.

Our competitive strengths

We consider the following to be our principal competitive strengths:

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Our global distribution model. Our global distribution model provides our customers with a comprehensive procurement and project management solution focused on high-performance specialty steel products. We believe that we distinguish ourselves from our competitors because we have built a global platform and broad product offering that combines local knowledge and presence with a solution-driven approach to meeting our customers’ needs for the purchase and delivery of specialized steel products. We efficiently procure and deliver a broad range of products, some that otherwise might require large orders with long lead times, to customers who may not have the relationships, resources or logistical support and who may not be purchasing in sufficient volume to independently procure supplies for their projects or MRO needs. In addition, we use our knowledge and our value-added vendor relationships to provide our customers with complete logistical support for their projects, including inventory management and just-in-time product delivery on a worldwide basis.

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We have a knowledgeable and experienced sales force. Our sales and support team has the knowledge and experience to provide valuable advisory support to our customers while meeting their product procurement requirements. In addition, many of our sales personnel have technical backgrounds and training related to our products. Our regional offices are staffed by personnel with knowledge of our customers’ product requirements, local market conditions and codes and regulations. Our sales specialists are skilled both in managing the intricate logistics inherent in complex projects and in anticipating and accommodating the expedited MRO requirements of our customers. This enables our customers to focus on the maintenance of their installed facilities and the engineering, design and construction elements of their projects with the knowledge that the components we provide will be delivered as they are needed.

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We have strong vendor relationships. We are a volume purchaser of specialty steel products, and we believe that we serve as a critical link between our vendors and our customers. Many of the products we supply are difficult for individual customers to purchase on a cost-effective basis directly from manufacturers since the manufacturers tend to hold limited inventories and often require large orders and lengthy lead times for new production runs. We have demonstrated to our vendors that we are a consistent, high-volume purchaser of their products and a valuable, reliable sales channel. As a result, we believe we have developed strong, long-standing relationships and have negotiated preferred pricing and delivery terms with key vendors. We believe these relationships would be difficult for others to replicate. Although we concentrate our purchasing power on a select group of highly valued vendors, we currently have multiple sources for the products that we distribute and are not dependent on any single manufacturer.

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Our management team is experienced and incentivized. Each member of our senior management team has more than 20 years of industry experience. Many of our senior managers have significant experience in the relevant industries and geographies we serve. The compensation of our senior managers is tied to financial performance measures, which we believe aligns their interests with our shareholders. In addition, many of our senior executives have significant experience in acquiring and integrating new businesses. Following the closing of this offering, our senior management will own approximately              % of our common shares.

Our business strategy

We intend to continue to grow our business by utilizing the following strategies:

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Increasing the size of our addressable market and our overall market presence. We will seek to attract new customers in the geographic areas and product markets we serve. We also intend to expand our overall specialty product offering to fit our customers’ planned capital expenditure requirements and meet their ongoing MRO needs. Lastly, we will continue to expand and further penetrate the geographic markets we serve. Through these efforts we will seek to capture a higher portion of our customers, overall spending on specialty products.

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Leveraging our investment in people, locations, inventory and systems. We believe our global scale, specialty product offering, robust information systems and trained and experienced personnel combine to help our customers optimize their procurement practices. We will leverage this investment to gain share in existing, developed markets and to achieve greater penetration of emerging high-growth markets (particularly in those where we already have a presence). Our hiring practices, training, business systems, product additions, inventory and location development will be guided by the need to meet our customers’ requirements.

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Optimizing our vendor relationships, purchasing and inventory levels. We will utilize our position as a leading global distributor to maintain suitable inventories and access to production of specialty steel products. We believe our steady order-flow of specialty products allows our vendors to optimize their production planning and encourages our vendors to give us preferred or sole channel access to their specialty products. We believe our customers and vendors appreciate this important and deep relationship we have in providing timely purchasing and availability of product to the markets we serve.

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Pursuing opportunistic acquisitions, strategic investments, specialty product additions and global expansion. We will continue to seek opportunities to strengthen our platform through selective acquisitions, strategic investments and specialty product additions. In particular, we will consider investments that enhance our global presence and enable us to leverage our existing operations. We also intend to selectively expand existing offices and establish additional offices, particularly in Asia and South America, to facilitate our expansion into emerging markets and to better serve our growing customer base in these regions.

Geographical markets

Our global operations are managed through two geographic markets — the Western Hemisphere and the Eastern Hemisphere. Our Western Hemisphere market comprises one of our reportable segments, which was formerly referred to as the Americas reportable segment. The Eastern Hemisphere market is segregated further to derive our reportable segments for that geographic market, which include the UK (Europe/West Africa), Singapore (Asia/Pacific) and UAE (Middle East). We believe that these segments enable us to effectively serve our customers worldwide.

Western Hemisphere. Our Western Hemisphere operations are headquartered in Houston, Texas and operate through a regional and branch network in the United States and Canada. Sixteen of our Western Hemisphere locations stock inventory for distribution. For the six months ended June 30, 2008, sales in our Western Hemisphere market comprised 65% of our total revenue for the period.

Eastern Hemisphere. Our Eastern Hemisphere operations are headquartered in Newbridge, Scotland and operate through a regional and branch network of locations in Europe, Asia/Pacific and the Middle East. In addition, our Bahraini joint venture operates in Saudi Arabia through a service contract arrangement. Five of our locations in the Eastern Hemisphere stock inventory. For the six months ended June 30, 2008, sales in our Eastern Hemisphere market comprised 35% of our total revenue for the period.

Products

We distribute specialty steel and alloy products for use primarily in specialized applications throughout the energy infrastructure markets. The products we sell are generally highly-engineered prime carbon or alloy steel pipe, pipe components, fittings and flanges, high-grade structural sections and plate and valves. These products are designed to withstand the effects of corrosive or abrasive materials and possess performance characteristics required in extreme operating conditions, including high pressure and extreme temperature environments. Our products are used in refining, petrochemical, offshore production, platform construction, power generation, mechanical construction, mining and certain other specific oil and natural gas applications. They are used for maintenance and repair projects, expansions of infrastructure and development projects. We maintain a broad inventory of more than 14,000 specialty products including a large selection of valves, components and more than 100,000 tons of pipes, plate and sections.

Our products are purchased from manufacturers worldwide, but are primarily located in Germany, Italy, Japan, South Korea and the United States.

We also offer a wide range of cutting and finishing services for our products primarily through third-party service providers.

Primary products

Carbon and Alloy Steel Pipe. We offer a full range of seamless and welded carbon and alloy pipe used for high pressure, severe corrosion and temperature resistance applications for oil and natural gas gathering and transmission, refining, petrochemical, phosphate mining and power applications. Structural applications of our pipe offering include offshore jackets, topsides, jack up drilling rig braces and onshore production facilities. Down-hole applications include marine riser and conductor, booster line and annulus pipe.

Pipe Components, Fittings, and Flanges. We offer a complete line of carbon and alloy components, fittings and flanges used primarily to connect piping systems for high pressure, severe corrosion and temperature resistance applications for oil and natural gas gathering and transmission, refining, petrochemical, phosphate mining and power applications.

Structural Sections and Plate. Products offered include universal beams, columns, channels, flats, angles, hollow sections, specialty rolled quenched and tempered plates in engineered lengths, widths and thicknesses. The primary market served is conventional and severe service offshore and deep water drilling and production facilities. Principal end uses include offshore jackets, topsides, jack up drilling rigs and onshore production assemblies.

Valves. Our full line of ball, check, gate, globe, butterfly, needle, and plug valves are used to connect to piping systems regulating flow and pressure of various gases and fluids. End markets served include production, gathering, transmission, refining and certain industrial applications. When required, we offer full actuation packages.

Customers

We market products to more than 2,750 customers, who are involved throughout the complete scope of the energy industry and are located around the world. Our customers are generally large, well capitalized companies who are recognized as leaders in their respective industries. Our customers include engineering and construction firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, power generation companies and utilities, alternative energy providers and certain integrated MRO distribution companies. For the six months ended June 30, 2008, our top ten customers accounted for approximately 25% of our total sales.

Customer support

Complete procurement and project management solutions. We believe that our customers require us to supply a full range of products to meet the needs of their complex applications. Accordingly, we are able to provide complete procurement solutions that we believe to be of significant value to our customers, particularly where the range of products required is beyond the scope of one or more distributor or manufacturer. We further believe that our customers appreciate the convenience of being able to place a single purchase order covering a full range of specialty products required for a project, rather than having to manage numerous providers.

We believe that we meet our customers’ requirements through the integration of our significant levels of stock with access to direct mill supply sources. Given our significant levels of stock, we can often fulfill many of our customers’ requirements immediately and expedite delivery. Our mill relationships allow us to efficiently source and deliver the products we do not have on hand. We believe that this full service approach maximizes material availability while retaining optimum project cost controls. We also offer a wide range of cutting and finishing services primarily through third parties.

Maintenance and repair operations. Our business model allows us to meet the ongoing MRO needs of our clients’ installed facilities. Our large inventory of specialized steel products in strategic global locations can provide the immediate delivery of solutions that fit our customers’ requirements, which are often time-sensitive. We also maintain the ability to access inventories globally allowing our offices to ship from any of our locations.

Logistics. Our customers’ requirements for delivery to various fabrication destinations and ultimate end-use locations are often complex and time-sensitive. We provide extensive project management support, coordinated shipping expertise and if required, rapid just-in-time delivery of maintenance and repair components. Our regional and branch networks allow us to respond to our customers’ global logistical needs with local contacts and assistance and to fulfill both project and quick ship requirements.

Sales and marketing

Our sales force operates under a regional branch model. The regional managers employ a mix of branch managers and inside and outside sales representatives in their respective territories. The sales representatives are located at various branch locations and are responsible for order solicitation, account and relationship management and market development. The regional managers have responsibility for pricing, order placement and fulfillment, logistics, customer service, business development and marketing strategies. Regional managers report to geographic market executives who have responsibility for the management, implementation and execution of our sales and marketing strategy.

Geographical executives and their regional managers are assisted by warehousing and logistics personnel and by a product and inventory management team that is responsible for procurement, pricing, product forecasting, inventory control and vendor development.

Vendors

We have mutually beneficial, longstanding relationships with an established network of vendors. This network of vendor relationships enables us to stock and distribute a considerable breadth of products. For the six months ended June 30, 2008, approximately 43% of our purchases were from our top ten vendors. Focusing our purchasing power on certain vendors’ specialty product niches has resulted in favored status with our vendors in regard to lead times, discounts and payment terms. As we continue to strengthen our vendor relationships, we are able to devote increased resources to providing our customers with products that are of greater importance to their business and have fewer substitutes. Although we concentrate our purchasing power on a select group of highly valued vendors, we have multiple sources for the products we distribute and are not dependent on any single vendor.

We are a volume purchaser of high-specialty steel products and provide significant value-added support as an intermediary between high-grade steel manufacturing vendors and end-users. There are a limited number of vendors with the capabilities to produce these steel products, and we believe that we have demonstrated to our vendors over time that we are a high quality, reliable and high-volume purchaser of their products. In addition, our significant participation in large long-term projects enables us to plan our purchases and provides our vendors with critical visibility to schedule their production. As a result, we have developed strong, longstanding relationships with an established network of steel manufacturing vendors that we believe would be difficult for others to replicate.

We use general economic indicators, inquiries, orders and continuous interaction with our customers to help us determine customer usage patterns, expected delivery dates and the nature of active projects in the market. Our company-wide management information system assists us in evaluating historical usage, the inventory at each of our locations, and other purchasing data.

Intellectual property

We have applied to register the EDGEN MURRAY™ mark in the United States and critical markets in Europe, Asia, Australia and the Middle East, and are in the process of applying for registration of the mark in Canada, Mexico and South America. We claim common law rights in the EDGEN MURRAY™ mark in those jurisdictions that recognize trademark rights based on use without registration. We also claim common law trademark rights to a number of other names and marks important to our business, including Edgen™, Bartow Steel™, Resource Pipe Co.™, SISCO™, Thomas Pipe™, Pro Metals™ and Radnor Alloys™, although we have not applied for federal or international registration for them.

We recognize the importance to our business of the various intellectual property rights, including trademarks, that we use. While we acknowledge that the statutory rights arising from a successful trademark registration generally gives greater certainty as to the ownership of the registered mark as well as making enforcement of the owner’s rights against third parties easier than if it had to rely on the enforcement of its unregistered rights in the mark, we nevertheless believe that adequate protection of the goodwill in the marks used by our business is afforded through the various unregistered rights that are acquired simply by use over a period of time in a number of the jurisdictions in which we operate. Where intellectual property rights used by our business are not owned by us, we have entered into licensing arrangements with the relevant owner.

Employees

As of June 30, 2008, our workforce consisted of 505 full-time employees, of whom 124 are sales personnel. We employ 359 people in the Western Hemisphere and 146 employees in the Eastern Hemisphere. We are not a party to any collective bargaining agreements, and we consider our relations with our employees to be good.

Competition

Our products are sold in highly competitive markets. Companies in the markets in which we operate compete primarily on customer service, access to materials, price and ability to deliver products in a timely manner. Purchase decisions are also influenced by previous experience with a particular distributor and a distributor’s ability to supply the full range of pipes, pipe components, tubes, plate, valves and sections.

In our Western Hemisphere market, our primary competition comes from numerous smaller, privately-owned regional distributors and in some cases, subsidiaries of large publicly-held companies. Our major competitors in our UK (Europe/ West Africa) segment are generally trading companies that are owned by large international steel producers. Although these competitors may have significantly greater resources than us, they do not maintain stocks of readily available products that compete with the range of products we offer. In our UAE (Middle East) segment, our principal competitors are locally owned distributors, except in the case of our specialty plate products where we again compete with trading companies owned by various steel makers. Finally, our Singapore (Asia/Pacific) segment competes across our product lines with trading companies owned by various steel makers and, to a lesser extent, with local Singapore based distributors.

We believe that none of our competitors offer the depth and breadth of specialty steel products in stock that we offer in any particular market. Although we have competitors with respect to many of the specific products we offer in specific markets, who may be larger and have greater resources than we do, we believe that no competitor or small group of competitors is dominant in any of our markets. While we must be price competitive in all of our markets, we believe that our customers select our products based on local leadership, the product knowledge of our staff, and our broad product offering of specialty products.

Properties

We currently own or lease facilities in eight countries: Australia, Canada, China, Indonesia, Singapore, United Arab Emirates, United Kingdom and United States. We have sales offices in each of these countries. Twenty of our facilities stock inventory, including 14 in the United States, two in the United Kingdom, two in Canada, one in the United Arab Emirates and one in Singapore. We also have a stocking facility at one of our customer’s sites in Baku, Azerbaijan.

We use agents in Abu Dhabi, Brunei, China, India, Indonesia, New Zealand, Qatar, Saudi Arabia, South Korea and Vietnam whose properties are neither owned nor leased by us. We have a branch office in Sharjah, United Arab Emirates which has no permanent physical presence. We lease residential premises as staff accommodations in the United Arab Emirates.

The following table provides a summary of our facilities:

Summary of leased and owned facilities

Location	Building (sq. ft.)	Lease/ Own	Lease Expiration	Facility description
Company Headquarters
Baton Rouge, Louisiana	17,410	Lease	2013	Office

Western Hemisphere
Houston, Texas	15,788	Lease	2014	Office
Baton Rouge, Louisiana	7,560	Lease	2010	Office/Warehouse
Broussard, Louisiana	4,500	Lease	2010	Office/Warehouse
Charlotte, North Carolina	12,550	Lease	2011	Office/Warehouse/Yard
Calgary, Alberta	425	Lease	2012	Office
Edmonton, Alberta	16,078	Lease	2010	Office/Warehouse
Edmonton, Alberta	NA	Lease	2014	Yard
Henderson, Colorado	2,500	Lease	2010	Office/Warehouse/Yard
Houston, Texas	51,000	Lease	2014	Office/Warehouse/Yard
Houston, Texas (1)	17,750	Lease	2012	Office/Warehouse/Yard
Houston, Texas	22,191	Lease	2012	Office/Warehouse
Houston, Texas	NA	Lease	2014	Yard
Anaheim, California	13,200	Lease	2013	Office/Warehouse
Mulberry, Florida	46,816	Own	NA	Office/Warehouse/Yard
Mulberry, Florida	NA	Lease	2010	Yard
Odessa, Texas	5,000	Lease	2012	Office/Warehouse/Yard
Port Allen, Louisiana	9,500	Own	NA	Office/Warehouse/Yard
St. Charles, Illinois	22,000	Lease	2011	Office/Warehouse
St. Louis, Missouri	2,800	Lease	2012	Office/Yard
Conshohocken, Pennsylvania	4,175	Lease	2012	Office

Eastern Hemisphere
Newbridge, Scotland	210,000	Lease	2030	Office/Warehouse/Yard
Darlington, England	2,000	Own	NA	Office
Kirknewton, Scotland	NA	Own	NA	Yard
Jakarta, Indonesia	1,250	Lease	2009	Office
Perth, Australia	1,287	Lease	2010	Office
Shanghai, China	1,152	Lease	2009	Office
Tuas, Singapore	71,687	Lease	2056	Office/Warehouse
Jebel Ali, Dubai, UAE	2,660	Lease	2009	Office/Yard

(1)	No operations at this time, as location is currently being subleased to a third party.

We operate state-of-the-art facilities that enable us to provide highly efficient and timely services to our customers. In 2007, we invested more than $5.0 million in these facilities. This modernization results in increased operating efficiency, which we believe gives us a cost advantage over many of our competitors.

Our facilities are equipped to handle several modes of transportation including truck, rail and barge, and many facilities are in close proximity to deep water ports such as Houston, Texas; Tuas, Singapore; Jebel Ali, Dubai; New Orleans and Baton Rouge, Louisiana; Tampa, Florida; Los Angeles, California; and Grangemouth and Leith, Scotland. Shipping by rail or barge significantly lowers freight costs. Nearly all of our facilities have processing capabilities such as saw cut to length and oxy-fuel and plasma cutting, thereby enabling us to perform value-added service at the point of sale in most cases. Pick and ship capabilities are employed at our larger distribution centers.

All of our locations are certified to ISO 9001-2000 (Quality Management) and a number of our locations are additionally certified to ISO 14001-2004 (Environmental Management) and/or ISO AS/NZS 4801:2001 or OHSAS 18001:1999 (Safety Management) and the Achilles Joint Qualification System for suppliers to the oil industry in Norway and Denmark.

Information technology

We have an advanced information technology (IT) platform to help us manage our business. As a distributor, our primary operational focus is order management and our systems are designed to streamline the logistics involved with obtaining products from our vendors, tracking those products within our sizable inventory and delivering those products to our customers. This system uses bar coded tags and wireless handheld scanners to track the inventory in our major distribution facilities and allows our salespeople to quickly ascertain what products are available and where those products are located. The system allows for efficient pick and ship execution and is accessible from all of our locations worldwide.

In our Western Hemisphere market, business functions including order management, procurement, inventory control, accounting and finance operate on a unified Oracle platform. The 2007 acquisitions of PetroSteel and EVS have been fully integrated into this system. In our Eastern Hemisphere market, we operate under a separate ERP and financial system. Financial consolidation packages are being implemented to streamline the consolidation process between the two financial systems used in our Eastern and Western Hemisphere market. We have also begun the process of integrating both hemispheres into a single global platform using the Oracle EBS platform and expect to complete integration by year end 2009.

The combined system is fully protected against service disruptions. All production servers utilize highly-available components, minimizing single points of failure. The primary data center in Baton Rouge is further protected with redundant cooling, battery backup, generator power and carded access. Finally, a full disaster recovery site is leased in Dallas, Texas in the event the Baton Rouge systems are disrupted for an extended period of time.

Legal proceedings

We are from time to time a party to various claims and legal proceedings related to our business. There are no current material claims or legal proceedings pending against us that, in the opinion of our management, individually or in the aggregate, if determined adversely to us, would have a material adverse effect on our business, financial condition, results of operations or liquidity.

Environmental matters

Our operations are subject to various laws and regulations relating to environmental concerns. As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. Primary US environmental laws that our operations may be subject to include the federal Clean Water Act and comparable state laws, and regulations thereunder, which regulate the discharge of pollutants into regulated waters, including industrial wastewater discharges and storm water runoff; the federal Resource Conservation and Recovery Act and comparable state laws, and regulations thereunder, which regulate the management and disposal of solid and hazardous waste; and the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and regulations thereunder, which imposes liability for the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal. Our operations are also governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous chemicals in the workplace. In addition, our operations are subject to similar non-US environmental and worker health laws. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Certain environmental laws, including CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons, or other waste products into the environment. Management believes that our operations are in substantial compliance with environmental laws and regulations applicable to us.

We have not made any material expenditures during the last three fiscal years in order to comply with environmental laws or regulations. Based on our experience to date, we believe that the future cost of compliance with existing environmental laws and regulations will not have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. However, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims.

Seasonality

Some of our customers are in seasonal businesses, especially those customers who purchase our products for use in new capital expenditure projects at refineries, oil and natural gas infrastructure, and processing and power generation plants. As a consequence, our results of operations and working capital, including our accounts receivable, inventory and accounts payable, may fluctuate during the year. However, because of our geographic, product and customer diversity, our operations have not shown any material seasonal trends. We believe that our significant operations around the world moderate our seasonality. In addition, our sales for MRO uses, tend not to be seasonal, and mitigate the overall effects of seasonality on our business. Sales in the months of November and December traditionally have been lower than in other months because of a reduced number of working days for shipments of our products and holiday closures for some of our customers. We cannot assure you that period-to-period fluctuations will not occur in the future. Results of any one or more quarters are, therefore, not necessarily indicative of annual results.

Working capital practices

Volatility in the specialty pipe, pipe components, and high-grade structural steel industry and the price of high-grade steel tubes, valves, plate and sections used in the offshore oil and natural gas industry, from time to time, can result in significant fluctuations in cash flow supporting our working capital levels. Inventory and accounts receivable comprise a large percentage of our total assets and can vary significantly from quarter to quarter. At June 30, 2008 and December 31, 2007, inventory and accounts receivable represented approximately 63.8% and 61.4%, respectively, of total assets excluding cash. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.”

Management

Directors and senior management

The following table sets forth the names, ages and titles, as well as a brief account of the business experience, as of the date of this prospectus, of the members of our board of directors and our senior management:

Name	Age	Position
Daniel J. O’Leary	53	Chairman, President, Chief Executive Officer and Director
David L. Laxton, III	58	Executive Vice President and Chief Financial Officer
Craig S. Kiefer	54	Executive Vice President — General Manager, Western Hemisphere
Kenneth A. Cockburn	55	Executive Vice President — Managing Director, Eastern Hemisphere
Michael F.A. Craig	42	Deputy Managing Director, Eastern Hemisphere and Managing Director, Asia/Pacific — Eastern Hemisphere
Nicholas Daraviras	34	Director
James L. Luikart	63	Director
Edward J. DiPaolo	55	Director

Daniel J. O’Leary, Chairman, President, Chief Executive Officer and Director, has been involved in the steel pipe and distribution industries for more than 30 years. Mr. O’Leary was appointed as Edgen Murray Limited’s Chairman, President and Chief Executive Officer in September 2008. Since August 2003, he has served as the President and Chief Executive Officer of our predecessor companies and as a member of the boards of directors of those predecessor companies since February 2003. He joined Edgen Corporation as President and Chief Operating Officer in January 2003. Prior to joining Edgen Corporation, Mr. O’Leary served as President and Chief Operating Officer of Stupp Corporation, an independent manufacturer of electric-resistance welded custom steel line pipe, from 1995 to 2002. Prior to joining Stupp Corporation, he was Executive Vice-President and Chief Operating Officer of Maverick Tube Corporation, a pipe manufacturing company. He has also held management and executive positions with Red Man Pipe & Supply Company and Lone Star Steel Company. Mr. O’Leary is a former Vice-Chairman of the Committee on Pipe and Tube Imports and a member of the National Association of Steel Pipe Distributors. Mr. O’Leary is a graduate of the University of Tulsa with a B.S. in Education.

David L. Laxton, III, Executive Vice President and Chief Financial Officer, has more than 20 years of experience in industrial distribution. Mr. Laxton was appointed as Edgen Murray Limited’s Executive Vice President and Chief Financial Officer in September 2008. Prior to these appointments, Mr. Laxton served as the Executive Vice President and Chief Financial Officer of our predecessor companies since joining the company in 1996. Prior to joining the company, Mr. Laxton served as Chief Financial Officer of a distributor of tube fittings, controls and filtration products from January 1991 to December 1996. Mr. Laxton has also held consulting positions with a big four accounting firm and with an investment banking firm. Mr. Laxton is currently Vice Chairman of American Gateway Bank and is the former president of the Baton Rouge Chapter of the National Association of Purchasing Management. Mr. Laxton is a member of the Advisory Committee to the School of Accounting at Louisiana State University. Mr. Laxton received a B.A. in History and an M.S. in Accounting from Louisiana State University.

Craig S. Kiefer, Executive Vice President — General Manager, Western Hemisphere, has more than 30 years of experience in the industrial distribution market and manages our Western Hemisphere business. Mr. Kiefer joined Edgen Corporation in April 2002 as the President of Service Industrial Supply Co. He was promoted to President of Edgen Corporation’s Carbon Products Group in March 2003 and became Executive Vice

President — General Manager, Western Hemisphere in January 2008. Prior to joining the company, Mr. Kiefer was President and Chief Executive Officer of Service Industrial Supply Co., which he formed in 1979 and which was acquired by Edgen Corporation in 2002.

Kenneth A. Cockburn, Executive Vice President — Managing Director, Eastern Hemisphere, has been involved in the steel pipe and distribution industries for nearly 30 years and manages our Eastern Hemisphere business. Mr. Cockburn was appointed as Edgen Murray Limited’s Executive Vice President — Managing Director, Eastern Hemisphere in September 2008. Mr. Cockburn joined Murray International Metals Limited in 1977 and was appointed to that company’s board of directors in 1986. Mr. Cockburn was promoted to Managing Director of Murray International Metals Limited in 1991 and became Executive Vice President — Managing Director, Eastern Hemisphere in January 2008.

Michael F.A. Craig — Deputy Managing Director, Eastern Hemisphere and Managing Director, Asia/Pacific — Eastern Hemisphere, has been involved in the steel manufacturing, pipe and distribution industries for more than 20 years and manages our Asia/Pacific region within our Eastern Hemisphere market which includes our regional head office in Singapore along with our Australian, Chinese, and Indonesian sales offices. Mr. Craig was appointed as Edgen Murray Limited’s Deputy Managing Director, Eastern Hemisphere and Managing Director, Asia/Pacific —Eastern Hemisphere in September 2008. Mr. Craig joined Murray International Metals Limited in November 1989 from British Steel plc. Mr. Craig was promoted to Managing Director of Murray International Metals Pte. Limited in 2002 and became Managing Director, Asia/Pacific — Eastern Hemisphere in 2006 and Deputy Managing Director, Eastern Hemisphere in 2008. Mr. Craig received his Honours Degree in Engineering from The University of Stratchclyde (Glasgow, United Kingdom) in 1987.

Nicholas Daraviras, Director, was appointed to Edgen Murray Limited’s board of directors in September 2008 and has previously served on the board of directors of our predecessor companies since February 2005. Mr. Daraviras is a Managing Director of JCP. He joined JCP in 1996. Mr. Daraviras also serves as a director of The Sheridan Group, Inc. Mr. Daraviras received his B.S. and an M.B.A. from The Wharton School of the University of Pennsylvania.

James L. Luikart, Director, was appointed to Edgen Murray Limited’s board of directors in September 2008 and had previously served on the board of directors of our predecessor companies since February 2005. Mr. Luikart is Executive Vice President of JCP. Mr. Luikart joined JCP in 1995 after spending more than 20 years with Citicorp, the last seven years of which were as Vice President of Citicorp Venture Capital, Limited. Mr. Luikart also serves as a director of The Sheridan Group, Inc. Mr. Luikart received a B.A. in History magna cum laude from Yale University and an M.I.A. from Columbia University.

Edward J. DiPaolo, Director, was appointed to Edgen Murray Limited’s board of directors in September 2008 and had previously served on the board of directors of Edgen Corporation from June 2001 until December 2004 and has served on the board of directors of our predecessor companies after the Buy-out Transaction since August 2005. Mr. DiPaolo has more than 25 years of experience in energy services through his employment with Halliburton Energy Services where he held several positions including Group Senior Vice President Global Business Development and Senior Vice President Global Business Development. In 2002, Mr. DiPaolo retired from Halliburton Energy Services. Since August of 2003, Mr. DiPaolo has provided consulting services to Growth Capital Partners, L.P., a company engaged in investments and merchant banking. Mr. DiPaolo currently serves as a director of Superior Well Services, Inc., Evolution Petroleum Corporation and Boots & Coots International Well Control, Inc. Mr. DiPaolo received a B.S. in Agricultural Engineering from West Virginia University.

Composition of our board of directors

Our directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated. Our bye-laws provide that our board of directors will consist of seven directors or such greater or lesser number as our board of directors, by resolution, may from time to time determine, provided that, at all times there shall be no fewer than three directors.

No later than twelve months after we list our common stock on the NYSE, a majority of our directors will be required to meet NYSE independence standards. In 2008, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. We believe that Mr. DiPaolo meets these independence standards. We intend to appoint three additional independent directors within twelve months following this offering.

Committees of the board of directors

We anticipate that, prior to the closing of this offering, our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee. No later than twelve months following this offering, all of the members of these committees will be required to meet SEC and NYSE independence requirements.

Audit committee

Our audit committee will be responsible for overseeing our financial reporting processes on behalf of our board of directors. Our independent registered public accounting firm will report directly to our audit committee. Specific responsibilities of our audit committee will include, among other things:

•

evaluating the performance, and assessing the qualifications, of our independent registered public accounting firm and recommending to our board of directors the appointment of, and compensation for, our independent registered public accounting firm for the purpose of preparing or issuing a registered public accounting firm report or performing other audit, review or attest services;

•

subject to the appointment of our independent registered public accounting firm by our shareholders, determining and approving the engagement of, and compensation to be paid to, our independent registered public accounting firm;

•

determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our independent registered public accounting firm to perform any proposed permissible non-audit services;

•

reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to our board of directors whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by our board of directors;

•	conferring with our independent registered public accounting firm and with our management regarding the scope, adequacy and effectiveness of internal control over financial reporting in effect;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•

reviewing and discussing with our management and independent registered public accounting firm, as appropriate, our guidelines and policies with respect to risk assessment and risk management, including our major financial risk exposures and investment and hedging policies and the steps taken by our management to monitor and control these exposures; and

•	reviewing our compliance with environmental, health and safety and other laws and regulations that may have an impact on our financial results.

Compensation committee

Specific responsibilities of our compensation committee will include, among other things:

•	reviewing and making recommendations to our board of directors with respect to our senior management in relation to their:

•	annual base salary;

•	annual incentive bonus, including the specific goals and amount;

•	equity compensation;

•	employment agreements, severance arrangements and change in control agreements/provisions; and

•	other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to our board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

•	overseeing management succession planning;

•	preparing any report on compensation to be included in our periodic filings or proxy statement; and

•

acting as administrator of our amended equity incentive plan and determining its use, from time to time, as a form of incentive compensation for those entitled to receive grants of stock options and other benefits under that plan.

Corporate governance and nominating committee

Specific responsibilities of our corporate governance and nominating committee will include, among other things:

•	reviewing board structure, composition and practices, and making recommendations on these matters to our board of directors;

•	reviewing, soliciting and making recommendations to our board of directors and shareholders with respect to candidates for election to the board;

•	reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto; and

•	developing and reviewing a set of corporate governance principles for our company.

Executive compensation

Compensation discussion and analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) provides an overview of our executive compensation program and a description of the material factors underlying the decisions which resulted in the 2007 compensation of our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three executive officers who were the highest paid during 2007 (collectively, the “named executive officers”) as presented on the tables which follow this CD&A. This CD&A contains statements regarding our performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program and should not be understood to be statements of management’s expectations or estimates of financial results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation philosophy and objectives

Our compensation program for named executive officers is designed to attract, motivate and retain individuals with the skills necessary for us to achieve our business plan and increase shareholder value, to provide and reward those individuals whose contributions enhance the Company’s results and to align named executive officer remuneration with the interests of the shareholders. Our compensation philosophy includes (i) setting base salaries at levels consistent with those of comparable companies to attract and retain named executive officers and (ii) aligning the performance-based compensation at levels designed to promote executive contribution to shareholder value. It is also designed to encourage our named executive officers to focus on both the short-term and long-term performance goals of the Company and its shareholders through an annual performance-based cash bonus that focuses on short-term and long-term performance goals and equity-based incentive compensation that focuses on long-term performance goals.

Compensation process

Historically, as a private company, we have not had a formal compensation committee. Rather, Messrs. Daraviras, Luikart and DiPaolo (for purposes of this section, the “Committee”) have overseen the design and implementation of the Company’s compensation program for named executive officers and are charged with setting total compensation for all named executive officer’s including base salaries, incentive compensation and benefits at levels designed to meet the objectives of our executive compensation program. Although there was no formal meeting procedure, during 2007, the Committee had numerous informal calls, discussions and meetings in order to perform its duties and responsibilities.

The members of the Committee have significant experience with the compensation arrangements for executives in our industry. Accordingly, the Committee historically has not utilized a formal benchmarking process or the services of a compensation consultant to set the compensation levels of the named executive officers.

In light of this offering, the Committee has engaged Longnecker & Associates, an executive compensation consulting firm, to review our compensation program for named executive officers. The results of that review are pending.

Prior to the closing of this offering, we anticipate that our board of directors will formally establish a compensation committee to consist of at least three directors and will adopt a formal charter for our compensation committee. The composition of the compensation committee will satisfy the independence requirements of the NYSE that it have at least one independent director on the listing date, a majority of independent directors within 90 days after that date and full compliance within one year after that date. See “Management — Committees of the board of directors — Compensation committee.”

Role of Chief Executive Officer in compensation decisions

Our Chief Executive Officer recommends levels of compensation for the other named executive officers. However, the Committee makes the final determination regarding the compensation of all named executive officers. Compensation for the Chief Executive Officer is determined by the Committee and generally reassessed on an annual basis.

Elements of compensation

Our executive compensation program is comprised of the following elements, each of which is discussed in more depth in the paragraphs that follow:

•	Base Salary;

•	Annual Performance-Based Cash Bonuses;

•	Equity-Based Incentive Compensation;

•	Perquisites; and

•	General Employee Benefits.

We have entered into employment contracts with each of our named executive officers. In addition to the compensation components listed above, these contracts generally provide for post-employment severance payments and other benefits in the event of employment termination under various circumstances.

Base salary. Base salaries are provided to our named executive officers to compensate them for services rendered during the year. Base salaries of our named executive officers are established upon hire, based on the executive’s compensation history, prior compensation levels for the position, available market data and our hiring needs. Base salaries are reviewed on an annual basis and increases, if any, are determined based on a combination of factors, including the executive’s experience level, job responsibility, salary levels for other executives, and the individual’s efforts in achieving business results.

During 2006, the Committee conducted a review of the Company’s named executive officers’ compensation. The compensation review considered the factors described above and the Committee’s knowledge of general industry compensation levels for named executive officers of comparable companies with similar duties and responsibilities. Based on such review, the Committee approved salary increases for the Company’s named executive officers effective January 1, 2007.

Salaries for 2008 have been established for our named executive officers at $446,250 for Mr. O’Leary, $325,000 for Mr. Laxton, $285,000 for Mr. Kiefer, £326,692 ($645,298) for Mr. Cockburn and £120,000 ($237,030) for Mr. Craig. The increases in salaries for the named executive officers from 2007 to 2008 were based on actual 2007 operating results which included the integration of acquisitions, expansion of product offerings and overall sales growth, as well as our 2008 budget initiatives.

Annual performance-based cash bonus. The Company maintains an Annual Performance-Based Cash Bonus Plan (the “Cash Bonus Plan”) for eligible employees, including named executive officers, in order to motivate such employees to achieve designated annual financial targets. We believe the Cash Bonus Plan is an essential factor in attracting, motivating, and retaining qualified executives because it provides an additional earning opportunity based on the named executives’ contributions to the Company’s financial success through the achievement of targeted EBITDA and working capital thresholds.

On an annual basis, the Company’s CEO and CFO make recommendations to the Committee on the targeted EBITDA and working capital thresholds based on current market conditions and potential strategic initiatives, taking into account how the annual EBITDA target will contribute to the Company’s long-term performance goals. Dependent upon the named executive officer’s scope of authority, the EBITDA target and working capital thresholds may be set at a Company, division or other business unit level. The Committee has final approval of the EBITDA target and working capital threshold. In addition, the Committee has discretion to adjust awards or the computation of the EBITDA target and working capital thresholds based on factors outside of the control of individual participants if considered appropriate by the Committee.

We do not disclose publicly our specific annual EBITDA targets because they are based on our highly confidential business plan (including internal projections of operating income for various regions as well as for the Company overall), and we believe such disclosure would cause us competitive harm. We believe that our EBITDA targets are moderately difficult to achieve. The Committee attempts to set our EBITDA targets so that the relative difficulty of achieving the targets is consistent among the named executive officers in any one year and from year to year. In the past three years, each named executive officer has achieved a performance level that entitled him to some portion or all of his target bonus award.

For 2007, the terms of the Cash Bonus Plan applicable to Messrs. O’Leary, Laxton and Kiefer (the “US named executive officers”) were as follows: If actual EBITDA was less than or equal to the minimum EBITDA (50% of target EBITDA), the US named executive officer was not entitled to any bonus. If, however, the EBITDA was greater than the minimum EBITDA, then the US named executive officer was entitled to receive a bonus in an amount equal to 2% of the US named executive officer’s annual target bonus for each 1% of EBITDA in excess of the minimum EBITDA. US named executive officers were eligible to earn an additional 1% of the target bonus for each 1% that actual EBITDA exceeded the target EBITDA. The EBITDA target applicable to Messrs. O’Leary and Laxton was based on total Company EBITDA and the EBITDA target applicable to Mr. Kiefer was based on the Company’s performance in the Western Hemisphere. The annual target bonus for each of the US named executive officers was 100% percent of his annual base salary.

For Messrs. O’Leary and Laxton only, if the Company’s actual working capital exceeded the Company’s working capital threshold targets, then their bonus could be reduced. Working capital is calculated as the sum of accounts receivable and inventories less the sum of trade accounts payable and accrued expenses, expressed as a percent of consolidated sales. The executive’s target bonus could not be reduced by more than 20%.

For Messrs. Cockburn and Craig, the target EBITDA was based on the Eastern Hemisphere’s performance. If the actual applicable EBITDA was less than or equal to the minimum regional EBITDA (60% of target EBITDA), Messrs. Cockburn and Craig were not entitled to any bonus. If regional EBITDA was greater than the minimum EBITDA, then they were eligible to receive a bonus in an amount equal to 2.5% of their annual target bonus for each 1% of EBITDA in excess of the minimum. Messrs. Cockburn and Craig were eligible to earn an additional 2.5% of the target bonus for each 1% that actual EBITDA exceeded the target regional EBITDA, however, the maximum bonus payable to Messrs. Cockburn and Craig was 100% and 150% of base salary, respectively. The annual target bonus for Messrs. Cockburn and Craig was 50% and 75%, respectively, of their annual base salary.

In 2007, Messrs. O’Leary, Laxton, Kiefer, Cockburn and Craig each received a bonus as a percentage of the target bonus equal to of 94%, 94%, 70%, 128% and 128%, respectively. The actual bonus amount paid to each named executive officer under the Company’s Cash Bonus Plan for 2007 is set forth in the Summary Compensation Table, under the column “Non-Equity Incentive Plan Compensation.”

Equity-based incentive compensation

The Company formerly maintained the Edgen Murray L.P. Incentive Plan. In connection with the Recapitalization Transaction on May 11, 2007, the Edgen Murray L.P. Incentive Plan was terminated and all outstanding awards were replaced with awards with approximately equivalent value under the Edgen Murray II, L.P. Incentive Plan (the “Incentive Plan”).

The Company established the Incentive Plan to assist the Company in attracting and retaining employees, including named executive officers, and directors by offering them a greater stake in the Company’s success and a closer identity with the Company and to encourage ownership of the Company’s common units by such employees and directors. The Incentive Plan provides for the award of restricted common units that may be subject to time and/or performance based vesting. The general partner of Edgen Murray II, L.P., in its sole discretion, determines the number of restricted common units to award to any of the named executive officers, and the terms and conditions of such awards. There were no awards granted under this plan in 2007, other than the replacement awards described above.

In 2007, the Company established the Edgen Murray II, L.P. Option Plan (the “Option Plan”) to attract employees, including named executive officers, to the Company, to induce such employees to remain with the Company and to increase their efforts to make the Company’s business more successful and to enhance shareholder value.

The Option Plan provides for the award of options to purchase common units at no less than their fair market value as of the date the options are granted. The options are to have a 10-year term and are subject to such other terms and conditions, including vesting, as the general partner of Edgen Murray II, L.P. may determine.

In October 2007, the Company granted awards under the Option Plan to all named executive officers. Messrs. O’Leary and Laxton received a greater number of options, based on their higher levels of responsibility. These options were designed to incentivize the named executive officers to increase the long-term value of the Company. Accordingly, the options vest in annual increments over five years.

Vesting of restricted units and unit options under our equity-based plans may be accelerated in the case of certain events, such as a change in control or an approved sale of the Company or its subsidiaries. Such accelerated vesting is described more fully in the section below entitled “Potential Payments Upon Termination or Change in Control.”

In connection with the Contribution, we expect to terminate the Incentive Plan and Option Plan and replace them with substantially similar Edgen Murray Limited plans, and to replace all of the outstanding awards with awards of approximately equivalent value under the Edgen Murray Limited plans.

Perquisites

Perquisites for our named executive officers include auto allowances, supplemental health care payments, country club membership dues, life insurance premiums, tax preparation reimbursement and overseas housing and commuting allowances, if applicable. Generally, all named executive officers receive similar perquisites; however the exact perquisites are dependent upon specific circumstances and employment practices throughout the world. These perquisites help to provide competitive total compensation packages to the named executive officers, and we believe compare favorably with the perquisites provided by other employers in the Company’s industry who have officers with similar responsibilities.

General employee benefits

Health and welfare plans. The Company has established employee benefit plans for all employees, including medical, dental, group life, disability and accidental death and dismemberment insurance, in order to provide a competitive overall benefits package to attract and retain employees at all levels. Named executive officers are generally eligible to participate in such plans, on the same basis as other employees.

Retirement plans. The Company has established several retirement plans to provide a competitive overall benefits package, and to attract and retain employees at all levels, including the Edgen Corporation 401(k) Plan (the “401(k) Plan”). US named executive officers participate in the 401(k) Plan on the same basis as other employees. The 401(k) Plan is tax-qualified and eligible employees may accumulate savings for retirement on a pre-tax basis. The Company makes matching contributions to the 401(k) Plan on behalf of employees, on a nondiscretionary basis, up to 50% of the employee’s contributions, up to a maximum of 6% of the employee’s eligible compensation. In addition, the Company may, from time to time, make discretionary profit sharing contributions, the amount of which is determined by the Company in its sole discretion. Company contributions to the 401(k) Plan, including profit sharing contributions, and employer matching contributions, vest 25% after the second year of employment, 50% after the third year of employment, 75% after the fourth year of employment and 100% after the fifth year of employment. The Company also maintains a defined contribution pension plan for the benefit of certain employees in the United Kingdom, in which Mr. Craig participates.

Executive time off. Our named executive officers receive a guaranteed amount of Paid Time Off, or PTO, pursuant to employment agreements which generally provide for four weeks. Our named executive officers are expected to manage personal time off in a manner that does not impact performance or achievement of goals. Under the Company PTO benefit program, upon termination, neither Company employees nor named executive officers are entitled to payment of any unused portion of PTO.

Compensation committee report

Messrs. Daraviras, Luikart and DiPaolo perform the functions of a compensation committee for the Company and have reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, Messrs. Daraviras, Luikart and DiPaolo recommended to the board of directors that the Compensation Discussion and Analysis be included in this Registration Statement.

Nicholas Daraviras

James L. Luikart

Edward J. DiPaolo

Summary compensation table

The following table sets forth certain information with respect to compensation earned for the fiscal years ended December 31, 2007 and December 31, 2006, by the Company’s named executive officers.

Name and principal positions	Year	Salary	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation	All Other Compensation (3)	Total
Daniel J. O’Leary	2007	$425,000	$113,377	$24,592	$401,119	$46,683	$1,010,771
Chairman, President and Chief Executive Officer	2006	$275,000	$219,033	—	$439,875	$100,175	$1,034,083

David L. Laxton, III	2007	$325,000	$48,590	$12,296	$306,738	$39,215	$731,839
Executive Vice President and Chief Financial Officer	2006	$225,000	$119,027	—	$336,375	$74,648	$755,460

Craig S. Kiefer	2007	$285,000	$32,393	$6,148	$168,000	$30,350	$521,891
President — Executive Vice-President – President and General Manager, Western Hemisphere	2006	$200,000	$32,393	—	$207,000	$27,572	$446,965

Kenneth A. Cockburn (4)	2007	$625,814	$57,984	$4,678	$398,957	$3,137	$1,090,570
Executive Vice President – Managing Director, Eastern Hemisphere	2006	$507,825	$57,984	—	$457,042	$2,173	$1,025,024

Michael F.A. Craig (4)	2007	$213,633	$31,408	$4,678	$205,013	$209,220	$663,952
Deputy Managing Director, Eastern Hemisphere and Managing Director, Asia/Pacific – Eastern Hemisphere	2006	$160,174	$31,408	—	$228,065	$186,032	$605,679

(1)	The amounts in this column represent the compensation costs recognized for financial reporting purposes for the respective fiscal years for the fair value of restricted common units awarded in the applicable and prior fiscal years in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) (“FAS 123(R)”), rather than an amount paid to or realized by the applicable named executive officer. FAS 123(R) requires compensation cost to be recognized over the requisite service period. See “Management’s discussion and analysis of financial condition and result of operations — Critical accounting policies — Equity-based compensation.”

(2)	The amounts in this column represent the compensation costs recognized for financial reporting purposes for the fair value of unit options granted in 2007 in accordance with FAS 123(R), rather than an amount paid to or realized by the applicable named executive officer. The options vest over five years and have an exercise price of $1,000 per unit. The fair value of each unit option was calculated to be $487.84 at grant date by using a Black-Scholes pricing model. See “Management’s discussion and analysis of financial condition and result of operations — Critical accounting policies — Equity-based compensation.”

(3)	The amounts in this column represent the dollar value of certain perquisites and other compensation paid to, or on behalf of, the named executive officer and his beneficiaries, as follows:

Name	Year	Insurance premiums (a)	Automobile allowance	Supplemental health care payment (b)	Retirement plan contribution	Club membership	All other compensation		Total
Daniel J. O’Leary	2007	$8,292	$14,400	$9,500	$6,750	$7,742	—		$46,684
David L. Laxton, III	2007	$5,932	$14,400	$7,500	$6,750	$4,077	$557	(c)	$39,216
Craig S. Kiefer	2007	$3,630	$14,400	$7,500	$4,820	—	—		$30,350
Kenneth A. Cockburn	2007	—	—	—	—	—	$3,137	(d)	$3,137
Michael F.A. Craig	2007	—	—	—	$30,015	—	$179,205	(e)	$209,220

(a)	Represents Company-paid premiums for the medical, life, long-term disability and other insurance plans maintained by the Company for the executive’s benefit.

(b)	Supplemental health care payments are paid in lump sum and are intended to supplement out of pocket health care costs, such as annual physicals for our US named executive officers.

(c)	Represents tax preparation reimbursement payment. Messrs. O’Leary and Laxton are entitled to reimbursements of up to $1,500 in tax preparation and financial planning expenses.

(d)	Represents insurance premiums paid on Mr. Cockburn’s behalf in connection with a UK private insurance program.

(e)	Mr. Craig is a UK national residing and working overseas in Singapore and is provided certain expatriate support including assistance with housing, commuting and other expenses associated with living abroad.

(4)	Messrs. Cockburn’s and Craig’s non-equity compensation is denominated in UK pounds. Accordingly, all compensation for Messrs. Cockburn and Craig has been converted from UK pounds into US dollars at the December 31, 2007 and 2006 exchange rates of 1.00 UK pound = 2.00 US dollars and 1.00 UK pound = 1.84 US dollars, respectively.

Grants of plan-based awards

The following table provides information with respect to 2007 concerning annual performance bonuses under our Cash Bonus Plan, restricted common units under our Incentive Plan and options under our Option Plan that were awarded to our named executive officers.

Grants of Plan-Based Awards in 2007

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (4)			All other Stock Awards: Number of Shares of Stock or Units	All other Option Awards: Number of Securities Underlying Options (5)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (6)
Name	Grant Date	Threshold(1)	Target (2)	Maximum (3)	Threshold	Target	Maximum
Daniel J. O’Leary	10/1/07	$8,925	$425,000	No limit	—	—	—	—	1,000	$1,000	$487,840
David L. Laxton, III	10/1/07	$6,500	$325,000	No limit	—	—	—	—	500	$1,000	$243,920
Craig S. Kiefer	10/1/07	$5,700	$285,000	No limit	—	—	—	—	250	$1,000	$121,960
Kenneth A. Cockburn	10/22/07	$7,823	$312,907	$312,907	—	—	—	—	250	$1,000	$121,960
Michael F.A. Craig	10/22/07	$4,006	$160,225	$240,337	—	—	—	—	250	$1,000	$121,960

(1)	The threshold amount included above assumes that actual EBITDA is at the lowest level of target EBITDA at which a bonus may be earned, as described in the section above entitled “Annual performance-based cash bonus.”

(2)	The target is calculated as 100% of the named executive officer’s target amount for 2007, as described in the section above entitled “Annual performance-based cash bonus.”

(3)	There is no maximum amount related to the Cash Bonus Plan for the named executive officers other than for Messrs. Cockburn and Craig, as described in the section entitled “Annual performance-based cash bonus.”

(4)	We have not included replacement grants made in 2007 under the Incentive Plan as a result of the cancellation of equity awards under the Edgen Murray L.P. Incentive Plan, as described in the section entitled “Equity-based incentive compensation.”

(5)	In connection with this offering, the common limited partnership units of Edgen Murray II L.P. were converted to a number of common shares of Edgen Murray Limited at a ratio of common limited partnership units to common shares.

(6)	Grant date fair value of stock and option awards was calculated as the number of units multiplied by $487.84, the fair value calculated by using a Black-Scholes pricing model.

Outstanding equity awards at fiscal year-end

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (1)		Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Units That Have Not Vested (1)(2)	Market Value of Units That Have Not Vested (3)	Equity Incentive Plan Awards: Number of Unearned Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units or Other Rights That Have Not Vested
Daniel J. O’Leary	—	1,000	(4)	—	$1,000	10/1/17	3,148.32	$3,148,320	—	—
David L. Laxton, III	—	500	(5)	—	$1,000	10/1/17	1,349.28	$1,349,280	—	—
Craig S. Kiefer	—	250	(6)	—	$1,000	10/1/17	899.52	$899,520	—	—
Kenneth A. Cockburn	—	250	(7)	—	$1,000	10/22/17	2,146.85	$2,146,850	—	—
Michael F.A. Craig	—	250	(8)	—	$1,000	10/22/17	1,162.88	$1,162,880	—	—

(1)	In connection with this offering, the common limited partnership units of Edgen Murray II, L.P. were converted to a number of common shares of Edgen Murray Limited at a ratio of common limited partnership units to common shares.
(2)	For Messrs. O’Leary, Laxton and Kiefer, one-half of the unvested units will vest February 1, 2009 and the remaining one-half will vest on February 1, 2010. For Messrs. Cockburn and Craig, one-fourth of the unvested units vested on February 1, 2008, another one-fourth will vest on February 1, 2009, another one-fourth will vest on February 1, 2010 and the remaining one-fourth will vest on February 1, 2011.

(3)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of unvested units multiplied by $1,000, the price paid by unrelated third party investors in connection with the Recapitalization Transaction on May 11, 2007. We believe the consideration paid for such units is the best estimate of fair value for our equity awards at December 31, 2007.

(4)	Represents grant to Mr. O’Leary of 1,000 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.

(5)	Represents grant to Mr. Laxton of 500 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.

(6)	Represents grant to Mr. Kiefer of 250 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.

(7)	Represents grant to Mr. Cockburn of 250 options under the Option Plan on October 22, 2007, which vest in equal annual installments on the following dates: October 22, 2008, October 22, 2009, October 22, 2010, October 22, 2011 and October 22, 2012.

(8)	Represents grant to Mr. Craig of 250 options under the Option Plan on October 22, 2007, which vest in equal annual installments on the following dates: October 22, 2008, October 22, 2009, October 22, 2010, October 22, 2011 and October 22, 2012.

Option exercises and stock vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Units Acquired on Vesting	Value Realized on Vesting (1)
Daniel J. O’Leary	—	—	1,049.44	$1,049,440
David L. Laxton, III	—	—	449.76	$449,760
Craig S. Kiefer	—	—	299.84	$299,840
Kenneth A. Cockburn	—	—	536.71	$536,710
Michael F.A. Craig	—	—	290.72	$290,720

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,000 per unit, the price paid by unrelated third party investors in connection with the Recapitalization Transaction on May 11, 2007. We believe the consideration paid for such units is the best estimate of fair value for our equity awards at December 31, 2007.

Employment agreements and potential payments upon termination or change of control

Each of our named executive officers is party to an employment agreement with the Company that provides for base salary, bonus opportunity and additional compensation. In addition, each named executive officer who has received a grant under the Company’s Incentive Plan and Option Plan is party to award agreements which describes the material terms of such awards. The material terms of these agreements are described below with respect to each named executive officer, including the potential amounts payable to each named executive officers upon termination of their employment under various circumstances. The potential payments described below are estimated based on the assumption that such termination of employment occurred on December 31, 2007. Actual payments, if any, may be more or less than the amounts described below. The Committee believes that these employment agreements provide an incentive to the named executive officers to remain with the Company and serve to align the interest of the named executive officers and shareholders, including in the event of a potential acquisition of the Company.

Daniel J. O’Leary. Mr. O’Leary’s employment agreement with EMC, effective January 1, 2008, entitles him to a base salary of $446,250 per year ($425,000 in 2007), subject to increase by the Board in its discretion. In addition to base salary, Mr. O’Leary is entitled to earn an annual bonus under the Cash Bonus Plan, described above, that is determined as a percentage of his base salary based on the Company’s annual performance, but subject to a downward working capital adjustment. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the EBITDA target. The terms of the Cash Bonus Plan are described in more depth above under the caption “Annual performance-based cash bonus.”

Mr. O’Leary’s employment agreement also provides for a supplemental payment of $9,500 per year for miscellaneous expenses not directly reimbursed by the Company including, but not limited to, annual physicals, and an allowance of up to $1,500 per year for tax and financial preparation and planning. Finally, Mr. O’Leary’s employment agreement provides that the Company will pay the premiums on a term life insurance policy valued at $1,000,000 for the benefit of Mr. O’Leary’s beneficiaries, and an automobile allowance of $1,200 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. O’Leary’s employment with the Company is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. O’Leary’s right to any severance payments described below are conditioned upon his continued compliance with the noncompetition and nonsolicitation provisions of his employment agreement, which prevent him from competing with the Company’s and its affiliates’ and subsidiaries’ business and from soliciting customers, suppliers, and employees away from the Company and its affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. O’Leary breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, the Company is entitled to terminate further severance payments and seek to enforce the noncompetition and nonsolicitation provisions.

If Mr. O’Leary is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. O’Leary terminates due to death, Mr. O’Leary’s beneficiaries will be entitled to the proceeds of a life insurance policy on the life of Mr. O’Leary in the amount of $1,000,000. In the event that payment of the proceeds is refused, the Company will commence payment to Mr. O’Leary’s beneficiary of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

If Mr. O’Leary is terminated by the Company without cause, his employment agreement provides that he is entitled to continued payment of base salary for the greater of twelve months or the remainder of the employment term, a pro-rated bonus for the year of termination and continued medical and health benefits for Mr. O’Leary for a one-year period following such termination. Finally, if Mr. O’Leary’s employment terminates in connection with a change in control, he is entitled to receive a lump sum payment equal to twelve months base salary, a pro-rated annual bonus for the year of termination and continued medical and health benefits for a one-year period following such termination.

If, during Mr. O’Leary’s employment with the Company, there occurs a change in control of the Company, or an approved sale of the Company, then Mr. O’Leary’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2007, then 3,148.32 restricted units would vest immediately. In addition, upon a change in control, 1,000 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Assuming Mr. O’Leary’s employment was terminated under each of these circumstances on December 31, 2007, such payments and benefits have an estimated value of:

	Cash Severance	Bonus	Supplemental Payment	Medical Insurance Continuation	Life Insurance Continuation	Value of Accelerated Equity and Performance Awards (1)
Without Cause	$425,000	$425,000	$9,500	$6,198	$3,686	—
Change of Control	$425,000	$425,000	$9,500	$6,198	$3,686	$3,148,320
Death (2)	$425,000	—	—	—	—	—
Disability	$425,000	$425,000	—	—	—	—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of unvested units multiplied by $1,000, the price paid by unrelated third party investors in connection with the Recapitalization Transaction on May 11, 2007. We believe the consideration paid for the common limited partnership units is the best estimate of fair value for our equity awards at December 31, 2007.

(2)	This amount is only payable in the event that payment of the proceeds of a $1,000,000 life insurance policy is refused. In such event, the Company will commence payment to Mr. O’Leary’s beneficiary of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

David L. Laxton, III. Mr. Laxton’s employment agreement with EMC, effective January 1, 2007, entitles him to a base salary of $325,000 per year, subject to increase by the Board in its discretion. In addition to base salary, Mr. Laxton is entitled to earn an annual bonus under the Cash Bonus Plan that is determined as a percentage of his base salary based on the Company’s annual performance, but subject to a downward working capital adjustment. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the target EBITDA threshold. The terms of the Cash Bonus Plan are described in more depth above under the section entitled “Annual performance-based cash bonus.”

Mr. Laxton’s employment agreement also provides for a supplemental payment of $7,500 per year for miscellaneous expenses not directly reimbursed by the Company including, but not limited to, annual physicals, and an allowance of up to $1,500 per year for tax and financial preparation and planning. Finally, Mr. Laxton’s employment agreement provides that the Company will pay the premiums on a term life insurance policy valued at $1,000,000 for the benefit of Mr. Laxton’s beneficiaries, and an automobile allowance of $1,200 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Laxton’s employment with the Company is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. Laxton’s right to any severance payments described below are conditioned upon his continued compliance with the noncompetition and nonsolicitation provisions of his employment agreement, which prevent him from competing with the Company’s and its affiliates’ and subsidiaries’ business and from soliciting customers, suppliers, and employees away from the Company and its affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. Laxton breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, the Company is entitled to terminate further severance payments and seek to enforce the noncompetition and nonsolicitation provisions.

If Mr. Laxton is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. Laxton terminates due to death, Mr. Laxton’s beneficiaries will be entitled to the proceeds of a life insurance policy on the life of Mr. Laxton in the amount of $1,000,000. In the event that payment of the proceeds is refused, the Company will commence payment to Mr. Laxton’s beneficiary of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

If Mr. Laxton is terminated by the Company without cause, his employment agreement provides that he is entitled to continued payment of base salary for the greater of twelve months or the remainder of the employment term, a pro-rated bonus for the year of termination and continued medical and health benefits for Mr. Laxton for a one-year period following such termination. Finally, if Mr. Laxton’s employment terminates in connection with a change in control, he is entitled to receive a lump sum payment equal to twelve months base salary, a pro-rated annual bonus for the year of termination and continued medical and health benefits for a one-year period following such termination.

If, during Mr. Laxton’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Laxton’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2007, then 1,349.28 restricted units would vest immediately. In addition, upon a change in control, 500 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Assuming Mr. Laxton’s employment was terminated under each of these circumstances on December 31, 2007, such payments and benefits have an estimated value of:

	Cash Severance		Bonus	Supplemental Payment	Medical Insurance Continuation	Life Insurance Continuation	Value of Accelerated Equity and Performance Awards (1)
Without Cause	$325,000		$325,000	$7,500	$4,643	$2,348	—
Change of Control	$325,000		$325,000	$7,500	$4,643	$2,348	$1,349,280
Death	$325,000	(2)	—	—	—	—	—
Disability	$325,000		—	—	—	—	—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of unvested units multiplied by $1,000, the price paid by unrelated third party investors in connection with the Recapitalization Transaction on May 11, 2007. We believe the consideration paid for the common limited partnership units is the best estimate of fair value for our equity awards at December 31, 2007.

(2)	This amount is only payable in the event that payment of the proceeds of a $1,000,000 life insurance policy is refused. In such event, the Company will commence payment to Mr. Laxton’s beneficiary of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

Craig S. Kiefer. Mr. Kiefer’s employment agreement with EMC, successor to Edgen Carbon Products Group, L.L.C., effective April 30, 2004, entitles him to a base salary of $285,000 per year, subject to increase by the Board in its discretion. In addition to base salary, Mr. Kiefer is entitled to earn an annual bonus under the Cash Bonus Plan that is determined as a percentage of his base salary based on the Company’s annual performance. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the target EBITDA threshold. The terms of the Cash Bonus Plan are described in more depth above under the section entitled “Annual performance-based cash bonus.”

In 2005, Mr. Kiefer’s employment agreement was amended to provide for a supplemental payment of $7,500 per year for miscellaneous expenses not directly reimbursed by the Company including, but not limited to, annual physicals. Finally, Mr. Kiefer’s employment agreement provides that the Company will pay an automobile allowance of $1,000 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Kiefer’s employment with the Company is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. Kiefer’s right to any severance payments described below are conditioned upon his continued compliance with the noncompetition and nonsolicitation provisions of his employment agreement, which prevent him from competing with the Company’s and its affiliates’ and subsidiaries’ business and from soliciting customers, suppliers, and employees away from the Company and its affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. Kiefer breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, the Company is entitled to terminate further severance payments and seek to enforce the noncompetition and nonsolicitation provisions.

If Mr. Kiefer is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. Kiefer terminates due to death, Mr. Kiefer’s beneficiaries will be entitled to continued payment of Mr. Kiefer’s base salary for twelve months following his death and a pro-rated bonus for the year in which such termination occurs. If Mr. Kiefer is terminated by the Company without cause, his employment agreement provides that he is entitled to continued payment of base salary for twelve months following termination, annual bonus for the year of termination as though Mr. Kiefer had remained employed for the duration of such year and continued medical and health benefits for Mr. Kiefer for a one-year period following such termination. Finally, if Mr. Kiefer’s employment terminates in connection with a change in control, he is entitled to continued payment of base salary for twelve months following such termination, a pro-rated annual bonus for the year of termination and continued medical and health benefits for Mr. Kiefer for a one-year period following such termination.

If, during Mr. Kiefer’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Kiefer’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2007, then 899.52 restricted units would vest immediately. In addition, upon a change in control, 250 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Assuming Mr. Kiefer’s employment was terminated under each of these circumstances on December 31, 2007, such payments and benefits have an estimated value of:

	Cash Severance	Bonus	Supplemental Payment	Medical Insurance Continuation	Life Insurance Continuation	Value of Accelerated Equity and Performance Awards (1)
Without Cause	$240,000	$240,000	$7,500	$4,643	$47	$—
Change of Control	$240,000	$240,000	$7,500	$4,643	$47	$899,520
Death	$240,000	$240,000	$—	$—	$—	$—
Disability	$240,000	$240,000	$—	$—	$—	$—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of unvested units multiplied by $1,000, the price paid by unrelated third party investors in connection with the Recapitalization Transaction on May 11, 2007. We believe the consideration paid for the common limited partnership units is the best estimate of fair value for our equity awards at December 31, 2007.

Kenneth A. Cockburn. Mr. Cockburn’s employment agreement with EM Europe, a wholly owned subsidiary of the Company, dated December 16, 2005, provides that he will be employed as EM Europe’s Managing Director. Mr. Cockburn is entitled to a base salary for 2008 of £326,692, which may be increased by the Board. In addition to base salary, Mr. Cockburn is entitled to earn an annual bonus under the Cash Bonus Plan based on the Company’s annual performance. The terms of the Cash Bonus Plan are described in more depth above under the caption “Annual performance-based cash bonus.” Mr. Cockburn is entitled to seven weeks vacation. The employment agreement may be terminated by us upon Mr. Cockburn’s disability, for cause, or for any reason other than cause (with severance payable upon termination other than for cause in an amount equal to Mr. Cockburn’s annual base salary for the remaining term under the agreement).

If, during Mr. Cockburn’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Cockburn’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2007, then 2,146.85 restricted units would vest immediately and the aggregate value of the accelerated restricted units would be $2,146,850. Upon a change in control, 250 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Michael F.A. Craig. Mr. Craig’s employment agreement with EM Singapore, a wholly owned subsidiary of the Company, effective June 28, 1994, entitles him to a base salary for 2008 of £120,000 per year, subject to annual review by the Board. Mr. Craig is eligible to participate in the Cash Bonus Plan and is entitled to receive an annual bonus that is determined as a percentage of his base salary based on the Company’s annual performance. The terms of the Cash Bonus Plan are described in more depth above under the section entitled “Annual performance-based cash bonus.”

The employment agreement may be terminated by us for cause, or for any reason other than cause (with severance payable upon termination other than for cause in an amount equal to three months of salary or the remaining portion of the employment term).

Mr. Craig is subject to the noncompetition and nonsolicitation provisions of his employment agreement, which prevent him from competing with the Company’s and any associated company’s business and from soliciting customers, clients, employees and suppliers away from the Company and its associated companies during employment and for a period of six months (or, with respect to the solicitation of employees and suppliers, two years and one year, respectively) after termination of employment with the Company.

If, during Mr. Craig’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Cockburn’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2007, then 1,162.88 restricted units would vest immediately and the aggregate value of the accelerated restricted units would be $1,162,880. Upon a change in control, 250 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Compensation committee interlock and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationships exist between any member of the board of directors and any member of the compensation committee of any other company.

Director compensation

Our policy is not to pay director compensation to directors who are also our employees. We anticipate that each outside director will enter into compensation arrangements to be determined. One of our directors, Mr. DiPaolo, receives director fees as a director of the Company. The Company pays Mr. DiPaolo $20,000 in director fees annually. For the year ended December 31, 2007, the Company paid Mr. DiPaolo $20,000 in director fees. No perquisites were extended to any director for the year ended December 31, 2007.

All of our directors are entitled to receive reimbursement of their out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof.

Limitation of liability and indemnification of directors and officers

See “Description of our share capital — Limitation of liability and indemnification of directors and officers” for a description of certain provisions of the Companies Act and our bye-laws that limit the liability of directors and officers under certain circumstances.

Principal and selling shareholders

The following table sets forth the beneficial ownership of our common shares owned immediately prior to and immediately following the closing of this offering, giving effect to the Contribution, by:

•	each person or entity known to us to beneficially own more than 5% of our outstanding common shares;

•	each member of our board of directors and each of our named executive officers;

•	all of the members of our board of directors and officers as a group; and

•	each selling shareholder.

The columns in the table relating to beneficial ownership of our shares after this offering reflect no exercise of the underwriters’ over-allotment option to purchase additional shares from the selling shareholders.

The amounts and percentages of common shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. To our knowledge, each of the security holders listed below has sole voting and investment power as to the securities shown unless otherwise noted and subject to community property laws where applicable.

	Common shares beneficially owned prior to this offering (1)		Common shares beneficially owned after this offering (1)(12)
	Number	Percent	Number	Percent
Principal shareholders:
Funds managed by JCP (2)
General Electric Pension Trust (3)
PPM America Private Equity Fund II, L.P. (4)
Pacific Street Fund LP (5)

Named executive officers and Directors:
Daniel J. O’Leary (6)
David L. Laxton (6)
Craig S. Kiefer (6)
Kenneth A. Cockburn (7)
Michael F.A. Craig (8)
Nicholas Daraviras (9)
James L. Luikart (9)(10)
Edward J. DiPaolo (11)
All officers and directors as a group (8 persons)

(1)	Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power, investment power, or both, and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(2)	Consists of common shares held by Jefferies Capital Partners IV L.P., common shares held by Jefferies Employee Partners IV LLC and common shares held by JCP Partners IV LLC, which are private equity investment funds managed by JCP. Brian P. Friedman and Mr. Luikart are the managing members of the manager of these funds and may be considered the beneficial owners of the shares owned by these funds, but each of Messrs. Friedman and Luikart expressly disclaim beneficial ownership of such shares, except to the extent of each of their pecuniary interests therein. The address for each of the funds managed by Jefferies Capital Partners is 520 Madison Avenue, 12th Floor, New York, New York 10022.

(3)	The address of General Electric Pension Trust is c/o GE Asset Management Inc., 3001 Summer Street, Stamford, Connecticut 06905. GE Asset Management Inc., a wholly-owned subsidiary of General Electric Company, serves as investment manager for General Electric Pension Trust and, as such, shares voting and dispositive power over the shares owned by General Electric Pension Trust, but expressly disclaims any pecuniary interest in such shares. General Electric Company expressly disclaims beneficial ownership of such shares.

(4)	The address of PPM America Private Equity Fund II, L.P. is 225 W. Wacker Drive, Suite 1200, Chicago, IL 60606.

(5)	The address of Pacific Street Fund LP is c/o Twin Bridge Capital Partners, 225 W. Washington Street, Suite 1155, Chicago, IL 60606.

(6)	The address of each such person is c/o Edgen Murray Corporation, 18444 Highland Road, Baton Rouge, Louisiana 70809.

(7)	The address of Mr. Cockburn is Newbridge Industrial Estate, Newbridge, Midlothian, EH28 8PJ, United Kingdom.

(8)	The address of Mr. Craig is 31 Tuas View Close, Singapore 637469.

(9)	The address of each of Mr. Daraviras and Mr. Luikart is c/o Jefferies Capital Partners, 520 Madison Avenue, 12th Floor, New York, New York 10022.

(10)	Consists of common shares held by Jefferies Capital Partners IV L.P., common shares held by Jefferies Employee Partners IV LLC and common shares held by JCP Partners IV LLC. Mr. Luikart is a managing member of the manager of these funds and may be considered the beneficial owner of the shares owned by these funds, but he expressly disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(11)	The address of Mr. DiPaolo is 363 N. Sam Houston Parkway East, Suite 550, Houston, Texas 77060.

(12)	If the underwriters’ over-allotment option is exercised in full, the following individuals and entities will sell the following number of shares:

Selling shareholders	Number of Shares

Certain relationships and related person transactions

Employment agreements

We have entered into employment agreements with certain of our officers. For more information regarding these agreements, see “Management — Executive Compensation — Employment agreements and potential payments upon termination or change of control.”

The Buy-out Transaction

On December 31, 2004, Edgen Corporation entered into a stock purchase agreement with its then existing stockholders and Edgen Acquisition Corporation, a corporation newly formed by funds managed JCP, pursuant to which Edgen Acquisition Corporation agreed to purchase all of Edgen Corporation’s outstanding capital stock from the Company’s then existing stockholders in a transaction we refer to as the “Buy-out Transaction.” The acquisition was funded with (i) the issuance and sale by Edgen Corporation of $105.0 million in aggregate principal amount of 9 7/8% senior secured notes due 2011, (ii) a $21.6 million equity investment from funds managed by JCP, and (iii) a $2.4 million equity investment by Edgen Corporation management, including $750,000, $350,000 and $300,000 by Messrs. O’Leary, Laxton and Kiefer, respectively. Following the closing of the acquisition on February 1, 2005 and the merger of Edgen Acquisition Corporation with and into Edgen Corporation, the funds managed by JCP and the Edgen Corporation management investors owned all of the outstanding common stock and preferred stock of the company and entered into certain securities holders agreements relating to their ownership of shares of Edgen Corporation common and preferred stock.

Formation of Edgen/Murray, L.P. and the MIM Acquisition

Edgen Corporation’s stockholders exchanged all of their equity interests in the company for common and preferred partnership interests of Edgen/Murray, L.P., a newly created holding company, and, on December 16, 2005, Edgen/Murray, L.P. acquired Murray International Metals Limited and its subsidiaries in a transaction we refer to as the “MIM Acquisition.” Concurrently, the securities holders agreements entered into in connection with the Buy-out Transaction were terminated and the investors in Edgen/Murray, L.P. entered into a limited partnership agreement governing their partnership interests in Edgen/Murray, L.P.

The MIM Acquisition was funded with proceeds from the issuance of $130.0 million in aggregate principal amount of senior secured floating rate notes due 2010 issued by Pipe Acquisition Finance Plc, a subsidiary of Edgen/Murray, L.P., proceeds from the issuance of an additional $31.0 million in aggregate principal amount of 9 7 /8% senior secured notes due 2011 by Edgen Corporation. Additional funding was provided from the proceeds of a sale and leaseback transaction of certain Murray International Metals Limited real estate and through the issuance of $27.3 million worth of common and preferred limited partnership units by Edgen/Murray, L.P. to certain former Edgen Corporation shareholders, to certain members of management of Murray International Metals Limited and to Murray Metals Group Limited, the principal former owner of Murray International Metals Limited.

Recapitalization Transaction

On May 11, 2007, Edgen Murray II, L.P., a newly created holding company, acquired our business in a transaction led by funds managed by JCP. In this transaction, Edgen/Murray, L.P. distributed the shares of its two direct subsidiaries, Edgen Murray Corporation and Pipe Acquisition Limited, to its partners. The partners then sold a portion of the distributed shares to subsidiaries of Edgen Murray II, L.P. for cash at the fair market value at the date of the transaction. Members of our management and funds managed by JCP received an aggregate of approximately $304.2 million in cash. The remaining distributed shares were contributed by certain partners, generally members of our management, to Edgen Murray II, L.P. in exchange for common limited partnership units of Edgen Murray II, L.P. Members of our management and funds managed by JCP received an aggregate of approximately 125,295 units valued at $1,000 per unit. The same principals of JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P. We refer to these transactions collectively as the “Recapitalization Transaction.”

In connection with these transactions, the subsidiaries of Edgen/Murray, L.P. discharged their then existing senior indebtedness, including revolving borrowings, the 9 7/8% senior secured notes and the senior secured floating rate notes. Jefferies Finance LLC, an affiliate of JCP, was a holder of a portion of these notes and received a portion of the proceeds of such discharge. The acquisition of our business from the partners of Edgen/Murray, L.P. and the related discharge of indebtedness were financed through the issuance of Edgen Murray II, L.P. common limited partnership units to funds managed by JCP and certain institutional investors for approximately $155.0 million in cash, as well as to our management for the contribution of shares described above. Additional financing was provided by the incurrence of new senior indebtedness by Edgen Murray II, L.P. and its subsidiaries, including borrowings under our revolving credit agreement and the incurrence of our first and second lien term loans. Jefferies Finance LLC, an affiliate of JCP, is a lender under our first lien term loan credit agreement and received fees as joint lead arranger and joint lead book runner for the revolving credit agreement and second lien term loan credit agreement. We also paid a fee to JCP of $2.0 million for financing advisory services.

In connection with the Recapitalization Transaction, an employee pension fund of the ultimate parent company of a Company customer purchased approximately 14% of Edgen Murray II, L.P. common units, on a fully diluted ownership basis. There was no direct or indirect investment in the Company prior to May 11, 2007.

Formation of Edgen Murray Limited and the Contribution

Edgen Murray Limited was incorporated in August 2008 to serve as a future holding company for our non-US subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our US subsidiaries in a transaction we refer to as the “Contribution” and, as our new parent holding company, will serve as the issuer in this offering.

As a result of the Contribution, the partners of Edgen Murray II, L.P. will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is substantially equivalent to their ownership interest in Edgen Murray II, L.P., before giving effect to the common shares to be issued by Edgen Murray Limited in this offering.

The Contribution will be accounted for as a business combination among entities under common control and the historical carryover basis of assets and liabilities will remain unchanged. As a result, the Contribution will not have an impact on our financial position or results of operations as of the date of the Contribution.

Other relationships and related transactions

Transaction fee agreement. Pursuant to a transaction fee agreement by and among Edgen, its directors at the time (Edward J. DiPaolo, John B. Elstrott and Edgar Hotard), and Daniel J. O’Leary and David L. Laxton, III, upon the consummation of the Buy-out Transaction on February 1, 2005, Edgen paid a transaction fee in an amount equal to $2,480,000, of which $50,000, $50,000, $50,000, $1,240,000, and $620,000 was allocated among Messrs. DiPaolo, Elstrott, Hotard, O’Leary and Laxton, respectively.

Value bonus compensation. Upon the consummation of the Buy-out Transaction on February 1, 2005, pursuant to value bonus compensation awards approved by the board of directors of Edgen, certain members of Edgen management received bonuses in an aggregate amount of $3,000,000. Daniel J. O’Leary, David L. Laxton, III, Robert L. Gilleland and Craig S. Kiefer received $970,000, $480,000, $420,000 and $370,000, respectively, from this bonus pool.

Furthermore, the board of directors of Edgen approved an additional senior management bonus equal to 20% of the net proceeds from the sale of Edgen in excess of $64,000,000. The amount of this bonus was approximately $1,500,000 in the aggregate, and was distributed among the senior management by the mutual agreement of Mr. Kleinman, a board member designated by the controlling shareholder at the time, and Mr. O’Leary.

2006 bonus payments. On February 27, 2006, Edgen/Murray, L.P. granted a cash bonus and restricted common units to Daniel J. O’Leary and David L. Laxton III of $60,000 and 17,492.75 units with an approximate fair value of $105,656, and $40,000 and 11,661.83 units with an approximate fair value of $70,438, respectively. These bonuses and additional awards were issued in recognition of the services provided to us and our subsidiaries during the MIM Acquisition and their future employment as the Chief Executive Officer and Chief Financial Officer, respectively, of Edgen/Murray, L.P.

Certain transactions with Murray Metals Group Limited and its affiliates. Subsequent to the MIM Acquisition, Murray International Metals Limited continued to enter into limited transactions with Murray Metals Group Limited or its subsidiaries. Murray Metals Group Limited was a minority equity holder of Edgen/Murray, L.P until the Recapitalization Transaction. In addition, EM Europe continued to trade with certain subsidiaries of Murray Metals Group Limited in the normal course of business. Sales to Murray Metals Group Limited and its subsidiaries were $527,000, $1,003,000, and $43,000 for the years ended December 31, 2007 and 2006, and the period February 1, 2005 to December 31, 2005, respectively. Purchases from Murray Metals Group Limited and its subsidiaries were $899,000 and $941,000 for the years ended December 31, 2007 and 2006, respectively. There were no purchases from Murray Metals Group Limited or its subsidiaries for the period February 1, 2005 to December 31, 2005. Through the end of 2006, one or more of our subsidiaries continued to use certain resources and processes of Murray Metals Group Limited or its subsidiaries, such as information systems and network engineering. Fees for these services were $467,000 and $22,000 for the year ended December 31, 2006 and the period February 1, 2005 to December 31, 2005, respectively. There were no fees for these services during the year ended December 31, 2007.

Investors and registration rights agreement

We intend to enter into an investors and registration rights agreement prior to the closing of this offering pursuant to which JCP will have the right to designate one director to our board of directors, so long as JCP or funds managed by JCP beneficially own a specified percentage of our then-outstanding common shares. Initially, the director designated by JCP to our board of directors will be Mr. Luikart. Pursuant to the investors and registration rights agreement, we may be required to register the sale of common shares held by certain funds managed by JCP, certain members of our management and the other limited partners of Edgen Murray II, L.P. who will become our shareholders as a result of the Contribution, which we refer to as our “existing partners.” We expect that under the investors and registration rights agreement, JCP will have the right, on two occasions, to request us to register the sale of common shares held by our existing partners and may require us to make available shelf registration statements permitting sales of common shares into the market from time to time. In addition, we expect that our existing partners will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.

Management agreement

In connection with the Buy-out Transaction, Edgen entered into a management agreement with JCP. Pursuant to this management agreement, JCP may provide management, business and organizational strategy and merchant and investment banking services to Edgen. In exchange for these services, Edgen may pay JCP an annual management fee in an amount agreed to between JCP and Edgen from time to time, plus reasonable out-of-pocket expenses. In addition, JCP may negotiate with Edgen to provide additional management, financial or other corporate advisory services in connection with any transaction. The management agreement provides that JCP will be paid a transaction fee for such services rendered by JCP in an amount mutually agreed upon by JCP and Edgen, plus reasonable out-of-pocket expenses. The management agreement has an initial term of ten years. No management fees have been paid under this agreement, and the parties to this agreement intend to terminate the management agreement prior to the closing of this offering.

Underwriting

Jefferies & Company, Inc. is an affiliate of JCP and is participating as an underwriter in this offering and will be entitled to underwriting discounts and commissions with respect to the common shares purchased by it in this offering. In addition, funds managed by JCP are selling shareholders in this offering and will receive a portion of the net proceeds of this offering. See “Underwriting” and “Use of Proceeds.” In addition to the foregoing, Jefferies & Company, Inc. was an initial purchaser with respect to the offerings of the 9 7/8% senior secured notes and the senior secured floating rate notes in 2005, for which it received customary initial purchaser’s discounts and commissions. Jefferies Finance LLC also acted as arranger and bookrunner on our revolving credit agreement and our second lien term loan. Mr. Brian P. Friedman, who serves as President of JCP, is also the Chairman of the Executive Committee of Jefferies & Company, Inc. and a member of the board of directors of Jefferies Group, Inc. Mr. James L. Luikart is the Executive Vice President of JCP and Mr. Nicholas Daraviras is a Managing Director of JCP. Jefferies Finance LLC, an affiliate of Jefferies & Company, Inc., is a lender under our first lien term loan credit agreement, a portion of which will be repaid with the net proceeds of this offering. See “Use of proceeds” and “Underwriting — Relationships.”

Policy for Approval of Related Person Transactions

Prior to the completion of this offering, our board of directors will adopt a formal policy providing that our executive officers, directors, and principal shareholders, including their immediate family members and affiliates, shall not enter into a related person transaction with us that is required to be disclosed under Item 404(a) of Regulation S-K under the Exchange Act, as amended, without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Under this policy, any request for us to enter into a transaction with an executive officer, director, principal shareholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available to and deemed relevant by the audit committee, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known facts and circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

Description of our share capital

General

Edgen Murray Limited was incorporated on August 29, 2008 as a Bermuda exempted company organized under the Companies Act. See “Certain relationships and related person transactions—Formation of Edgen Murray Limited and the Contribution.” We are registered with the Registrar of Companies in Bermuda under registration number 42332. Our registered office is located at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. We intend to amend and restate our memorandum of association and our bye-laws prior to the consummation of this offering. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, will be governed by Bermuda law and our amended and restated memorandum of association, which we refer to as our “memorandum of association,” and our amended and restated bye-laws, which we refer to as our “bye-laws.” The Companies Act may differ in some material respects from laws generally applicable to US corporations and their shareholders. The following descriptions are qualified in their entirety by reference to Bermuda law and to our memorandum of association and bye-laws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Share capital

Our authorized share capital consists of                      common shares, $1.00 par value per share, and                      preference shares, $1.00 par value per share. Immediately following this offering,                      common shares and no preference shares will be issued and outstanding.

Common shares

Holders of our common shares are entitled to one vote per share on all matters to be voted upon by the shareholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preference shares, holders of our common shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend policy.” In the event of a liquidation, dissolution or winding up of our company, holders of our common shares are entitled to receive their ratable share of the net assets of our company available after payment of all debts and other liabilities, subject to preferences that may be applicable to any outstanding preference shares. Our common shares have no preemptive, subscription, redemption or conversion rights. The rights and privileges of holders of our common shares will be subject to any series of preference shares that we may issue in the future.

All of our common shares issued and outstanding prior to completion of this offering are and will be fully paid up, and all of our common shares to be issued in this offering will be issued fully paid up. Immediately prior to this offering, there was no public market for our common shares.

Preference shares

Pursuant to our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such par value, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of our company. These preference shares are of the type commonly referred to as “blank-check” preferred stock.

Options

Currently,                      of our common shares are reserved for issuance under our stock option plan, of which                      common shares are issuable upon exercise of options outstanding as of                     , 2008.

Voting

Unless a different percentage is required by Bermuda law or by our bye-laws, the affirmative vote of a majority of the shares of our share capital entitled to vote on the subject matter and present, in person or by proxy, at a meeting of our shareholders at which a quorum is present will be the act of the shareholders. A quorum with respect to a meeting of our shareholders consists of one or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of our total then issued shares entitled to vote on the subject matter. Our directors will be elected by the vote of a plurality of the shares of our share capital entitled to vote, subject to JCP’s right to appoint one designee to our board of directors.

Registration rights

Prior to the closing of this offering, we intend to enter into an investors and registration rights agreement with certain of our shareholders. See “Certain relationships and related person transactions—Investors and registration rights agreement.”

Repurchase of shares

At its discretion and subject to the Companies Act, our board of directors may authorize the repurchase by us of our own shares, of any class, at any price. To the extent permitted by Bermuda law, the shares to be purchased may be selected in any manner whatsoever, upon such terms as our board of directors may determine in its discretion.

Transfer of Shares

Under Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Our board of directors may refuse to recognize an instrument of transfer of a share unless (i) the instrument of transfer is duly stamped, if required by law, and lodged with us, accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors may reasonably require, (ii) the transfer is in respect of only one class of share and (iii) the permission of the Bermuda Monetary Authority has been obtained, if applicable. Subject to such restrictions, a holder of our shares may transfer the title to all or any of such holder’s shares by completing the usual common form or any other form which our board of directors may approve. An instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid up share, our board of directors may accept an instrument signed only by the transferor.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided that our shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

Access to books and records and dissemination of information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and any alterations to its memorandum of association. Shareholders also have the right to inspect the minutes of general meetings (and obtain copies thereof on payment of a fee), to be provided with a copy of a company’s bye-laws on payment of the cost thereof and to be sent a copy of a company’s audited financial statements as required prior to a general meeting. The register of shareholders of a company also is open to inspection by shareholders without charge and by members of the general public on payment of a fee, and each of the shareholders and the members of the general public may request a copy of the register of shareholders of a company on payment of a fee. We are required to maintain our share register in Bermuda, but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain our principal share register in Hamilton, Bermuda. We are required to keep at our registered office a register of directors and officers that is open for inspection for not less than two hours each day by members of the general public without charge, copies of which are available to members of the general public on payment of a fee. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Board actions

Under Bermuda law, the directors of a Bermuda company owe their fiduciary duty principally to the company, rather than to shareholders of the company. Our bye-laws provide that some actions are required to be approved by our board of directors. Unless a different percentage is required by Bermuda law or by our bye-laws, the affirmative vote of a majority of the members of our board of directors entitled to vote on the subject matter and present at a properly convened meeting will be the act of our board of directors.

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

Related person transactions and loans

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to be counted in the quorum and vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the decision of the chairman of the relevant board meeting and their ruling in relation to the director concerned shall be final and conclusive except in very limited circumstances.

Under Bermuda law, a director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us, (except loans made to directors who are bona fide employees or former employees pursuant to an employees’ share scheme) unless shareholders holding 90% of the total voting rights have consented to the loan.

Shareholders’ meetings

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. A special general meeting of our shareholders may be called only by the president, the chairman or the board of directors or by the holders of at least one-tenth of the shares of our share capital entitled to vote.

Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, shareholders must be given notice of a general meeting, whether annual or special, not fewer than 10 nor more than 60 days before the date of such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by the affirmative vote of all of the shares of our share capital entitled to vote at such meeting; or (ii) in the case of a special general meeting, by the affirmative vote of a majority of the shares of our share capital entitled to vote at such meeting (being a majority together holding not less than 95% in par value of the shares entitled to vote).

Shareholder suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, the Bermuda courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by the Bermuda courts to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda courts, which may make an order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholder by other shareholders or by the company.

Discontinuance

Under Bermuda law, an exempted company may be discontinued in Bermuda and continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our bye-laws provide that our board of directors may exercise all our power to discontinue to another jurisdiction without the need of any shareholder approval.

Foreign exchange controls

We have been designated as a non-resident of Bermuda by the Bermuda Monetary Authority for the purposes of the Exchange Control Act, 1972. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda.

Corporate opportunities

Our bye-laws provide that our shareholders that are investment funds associated with or designated by JCP have no obligation to offer us an opportunity to participate in business opportunities presented to them or their respective officers, directors, agents, members, partners and affiliates even if the opportunity is one that we might reasonably have pursued, and that neither JCP nor their respective officers, directors, agents, members, partners or affiliates will be liable to us or our shareholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Shareholders will be deemed to have notice of and consented to this provision of our bye-laws.

Anti-takeover provisions of our memorandum of association, our bye-laws and Bermuda law

Certain provisions of our memorandum of association, our bye-laws and the Companies Act may have the effect of delaying, deferring or preventing another partying from acquiring control of us or encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of our common shares. These provisions include the items described below.

Unissued shares of share capital

Our remaining authorized and unissued common shares will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Our bye-laws provide that our board of directors has the authority, without any further vote or action by our shareholders, to issue preference shares in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preference shares could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue preference shares to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive.

Classified board of directors; vacancies and removal of directors

Our bye-laws provide that our board of directors will consist of seven directors or such lesser or greater number as our board of directors, by resolution, may from time to time determine, provided that, at all times, there shall be no fewer than three directors. In accordance with our bye-laws, our board of directors is divided into three classes serving staggered three-year terms, with each class as nearly equal in number as possible and with one class being elected each year.

Our bye-laws also provide that directors may be removed only with cause and then only by the affirmative vote of a majority of the shares of our share capital entitled to vote for the election of directors. Furthermore, a director may only be removed at a special general meeting convened for that purpose, and notice of any such meeting must be served upon the director concerned not less than 14 days before the meeting. A director is entitled to attend the meeting and be heard on the motion for his or her removal.

Subject to limited exceptions, only our board of directors may fill a vacancy occurring as a result of the death, disability, disqualification or resignation of a director or as a result of an increase in the size of the board of directors. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred (including any vacancy created by increasing the size of the board) and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director.

Shareholder action by written consent

Our bye-laws provide that shareholder action can only be taken at an annual or special meeting of shareholders and prohibits shareholder action by written consent in lieu of a meeting.

Advance notice requirements for director nominations and other shareholder proposals

Our bye-laws establish an advance notice procedure for our shareholders to nominate candidates for election as directors or to bring other business before an annual general meeting of our shareholders.

The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors or its chairman, or by a shareholder who has given timely written notice to our secretary or any assistant secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. The shareholder notice procedure also provides that at an annual general meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors or its chairman or by a shareholder who has given timely written notice to our secretary of such shareholder’s intention to bring such business before such meeting.

Under the shareholder notice procedure, if a shareholder desires to nominate persons for election as directors or submit another proposal at an annual general meeting, written notice from the shareholder must be received by us at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual general meeting. In the event that the annual general meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, to be timely, notice from the shareholder must be received by us at our principal executive offices (i) not earlier than 120 days prior to the annual general meeting and (ii) not later than 90 days prior to the annual general meeting or the tenth day following the date on which notice of the annual general meeting was made public, whichever is later.

In addition, under the shareholder notice procedure, a shareholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting in accordance with the shareholder notice procedure, such business shall not be discussed or transacted.

Amendments to our memorandum of association and bye-laws

Bermuda law provides that the memorandum of association of a company may only be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that, subject to limited exceptions, certain provisions of our bye-laws (including those provisions relating to the election, classes, term of office and removal of directors and to business combinations and to changes to our bye-laws) shall not be rescinded, altered or amended, without the affirmative vote of both a majority of the members of our board of directors and at least 66 2/ 3% of the shares of our share capital entitled to vote.

Under Bermuda law, the holders of not less in the aggregate than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and similar arrangements and appraisal rights

A Bermuda exempted company may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when the business of the target company is within the acquiring company’s objects as set forth in its memorandum of association. Any amalgamation of our Company with another company or corporation (other than certain affiliate companies) first requires the approval of our board of directors and then the approval of our shareholders, by the affirmative vote of a majority of the shares of our share capital entitled to vote.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares.

Business combinations

Our bye-laws provide a mechanism designed to deal with business combinations including any amalgamation, merger or consolidation of the Company or any subsidiary with any interested shareholder or any other company which is or after such merger, consolidation or amalgamation would be an affiliate or associate of an interested shareholder. Subject to certain exceptions, an “interested shareholder” is a person who, together with affiliates and associates, owns 15% or more of our voting shares, or who is an affiliate or an associate of us who, within the three years prior to the date the determination is to be made, did own 15% or more of our voting shares.

Our bye-laws provide that we will not engage in any business combination with any interested shareholder or any affiliate or associate of any interested shareholder or any person who thereafter would be an affiliate or associate of such interested shareholder for a period of three years following the time that such shareholder became an interested shareholder. The following broad exceptions are set out:

•

at or subsequent to such time the business combination is approved by the affirmative vote of a majority of the members of our board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66 2/3% of the shares of our share capital entitled to vote that are not owned by the interested shareholder; or

•

prior to the time that the shareholder became an interested shareholder, the board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; or

•

upon consummation of the transaction which resulted in the person becoming an interested shareholder, the interested shareholder owned at least 85% of the shares of our share capital entitled to vote at the time the transaction commenced, excluding for the purposes of determining the number of shares issued and outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee share plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer.

Takeovers

Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The test is one of fairness to the body of the shareholders and not to individuals, and the burden is on the dissentient shareholder to prove unfairness, not merely that the scheme is open to criticism.

Limitation of liability and indemnification of directors and officers

Our bye-laws provide that our directors, resident representative, secretary and other officers (which includes any person appointed to any committee by the board of directors) for the time being acting in relation to any of the affairs of the Company or any subsidiary thereof and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company or any subsidiary thereof, and every one of them, and their heirs, executors and administrators, will be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, except that such indemnity shall not extend to any matter in respect of any fraud or dishonesty that may attach to any such person.

We may also purchase and maintain insurance for the benefit of any director or officer against any liability incurred by him or her under the Companies Act in his or her capacity as a director or officer or indemnifying such director or officer in respect of any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to the Company or any of its subsidiaries.

Under our bye-laws, we may advance moneys to an officer, director or auditor for the costs, charges and expenses incurred by the officer, director or auditor in defending any civil or criminal proceedings against them, on condition that the officer, director or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against him or her.

These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our memorandum of association, bye-laws, agreement, vote of shareholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any indemnitee in respect of any occurrence or matter arising prior to any such repeal or modification.

Our bye-laws also provide that our shareholders waive any claim or right of action they might have, whether individually or by or in the right of the Company, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer. Neither the amendment nor repeal of this provision will eliminate or reduce the effect of the provision in respect of any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to the amendment or repeal.

Notwithstanding anything contained in our bye-laws, any such director of officer shall not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Companies Act.

In addition, prior to this offering, we intend to enter into an indemnity agreement with each of our directors. Pursuant to those indemnity agreements, we will agree to indemnify each of our directors for losses or expenses they may incur in their role as director.

Transfer agent and registrar

A register of holders of the common shares will be maintained by Codan Services Limited, and a branch register will be maintained in the United States by                     , who will serve as branch registrar and transfer agent.

New York Stock Exchange listing

We have applied to list our common shares on the NYSE under the symbol “EMY.”

Shares eligible for future sale

Prior to this offering, there has been no public market in the United States or elsewhere for our common shares. Although we expect to have our common shares approved for listing on the NYSE, we cannot assure you that there will be an actual public market for our common shares. Future sales of substantial amounts of our common shares in the public market following this offering or the anticipation of these sales occurring could adversely affect prevailing market prices for our common shares or could impair our ability to raise capital through an offering of our common shares in the future. For a further discussion of this risk, see “Risk Factors-Risks related to our common shares and this offering — common shares eligible for public sale after this offering could adversely affect the price of our common shares.”

Our officers, directors and shareholders, who collectively hold an aggregate of            common shares, and the underwriters have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, our officers, directors and other shareholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our common shares for a period after the effective date of this offering. For details of these agreements and the periods for which they apply, see “Underwriting — Lock-up agreements.”

Upon the completion of this offering, we will have            common shares outstanding, based on the number of shares outstanding as of            , 2008, immediately following the Contribution. All of the common shares sold in this offering will be freely tradable in the US public market without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Some of the remaining common shares held by existing shareholders are “restricted” shares as that term is defined in Rule 144. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144, which is summarized below. The holders of            of our common shares after this offering will be entitled to registration rights under which we will be required to register the resale of their shares under the Securities Act. See “Certain relationships and related person transaction — Investors and registration rights agreement.”

In general, under Rule 144 as currently in effect, an affiliate who has beneficially owned restricted shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the number of common shares then outstanding, which will equal approximately common shares immediately after this offering, or

•	the average weekly trading volume of the common shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

If any person who is deemed to be our affiliate purchases common shares in this offering or acquires our common shares pursuant to one of our employee benefit plans, sales under Rule 144 of the common shares held by that person are subject to the volume limitations and other restrictions described in the preceding two paragraphs.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares for at least six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

US federal and Bermuda income tax considerations

US federal income taxation

The following describes certain US federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of common shares by a US Holder (as defined below). This summary addresses only US federal income tax considerations of US Holders that will hold common shares as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. In particular, this summary does not address all of the tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities, currencies or notional principal contracts; (d) tax-exempt entities; (e) persons that will hold common shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US federal income tax purposes; (f) persons that have a “functional currency” other than the US dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of our share capital who would, if we were considered to be a controlled foreign corporation for US federal income tax purposes, be subject to special rules; (h) regulated investment companies; (i) persons who hold common shares through partnerships or other pass-through entities; (j) real estate investment trusts; and (k) S corporations. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended (the Code), US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this prospectus. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Each prospective investor is advised to consult a tax advisor as to such investor’s individual circumstances with respect to the US federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of the common shares. US Holders should also review the discussion under “US federal and Bermuda income tax considerations — Bermuda tax considerations” for the Bermuda tax consequences to a US Holder of the ownership of the common shares.

For purposes of this summary a “US Holder” is a beneficial owner of common shares that is, for US federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person. If a partnership or any other entity treated as a partnership for US federal income tax purposes holds common shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares should consult its own tax advisor. A “Non-US Holder” is a beneficial owner of common shares, other than a partnership or entity treated as a partnership, that is not a US Holder.

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” the gross amount of any distribution that is actually or constructively received by a US Holder with respect to its common shares will be a dividend includible in gross income of a US Holder as ordinary income to the extent the amount of such distribution does not exceed our current and accumulated earnings and profits determined under US tax principles. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such US Holder’s adjusted tax basis in its common shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the common shares. Dividends paid on common shares generally will constitute income from sources outside the United States and will not be eligible for the “dividends received deduction” generally available to US corporate shareholders. The gross amount of any dividend paid in foreign currency will be included in the gross income of a US Holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the foreign currency is received by the US Holder, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt by the US Holder, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Under current US law, certain distributions received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2011, generally will be taxed at a preferential tax rate (rather than the higher rates of tax generally applicable to items of ordinary income). This preferential rate is only applicable to distributions paid by “qualified corporations” and only with respect to common shares held for a minimum holding period of more than 61 days during a specified 121-day period. If we are a passive foreign investment company (“PFIC”) (as discussed below under “Passive Foreign Investment Company Considerations”), we will not be considered a “qualified corporation” for these purposes. Accordingly, if we are a PFIC, distributions paid by us with respect to common shares will not be eligible for a reduced income tax rate. If we are not a PFIC, distributions paid by us will so qualify for the preferential rate, assuming the holding period requirement is also met. In addition, currently proposed legislation would deny the preferential rate of federal income tax imposed on dividends received from corporations organized in certain jurisdictions, including Bermuda. If this legislation were enacted, the preferential tax rates imposed on qualified dividend income would no longer be applicable to dividends received from us. Any dividends paid on our common shares that are not eligible for these preferential rates will be taxed as ordinary income to a US holder that is an individual. As of the date hereof, it is not possible to predict with any certainty whether this legislation will be enacted. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

A distribution of additional common shares to US Holders with respect to their common shares that is part of a pro rata distribution of common shares to all shareholders generally will not be subject to US federal income tax.

For purposes of calculating the foreign tax credit, dividends paid on common shares will be treated as income from sources outside the United States and will generally constitute “passive category income” or, in the case of some US Holders, as “general category income.” The amount of the qualified dividend income, if any, paid to a US Holder that is subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the US Holder’s US foreign tax credit limitation must be reduced by the “rate differential portion” of the dividend (which, assuming a US Holder is in the 35% income tax bracket, which is currently the highest rate, would generally require a reduction of the dividend amount by approximately 57.14%). Prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation.

Subject to the discussion under “Backup withholding and information reporting,” a Non-US Holder generally will not be subject to US federal income or withholding tax on dividends received on common shares unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the United States (and, if any applicable income tax treaty so requires, is attributable to a permanent establishment maintained by the Non-US Holder in the United States).

Sale or other disposition

Subject to the discussion below under “Passive foreign investment company considerations,” a US Holder will generally recognize a gain or loss for US federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the US dollar value of the amount realized from such sale or exchange and the US Holder’s tax basis in such common shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate US Holders, including individuals, trusts or estates) if the common shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to significant limitations.

A US Holder that receives foreign currency on the sale or other disposition of common shares will realize an amount equal to the US dollar value of the foreign currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the foreign currency on the settlement date) provided that the common shares are treated as being “traded on an established securities market.” If a US Holder receives foreign currency upon a sale or exchange of common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognize any gain or loss on such conversion.

Subject to the discussion below under “Backup withholding and information reporting,” a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of common shares unless: (a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States (and, if any applicable income tax treaty so requires, is attributable to a permanent establishment maintained by the Non-US Holder in the United States), or (b) in the case of any gain realized by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Subject to the discussion below under “Passive foreign investment company considerations,” a redemption of common shares by us will be treated as a sale of the redeemed common shares by the US Holder (which is taxable as described under “Sale or Other Disposition”) or, in certain circumstances, as a distribution to the US Holder (which is taxable as described under “Distributions”).

Passive foreign investment company considerations

A corporation organized outside the United States generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is “passive income” (the “income test”), or (b) at least 50% of the gross average quarterly fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income (the “asset test”). Passive income for this purpose generally includes dividends, interest, royalties, rents (other than rents derived in the active conduct of a trade or business and not derived from a related person) and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

We believe that we will not be a PFIC for US federal income tax purposes for our current taxable year, and we believe it is unlikely that we will be a PFIC in any future year. However, this conclusion is a factual determination that is made annually at the end of a taxable year, and therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are classified as a PFIC in any year that a US Holder is a shareholder, we generally will continue to be treated as a PFIC for that US Holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above, unless the US Holder has made an election to recognize gain as if such US Holder sold its PFIC stock as of the last day of the last taxable year for which we were a PFIC.

Accurate predictions of the nature of our income and the composition of our assets are difficult. Prospective investors should consult their own tax advisers concerning the applicability of the PFIC rules.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments to US Holders of dividends on common shares and to the proceeds of a sale or redemption of a common share. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding currently at a rate of 28% (which rate is scheduled to increase effective January 1, 2011 but may be subject to further change) of such payment if the US Holder fails (a) to furnish the US Holder’s taxpayer identification number, (b) to certify that such US Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements.

Non-US Holders who hold their common shares through a US broker or agent or through the US office of a non-US broker or agent may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder’s US federal income tax liability, and such US Holder may obtain a refund of any excess amounts withheld, provided that the required information is timely furnished to the US Internal Revenue Service.

A US Holder that purchases common shares in this offering generally will be required to file Form 926 with the IRS if the amount transferred in exchange for the common shares during the twelve-month period ending on the date of the transfer exceeds $100,000. This form is required to be filed with that US Holder’s tax return for the taxable year in which that holder makes such a transfer. In the event a US Holder is required to file Form 926 and fails to do so, that US Holder could be required to pay a substantial penalty. In addition, depending upon your particular circumstances, you may be required to file certain other IRS information returns with respect to a purchase of the common shares.

Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption and also for whether they are required to file Form 926.

Bermuda tax considerations

Bermuda does not currently impose any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax on us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to holders of the common shares, other than holders ordinarily resident in Bermuda, if any. We cannot assure you that we or our shareholders will not be subject to any such tax in the future. We are not subject to stamp duty on the issue or transfer of our common shares.

The company has received a written assurance dated September 15, 2008 from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to us or to any of our operations, or to our shares, debentures or obligations until March 28, 2016; provided that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda and holding such common shares, debentures or other obligations, or to prevent the application of any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us.

As an exempted company, we are liable to pay in Bermuda an annual fee based upon our authorized share capital and our share premium account at a current rate of at least BD$1,995 per annum.

THE ABOVE SUMMARIES REFLECT CERTAIN ASPECTS OF CURRENT LAW AND PRACTICE IN THE UNITED STATES AND BERMUDA. PROSPECTIVE SHAREHOLDERS WHO ARE IN DOUBT AS TO THEIR TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN ANY OTHER JURISDICTION SHOULD CONSULT THEIR PROFESSIONAL ADVISERS.

Underwriting

We are offering the common shares described in this prospectus through a number of underwriters. Jefferies & Company, Inc. and            are acting as joint book-running managers of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Underwriters	Number of common shares
Jefferies & Company, Inc.

Total

The underwriters are committed to purchase all the common shares offered by the allotment if they purchase any common shares. The underwriting agreement provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated. The underwriting agreement also provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us our counsel and our independent auditors.

The underwriters propose to offer the common shares directly to the pubic at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per common share. Any such dealers may resell common shares to certain other brokers or dealers at a discount of up to $            per common share from the initial public offering price. After the initial public offering of the common shares, the offering price and other selling terms may be changed by the underwriters. Sales of common shares made outside of the United States may be made by affiliates of the underwriters. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common shares offered by them or without the prior specific written approval of the customers.

Option to purchase additional common shares

The underwriters have an option to buy up to            additional common shares from the selling shareholders named in “Principal and selling shareholders” to cover sales of common shares by the underwriters which exceed the number of common shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any common shares are purchased with this over-allotment option, the underwriters will purchase common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered.

Discounts and expenses

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $             per common share. The following table shows the per common share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares:

	No Exercise	Full Exercise
Per common share	$	$

Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $            , all of which will be paid by us.

Electronic distribution

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Lock-up agreements

We and all of our directors and officers and shareholders have agreed that, subject to certain exceptions, we and they will not, without the prior written consent of Jefferies & Company, Inc. (which consent may be withheld at the sole discretion of Jefferies & Company, Inc.), directly or indirectly, sell, offer, contract or grant any option to sell (including, without limitation, any short sale), pledge, transfer, or establish an open “put equivalent position” within the meaning of Rule 16a–1 (h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any of our common shares, options, rights or warrants to acquire our common shares or securities exchangeable or exercisable for or convertible into our common shares or publicly announce the intention to do any of the foregoing during the period commencing on and including the date of this prospectus and ending on and including the 180th day following the date of this prospectus, which is referred to as the “Lock–up Period,” provided, however, that we may issue our common shares or options to purchase our common shares, or issue common shares upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus, but only if the holders of such shares, options, or shares issued upon exercise of such options, agree in writing not to sell, offer, dispose of or otherwise transfer any such shares or options during such Lock-up Period without the prior written consent of Jefferies & Company, Inc. (which consent may be withheld at the sole discretion of Jefferies & Company, Inc.).

Notwithstanding the foregoing, if (i) during the last 17 days of the Lock–up Period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the Lock–up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such extension (which waiver may be withheld at the sole discretion of Jefferies & Company, Inc.), except that such extension will not apply if, within three business days prior to the 15th calendar day before the last day of the Lock-up Period, we deliver a certificate, signed by our Chief Financial Officer or Chief Executive Officer, certifying on our behalf that (i) our common shares are “actively traded securities” (as defined in Regulation M), (ii) we meet the applicable requirements of paragraph (a)(i) of Rule 139 under the Securities Act in the manner contemplated by FINRA Conduct Rule 2711(f)(4) and (iii) the provisions of FINRA Conduct Rule 2711(f)(4) are not applicable to any research reports relating to us published or distributed by any of the underwriters during the 15 days before or after the last day of the Lock-up Period (before giving effect to such extension). Jefferies & Company, Inc. has advised us that it does not currently have any intention, agreement or understanding with respect to the early release of any of the locked-up shares.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Stabilization, short positions and penalty bids

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the underwriters may purchase common shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase common shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those common shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Offering price determination

Prior to this offering, there has been no public market for the common shares. The initial public offering price of the common shares will be determined by negotiations between the representatives of the underwriters and us. In determining the initial public offering price, representatives of the underwriters and us expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

None of the underwriters, our company or the selling shareholders can assure investors that an active trading market will develop for our common shares, or that the common shares will trade in the public market at or above the initial public offering price.

Relationships

Funds managed by JCP, an affiliate of Jefferies & Company, Inc., will receive a portion of the net proceeds of this offering as selling shareholders. JCP also has the right to designate a member to the board of directors of Edgen Murray Limited. Jefferies Finance LLC, an affiliate of Jefferies & Company, Inc., is a lender under our first lien term loan credit agreement, a portion of which will be repaid with the net proceeds to us of this offering. As a result, Jefferies Finance LLC will receive less than 10% of the net proceeds of this offering. See “Use of Proceeds” and “Certain relationships and related person transactions.” Mr. Brian P. Friedman, who serves as President of JCP, is also the Chairman of the Executive Committee of Jefferies & Company, Inc. and a member of the board of directors of Jefferies Group, Inc. In addition, Mr. James L. Luikart is the Executive Vice President of JCP and Mr. Nicholas Daraviras is a Managing Director of JCP.

Entities affiliated with Jefferies & Company, Inc. beneficially own more than 10% of our common shares. Jefferies & Company, Inc. is therefore deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. That rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the FINRA.            will serve in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares offered hereby and certain legal matters in connection with this offering with respect to Bermuda law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters in connection with this offering with respect to US federal securities laws and New York law will be passed upon for us by Dechert LLP and for the underwriters by Vinson & Elkins L.L.P. Certain legal matters in connection with this offering with respect to Bermuda law will be passed upon for the underwriters by Appleby Spurling & Kempe.

Experts

The balance sheet of Edgen Murray Limited as of August 29, 2008 (Date of Incorporation) included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2007 and 2006, and for the years ended December 31, 2007 and 2006, and the period February 1, 2005 to December 31, 2005, and the consolidated financial statements of Edgen Corporation and subsidiaries for the period January 1, 2005 to January 31, 2005, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph related to the adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Income Taxes,” on January 1, 2007), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Petro Steel International, LLC (a limited liability company) and Petro Steel International, L.P. (a partnership) for the period January 1, 2007 to May 11, 2007 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph relating to the acquisition of Petro Steel International, LLC and Petro Steel International, L.P. by Edgen Murray LLC on May 11, 2007), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Murray International Metals Limited and subsidiaries as of January 31, 2005 and 2004 and for each of the three years in the period ended January 31, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Enforceability of certain judgments and service of process

Edgen Murray Limited is organized under the laws of Bermuda. Certain directors or officers of Edgen Murray Limited are neither citizens nor residents of the United States. A significant part of our assets and all of the assets of our directors and officers who are neither citizens nor residents of the United States are located outside the United States. Although we have agreed in certain circumstances to accept service of process in the United States by agents designated for such purpose, it may not be possible (a) to effect service of process upon certain of our directors or officers or (b) to enforce judgments of courts of the United States predicated upon the civil liability of such persons under the US securities laws against any such persons in the courts of a foreign jurisdiction. We have been advised by our legal counsel, Dechert LLP and Conyers Dill & Pearman, that there is also doubt as to the direct enforceability in Bermuda against any of these persons, in an original action or in an action for the enforcement of judgments of US courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

Currency and exchange rate information

In this prospectus, references to “US dollars,” “$” and “¢” are to the lawful currency of the United States, and all areas subject to its jurisdiction. References to “UK pounds,” “£” and “pence” are to the lawful currency of the United Kingdom. References to “Euro” and “€” are to the single currency adopted by participating member states of the European Union as their lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union. References to “Bermuda dollars” and “BD$” are to the lawful currency of The Bermuda Islands.

The following table sets forth for the periods presented and the dates indicated the high, low, period average and period end noon buying rates in the City of New York for cable transfers of UK pounds as certified for customs purposes by the Federal Reserve Bank of New York expressed as US dollars per £1.00 (the noon buying rate). The noon buying rate on                    , 2008 was £1 = $            . Unless otherwise indicated, UK pound amounts have been translated into US dollars at the                    , 2008 noon buying rate reported by the Federal Reserve Bank of New York.

	High	Low	Period (1) Average	Period End
Twelve months ended December 31,
2003	$1.78	$1.55	$1.63	$1.78
2004	1.95	1.75	1.83	1.92
2005	1.93	1.71	1.82	1.72
2006	1.98	1.73	1.84	1.96
2007	2.11	1.92	2.00	1.98
Three months ended
March 31, 2008	2.03	1.94	1.98	1.99
June 30, 2008	1.99	1.94	1.97	1.99

(1)	The daily average of the noon buying rates in the City of New York for cable transfers of UK pounds as certified for customs purposes by the Federal Reserve Bank of New York during the relevant period.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete.

For further information about us, our common shares and any document referred to in this prospectus, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved. The registration statement, its exhibits and schedules and other information that we have filed with or furnished to the SEC may be inspected at the SEC’s public reference room at room 1024, 100 F Street, N.E., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at (800) SEC-0350 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and the SEC web site at www.sec.gov.

Edgen Murray Limited—Audited balance sheet
Report of independent registered public accounting firm	F-3
Balance sheet at August 29, 2008	F-4
Note to balance sheet	F-5

Edgen Murray II, L.P.—Audited and unaudited consolidated financial statements
Audited consolidated financial statements
Report of independent registered public accounting firm	F-6
Consolidated balance sheets at December 31, 2007 and 2006	F-7

Consolidated statements of operations for the years ended December 31, 2007 and 2006, the period February  1, 2005 to December 31, 2005 (Successor), and the period January 1, 2005 to January 31, 2005 (Predecessor)

F-9

Consolidated statements of partners’ capital and shareholders’ equity (deficit) for the years ended December  31, 2007 and 2006, the period February 1, 2005 to December 16, 2005 (Successor), and the period January 1, 2005 to January 31, 2005 (Predecessor)

F-10

Consolidated statements of cash flows for the years ended December 31, 2007 and 2006, the period February  1, 2005 to December 31, 2005 (Successor), and the period January 1, 2005 to January 31, 2005 (Predecessor)

F-13
Notes to consolidated financial statements	F-15
Unaudited condensed consolidated balance sheet as of June 30, 2008	F-52
Unaudited condensed consolidated statements of operations for the six months ended June 30, 2008 and 2007	F-54
Unaudited condensed consolidated statement of partners’ capital for the six months ended June 30, 2008	F-55
Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2008 and 2007	F-56
Notes to unaudited condensed consolidated financial statements	F-58

Petro Steel International, L.P. and Petro Steel International, LLC—Audited combined financial statements
Report of independent registered public accounting firm	F-75
Combined statement of operations for the period January 1, 2007 to May 11, 2007	F-76
Combined statement of members’ and partners’ capital for the period January 1, 2007 to May 11, 2007	F-77
Combined statement of cash flows for the period January 1, 2007 to May 11, 2007	F-78
Notes to combined financial statements	F-79

Murray International Metals Limited—Audited consolidated financial statements
Consolidated financial statements at January 31, 2005 and 2004 and for each of the three years in the period ended January 31, 2005.
Report of independent auditors	F-81
Consolidated profit and loss accounts for each of the years ended January 31, 2005, 2004, and 2003	F-82
Consolidated statements of total recognized gains and losses for each of the years ended January 31, 2005, 2004, and 2003	F-83
Consolidated balance sheets at January 31, 2005 and 2004	F-84
Consolidated cash flow statements for each of the years ended January 31, 2005, 2004, and 2003	F-85
Notes to the consolidated financial statements	F-86
Unaudited condensed consolidated interim financial statements at July 31, 2005 and for the six months ended July 31, 2005 and 2004
Unaudited condensed consolidated profit and loss accounts for the six months ended July 31, 2005 and 2004	F-110
Unaudited condensed consolidated statements of total recognized gains and losses for the six months ended July 31, 2005 and 2004	F-111

Unaudited condensed consolidated balance sheets at July 31, 2005 and January 31, 2005	F-112
Unaudited condensed consolidated cash flow statements for the six months ended July 31, 2005 and 2004	F-113
Notes to the unaudited condensed consolidated financial statements	F-114

Report of Independent Registered Public Accounting Firm

To the Shareholder of Edgen Murray Limited

We have audited the accompanying balance sheet of Edgen Murray Limited (the “Company”) as of August 29, 2008 (Date of Incorporation). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company at August 29, 2008, in conformity with accounting principles generally accepted in the United States of America.

New Orleans, Louisiana

September 9, 2008

Edgen Murray Limited

Balance Sheet

August 29, 2008

August 29, 2008
Total assets	$—

Liabilities	$—

SHAREHOLDER’S EQUITY:
Ordinary shares, $1, nominal value, 100 shares	$100
Less receivable from Edgen Murray II, L.P.	(100)

Total liabilities and shareholder’s equity	$—

See accompanying note to balance sheet.

Edgen Murray Limited

Note to Balance Sheet

August 29, 2008

1. Organization

On August 29, 2008, Edgen Murray Limited was formed by Edgen Murray II, L.P. to serve as a future holding company for our non-US subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our US subsidiaries in a transaction we refer to as the “Contribution,” and, as our new parent holding company, will serve as the issuer in this offering. Edgen Murray Limited issued 100 ordinary shares to Edgen Murray II, L.P. in the form of a subscription receivable to Edgen Murray Limited. The subscription receivable from Edgen Murray II, L.P. has been reflected as a deduction from shareholders’ equity on the accompanying balance sheet. Edgen Murray Limited had no operations and no cash flows other than the capitalization as discussed.

Report of Independent Registered Public Accounting Firm

To the Partners of Edgen Murray II, L.P.

Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheets of Edgen Murray II, L.P. (a partnership, formerly Edgen/Murray, L.P.) and Subsidiaries (the “Successor Partnership”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, partners’ (deficit) capital, and cash flows for the years ended December 31, 2007 and 2006, and the period February 1, 2005 to December 31, 2005. We have also audited the related consolidated statements of operations, stockholders’ equity and cash flows of Edgen Corporation and Subsidiaries (the “Predecessor Company”) for the period from January 1, 2005 to January 31, 2005. These financial statements are the responsibility of the Successor Partnership’s and Predecessor Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Successor Partnership and Predecessor Company are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Successor Partnership’s and Predecessor Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Successor Partnership at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2007 and 2006, the period February 1, 2005 to December 31, 2005, and the results of the Predecessor Company operations and its cash flows for the period January 1, 2005 to January 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the consolidated financial statements, the Successor Partnership changed its method of accounting for income taxes in 2007 as a result of adopting Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109.

New Orleans, Louisiana

March 28, 2008

(September 5, 2008 as to Note 12)

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

(In thousands)

	2007	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$48,457	$15,858
Accounts receivable — net of allowance for doubtful accounts of $1,462 and $1,185, respectively	177,705	115,366
Inventory	227,913	177,684
Income tax receivable	5,533	475
Prepaid expenses and other current assets	6,540	8,269
Deferred tax asset — net	1,933	3,047

Total current assets	468,081	320,699

PROPERTY, PLANT AND EQUIPMENT — Net	43,530	41,116
GOODWILL	82,877	78,086
OTHER INTANGIBLE ASSETS	100,635	88,212
OTHER ASSETS	179	170
DEFERRED TAX ASSET — Net	46	—
DEFERRED FINANCING COSTS	14,206	17,477

TOTAL	$709,554	$545,760

(Continued)

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

(In thousands)

	2007	2006
LIABILITIES AND PARTNERS’ (DEFICIT) CAPITAL

CURRENT LIABILITIES:
Managed cash overdrafts	$49	$1,142
Accounts payable	139,923	98,615
Accrued expenses and other current liabilities	21,146	24,829
Accrued interest payable	5,885	6,306
Deferred tax liability — net	309	—
Current portion of capital lease	311	278
Current portion of long term debt	4,268	145

Total current liabilities	171,891	131,315
DEFERRED TAX LIABILITY — Net	24,817	30,148
OTHER LONG-TERM LIABILITIES	10,055	—
CAPITAL LEASE	22,575	22,447
LONG TERM DEBT	548,702	263,676

Total liabilities	778,040	447,586
COMMITMENTS AND CONTINGENCIES
PARTNERS’ (DEFICIT) CAPITAL	(68,486)	98,174

TOTAL	$709,554	$545,760

(Concluded)

See accompanying notes to consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007, 2006, PERIOD FEBRUARY 1, 2005 TO DECEMBER 31, 2005,

AND PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(In thousands, except unit data)

	Successor			Predecessor
	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
SALES	$917,657	$686,937	$303,361	$18,945

OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	748,722	548,744	241,346	14,153
Selling, general, and administrative expense	68,310	60,292	29,962	14,364
Depreciation and amortization expense	22,570	21,051	7,602	201

Total operating expenses	839,602	630,087	278,910	28,718

INCOME (LOSS) FROM OPERATIONS	78,055	56,850	24,451	(9,773)

OTHER INCOME (EXPENSE):
Other income (expense)	3,176	13,345	(358)	(50)
Loss on prepayment of debt	(31,385)	—	—	—
Interest expense — net	(48,301)	(33,822)	(13,733)	(333)

INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	1,545	36,373	10,360	(10,156)

INCOME TAX (BENEFIT) EXPENSE	(1,370)	12,891	3,340	(1,916)

NET INCOME (LOSS)	2,915	23,482	7,020	(8,240)

PREFERRED INTEREST AND DIVIDENDS	(1,656)	(4,349)	(1,798)	(190)

NET INCOME (LOSS) AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$1,259	$19,133	$5,222	$(8,430)

NET INCOME (LOSS):
Basic earnings per unit	$5.51	$65.83	$36.78	$(35.53)

Diluted earnings per unit	$5.15	$64.66	$35.58	$(35.53)

WEIGHTED AVERAGE COMMON UNITS:
Basic	228,599	290,633	141,998	237,231

Diluted	244,635	295,912	146,771	237,231

See accompanying notes to consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS’ (DEFICIT) CAPITAL

YEARS ENDED DECEMBER 31, 2007, 2006, PERIOD FEBRUARY 1, 2005 TO DECEMBER 31, 2005, AND PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(In thousands, except unit data)

	Class A Common Stock	Class B Common Stock	Paid-In Capital	Preferred Partnership Interests	Common Partnership Interests	Unearned Stock-Based Compensation	Notes Receivable from Shareholders	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Treasury Stock	Total
BALANCE — January 1, 2005	$43	$5	$22,578	$—	$—	$—	$—	$—	$(31,743)	$(2,638)	$(11,755)
Preferred dividend requirement	—	—	—	—	—	—	—	—	(190)	—	(190)
Net loss	—	—	—	—	—	—	—	—	(8,240)	—	(8,240)

BALANCE — January 31, 2005	43	5	22,578						(40,173)	(2,638)	(20,185)
Successor
BALANCE — February 1, 2005	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	2,079	—	—	—	4,941	—	7,020
Other Comprehensive Income:
Foreign translation adjustments, net of tax	—	—	—	—	—	—	—	89	—	—	89

Comprehensive Income	—	—	—	—	—	—	—	—	—	—	7,109

Issuance of Class A common stock	24	—	2,376	—	—	—	—	—	—	—	2,400
Issuance of stock-based compensation	3	—	279	—	—	(282)	—	—	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	282	—	—	—	—	282

Preferred dividend requirement	—	—	—	—	—	—	—	—	(1,622)	—	(1,622)
Exchange of Edgen Corporation common shares for Edgen/Murray, L.P. common partnership units	(27)	—	(2,655)	—	6,001	—	—	—	(3,319)	—	—
Exchange of Edgen Corporation preferred shares for Edgen/Murray, L.P. preferred partnership units	—	—	—	23,222	—	—	—	—	—	—	23,222
Issuance of preferred and common partnership units	—	—	—	27,320	14,128	—	—	—	—	—	41,448
Interest and dividends	—	—	—	176	(176)	—	—	—	—	—	—
Increase in unit subscription receivable	—	—	—	—	(1,309)	—	—	—	—	—	(1,309)
Amortization of restricted common units	—	—	—	—	13	—	—	—	—	—	13
Foreign currency translation	—	—	—	—	—	—	—	269	—		269

BALANCE — December 31, 2005	—	—	—	50,718	20,736	—	—	358	—	—	71,812
Unit subscription receivable	—	—	—	—	1,309	—	—	—	—	—	1,309
Net income	—	—	—	—	23,482	—	—	—	—	—	23,482
Preferred interest	—	—	—	4,349	(4,349)	—	—	—	—	—	—
Amortization of restricted common limited partnership units	—	—	—	—	742	—	—	—	—	—	742
Foreign currency translation	—	—	—	—	—	—	—	829	—	—	829

BALANCE — December 31, 2006	—	—	—	55,067	41,920	—	—	1,187	—	—	98,174
Preferred interest				1,656	(1,656)			—			—
Recapitalization transaction:
Exchange of Edgen/Murray, L.P. common and preferred limited partnership units for Edgen Murray II, L.P. common limited partnership units	—	—	—	(56,723)	56,723	—	—	—	—	—	—
Distributions to partners	—	—	—	—	(327,087)	—	—	—	—	—	(327,087)
Issuance of common units	—	—	—	—	155,100	—	—	—	—	—	155,100
Fees to the manager of Fund IV	—	—	—	—	(2,006)	—	—	—	—	—	(2,006)
Net income	—	—	—	—	2,915	—	—	—	—	—	2,915
Accumulated comprehensive income (loss):
Derivatives:
Unrealized gains on foreign currency exchange contracts —net of tax	—	—	—	—	—	—	—	534	—	—	534
Unrealized losses on interest rate derivatives — net of tax	—	—	—	—	—	—	—	(6,454)	—	—	(6,454)
Foreign currency translation	—	—	—	—	—	—	—	1,146	—	—	1,146
Issuance of common limited partnership units — PetroSteel Acquisition	—	—	—	—	8,000	—	—	—	—	—	8,000
Amortization of restricted common limited partnership units	—	—	—	—	936	—	—	—	—	—	936
Amortization of unit options	—	—	—	—	256	—	—	—	—	—	256

BALANCE — December 31, 2007	$—	$—	$—	$—	$(64,899)	$—	$—	$(3,587)	$—	$—	$(68,486)

(Concluded)

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS’ (DEFICIT) CAPITAL

YEARS ENDED DECEMBER 31, 2007 AND 2006

(In thousands, except unit data)

	Preferred Partnership Interests	Common Partnership Interests
BALANCE — December 31, 2006
General Partner	$1	$1
Limited Partners	55,066	43,106

Total	$55,067	$43,107

BALANCE — December 31, 2007
General Partner	$—	$1
Limited Partners	—	(68,487)

Total	$—	$(68,486)

	General Partner- Preferred Units	Limited Partner- Preferred Units	General Partner- Common Units	Limited Partner Common Units
BALANCE — February 1, 2005	—	—	—	—
Exchange of Edgen Corporation common and preferred shares for Edgen/Murray, L.P. preferred and common units	—	23,221.76	—	2,400,000.00
Exchange of Edgen Corporation restricted common shares for Edgen/Murray, L.P. restricted common units	—	—	—	281,564.00
Issuance of preferred common units	1.00	27,319.38	117.12	2,745,897.29
Issuance of restricted common units	—	—	—	10,000.00

BALANCE — December 31, 2005	1.00	50,541.14	117.12	5,437,461.29
Issuance of restricted common units	—	—	—	209,156.43

BALANCE — December 31, 2006	1.00	50,541.14	117.12	5,646,617.72
Recapitalization transaction:
Exchange of Edgen/Murray, L.P. preferred and common limited partnership units	(1.00)	(50,541.14)	(117.12)	(5,646,617.72)
Exchange of Edgen/Murray II, L.P. common limited partnership units	—	—	1.00	172,559.55
Exchange of Edgen/Murray, L.P. restricted common units for Edgen Murray II, L.P. vested and non-vested restricted common units	—	—	—	27,534.46
Issuance of common limited partnership units —PetroSteel acquisition	—	—	—	8,000.00
Issuance of restricted common units	—	—	—	1,733.00
Forfeiture of non-vested restricted common units	—	—	—	(299.84)

BALANCE — December 31, 2007	—	—	1.00	209,527.17

(Concluded)

See accompanying notes to consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 and 2006, PERIOD FEBRUARY 1, 2005 TO DECEMBER 31, 2005, AND PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(In thousands)

	Successor			Predecessor
	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,915	$23,482	$7,020	$(8,240)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	22,570	21,051	7,602	201
Amortization of deferred financing costs	3,705	3,913	1,414	35
Accretion of discount on long term debt	236	405	42	—
Loss on prepayment of debt	31,385	—	—	—
Unit/share-based compensation expense	1,192	742	294	—
Provision for doubtful accounts	(94)	674	204	27
Inventory purchase price allocation adjustment	—	266	1,637	—
Deferred income tax (benefit) expense	(2,435)	(6,501)	1,682	—
Gain on foreign currency transactions	(4,592)	(11,549)	(452)	—
(Gain) loss on sale of property, plant and equipment	(28)	(2)	107	—
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(46,377)	255	(2,266)	1,991
(Increase) decrease in inventory	(42,148)	(40,646)	(9,948)	(3,184)
(Increase) decrease in income tax receivable	(4,218)	(453)	4,659	(2,417)
Decrease (increase) in prepaid expenses and other current assets	3,066	(3,092)	6,989	(2,951)
Increase in accounts payable	29,950	10,338	13,377	6,318
(Decrease) increase in accrued expenses and other liabilities	(101)	429	(537)	11,695
(Decrease) increase in income tax payable	(3,598)	(7,746)	1,219	775
Increase (decrease) in other	72	(28)	(1,001)	—

Net cash (used in) provided by operating activities	(8,500)	(8,462)	32,042	4,250

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Edgen Corporation — net of cash acquired	—	—	(121,836)	—
Purchase of Western Flow Products, Inc.	—	(451)	(1,746)	—
Purchase of Murray International Metals Ltd. and Murray International Metals, Inc. — net of cash acquired	—	(12,255)	(156,661)	—
Purchase of PetroSteel business — net of cash acquired	(24,718)	—	—	—
Purchase of Equipment Valve & Supply, Inc. — net of cash acquired	(6,051)	—	—	—
Purchase of property, plant and equipment	(5,529)	(2,023)	(1,458)	(4)
Proceeds from the sale of property, plant and equipment	83	214	3	2

Net cash used in investing activities	(36,215)	(14,515)	(281,698)	(2)

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006, PERIOD FEBRUARY 1, 2005 TO DECEMBER 31, 2005,

AND PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(In thousands)

	Successor			Predecessor
	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long term debt	$500,000	$—	$263,309	$—
Proceeds from issuance of common units/shares	155,100	—	13,288	—
Proceeds from issuance of preferred units/shares	—	—	39,672	—
Deferred financing costs and financing advisory fees to the manager of Fund IV	(17,780)	(863)	(21,091)	—
Principal payments on notes payable and long term debt, including prepayment fees	(282,561)	(378)	(5,180)	(232)
Proceeds under revolving credit agreement	256,938	—	(519)	116
Payments under revolving credit agreement	(206,090)	—
Distributions to limited partners	(327,087)	—	—	—
Partnership unit subscription receivable	—	1,309	—	—
(Decrease) increase in managed cash overdraft	(1,093)	(2,366)	988	(1,361)

Net cash provided by (used in) financing activities	77,427	(2,298)	290,467	(1,477)
Effect of foreign currency exchange rate on cash	(113)	(13)	335	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,599	(25,288)	41,146	2,771
CASH AND CASH EQUIVALENTS (Beginning of year)	15,858	41,146	—	134

CASH AND CASH EQUIVALENTS (End of year)	$48,457	$15,858	$41,146	$2,905

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the period for:
Interest	$43,758	$29,179	$5,802	$1,315

Income taxes	$13,763	$20,416	$212	$—

Income tax refunds	$2,582	$1,623	$—	$—

NONCASH INVESTING AND FINANCING ACTIVITIES:
Equipment acquired through capital leases	$—	$—	$88	$—

Issuance of note payable in connection with acquisition of PetroSteel business	$4,000	$—	$—	$—

Issuance of Edgen Murray II, L.P. common limited partnerships units — PetroSteel business	$8,000	$—	$—	$—

Issuance of note payable in connection with acquisition of Western Flow Products, Inc.	$—	$—	$246	$—

Issuance of Edgen/Murray, L.P. common and preferred units to sellers of Murray International Metals Ltd. and Murray International Metals, Inc.	$—	$—	$11,180	$—

Exchange of Edgen Corporation restricted common shares for Edgen/Murray, L.P. restricted common units	$—	$—	$1,419	$—

Exchange of Edgen Murray Corporation and Pipe Acquisition Limited common shares for Edgen Murray II, L.P. common limited partnership units	$45,295	$—	$—	$—

Issuance of Edgen Murray II, L.P. restricted common units	$1,733	$—	$—	$—

Issuance of Edgen Corporation restricted common shares	$—	$—	$282	$—

Issuance of Edgen/Murray L.P. restricted common units	$—	$1,261	$60	$—

Dividends on Edgen Corporation preferred shares	$—	$—	$1,622	$190

Preferred interest on Edgen/Murray, L.P. preferred units	$1,656	$4,349	$176	$—

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006, PERIOD FEBRUARY 1, 2005

TO DECEMBER 31, 2005, AND PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005.

(In thousands, except per unit data)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations — Edgen Murray II, L.P. (“EM II LP” or the “Company”) (formerly Edgen/Murray, L.P.) through its subsidiaries, has operations in North America, the United Kingdom (“UK”), Singapore and the United Arab Emirates (“UAE”) and sales offices in Perth, Australia, and Shanghai, China. The Company is headquartered in Baton Rouge, Louisiana.

The Company sells, and distributes specialized, high performance steel products for use primarily in niche applications in the energy infrastructure market. The Company’s products are generally highly engineered prime carbon or alloy steel pipe, pipe components and high grade structural sections and plates, which are designed to withstand the effects of corrosive or abrasive materials and possess performance characteristics required in extreme operating conditions, including high pressure and high/low temperature environments. These products are utilized globally by customers, from exploration and production, construction of offshore oil and gas platforms and wellheads, gathering and transmission, and refining and processing to maintenance, repair, and operations (“MRO”). The Company also distributes valves and actuation packages that are utilized by customers in the exploration and production, gas transmission, and industrial markets to control, direct, and measure the flow of oil, natural and other gases, and liquids.

Organization — EM II LP is a Delaware limited partnership formed April 3, 2007 by Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively “Fund IV”), to acquire the common shares of Edgen/Murray, L.P.’s operating subsidiaries. On May 11, 2007, EM II LP, including institutional investors and existing management, acquired the common shares of Edgen Murray Corporation (“EMC”) and Pipe Acquisition Limited (“PAL”), the principal assets of Edgen/Murray, L.P. The formation of EM II LP, the acquisition of the assets of Edgen/Murray, L.P. and the related financing transactions are referred to as the “Recapitalization Transaction” (see Note 2).

The following organizational chart presents Edgen Murray II, L.P. and its subsidiaries as of December 31, 2007:

History — The recent history of the Company is as follows:

December 31, 2004 — Edgen Acquisition Corporation, a corporation newly formed by ING Furman Selz Investors III, LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. (collectively “Fund III”) and certain management members of Edgen Corporation (“Edgen”) entered into a purchase agreement with Edgen and its shareholders to purchase all of the outstanding capital stock of Edgen from its then existing shareholders for an aggregate purchase price of approximately $124,000 (excluding acquisition costs) (the “Buy-out Transaction”). Edgen Acquisition Corporation was merged with and into Edgen, which survived the merger. The acquisition was funded with (i) proceeds to Edgen Acquisition Corporation from the issuance and sale of $105,000 aggregate principal amount of 9 7/8% Senior Secured Notes due 2011 (the “Edgen Senior Secured Notes”), (ii) a $21,610 equity investment from funds managed by Fund III, and (iii) a $2,390 equity investment by Edgen management.

November 22, 2005 — The Edgen shareholders formed Edgen/Murray, L.P. to acquire Murray International Metals Limited (“MIM UK”) and its subsidiaries.

December 16, 2005 — Edgen/Murray, L.P., through its wholly owned subsidiary, PAL, acquired MIM UK and its subsidiary companies located in Dubai, United Arab Emirates and in Singapore (collectively “MIM”). The US subsidiary of MIM UK, Murray International Metals, Inc. (“MIM US”) was simultaneously acquired by Edgen through its wholly-owned subsidiary, Edgen Carbon Products Group, LLC (the “MIM US Acquisition”). In conjunction with the acquisition of MIM UK and MIM US, in a common control transaction, the Edgen shareholders exchanged their direct ownership of Edgen for equity interests in Edgen/Murray, L.P., and Edgen became a wholly owned subsidiary of Edgen/Murray, L.P.

The acquisition of MIM was funded primarily through an equity contribution to PAL of $26,462 by Edgen/Murray, L.P., with proceeds from the issuance of $130,000 aggregate principal amount of Senior Secured Floating Rate Notes due 2010 (the “PAL Floating Rate Notes”) issued by Pipe Acquisition Finance Plc (“PAF”), a finance subsidiary of PAL, and with proceeds from a sale and leaseback transaction of certain MIM UK real estate (see Note 8).

The MIM US Acquisition was funded primarily with proceeds from the issuance of an additional $31,000 aggregate principal amount of Edgen Senior Secured Notes. The MIM acquisition and the MIM US Acquisition are collectively referred to as the “MIM Acquisition.”

Edgen Carbon Products Group, LLC was subsequently merged into Edgen Murray Corporation.

References in this prospectus and our financial statements to the “Predecessor” in respect of the periods prior to the Buy-out Transaction are references to Edgen Corporation and references to the “Successor” mean: (i) Edgen Corporation and its subsidiaries, in respect of the periods prior to the December 2005 MIM Acquisition, (ii) Edgen/Murray, L.P. and its subsidiaries, in respect of the periods after the MIM Acquisition and prior to the May 2007 Recapitalization Transaction, and (iii) Edgen Murray II, L.P. and its subsidiaries, in respect of the periods after the Recapitalization Transaction.

December 31, 2006 — Edgen changed its name to Edgen Murray Corporation (“EMC”) and MIM UK changed its name to Edgen Murray Europe Limited (“EM Europe”). Effective January 1, 2007, EM Europe organized Edgen Murray FZE, a UAE corporation, and began operating its UAE business through this new entity.

May 11, 2007 — In connection with the Recapitalization Transaction, the common shares of Edgen/Murray, L.P.’s subsidiaries, EMC and PAL, were distributed to Edgen/Murray, L.P.’s partners. A portion of the distributed shares acquired were subsequently purchased for cash by EM II LP at the fair market value at the date of the transaction. The remaining shares were contributed by certain limited partners directly to EM II LP in exchange for EM II LP common limited partnership units (see Note 2).

Because the same principals of Fund III and Fund IV control both Edgen/Murray, L.P. and EM II LP, the entities are considered to be under common control for financial reporting purposes. See “Basis of presentation” under Significant Accounting Policies.

May 2008 — As the PAL Floating Rate Notes were repaid on May 11, 2007 (see Note 2), PAF no longer had any operations and the liquidation of PAF was completed in May 2008.

Significant Accounting Policies

Basis of Presentation — The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”). The consolidated financial statements include the accounts of EM II LP and its wholly owned subsidiaries (see organizational chart above). Because EM II LP and Edgen/Murray, L.P. were controlled by the same principals of Fund IV and Fund III, the acquisition of Edgen/Murray, L.P. by EM II LP has been accounted for as a transaction among entities under common control. As a result, the historical carryover basis of the acquired assets and liabilities has been maintained. This methodology is similar to the “pooling” method of accounting, and fair value purchase accounting has not been applied. As a result, the fair value of acquired assets and liabilities, including goodwill and other intangibles, have not been recorded at the date of the Recapitalization Transaction, and the purchase of the partners’ interests by EM II LP have been recorded as a distribution in the statement of partners’ (deficit) capital.

Prior to September 30, 2006, PAL and its subsidiaries had a fiscal year ending January 31, which differed from the Company’s fiscal year end of December 31. Effective September 30, 2006, PAL and its subsidiaries changed their fiscal year end to December 31. As a result, the Company’s consolidated financial statements for the year ended December 31, 2006 includes the results of PAL and subsidiaries for the period February 1, 2006 to December 31, 2006. All intercompany transactions have been eliminated in consolidation.

Use of Estimates — The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and assumptions are primarily made in relation to the valuation of accounts receivable and inventory, the recoverability of goodwill and other intangible assets, and in establishing a valuation allowance, if any, on deferred tax assets.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable — Customer accounts receivable is shown net of allowance for doubtful accounts and reflects the Company’s estimate of the uncollectible accounts receivable based on the aging of specific customer receivable accounts.

Inventory — Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections, and specialized valves. Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the average cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving or defective items.

Property, Plant and Equipment — Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets, useful lives range from 3 to 10 years for leasehold improvements, 2 to 10 years for equipment and computers, and 10 to 50 years for buildings and land improvements. Work in process (“WIP”) represents costs associated with property, plant and equipment that have not been placed into service; therefore, no depreciation is recorded on WIP until the assets are placed into service. For income tax purposes, accelerated methods of depreciation are used. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Leases — The Company enters into both finance and operating lease agreements. Fixed assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalized as fixed assets and are depreciated over their economic lives. Future lease obligations are recorded as liabilities, while the interest element is charged to the statement of operations over the period of the related finance lease obligation. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill and Other Intangible Assets — Goodwill represents the excess amount the Company paid to acquire a company over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. Other identifiable intangible assets include customer relationships, tradenames, sales backlog, non-competition agreements, and trademarks. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships, non-competition agreements, and sales backlog are amortized on a straight-line basis over their estimated useful lives: 7 years for customer relationships, 1 to 6 years for non-competition agreements, and typically 18 months or less for sales backlog. Identifiable intangible assets with an indefinite useful life, including goodwill, tradenames and trademarks, are evaluated annually in the first quarter or more frequently if circumstances dictate, for impairment by comparison of the carrying amounts with the fair value of the individual assets. No goodwill, tradenames or trademark impairment was identified during 2007 or 2006.

Impairment of Long-lived Assets — The Company assesses the impairment of long-lived assets, including property, plant and equipment and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

Deferred Financing Costs — Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the interest method. Deferred financing costs charged to the statements of operations as interest during the years ended December 31, 2007 and 2006, period February 1, 2005 to December 31, 2005, and period January 1, 2005 to January 31, 2005 were $3,440, $3,913, $1,414, and $35, respectively. On May 11, 2007, the Company expensed $15,545 of deferred financing costs associated with the prepayment of debt which is recorded within the loss on prepayment of debt on the consolidated statement of operations for the year ended December 31, 2007 (see Notes 2 and 7).

Income Taxes — Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. We consider future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

In July 2006, the FASB issued SFAS No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. On January 1, 2007, the Company adopted the provisions of FIN 48. Based on the Company’s evaluation, the Company concluded that there are no significant uncertain tax positions requiring recognition in their financial statements. The Company’s evaluation was performed for the tax years ended December 31, 2003 to 2007, the tax years which remained subject to examination by major tax jurisdictions.

Revenue Recognition — Revenue is recognized on products sales when the customer takes title and assumes risk of loss. Revenue is recorded, net of discounts, rebates, value added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed upon terms and conditions by the customer during each period. Shipping and handling costs incurred are included as a component of cost of sales (exclusive of depreciation and amortization) on the consolidated statement of operations.

Equity-Based Compensation — The Company has equity-based compensation plans for certain employees and directors. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”) using the modified prospective method to account for these plans. SFAS No. 123(R) requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is the fair value of the awards at the measurement date. Further, SFAS No. 123(R) requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption. As required by SFAS No. 123(R), the Company continues to recognize compensation cost over the explicit vesting period for all unvested awards as of January 1, 2006. There was no impact on the Company’s consolidated financial statements as a result of the adoption of SFAS No. 123(R) on January 1, 2006.

Earnings Per Unit — Earnings per partnership unit (“EPU”) is presented under two formats: basic EPU and diluted EPU. Basic EPU is computed by dividing net income (after deducting dividends and interest on preferred securities) by the weighted average number of units outstanding during the period, excluding non vested units. Diluted EPU is computed by dividing net income by the weighted average number of units outstanding and non vested units.

The weighted average number of units used in the basic and diluted EPU computations for the years ended December 31, 2007, 2006, the period of February 1, 2005 to December 31, 2005, and the period of January 1, 2005 to January 31, 2005 have been adjusted to convert the units prior to the formation of EM II LP into the equivalent number of EM II LP common limited partnership units as follows (in thousands, except per unit data):

	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
Earnings (loss) as used for basic and diluted earnings per unit	$1,259	$19,133	$5,222	$(8,430)

Weighted average number of common units outstanding as used in computation of basic EPU	228,599	290,633	141,998	237,231
Effect of dilutive securities — assumed exercise of outstanding non-vested common unit awards	16,036	5,279	4,773	—

Weighted average number of common units used in computation of diluted EPU	244,635	295,912	146,771	237,231

Basic earnings (loss) per unit	$5.51	$65.83	$36.78	$(35.53)

Diluted earnings (loss) per unit	$5.15	$64.66	$35.58	$(35.53)

Employee Benefit Plans — The Company has two primary plans which provide benefits to employees based in the United States (“US Benefit Plan”) and the United Kingdom (the “UK Benefit Plan”). The UK Benefit Plan is a “money purchase” plan, and benefits at retirement are dependent upon the level of contributions paid, the investment return achieved, the charges deducted from the fund, and the cost of buying a pension at retirement. Both the US and UK Employee Benefit Plans work on a defined contribution basis, whereby both the employee and the employer contribute a percentage of the employees’ salary each month, depending on the level and length of service of the employee. Contributions by the Company are discretionary. The Company also maintains certain smaller defined contribution plans for employees of other countries, and records the required contributions to the plans during the year. See Note 18 for further detail on these employee benefit plans.

Foreign Currency — The Company’s foreign subsidiaries maintain their accounting records in their respective functional currencies. All assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity/division at the rate of exchange at the consolidated balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at the average rate of exchange during the period. The cumulative effect of exchange rate movements is included in a separate component of the consolidated statement of partners’ (deficit) capital in accordance with SFAS No. 52, Foreign Currency Translation, and SFAS No. 130, Reporting Comprehensive Income.

Foreign currency exchange transaction gains or losses are charged to net income in the period the transactions are settled. Foreign currency transaction gains of $4,592, $11,549 and $452 are included in the consolidated statements of operations for the years ended December 31, 2007 and 2006, and period February 1, 2005 to December 31, 2005, respectively. There were no foreign currency transaction gains (losses) for period January 1, 2005 to January 31, 2005.

Derivative Financial Instruments — The Company has entered into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets and liabilities. These derivative contracts are entered into with financial institutions. The Company does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

The Company accounts for certain derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 133 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Note 17 for a discussion of our use of derivative instruments, of management of credit risk inherent in derivative instruments and of fair value information.

Other Comprehensive Income — SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income includes net earnings and accumulated other comprehensive income (loss). The change in accumulated other comprehensive income (loss) for all periods presented resulted from foreign currency translation adjustments and changes in fair value of interest rate derivatives and foreign currency exchange contracts.

Fair Values of Financial Instruments — The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt was based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates.

New Accounting Standards — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board which are adopted by the Company as of the specified effective date.

SFAS No. 141 (revised 2007), Business Combinations — In December 2007, the FASB issued SFAS No. 141(R), SFAS No. 141 (revised 2007) Business Combinations (“SFAS No. 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS No. 141(R) on its results of operations or financial condition.

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 — In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 did not have a material impact on the Company’s consolidated results of operations, financial position, or cash flows.

SFAS No. 157, Fair Value Measurements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which establishes a single authoritative definition of fair value, sets out a frame-work for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 applies to fair value measurements that are already required or permitted by existing standards except for measurements of share based payments and measurements that are similar to, but not intended to be, fair value. SFAS No. 157 does not impose any additional fair value measurements in financial statements and is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued a one-year deferral of SFAS No. 157 for all nonfinancial assets and liabilities, except those that are recorded or disclosed at fair value on a recurring basis. The Company is currently evaluating the impact of SFAS No. 157, but does not expect the adoption of SFAS No. 157 to have a material impact on the Company’s consolidated financial statements.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment to FASB Statement No. 115 — In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to FASB Statement No. 11 (“SFAS No. 159”), which is effective for the Company on January 1, 2008. This standard gives us the option to measure certain financial instruments and other items at fair value, with changes in fair value recognized in earnings. The Company does not expect to elect the fair value option for any financial instruments or other items.

SFAS No. 160 , Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 — In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS No. 160”), effective for the Company January 1, 2009. Ownership interests in subsidiaries held by third parties, which are currently referred to as minority interests, will be presented as noncontrolling interests and shown separately within equity on the consolidated balance sheet. Any changes in our ownership interests while control is retained will be treated as equity transactions. In addition, this standard requires presentation and disclosure of the allocation between controlling and noncontrolling interests’ income from continuing operations, discontinued operations, and comprehensive income and a reconciliation of changes in the consolidated statement of equity during the reporting period. The presentation and disclosure requirements of the standard will be applied retrospectively for all periods presented. All other requirements will be applied prospectively. The Company is evaluating the impact SFAS No. 160 will have on its consolidated financial statements.

SFAS No. 161 Disclosures about Derivative Instruments and Hedging Activities — In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of SFAS No. 161 is not expected to have a material impact on our consolidated financial statements.

2. RECAPITALIZATION

On May 11, 2007, Edgen Murray II, L.P. entered into a series of transactions to acquire the common shares of Edgen/Murray, L.P.’s operating subsidiaries. These transactions included, among other things, new equity and debt financing. These transactions are referred to collectively as the “Recapitalization Transaction.” Immediately prior to the Recapitalization Transaction, Edgen/Murray, L.P. distributed its assets, the shares in EMC and PAL, to its partners.

The total Recapitalization Transaction proceeds were $693,725 which came from:

•	the issuance of Edgen Murray II, L.P. common limited partnership units of $155,100 to existing and new partners;

•	the issuance of $500,000 in new debt under Secured First Lien and Second Lien Credit Agreements (“Term Loans”); and

•	borrowings of $38,625 under a new $150,000 Senior Secured Credit Agreement (“Revolving Credit Agreement”).

EM II LP was capitalized with contributed capital of $75,100 from new financial institutional investors and management, and $80,000 from Fund IV. EM II LP then contributed $145,100 in cash to EM Cayman, a newly formed holding company, in exchange for its common shares and $10,000 in cash to Edgen Murray Merger Co. (“Merger Co.”), a U.S. merger company, for its common shares.

Simultaneously, Merger Co. and EM Cayman issued $355,000 and $145,000, respectively, of Term Loans. The proceeds from the capital contributions and the new Term Loans were used to complete the Recapitalization Transaction under a Master Transaction Agreement (the “Master Transaction Agreement”) dated May 11, 2007 as follows:

EM II LP purchased PAL common shares from certain partners of Edgen/Murray, L.P. for $159,147 and the remaining PAL common shares with a fair value of $30,514 were directly contributed to EM Cayman by certain partners. EM II LP subsequently contributed the PAL common stock to EM Cayman for common shares of EM Cayman.

EM Cayman made a cash capital contribution to PAL and its subsidiaries which was used to (i) prepay PAF’s outstanding $130,000 PAL Floating Rate Notes on June 11, 2007 at a redemption price equal to 103% of the aggregate principal amount, plus accrued and unpaid interest for a total of $141,721 and (ii) pay EM Europe’s outstanding borrowings of $13,732 under its existing senior credit facility with the Bank of Scotland.

EM II LP then purchased a portion of EMC common shares from certain partners of Edgen/Murray, L.P. for $167,940 and the remaining EMC common shares with a fair value of $14,781 were contributed to Merger Co. by certain partners. EM II LP then contributed all of its shares in EMC to Merger Co., which subsequently merged with and into EMC, the surviving entity.

EMC used the cash proceeds to (i) prepay its outstanding $136,000 Edgen Senior Secured Notes at a redemption price, including a make-whole payment of 104.938%, with accrued interest for a total of $151,063, (ii) repay amounts outstanding under its existing senior credit facility with GMAC Commercial Finance LLC of $19,031, (iii) repay amounts outstanding under a short-term JPM Chase sub-facility of $10,056, and (iv) through its wholly owned subsidiary, EM LLC acquired the assets of Petro Steel International, LLC for $24,718 in cash, $4,000 note payable to the sellers, $8,000 in Edgen 8.5% Preferred Compounding Preferred Stock, which was subsequently exchanged by the sellers for EM II LP common limited partnership units with a fair value of $8,000, and a cash earn-out payment of up to $12,000, over a three year term to be determined on each fiscal year of the anniversary date of the acquisition.

Transaction related expenses of $20,292 include $15,786 which has been capitalized as deferred financing costs on the consolidated balance sheet, $2,006 which has been recorded as a reduction in partners’ capital, and approximately $2,500 which has been expensed within selling, general and administrative expenses in the consolidated statement of operations.

As a result of the Recapitalization Transaction, the Company announced on April 18, 2007 that it had withdrawn its Form S-1 registration statement, which had been filed on November 13, 2006 with the Securities and Exchange Commission. As a result, the Company expensed $3,674 in costs associated with the registration statement, and such costs are included in selling, general and administrative expenses within the consolidated statement of operations for the year ended December 31, 2006.

3. ACQUISITIONS

Edgen Corporation — As described in Note 1, on February 1, 2005, Edgen Acquisition Corporation purchased all of the outstanding capital stock of Edgen from its existing shareholders for an aggregate purchase price of approximately $124,000, which included the assumption or repayment of indebtedness of Edgen and included $1,419 of certain fees and expenses. The acquisition was funded with (i) proceeds to Edgen Acquisition Corp. from the issuance and sale of $105,000 aggregate principal amount of Edgen Senior Secured Notes, (ii) from a $21,610 equity investment from funds managed by JCP, (iii) $2,390 equity investment from funds received from Edgen management, and (iv) a payable to the sellers of approximately $2,975 based upon receipt of certain income tax refunds for the remainder of the purchase price.

As discussed in Note 1, Edgen Acquisition Corporation was merged with and into Edgen, which survived the merger and became liable for all obligations under the Edgen Senior Secured Notes and any other borrowings. The acquisition of Edgen, the offering, and issuance of the Edgen Senior Secured Notes, the equity investment, the related financing transactions and the merger are referred to collectively as the “Buy-out Transaction.”

The estimated fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$29,734
Inventory	63,097
Other current assets	17,982
Property, plant and equipment	12,110
Goodwill	29,189
Customer relationships	24,181
Tradenames	2,396
Other intangible assets	48
Accounts payable	(25,336)
Accrued expenses and other current liabilities	(12,959)
Deferred tax liability	(18,583)
Long-term debt	(23)

Purchase price (net of cash received of $3,583)	$121,836

The goodwill generated from the Edgen Corporation acquisition results from the potential to attract new customers to the combined organization; the potential for sales to customers in a concentrated market, the oil and gas industry, which is currently experiencing record growth that may be sustained in the near term; expanded relationships with key vendors; and the ability to offer new products to existing customers.

Western Flow Products, Inc. — On July 15, 2005, Edgen Canada, acquired the common stock of Western Flow Products, Inc. (“Western Flow”) for a purchase price of approximately $1,971 (2,400 Canadian dollars (“CAD”), consisting of a cash payment of approximately $1,725 (2,100 CAD), and the issuance of a note payable to the sellers for approximately $246 (300 CAD). Under the purchase agreement, an additional $451 (527 CAD) of purchase price was contingent upon the achievement of a specified earnings threshold subsequent to the acquisition. As of January 31, 2006, the earnings threshold was met and the amount became payable to the sellers. Western Flow is located in Edmonton, Alberta and is a specialty alloy pipe and components distributor primarily to the oil and gas, processing, and power generation industries. The operations of this acquisition were merged into the Company’s subsidiary, Edgen Canada, and are included in the Company’s operating results from the date of the acquisition.

The estimated fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

(USD)
Accounts receivable	$1,215
Inventory	878
Other current assets	6
Property, plant and equipment	32
Goodwill	1,138
Accounts payable	(681)
Accrued expenses and other current liabilities	(145)

Purchase price	$2,443

Murray International Metals Limited and subsidiaries (including Murray International Metals, Inc.) — On December 16, 2005, the Company acquired Murray International Metals Limited and its wholly owned subsidiaries. The acquisition was structured in two legally separate transactions.

PAL acquired MIM UK and its subsidiary Murray International Metals Pte. Limited (“MIM Singapore”) from Murray International Holdings Limited (“MIH”) (the “MIM UK Acquisition”). PAL purchased 100% of the outstanding share capital of MIM UK for an aggregate purchase price of approximately $168,871. The purchase price consisted of cash of $146,233, net of cash acquired of $456 (including $4,000 paid for acquisition costs), $11,458 of deferred consideration included in creditors falling due within one year at January 31, 2006, and the rollover of MIH and management shares valued at $11,180. The MIM UK Acquisition was funded primarily through an equity contribution to PAL of $26,462 by Edgen/Murray, L.P. and with proceeds from the issuance of $130,000 aggregate principal amount of PAL Floating Rate Notes. In connection with the MIM UK Acquisition, MIM UK entered into a sale and leaseback transaction (see Note 8).

Murray International Metals, Inc. (“MIM US”), a wholly owned subsidiary of MIM UK, was acquired by the Company, through its indirect wholly owned subsidiary Edgen Carbon (the “MIM US Acquisition”), for an aggregate purchase price, including assumption of debt, of approximately $20,600 and acquisition costs of $1,296, net of cash acquired of $10,848. The assumption of debt included a UK£2,900 (approximately $5,000) note payable to MIM UK which was funded and paid by Edgen upon closing. The MIM US Acquisition was funded with proceeds from the issuance of $31,000 aggregate principal amount of Edgen Senior Secured Notes. The MIM UK Acquisition and the MIM US Acquisition are collectively referred to as the “MIM Acquisition.”

MIM UK is a supplier of high yield and special grade structural steel to oil and gas projects being engineered and managed by leading operators, engineering houses, and offshore fabricators in the oil and gas industry throughout the world but primarily in Europe/North Africa, the Middle East, and Asia/Pacific while MIM US primarily services North and South America.

During 2006, the Company finalized its purchase price allocation resulting in a decrease in goodwill of $1,843, an increase in receivables from the seller MIH of $2,289, and an increase in other liabilities of $446. The estimated fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$78,414
Inventory	61,197
Other current assets	874
Property, plant and equipment	8,882
Goodwill	44,348
Customer relationships	61,367
Tradenames	6,463
Backlog	9,543
Other assets	9,724
Deferred tax asset	644
Accounts payable	(47,493)
Accrued expenses and other current liabilities	(22,005)
Current portion of long-term debt	(2,707)
Deferred tax liability	(24,184)
Note payable due to Murray International Holdings Limited	(5,147)

Purchase price (net of cash received of $11,304)	$179,920

The goodwill generated from the MIM Acquisition results from the potential to attract new customers to the combined organization; the potential for sales to customers in a concentrated market, the oil and gas industry, which is currently experiencing record growth that may be sustained in the near term; the ability to offer new product to existing customers (cross-selling of alloy products and other specialty carbon products); an expanded international presence with distribution channels in key markets including Asia/Pacific and the Middle East; and experienced officers and sales force on a global level.

Petro Steel International, L.P. and Petro Steel International, LLC — On May 11, 2007, EMC executed an Asset Purchase Agreement with Edgen Murray LLC, a wholly owned subsidiary of EMC, Petro Steel International, L.P. and Petro Steel International, LLC (together, “PetroSteel”), and their owners. Pursuant to the Asset Purchase Agreement, EMC acquired substantially all of the assets and certain liabilities, comprising the business, of PetroSteel. PetroSteel is a U.S.-based distributor of specialty offshore grade steel plates and profiles. PetroSteel offers turnkey services applicable for major offshore construction projects as well as petrochemical, hydroelectric, nuclear, mining and aggregate projects. PetroSteel is located in Pennsylvania.

The purchase price for the assets consisted of $24,718 in cash (including acquisition costs of $524), a $4,000 three year subordinated note, equity securities having a fair market value of $8,000, a cash earn-out payment of up to $12,000, over a three year term to be determined on each fiscal year of the anniversary date of the acquisition, and the assumption of certain working capital liabilities of PetroSteel. The cash purchase price was funded through the Recapitalization Transaction (see Note 2). PetroSteel’s operating results have been included in the Company’s consolidated statement of operations from the date of the acquisition.

The fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$10,067
Inventory	5,208
Prepaid Expenses and other current assets	607
Sales Backlog	4,032
Non-competition agreement	21,875
Goodwill	1,631
Accounts payable	(6,525)
Accrued expenses and other current liabilities	(177)

Purchase price (net of cash received of $ —)	$36,718

The goodwill generated from the PetroSteel acquisition results from the potential to attract new customers to the combined organization; the potential for sales to customers in a concentrated market, the oil and gas industry, which is currently experiencing record growth that may be sustained in the near term; expanded relationships with key vendors; and the ability to offer new products to existing customers.

The purchase price allocation related to PetroSteel was completed as of December 31, 2007.

Equipment Valve & Supply, Inc. — On August 31, 2007, EMC executed a Stock Purchase Agreement to acquire the share capital of Equipment Valve & Supply, Inc. (“EVS”) for an aggregate purchase price of approximately $6,051 (including acquisition costs of $51). EVS is a U.S.-based stocking distributor of valves and actuated packages with sales primarily in the Gulf Coast market place. The specialty valve market serves as a complementary product to EMC’s existing product line. The operations of this acquisition will be integrated into EMC in 2008. EVS’ operating results have been included in the Company’s consolidated statement of operations from the date of the acquisition.

The estimated fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$2,909
Inventory	1,286
Prepaid Expenses and other current assets	161
PP&E	38
Other long term assets	13
Sales Backlog	202
Customer relationships	3,494
Non-competition agreement	135
Goodwill	2,196
Accounts payable	(2,724)
Accrued expenses and other current liabilities	(226)
Deferred tax liabilities	(1,433)

Purchase price (net of cash received of $809)	$6,051

The goodwill generated from the EVS acquisition results from the ability to offer new products to existing customers (cross-selling of new products), and knowledgeable management and sales force.

The purchase price allocation related to EVS was completed as of December 31, 2007.

The following table reflects the unaudited pro forma revenue and net income for the periods presented as if the Recapitalization Transaction, PetroSteel, and EVS acquisitions had taken place as of January 1, 2005 including the impact of purchase accounting for both acquisitions and the associated financing described in Note 2:

	Successor			Predecessor
	Year Ended December 31, 2007	Year Ended December 31, 2006	For the period February 1, 2005 to December 31, 2005	For the period January 1, 2005 to January 31, 2005
Sales	$964,084	$796,786	$616,008	$45,822

Net income	$25,641	$8,603	$603	$(31,466)

Basic earnings per unit	$134.88	$46.89	$3.34	$(174.27)

Diluted earnings per unit	$122.69	$41.92	$3.07	$(174.27)

Weighted average number of common units outstanding as used in computation of basic EPU	190,103	183,465	180,561	180,561

Weighted average number of common units used in computation of diluted EPU	208,994	205,225	180,561	180,561

The unaudited pro forma consolidated financial information does not purport to represent what the Company’s financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Company’s future results of operations.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Land and land improvements	$12,512	$11,316
Building	29,126	28,430
Equipment and computers	23,918	20,516
Leasehold improvements	1,238	882
Work in progress	1,062	78

	67,856	61,222
Less accumulated depreciation	(24,326)	(20,106)

Property, plant and equipment — net	$43,530	$41,116

During 2007, the Company incurred capital expenditures and costs related to the enhancement of its information technology (“IT”) infrastructure to support its worldwide operations. The IT infrastructure equipment purchased in 2007 is not expected to be placed into service until 2008 and has been recorded as work in progress as of December 31, 2007.

Substantially all of the Company’s property, plant and equipment serves as collateral for the Company’s long-term debt (see Note 7). Depreciation expense for the years ended December 31, 2007 and 2006, the period February 1, 2005 to December 31, 2005, and the period January 1, 2005 to January 31, 2005 was $4,019, $3,969, $2,487, and $190, respectively.

5. INTANGIBLE ASSETS

Intangible assets at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Customer relationships	$65,976	$74,860
Non-competition agreements	19,674	—
Sales backlog	1,452	—
Tradenames	13,519	13,338
Trademarks	14	14

	$100,635	$88,212

During 2007, customer relationships, non-competition agreements, and sales backlog were identified and recorded in the purchase price allocations of the PetroSteel and EVS acquisitions (see Note 3).

The fair value of customer relationships, non-competition agreements, and sales backlog have been derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for non-competition agreements, the Company considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement. In determining the fair value of sales backlog, the projected earnings from open sales orders as of the acquisition date were discounted back to the acquisition date. The useful lives for customer relationships has been estimated based on historical experience, while the useful life for sales backlog has been based on the scheduled delivery dates of the applicable open sales orders.

The fair value of tradenames has been derived using a relief from royalty valuation method which assumes that the owner of intellectual property is “relieved” from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships, sales backlog, and non-competition agreements are subject to amortization while tradenames have indefinite lives and are not subject to amortization. Amortization expense was $18,551, $17,082, $5,115, and $11, for the years ended December 31, 2007 and 2006, the period February 1, 2005 to December 31, 2005, and the period January 1, 2005 to January 31, 2005, respectively. Accumulated amortization of intangible assets at December 31, 2007 and 2006 was $41,916 and $23,350, respectively.

The following table presents scheduled amortization expense for the next five years:

2008	$18,905
2009	17,437
2010	17,422
2011	17,392
2012	16,999

The weighted average amortization period for customer relationships was six years and seven years at December 31, 2007 and 2006, respectively. The weighted average amortization period for non-competition agreements and sales backlog was six years and six months, respectively, at December 31, 2007.

6. GOODWILL

Under SFAS No. 142, Goodwill and Intangible Assets, an impairment test is required to be performed upon adoption and at least annually thereafter. Material amounts of recorded goodwill attributable to each of the Company’s reporting units were tested on January 1, 2008 and 2007, for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined using discounted cash flows, and guideline company multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital, and guideline company multiples for each of the reportable units. On an annual basis (absent any impairment indicators), the Company expects to perform its impairment tests during the first quarter. Based on the impairment test, the Company recognized no impairment charge in 2007 and 2006.

The following table reflects changes to goodwill during the years ended December 31, 2007 and 2006:

Balance — January 1, 2006	$76,665
Purchase price adjustment — MIM Acquisition	(1,843)
Foreign currency translation adjustment	3,264

Balance — December 31, 2006	78,086
Acquisition of PetroSteel	1,631
Acquisition of EVS	2,196
Foreign currency translation adjustment	964

Balance — December 31, 2007	$82,877

During 2006, the Company finalized the purchase price allocation of the MIM Acquisition resulting in a decrease in goodwill of $1,843, an increase in receivables from the seller Murray International Holdings Limited (“MIH”) of $2,289, and an increase in other liabilities of $446. During 2007, the Company acquired the assets of PetroSteel and the share capital of EVS (see Note 3).

See Note 16 for a description of goodwill and other intangible assets by reportable segment.

7. CREDIT ARRANGEMENTS AND LONG-TERM DEBT

Credit arrangements and long-term debt consisted of the following at December 31, 2007 and 2006:

	2007	2006
$150,000 Revolving Credit Facility, interest accrues at a rate of 5.90% to 7.50%	$50,847	$—
$425,000 First Lien Term Loan (“First Lien Term Loan”), interest accrues at the 3 month LIBOR plus 2.75% for Eurodollar Loans and Prime plus 1.75% for Base Rate Loans (7.75% and 9.00% at December 31, 2007); secured by a lien on the assets of EMC and subsidiaries and EM Cayman subsidiaries due May 11, 2014	422,875	—
$75,000 Second Lien Term Loan (“Second Lien Term Loan”) interest accrues at the 3 month LIBOR plus 6.25% for Eurodollar Loans and Prime plus 5.25% for Base Rate Loans (11.14% and 12.5% at December 31, 2007); secured by a lien on the assets of EMC and subsidiaries and EM Cayman subsidiaries due May 11, 2015	75,000	—
$130,000 PAL Floating Rate Notes, net of discount of $1,201 at December 31, 2006, interest accrues at the 6 month LIBOR plus 6.25% (11.62% at December 31, 2006); secured by a lien on the assets of PAL and its subsidiaries	—	128,799
$136,000 Edgen Senior Secured Notes, net of discount of $1,171 at December 31, 2006, secured by a lien on the assets of Edgen and its domestic subsidiaries	—	134,829
Note payable to sellers of Western Flow, interest accrues at 6%, with payment scheduled in July 2007	—	129
Note payable to sellers of PetroSteel, interest accrues at 8% compounding annually, with payment due May 11, 2010	4,200	—
Various other debt; monthly payments range up to $1; at an interest rate of 7.25% per annum commencing July 2005 through maturity in June 2010; secured by equipment	48	64

Total	552,970	263,821
Less current portion	(4,268)	(145)

Long-term debt	$548,702	$263,676

Revolving Credit Agreement — On May 11, 2007, a new revolving credit agreement was entered into between JPMorgan Chase Bank and EMC, EM Canada, and EM Europe, jointly (the “Revolving Credit Agreement”). The Revolving Credit Agreement is a $150,000 global credit facility with designated sub-facility limits of $92,500 for EMC, $7,500 for EM Canada, $50,000 for EM Europe. EMC has the ability to utilize the full $150,000 to the extent of any unutilized sub-limits of EM Europe and EM Canada. Credit availability for each entity is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sub-limits as defined by the Revolving Credit Agreement. The entities may utilize the Revolving Credit Agreement for borrowings as well as for the issuance of bank guarantees, letters of credit and other permitted indebtedness as defined by the Revolving Credit Agreement.

The Revolving Credit Agreement also allows the Company, at its option and subject to customary conditions, to request the administrative agent to solicit existing or additional lenders to provide one or more increases in the commitments under the Revolving Credit Agreement of up to $25,000 which can be allocated among the facilities in the U.S., Canada, and UK at the Company’s discretion (the “Accordion Feature”). The Accordion Feature allows only for an increase in letters of credit capacity, which includes among other things, performance bonds and financial guarantees. The inclusion of any new lenders not previously participating is subject to the consent of the administrative agent, but does not require the consent of any other lenders provided any increase in either the Canada or UK facilities requires a corresponding U.S. dollar per dollar increase in the U.S. facility.

The Revolving Credit Agreement is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada, and EM Europe. Additionally, the common shares of EM Pte and EM FZE secure the portion of the facility utilized by EM Europe. At December 31, 2007, the Company was in the process of finalizing certain administrative procedures and agreements to include EM Pte and EM FZE with their own sub-facility limits of $10,000 and $15,000, respectively, in the Revolving Credit

Agreement; trade accounts receivable and inventories of EM Pte and EM FZE will secure the limit upon execution of the required agreements. Subsequent to December 31, 2007, EM Pte. joined in the Revolving Credit Agreement with a sub-facility limit of $10,000, and simultaneously the EMC sub-facility limit was reduced by $10,000 to $82,500.

The Revolving Credit Agreement is guaranteed by EM II LP. Additionally, the EM Europe sub-facility limit is also guaranteed by PAL, EM Cayman and EM Canada. EM Europe, PAL, and EM Cayman also guarantee the $7,500 sub-facility limit for EM Canada.

As of December 31, 2007, the outstanding balance for cash borrowings under the Revolving Credit Agreement was $50,847, which was comprised of balances outstanding at EMC, EM Canada, and EM Europe of $43,593, $3,564, and $3,690 at interest rates of 7.19%, 6.38%, and 5.90%, respectively. Outstanding letters of credit totaled $39,175, including two letters of credit issued to HSBC in the amount of $28,196 which support the local credit facilities of EM Pte and EM FZE (“PAL Foreign Facilities”). Subsequent to December 31, 2007, a letter of credit with HSBC totaling $17,000 was cancelled as EM Pte. joined the Revolving Credit Agreement. Total remaining availability under the Revolving Credit Facility at December 1, 2007 was $58,236.

The Revolving Credit Agreement contains affirmative and negative covenants, including a fixed charge ratio of not less than 1.25 to 1.00 if the Company’s aggregate availability is reduced below $25,000, or the sum of EMC and EM Canada availability is less than $15,000 until the date that both aggregate availability is greater than $30,000, and the sum of EMC and EM Canada availability is greater than $20,000 for a consecutive ninety days, and no default, or event of default exists or has existed during the period. The Revolving Credit Agreement also provides for limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers, and the sale of assets. As of December 31, 2007, the Company was in compliance with the affirmative and negative covenants required by the Revolving Credit Agreement, and the Company’s aggregate availability exceeded the thresholds described above.

First and Second Lien Credit Agreements — On May 11, 2007, in addition to the Revolving Credit Agreement, Edgen Murray II, L.P., Edgen Murray Corporation (formerly Merger Co.) and its subsidiaries, and EM Cayman and its subsidiaries entered into First and Second Lien Term Loan Agreements (“Term Loans”) and Guarantee and Collateral Agreements (“GC Agreements”) in connection with the issuance of $500,000 of term debt. Under the GC Agreements, (i) EMC and its domestic subsidiaries jointly and severally, unconditionally and irrevocably guarantee $355,000 of the First and Second Lien Term Loans issued by EMC; this loan is secured by (a) a perfected security interest in all trade accounts receivable and inventories of EMC and its domestic subsidiaries, all investment property, general intangibles and cash deposit accounts, (b) a perfected first-priority security interest in 100% of the capital stock of EMC and its domestic subsidiaries, and (c) a perfected security interest in all other tangible and intangible assets of EMC and its domestic subsidiaries; and (ii) EM Europe and its subsidiaries jointly and severally, unconditionally and irrevocably guarantee $145,000 of the First Lien Term Loan debt issued by EM Cayman; this loan is secured by (a) a perfected security interest in all trade accounts receivable and inventories of EM Europe and its subsidiaries, all investment property, general intangibles and cash deposit accounts, (b) a perfected first-priority security interest in 100% of the capital stock of EM Europe and its subsidiaries, and (c) perfected security interest in all other tangible and intangible assets of EM Europe and its subsidiaries.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral, as described above, and which secures the $500,000 First and Second Lien Term Loans and related guarantees, is contractually subordinated to the liens securing the Revolving Credit Facility and related guarantees.

Beginning in 2009, the Term Loans also require mandatory annual principal prepayments from excess cash flow as defined by the Term Loan agreements based on audited financial statements for the year ending December 31, 2008. Such mandatory prepayments are required to be paid within five days of the issuance of the Company’s audited financial statements, which must be filed within ninety days after the Company’s year end.

The Term Loan agreements contain affirmative and negative covenants, including a leverage ratio not to exceed 5.50 to 1.00 through September 30, 2008, 5.00 to 1.00 through September 30, 2009, and 4.50 to 1.00 thereafter. The leverage ratio, as defined, requires net debt (total debt less cash on hand) to be maintained at an acceptable ratio to earnings before interest, depreciation and amortization, and income taxes, subject to certain specific adjustments. The

Term Loan Agreements also provide for limitations on additional indebtedness, the payment of dividends, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers, and the sale of assets. As a result, these agreements restrict substantially all of the net assets of our subsidiaries, except for nominal amounts allowed for under the agreements, and essentially prohibit the payment of any dividends and transfers of funds in the form of cash dividends, loans or advances without the consent of our lenders. Accordingly, substantially all of our partners’ (deficit) capital is restricted by these agreements. As of December 31, 2007, the Company was in compliance with the affirmative and negative covenants contained in the Term Loan agreements.

Note Payable to Sellers of PetroSteel — In connection with the acquisition of the assets of PetroSteel, the Company entered into a three year, $4,000 subordinated note with the sellers of PetroSteel, with principal and interest due May 2011, which accrues interest at a rate of 8% per annum compounded annually (see Note 3).

PAL Floating Rate Notes — On December 16, 2005, PAF issued the PAL Floating Rate Notes with an original discount of $1,296. The net proceeds were used to fund a portion of the MIM acquisition (see Note 1). Prior to repayment, interest accrued on the PAL Floating Rate Notes at a rate equal to a six month LIBOR plus an applicable margin of 6.25% per annum (11.62% at December 31, 2006) and was payable semiannually in cash on each June 15 and December 15, commencing on June 15, 2006.

At any time on or after December 15, 2006, PAF had the right to redeem the PAL Floating Rate Notes, at its option, at a 103% redemption price, plus accrued and unpaid interest to the date of redemption. On May 11, 2007, the Company announced that it would redeem the PAL Floating Rate Notes on June 11, 2007 with proceeds received from the Recapitalization Transaction. The total redemption price of $141,721, included a 3% or $3,900 redemption premium, plus accrued and unpaid interest. (See Note 2).

The terms of the PAL Floating Rate Notes contained various covenants that limited, among other things, PAL’s ability to incur additional indebtedness, pay dividends, or dispose of all or substantially all of its assets. PAL had a restricted payment pool available, as defined, under which it was allowed to make certain restricted payments.

The PAL Floating Rate Notes were unconditionally guaranteed, jointly and severally, on a senior secured basis by PAL and all of its subsidiaries. The PAL Floating Rate Notes were secured by security interests in all of the assets of PAL and its subsidiaries (other than certain excluded assets), subject to permitted liens. Neither Edgen/Murray, L.P. nor Edgen and its subsidiaries had guaranteed the PAL Floating Rate Notes.

Edgen Senior Secured Notes — On February 1, 2005, Edgen issued $105,000 aggregate principal amount of the Edgen Senior Secured Notes. The proceeds from the issuance of the Edgen Senior Secured Notes were used to retire substantially all of Edgen’s long-term debt under its existing revolving credit facility and certain other notes and loans. On December 16, 2005, Edgen issued an additional $31,000 aggregate principal amount of Edgen Senior Secured Notes with the proceeds used to fund the MIM US Acquisition (see Note 1). The Edgen Senior Secured Notes accrued interest at the stated rate semi-annually and was payable in arrears on each February 1 and August 1, commencing on August 1, 2005.

On May 11, 2007, EMC called for the redemption of all of its outstanding Edgen Senior Secured Notes on June 11, 2007. The redemption price was an amount equal to the sum of the present values of 104.938% of the principal amount of the notes being redeemed and scheduled payments or interest on such notes to and including February 1, 2008, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus accrued and unpaid interest to the date of redemption. The total redemption price, including the make-whole provision was $151,063.

Revolving Credit Facility — Edgen and its Subsidiaries — In connection with the Buy-out Transaction, Edgen entered into a new $20,000 senior secured revolving credit facility (the “Credit Agreement”) with GMAC Commercial Finance LLC (“GMAC CF”), replacing its approximate $55,500 revolving credit agreement with GMAC CF. The Credit Agreement was subject to certain borrowing limitations and had an original maturity date of February 1, 2010. Under the Credit Agreement, interest accrued on borrowings (at the option of Edgen) at either (i) the prime rate of interest announced by GMAC CF (8.25% at December 31, 2006), or (ii) a Eurodollar rate based on LIBOR plus 2.00% per annum (7.32% at December 31, 2006). Edgen also paid a monthly facility fee of 0.50% per annum on the unused portion of the maximum revolving amount. There were no borrowings under the Credit Agreement as of December 31, 2006. On May 11, 2007, the Credit Agreement was paid and replaced with the “Revolving Credit Agreement.”

The Credit Agreement was guaranteed by all of Edgen’s domestic subsidiaries and was secured by a first priority security interest in all of Edgen’s and its domestic subsidiaries’ working capital assets and a second priority security interest in all of Edgen’s and its domestic subsidiaries’ other assets (other than certain excluded assets such as Edgen’s leasehold interests and the capital stock of its subsidiaries). Pursuant to the terms of the intercreditor agreement described above, the security interest on the collateral consisting of working capital assets that secures the Edgen Senior Secured Notes and related guarantees was contractually subordinated to the liens thereon securing the Credit Agreement, and the security interest, if any, on substantially all of Edgen’s and its domestic subsidiaries’ other assets (other than certain excluded assets such as Edgen’s leasehold interests and the capital stock of its subsidiaries) that secured the Credit Agreement are contractually subordinated to the liens thereon securing the Edgen Senior Secured Notes and related guarantees.

In addition, the Credit Agreement contained various affirmative and negative covenants, including limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers, and the sale of assets.

Revolving Credit Facilities — PAL and its Subsidiaries — In connection with the MIM acquisition, MIM UK entered into a multicurrency revolving credit facility, a letter of credit facility, and a forward foreign exchange contract facility with the Bank of Scotland (the “PAL Working Capital Facility”) with total available commitments of UK£27,000 ($52,896 at December 31, 2006). Of the total commitments, the maximum amount of net borrowings available on the revolving credit facility were UK£12,000 ($23,509 at December 31, 2006). The Company paid fees of $889 to secure the PAL Working Capital Facility, which are included in deferred financing costs, net of amortization as of December 31, 2006. The PAL Working Capital Facility expired on repayment of the PAL Floating Rate Notes. The amounts outstanding under the PAL Working Capital Facility incurred interest at the Bank of England inter-bank rate plus a margin of 1.75% (6.75% at December 31, 2006). The PAL Working Capital Facility was replaced by the $50,000 EM Europe sub-limit under the Revolving Credit Agreement on May 11, 2007, previously discussed.

PAL also had available to it certain credit facilities with local lenders in Dubai and Singapore (the “PAL Foreign Facilities”). The PAL Foreign Facilities provided access to, among other things, short term loans, performance bonds, financial guarantees, and trust receipts. As of December 31, 2007, these facilities were guaranteed by two letters of credit issued by EMC under the Revolving Credit Agreement until EM Pte. and EM FZE join the Revolving Credit Agreement. The weighted average interest rate on borrowings outstanding at December 31, 2007 and 2006 was 6.05% and 5.85%, respectively.

Subsequent to May 11, 2007, the PAL Working Capital Facility guaranteed any borrowings and commitments under the PAL Foreign Facilities, subject to certain sub-limits stated in each foreign facility. Any borrowings or commitments under the PAL Foreign Facilities reduced the availability under the PAL Working Capital Facility.

Facilities availability and utilization related to these banking facilities at December 31, 2007 and 2006 was as follows:

Facilities Availability

	2007	2006
Total availability	$50,000	$52,896
Utilized under PAL Working Capital Facility	—	(8,840)
Utilized under EM Europe sub-limit of Revolving Credit Agreement	(7,095)	—
Utilized under PAL Foreign Facilities	—	(11,810)

Facilities available	$42,905	$32,246

As of December 31, 2007, EM Europe’s subsidiaries, EM Pte and EM FZE, also have local facilities which are supported by letters of credit issued from EMC’s availability of $28,196. The amount of local facilities utilized by EM Pte and EM FZE was, collectively, $12,664 at December 31, 2007.

Facilities Utilized

	Included in Liabilities at December 31, 2007		Contingent Liabilities and Commitments
	Within Accounts Payable	Within Debt and Managed Cash Overdrafts	Performance Bonds/ Financial Guarantees	Letters of Credit	Foreign Currency Commitments	Total Utilization at December 31, 2007
PAL foreign facilities	$3,681	$50	$5,035	$3,898	$—	$12,664
Revolving Credit facility	—	3,690	132	3,273	—	7,095

Total	$3,681	$3,740	$5,167	$7,171	$—	$19,759

	Included in Liabilities at December 31, 2006		Contingent Liabilities and Commitments
	Within Accounts Payable	Within Debt and Managed Cash Overdrafts	Performance Bonds/ Financial Guarantees	Letters of Credit	Foreign Currency Commitments	Total Utilization at December 31, 2006
PAL foreign facilities	$2,063	$409	$2,188	$6,255	$895	$11,810
PAL working capital facility	—	733	1,012	7,095	—	8,840

Total	$2,063	$1,142	$3,200	$13,350	$895	$20,650

As of December 31, 2007, the Company had bank guarantees of $522 with foreign facilities which have been cash collateralized.

Third Party Guarantees — In the normal course of business, EMC and EM Europe provide performance guarantees directly to third parties on behalf of its subsidiaries.

For guarantees that expire within one year, the maximum potential amount of future payments (undiscounted) for non-performance totaled $10,101 and $1,239 at December 31, 2007 and 2006, respectively. For guarantees that do not have an expiration date, the maximum potential amount of future payments (undiscounted) for non-performance totaled $21,756 at December 31, 2007, and there was no amount outstanding relating to guarantees at December 31, 2006.

Scheduled annual maturities for all Company outstanding credit arrangements and long-term debt for the years after December 31, 2007 are as follows:

2008	$4,268
2009	4,270
2010	8,460
2011	4,250
2012	4,250
Later years	527,472

Total	$552,970

8. CAPITAL LEASE

In connection with the MIM Acquisition on December 16, 2005, MIM UK sold land, an office building, and two warehouses at its Newbridge location for $23,040, less fees of approximately $308. Concurrent with the sale, MIM UK entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of ten years each unless cancelled by MIM UK. The lease is being accounted for as a capital lease because the net present value of the future minimum lease payments exceeds 90% of the fair value of the leased asset. The lease requires MIM UK to pay customary operating and repair expenses. Under purchase accounting, the Company determined that the lease terms were representative of fair value and did not record the liability (deferred gain) in its purchase price allocation related to a $2,604 gain on the sale.

The carrying value of the leased fixed assets at December 31, 2007 and 2006, net of accumulated depreciation of $1,914 and $958, respectively, is $21,525 and $22,033, respectively and is included in buildings within property, plant and equipment on the balance sheet. The following is a schedule of the future minimum lease payments under the finance lease and the present value of the net minimum lease payments at December 31, 2007:

Year Ending December 31
2008	$2,394
2009	2,394
2010	2,394
2011	2,394
2012	2,394
Later years	43,592

Total minimum lease payments	55,562
Less amount representing interest	(32,676)

Present value of minimum lease payments	$22,886

At December 31, 2007 and 2006, the Company has recorded current obligations under the finance lease of $311 and $278, respectively, and non-current obligations under the finance lease of $22,575 and $22,447, respectively. Depreciation expense for the years ended December 31, 2007 and 2006, and the period February 1, 2005 to December 31, 2005 was $960, $797, and $104, respectively.

9. PARTNERS’ (DEFICIT) CAPITAL

Subsequent to Recapitalization on May 11, 2007 — On May 11, 2007, Fund IV, certain financial institutional investors, and existing management, through subsidiaries of Edgen Murray II, L.P., purchased the assets of Edgen/Murray, L.P. from its existing partners. The Recapitalization Transaction has been accounted for as a transaction among a group of entities under common control which is similar to the “pooling” method of accounting and historical carryover basis of the acquired assets and liabilities has been maintained rather than fair value purchase accounting. Capital contributions from third-party financial institutional investors and new management participants have been recorded at fair value as of the transaction date.

Common Partnership Units — A common partnership unit (“a common unit”) represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each common units holder. Under the Edgen Murray II, L.P. Partnership Agreement, the general partner must approve all distributions. Any distributions are made in proportion to the number of common units held by each holder of common units.

Restricted Common Units — Effective May 11, 2007, Edgen/Murray, L.P.’s equity incentive plan was cancelled and all outstanding awards were exchanged for awards issued under the Edgen Murray II, L.P. Equity Incentive Plan (the “EM II LP Incentive Plan”) with substantially equivalent terms. At the date of the exchange, in addition to time-based restricted common limited partnership units, the Company had 156,069 outstanding restricted performance-based common limited partnership units which were exchanged for restricted time-based common limited partnership units. The exchange of these performance-based common limited partnership units did not result in a revaluation of the units because management concluded that the performance-based restricted common limited partnership units were probable to vest as the Company’s operating performance since 2005 had exceeded the required performance thresholds. As of December 31, 2007, all outstanding restricted common limited partnership units are time-based vesting awards. The Edgen Murray II, L.P. incentive plan authorizes the granting of awards to Edgen Murray employees of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the Edgen Murray II, L.P. Partnership Agreement. In connection with the Recapitalization Transaction, the Company granted 1,733 restricted common limited partnership units with a fair value of $1,733 to certain employees. The fair value of restricted units was based on consideration paid by unrelated third parties in connection with the Recapitalization Transaction. The amount paid in an arm’s length transaction by the new co-investors ($1,000 per unit) is the most recent evidence of the fair value of a common unit on a standalone basis.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company affecting the common units, or any distribution to the unitholders other than a cash distribution, the General Partner may make appropriate adjustment in the number and kind of equity interests authorized by the EM II LP Incentive Plan as it determines appropriate.

Unit Options — In October 2007, the General Partner approved the Edgen Murray II, L.P. 2007 Option Plan, (the “EM II LP Option Plan”) to provide limited partnership unit options as incentives and rewards for employees of Edgen Murray. The EM II LP Option Plan terminates five years from its effective date. Under the EM II LP Option Plan, a maximum of 11,050 options can be granted, of which no more than 1,000 unit options may be issued to any one person in one year. In October 2007, the Company granted 11,050 unit options with an exercise price of $1,000, the estimated fair value of one common limited partnership unit at the grant date. The fair value of the unit option was calculated to be $487.84 per unit using the Black-Scholes pricing model. For the year ended December 31, 2007, the consolidated statement of operations reflects $256 of unit based compensation expense related to Edgen Murray II, L.P. unit options issued in October 2007.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company which in the judgment of the general partner necessitates action by adjusting the terms of the outstanding awards or units, the general partner in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate. No fractional units will result, and any fair market value of fractional units will be paid in cash to the holder.

Upon a sale of the Company, the General Partner may (i) accelerate vesting, (ii) terminate unexercised awards with a twenty day notice, (iii) cancel any options that remain unexercised price for such option, (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity, and (v) any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the EM II LP Partnership Agreement, the General Partner, in its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options.

Subsequent to Exchange on December 16, 2005 — On November 22, 2005, Edgen/Murray, L.P. was formed as a Delaware limited partnership by Edgen/Murray GP, LLC, the General Partner and a company controlled by Fund III. On December 15, 2005, the shareholders of Edgen exchanged (the “Exchange”) their preferred shares and common shares of Edgen for preferred partnership units and common partnership units in Edgen/Murray, L.P. in proportion to the preferred shares and common shares each held in Edgen, pursuant to the terms of a one-to-one ratio exchange agreement. At the time of the exchange, (i) 2,400,000 shares of common stock, par value $.01 per share, and (ii) 21,600 shares of preferred stock, par value $1,000 per share were issued and outstanding with $1,622 in accrued preferred dividends. Additionally, outstanding shares of restricted stock issued by Edgen were also exchanged on a one-to-one ratio for restricted common units.

The amended and restated partnership agreement of Edgen/Murray, L.P. (the “EMLP Partnership Agreement”), dated December 15, 2005, describes the partnership capital accounts as follows:

Preferred Partnership Units — A preferred partnership unit (“partnership unit”) had an original stated value of $1,000 per unit which accrues interest annually with a compounding date of October 31, the preferred compounding date. Interest compounds based on the preferred redemption value (the “Preferred Redemption Value”) as of a specified date and is comprised of (i) the preferred original stated value, plus (ii) an amount equal to the amount that would accrue during the period commencing on the date of issuance of such preferred unit and ending on such specified date on a principal amount equal to the unreturned preferred value, defined as the preferred original stated value increased for additional contributions and reduced by distributions, using a rate equal to 8.5% per annum.

Common Partnership Units — A common partnership unit represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each holder of common units.

Under the EMLP Partnership Agreement, the General Partner must approve all distributions. Any distributions are first made to the holders of preferred units, in proportion to the number of preferred units held by each holder of preferred units, until each holder has received cumulative aggregate distributions in an amount equal to, but not in excess of, the Preferred Redemption Value; and then made to the holders of common units, in proportion to the number of common units held by each holder of common units.

Restricted Common Units — Effective December 15, 2005, Edgen’s equity incentive plan was cancelled, and Edgen exchanged all outstanding vested and non-vested awards for awards issued under Edgen/Murray, L.P.’s equity incentive plan with substantially equivalent terms. The Edgen/Murray, L.P. incentive plan authorizes the granting awards to Edgen employees of up to 550,000 common units of Edgen/Murray, L.P.; all units granted are subject to restrictions on transfer until such time as they are vested. Vesting was based on either time or a combination of performance and time.

Shareholders’ equity (deficit) — subsequent to Buy-out Transaction by JCP on February 1, 2005

Common units — Prior to the Exchange on December 15, 2005, the capital accounts of the Company included shares of Class A Common Stock, $.01 par value, which were entitled to vote.

Non-vested common shares — On February 1, 2005, 281,565 shares of non-vested common stock were granted to certain employees of Edgen, including the Chief Executive Officer, the Chief Financial Officer and the two Operating Segment Presidents under a new incentive compensation plan. Vesting of the non-vested shares was based on either time or a combination of performance and time. The time-based vesting schedule was generally 20% per year over a five year period subject to the holder’s continued employment with the Company. Non-vested stock grants that used a vesting schedule that combined performance and time generally vested 10% per year over five years subject to continued employment with the Company plus an additional 10% or more per year for each year that the Company achieved certain performance goals as determined by the board of directors. Performance based non-vested stock was cumulative so if the performance goals were achieved in any year of the five year period, all non-vested stock subject to the performance criteria for that year and prior years would vest. If the performance goals were not achieved within five years of the grant date, the non-vested stock subject to the performance goals would be forfeited. Upon a change in control, all non-vested stock subject to time based vesting would fully and immediately vest.

For the year ended December 31, 2006 and the period February 1, 2005 to December 31, 2005, the statement of operations includes $742 and $282, respectively of stock-based compensation expense related to the outstanding non-vested shares which were exchanged on December 15, 2005.

Shareholders’ equity (deficit) — prior to Buy-out Transaction by JCP on February 1, 2005 — Prior to the Buy-out Transaction by JCP on February 1, 2005, the capital accounts of the Company included the following:

Common stock — The holders of Class A Common Stock $.01 per share (“Class A Common Stock”), and Class B Common Stock, $.01 per share (“Class B Common Stock”), were entitled to vote. In connection with the Buy-out Transaction, the Class B Common Stock, which was exchangeable at the option of the holder into Class A Common Stock on a one-to-one basis, was cancelled.

Stock options — In December 1998, the shareholders of Edgen approved a stock option plan to provide stock options as incentives and rewards for employees of Edgen. Under the stock option plan, a maximum of 550,000 shares of Edgen’s Class A Common Stock could be granted. At December 31, 2004, 113,283 options were outstanding and unexercised. In connection with the Buy-out Transaction on February 1, 2005, Edgen’s stock option plan and all outstanding stock options were cancelled and restricted stock was granted under a new incentive compensation plan. Prior to cancellation, the terms of the stock options included an exercise price at the fair market value of the shares at the date of grant of $6.53 and the options vested ratably over a five year period.

Edgen had granted stock options to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounted for these stock option grants in accordance with APB Opinion No. 25 (the intrinsic value method). Under APB Opinion No. 25, because the exercise price of Edgen’s employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized.

For purpose of pro forma disclosures, as required by SFAS No. 123, the estimated fair value of the options (net of expected tax benefits) would be amortized over the options’ five year vesting period. The pro forma impact for the period January 1, 2005 through January 31, 2005 did not have a significant impact on the Company’s results of operations or financial position.

10. EQUITY-BASED COMPENSATION

The Company has plans under which non-vested common limited partnership unit and options to purchase the Company’s common limited partnership units (collectively “unit”) have been granted to executive officers, directors, and certain employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized but unissued common limited partnership units. The unit-based compensation expense that has been recorded for these plans within the consolidated statements of operations was as follows for the years ended December 31, 2007 and 2006, and the period February 1, 2005 to December 31, 2005:

	2007	2006	Period February 1, 2005 to December 31, 2005
Unit-based compensation expense by type:
Unit options	$256	$—	$—
Restricted unit awards	936	742	294

Total unit-based compensation expense	1,192	742	294
Tax benefit recognized	(507)	(126)	(109)

Unit-based compensation expense — net of income taxes	$685	$616	$185

No unit based compensation expense was recorded during the period January 1, 2005 to January 31, 2005.

Unit Options — Certain employees receive unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire 10 years from the date of grant and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

The weighted average fair value of each option granted during 2007 is provided below. There were no options outstanding during the year ended December 31, 2006. The fair value was estimated on the date of grant using the Black-Scholes pricing model with the weighted average assumptions indicated below:

Weighted Average Black-Scholes Assumptions	2007
Risk-free interest rate	4.38%
Expected volatility	41.52%
Expected dividend yield	None
Expected term	6.5 years

The Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 as no historical data was available. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes is comparable.

Unit Option Activity — The following table summarizes unit option activity during the year ended December 31, 2007:

	Number of Options	Weighted- Average Exercise Price
Outstanding — January 1	—	$—
Granted	11,050	1,000
Exercised	—	—
Canceled or expired	—	—

Outstanding — December 31	11,050	$1,000

Exercisable — December 31	—	$1,000

During the year ended December 31, 2007, the Company granted 11,050 stock options at a weighted average fair value grant price of $487.84. No options were exercised during the year ended December 31, 2007. No unit options vested during the year ended December 31, 2007. The outstanding unit options are scheduled to vest over five years on a pro rata basis beginning in October 2008 through October 2012.

The following table presents information relating to the Company’s unit options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Years	Number Exercisable	Weighted- Average Exercise Price
$1,000	11,050	$1,000	9.75	—	$1,000

For the period ended January 31, 2005, the Company had 113,283 stock options outstanding with a weighted average exercise price of $6.53. For the period ended January 31, 2005, the Company had 68,627 stock options which were exercisable. These stock options were cancelled in connection with the Buy-out Transaction on February 1, 2005.

Restricted Common Units — Certain employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program but generally vest from three years to five years and convert to unrestricted common limited partnership units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period.

In connection with the Recapitalization Transaction on May 11, 2007, the vested and non-vested restricted common units of Edgen/Murray, L.P. were exchanged for vested and non-vested restricted common units of Edgen Murray II, L.P. based on each partner’s fully diluted ownership percentage in Edgen/Murray, L.P. prior to the Recapitalization Transaction. The fully diluted ownership percentage included unrestricted common units, and outstanding vested and non-vested restricted common units.

At the date of the exchange, the Company had 156,069 outstanding restricted performance-based common units that were exchanged for restricted time-based common units. The exchange of these performance-based common units did not result in a revaluation of the units as management concluded that the performance-based restricted common units were probable to vest as the Company’s operating performance since 2005 had exceeded the required performance thresholds. As of December 31, 2007, all outstanding restricted common units are time-based vesting awards. The EM II LP incentive plan authorizes the granting of awards to Edgen Murray employees of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the Edgen Murray II, L.P. Partnership Agreement.

Outstanding restricted units at December 31, 2007 and 2006 were 19,032 and 320,139, respectively. During the year ended December 31, 2006, 87,467 restricted common units vested and were transferred to unrestricted, and 800 were cancelled. For the year ended December 31, 2007, the Company exchanged 320,139 outstanding restricted common units of Edgen/Murray, L.P. for 27,534 restricted common units of EM II LP, and granted 1,733 restricted common units to certain members of management and key employees. Additionally, 9,936 restricted common units vested and transferred to unrestricted common units, and 300 were cancelled.

11. REDEEMABLE PREFERRED STOCK

In connection with the Buy-out Transaction on February 1, 2005, all mandatorily redeemable preferred stock of Edgen was redeemed. Prior to February 1, 2005, the holders of the Series A Cumulative Redeemable Preferred Stock, $.01 par value (“Series A Redeemable Preferred Stock”), were entitled to receive cash dividends at the rate of $6.00 per annum per share. Outstanding shares of Series A Redeemable Preferred Stock were mandatorily redeemable by the Company upon the occurrence of certain events including a public offering, the sale of substantially all the assets of the Company, or a change in control, at a price of $100.00 per share, plus accrued and unpaid dividends. The Preferred Stock were also subject to optional redemption at the discretion of the board of directors at a price of $100.00 per share, plus accrued and unpaid dividends.

Holders of the Series B Redeemable Preferred Stock, $.01 par value (“Series B Redeemable Preferred Stock”), with respect to rights of liquidation, winding up and dissolution, ranked junior to the Series A Redeemable Preferred Stock, but senior to all other Edgen equity securities. The holders of the Series B Redeemable Preferred Stock were not entitled to receive cash dividends. The outstanding shares of Series B Redeemable Preferred Stock were mandatorily redeemable similarly to the Series A Redeemable Preferred Stock except that the redemption price was $400 per share plus a “return” amount up to an additional $400 per share.

On February 1, 2005, Edgen issued Series A 8.5% Cumulative Compounding Preferred Stock, $.01 par value (“Series A Preferred Stock”) in connection with the Buy-out Transaction. The holders of Series A Preferred Stock were entitled to receive annual dividends when, and if, declared. The dividends were cumulative, whether or not earned or declared, and accrued at a rate of 8.5%, compounding annually, and were payable in cash or shares of Series A Preferred Stock, at the discretion of Edgen’s board of directors. Upon the occurrence of certain events, including a public offering, the sale of substantially all the assets of the Company or a change in control, and the approval of Edgen’s board of directors, which was controlled by Fund III, the Series A Preferred Stock could be redeemed by Edgen at a price of $1,000 per share, plus accrued and unpaid dividends.

In connection with the PetroSteel acquisition on May 11, 2007, Edgen issued $8,000 of Series A Preferred Stock to the sellers of PetroSteel; the Series A Preferred stock was subsequently exchanged for $8,000 in Edgen Murray II, L.P. common limited partnership units (see Note 2).

12. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2007 and 2006 are as follows:

	Year Ended December 31,
	2007	2006
DEFERRED TAX ASSETS:
Current deferred tax assets:
Deferred compensation	$139	$119
Inventory	1,133	1,732
Bad debt allowance	535	580
Net operating loss carryforwards	24	112
Accrued bonuses and professional fees	508	893
Other	332	172

Total current deferred tax assets	2,671	3,608

Non current deferred tax assets:
Net operating loss carryforwards	136	40
Tax credits	422	414
Sale of leaseback capital asset	384	211
Depreciation	228	163
Derivative instruments	3,400	—
Intangible assets	1,922	—
Other	775	540

Total noncurrent deferred tax assets	7,267	1,368

Total deferred tax assets	$9,938	$4,976

DEFERRED TAX LIABILITIES:
Current deferred tax liabilities:
Cash discounts earned	55	109
Other	992	452

Total current deferred tax liabilities	1,047	561

Non current deferred tax liabilities:
Intangible assets — including goodwill	27,251	30,035
Depreciation	—	93
Debt finance fees	567	243
Unremitted earnings of foreign subsidiaries	3,739	1,079
Other	481	66

Total noncurrent deferred tax liabilities	32,038	31,516

Total deferred tax liabilities	$33,085	$32,077

As presented in the consolidated statement of cash flows, the change in deferred income taxes includes, among other items, the change in deferred income taxes related to the deferred income tax provision and the change between the deferred income taxes estimated and actual deferred income taxes for each year. During 2007, the Company acquired $1,419 in deferred tax liabilities in connection with the EVS acquisition.

As of February 1, 2005, the Company acquired tax assets related to goodwill of $19,300 and the tax benefits of goodwill amortization will be available to the Company in the future. Under purchase accounting, as of the acquisition date, the Company did not record a deferred tax asset for the future benefit of tax amortization. Tax benefits generated from the goodwill amortization are recognized in the period the deduction is taken and are shown as a deferred tax liability timing difference as the carrying amount for financial reporting exceeds the tax basis until such time that the goodwill becomes impaired or the Company is sold.

Income (loss) from continuing operations for each jurisdiction follows for the respective period:

	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
United States	$(10,241)	$15,554	$7,644	$(10,156)
Foreign	11,786	20,819	2,716	—

Total	$1,545	$36,373	$10,360	$(10,156)

Components of income tax (benefit) expense are as follows:

	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
Current:
United States	$(1,008)	$9,941	$3,806	$(2,015)
Foreign	2,073	9,357	559	—

	1,065	19,298	4,365	(2,015)

Deferred:
United States	(1,849)	(2,895)	(1,036)	99
Foreign	(586)	(3,512)	11	—

	(2,435)	(6,407)	(1,025)	99

Total	$(1,370)	$12,891	$3,340	$(1,916)

For the year ended December 31, 2007, the Company recognized a net income tax benefit of $3,152 on SFAS No. 133 derivatives related to interest rate swaps and foreign currency exchange contracts executed in 2007.

For the years ended December 31, 2007 and 2006, and period February 1, 2005 to December 31, 2005 the Company made payments related to income taxes totaling $13,763 , $20,416, and $212, respectively.

The total provision for income taxes varied from the US federal statutory rate due to the following:

	Year ended December 31, 2007		Year ended December 31, 2006		Period February 1, 2005 to December 31, 2005		Period January 1, 2005 to January 31, 2005
Federal income tax expense (benefit) at statutory rate	$541	35%	$12,731	35%	$3,521	34%	$(3,453)	(34)%
Differences in foreign income tax rates	(2,657)	(172)	(1,629)	(5)	(358)	(4)	—	—
State income taxes — net of federal income tax benefit	35	2	952	2	79	1	53	1
Change in income tax rates	(370)	(24)	—	—	—	—	1,475	14
Nondeductible expenses distributed to partners	205	13	1,283	4	—	—	—	—
Nondeductible expenses and other	876	57	(446)	(1)	98	1	9	—

Total provision for income taxes	$(1,370)	(89)%	$12,891	35%	$3,340	32%	$(1,916)	(19)%

For the year ended December 31, 2007, the consolidated effective tax rate reflects income tax benefits resulting from the loss on the prepayment of the Edgen Senior Secured Notes and PAL Floating Rate Notes as part of the Recapitalization Transaction on May 11, 2007 and reduced income tax expense due to taxable income in tax jurisdictions that have lower income tax rates, or no income tax.

As of December 31, 2007 and 2006, US taxes were not provided on earnings of EM Canada, EMC’s foreign subsidiary, because the Company has invested, or expects to invest, the undistributed earnings indefinitely. If in the foreseeable future these earnings are repatriated to the United States or if the Company determines that the earnings will be remitted, additional tax provisions may be required. With respect to UK taxes, $3,412, $481 and $273 of income taxes for the year ended December 31, 2007 and 2006, and the period February 1, 2005 to December 31, 2005, respectively, were provided on earnings of PAL’s foreign subsidiaries, EM Pte and EM FZE; the Company expects a portion of the earnings to be distributed to PAL and are, therefore, not considered to be permanently invested in these subsidiaries. The Company does not expect any earnings to be distributed from EM Cayman and its subsidiaries to Edgen Murray II, L.P. as these earnings are considered to be permanently invested.

Based on operating results for the years ended December 31, 2007 and 2006 and the timing of the future reversal of deferred tax assets and deferred tax liabilities, management believes that a valuation allowance is not required as of December 31, 2007.

For state income tax purposes, the Company has net operating loss carryforwards (“NOLs”) of approximately $1,800 available to reduce future state taxable income. The Company’s NOLs expire in varying amounts beginning in 2014 through 2023.

Effective January 1, 2007, we adopted the provisions of SFAS No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). As a result of the implementation of FIN 48, we recognized no material adjustment in the liability for unrecognized income tax benefits. The cumulative effect of adopting FIN 48 resulted in no adjustment to retained earnings. As of December 31, 2007 we had no unrecognized tax benefits.

13. OTHER INCOME (EXPENSE)

Other income (expense) for the years ended December 31, 2007 and 2006 of $3,176 and $13,345, respectively, includes foreign exchange gains on the PAL Floating Rate Notes of approximately $760 and $13,163, respectively. The PAL Floating Rate Notes were denominated in U.S. dollars on the financial statements of PAF, and the gain reflects the change in the relative value of the U.S. dollar to the UK pound sterling, which strengthened during the year. As of May 11, 2007, the PAL Floating Rate notes were repaid (See Notes 2 and 7). The foreign currency exchange gain on the PAL Floating Rate Notes for the period February 1, 2005 to December 31, 2005 was minimal.

For the years ended December 31, 2007 and 2006 and the period February 1, 2005 to December 31, 2005, other income (expense) included net unrealized gains (losses) on the fair value of foreign currency exchange contracts of $314, $223, and $18, respectively. There were no unrealized gains (losses) for the period January 1, 2005 to January 31, 2005.

14. COMMITMENTS AND CONTINGENCIES

Operating Leases — Through its subsidiaries, the Company leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to twenty-three years with various renewal options. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $2,456, $2,220, $1,473, and $100 for the years ended December 31, 2007 and 2006, period February 1, 2005 to December 31, 2005, and period January 1, 2005 and January 31, 2005, respectively.

Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year for fiscal years beginning after December 31, 2007 are:

2008	$3,320
2009	2,540
2010	2,078
2011	1,841
2012	1,207
Thereafter	1,023

Total	$12,009

These leases have various expiration dates ranging from 2008 to 2030. Certain leases contain renewal options of up to 20 years.

Employment Agreements — In the ordinary course of business, the Company has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal Proceedings — The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

15. CONCENTRATION OF RISKS

For the year ended December 31, 2007 and 2006, period of February 1, 2005 to December 31, 2005, and period January 1, 2005 to January 31, 2005, the Company’s ten largest customers represented approximately 31%, 30%, 26% and 22%, respectively, of the Company’s sales and no one customer accounted for more than 10%. In addition, approximately 62%, 55%, and 31.5% of the Company’s consolidated revenues were derived from customers in the oil and gas industry for the years ended December 31, 2007 and 2006, and the period February 1, 2005 to December 31, 2005, respectively.

Financial instruments which would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its inventory. During the years ended December 31, 2007 and 2006, the period of February 1, 2005 to December 31, 2005, and the period January 1, 2005 to January 31, 2005, the Company’s ten largest vendors accounted for approximately 47%, 51%, 58%, and 54%, respectively, of the Company’s purchases, and the Company’s single largest vendor accounted for approximately 9% , 15%, 15%, and 11%, respectively, of the Company’s purchases for these periods.

16. SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Company has four reportable segments based upon the operating results reviewed by the chief operating decision maker, which are primarily determined based upon the geographic locations of the Company’s operations. Within each geographical location, our operations have similar characteristics, products, types of customers, purchasing and distribution methods and regulatory environments. Prior to January 1, 2007, the Americas had reportable segments of alloy products and carbon products. On January 1, 2007, EMC merged with its operating subsidiaries, and the Company began monitoring its Americas operations based on geography consistent with other segments. For consistency in presentation, carbon and alloy products, as well as corporate overhead related to the Americas reportable segment have been combined in the years ended December 31, 2007 and 2006. The Company’s reportable segments are the Americas, UK, Singapore and UAE.

The Americas segment distributes specialty steel pipe, pipe components, high grade structural sections and plates for use in environments that are highly corrosive, abrasive, extremely high or low temperature and/or involve high pressures. These products are sold primarily to the process/petrochemical, power generation, and oil and gas industries. The Americas reporting unit also distributes valves and actuation packages. The Americas segment is headquartered in Baton Rouge, Louisiana and markets products to customers in the United States, Canada and Latin America.

Similar to the Americas segment, the UK, Singapore and UAE segments are distributors of high grade steel tubes, plates and sections to primarily the offshore oil and gas industry. The UK segment, headquartered in Newbridge, Scotland, markets products to customers in Europe, the Caspian Sea region and West Africa. The Singapore segment, headquartered in Singapore and supported by a sales office in Perth, Australia and in Shanghai, China, markets products to customers in the Asia/Pacific region. The UAE segment, headquartered in Dubai, United Arab Emirates, markets products to customers located in the Middle East region and South Asia.

A local management team manages each reportable segment independently, with oversight from the Company’s executive management in Baton Rouge, Louisiana, Houston, Texas, and Newbridge, Scotland. Effective January 1, 2008, the Company’s executive management began managing its operations based on a Western Hemisphere (Americas segment) and Eastern Hemisphere (UK, Singapore and UAE segments) designation.

In addition, certain expenses of Edgen Murray II, L.P. and Edgen/Murray, L.P., other non-trading expenses and certain assets and liabilities, such as intangible assets, are not allocated to the segments but are included in general company expenses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or losses from operations before income taxes not including nonrecurring gains or losses and discontinued operations. The Company accounts for sales between segments at a margin agreed to between segment management.

The following table presents the financial information for each reportable segment. The prior period segment balances have been restated to be consistent with the current year end structure of the Company:

	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
Sales:
Americas	$565,180	$397,682	$262,746	$18,945
UK	163,369	146,859	17,083
Singapore	108,458	89,776	16,081	—
UAE	102,128	61,675	7,451	—
Eliminations	(21,478)	(9,055)	—	—

	$917,657	$686,937	$303,361	$18,945

Intersegment sales:
Americas	$7,880	$6,563	$2,246	$—
UK	6,411	2,807	247	32
Singapore	551	745	2	—
UAE	6,636	1,680	155	—

	$21,478	$11,795	$2,650	$32

Operating income (loss):
Americas	$36,286	$30,431	$27,132	$2,941
UK	27,776	18,349	2,488	—
Singapore	13,953	13,261	3,343	—
UAE	9,902	7,901	757	—
General company expenses	(9,862)	(13,092)	(9,269)	(12,714)

	$78,055	$56,850	$24,451	$(9,773)

Capital expenditures:
Americas	$5,464	$1,631	$930	$—
UK	341	201	—	4
Singapore	248	195	—	—
UAE	189	160	5	—
General company expenses	—	—	385	—

	$6,242	$2,187	$1,320	$4

Depreciation and amortization:
Americas	$11,552	$7,547	$4,470	$96
UK	1,417	1,146	148	—
Singapore	251	220	27	—
UAE	346	305	58	—
General company expenses	9,004	11,833	2,899	105

	$22,570	$21,051	$7,602	$201

During 2007, capital expenditures in the Americas segment includes IT infrastructure expenditures of $996, included in work in progress, which will be utilized by all reportable segments in the future. These capital expenditures have not been allocated from the Americas segment to the other reportable segments in 2007.

The Company’s sales to external customers are attributed to the following countries based upon the Company’s selling location:

	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
United States	$536,924	$385,691	$260,298	$18,945
Canada	20,375	10,954	2,448	—
UK	156,958	142,177	17,083	—
Singapore	107,907	88,727	16,081	—
UAE	95,493	59,388	7,451	—

	$917,657	$686,937	$303,361	$18,945

	December 31,
	2007	2006
Total assets:
United States	$362,610	$242,309
Canada	14,123	10,521
UK	110,611	101,426
Singapore	77,653	44,455
UAE	46,388	35,679
General company expenses	98,169	111,370

	$709,554	$545,760

Property, plant and equipment:
United States	$13,170	$10,053
Canada	389	389
UK	23,061	23,560
Singapore	5,988	6,021
UAE	922	1,093
General company expenses	—	—

	$43,530	$41,116

Goodwill and other intangible assets:
United States	$88,593	$64,453
Canada	1,386	1,167
General company expenses	93,533	100,678

	$183,512	$166,298

The Company has not allocated goodwill and other intangibles to the UK, Singapore and UAE segments, but has included goodwill and other intangibles for these segments in general company expenses.

17. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Treasury Policy and Risk Management — Management is responsible for raising financing for operations, managing liquidity, foreign exchange risk and interest rate risk. The treasury operations of the Company are conducted under the oversight of management, who receive regular updates of treasury activity. Financial derivatives are entered into for risk management purposes only. The stated policy on foreign exchange rate hedging requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken.

The Company’s principal risks are its exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by appropriate management including the Chief Financial Officer, the Treasurer and respective local accounting management for all Company locations. Following evaluation of those positions, the Company selectively enters into derivative financial instruments to manage selected exposures. The Company enters into derivative financial instruments to manage exposures related to currency exchange rate changes and changes in interest rates.

Currency Exchange Rate Risk — The Company hedges against foreign currency exchange rate-risk, on a case by case basis, using a series of forward contracts to protect against the exchange risk inherent in our forecasted transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by SFAS No. 133. In these transactions, the Company executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that its fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent the Company forecasts the expected foreign currency cash flows from the period the forward contract is entered until the date it settles with reasonable accuracy, the Company significantly lowers or materially eliminates a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges as defined in SFAS No. 133, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statement of partners’ capital. These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in other income in the consolidated statements of operations. We do not enter into any forward exchange contracts or similar instruments for trading or other speculative purposes.

Transactions hedged in accordance with SFAS No. 133 included forecasted purchase commitments. At December 31, 2007, the net unrealized gain on the forward contracts deferred in other comprehensive income was $751. During the year ended December 31, 2007, a pre-tax gain of $30 was reclassified from other comprehensive income to the consolidated statement of operations. A pre-tax gain of $721 is expected to be reclassified into earnings from other comprehensive income during 2008.

The fair value of foreign currency exchange contracts outstanding at December 31, 2007 and 2006 was an asset of $983 included in other current assets on the consolidated balance sheet, and a liability of $165 included in accrued expenses and other liabilities on the consolidated balance sheet, respectively. For the years ended December 31, 2007, 2006, and the period February 1, 2005 to December 31, 2005 an unrealized gain on forward currency exchange contracts of $314, $223, and $18 has been reflected in other income on the consolidated statement of operations, respectively. There were no unrealized gains (losses) on forward currency exchange contracts for the period January 1, 2005 to January 31, 2005.

At December 31, 2007 and 2006, the total notional amount of outstanding foreign currency exchange contracts was $70,254 and $13,759, respectively.

Interest Rate Risk — In accordance with our Term Loan agreements, the Company entered into interest rate derivatives to reduce its exposure to interest rate risk related to the floating rate debt. The Term Loan agreements require a minimum of fifty percent of the outstanding Term Loans to be hedged. The Company has entered into two interest rate swaps that converted an aggregate notional principal of $275,000 under its First Lien Term Loan from floating interest rate to fixed interest rate payments ranging from 7.80 to 8.26 percent. In these transactions, the Company has executed two contracts to pay fixed rates of interest on an aggregate notional amount of $275,000 at rates ranging from 4.88 to 5.15 percent while simultaneously receiving floating rate interest payments currently set at 4.88 percent on the same notional amount. These two interest rate swaps will terminate on August 13, 2009. The Company has also entered in an interest rate swap that will begin on August 13, 2009 and will convert a notional principal of $75 million under its First Lien Term Loan from floating interest rate to fixed interest rate payments with a contract to pay fixed rates of interest on an aggregate notional of $75 million at a rate of 4.88 percent while simultaneously receiving floating rate interest payments set at the applicable three-month LIBOR on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

The Company also entered into an interest rate collar with a notional principal amount of $100,000 related to the First Lien Term Loan which allows the Company to incur a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.5 percent or falls below the floor rate of 4.88 percent. The interest rate collar term begins in August 2009 and is scheduled to terminate on August 17, 2010.

Additionally, the Company entered into an interest rate swap that converts an aggregate notional principal of $75,000 under its Second Lien Term Loan from floating interest rate payments to fixed interest rate payments ranging from 11.37 to 11.75 percent. Under this transaction, the Company executed a contract to pay fixed rates of interest on an aggregate notional principal amount of $75,000 at a rate of 5.19 percent while simultaneously receiving floating rate interest payments currently set at 4.88 percent on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

The fixed rate side on each of the interest rate swaps will not change over the life of the interest rate swap. The floating rate payments are reset quarterly based on three month LIBOR. The resets are concurrent with the interest payments made on the underlying debt. These interest rate hedges are used to reduce the Company’s risk of the possibility of increased interest costs; however, should interest rates drop significantly, the Company could also lose the benefit that floating rate debt can provide in a declining interest rate environment.

The Company concluded that the interest rate swaps and collar qualify as cash flow hedges under the provisions of SFAS No. 133. The swaps and collar are considered substantially effective with ineffectiveness, if any, charged to the Consolidated statements of operations in the period assessed as ineffective. Gains and losses related to the interest rate swaps, net of related tax effects are reported as a component of accumulated other comprehensive income (loss) and will not be reclassified into earnings until the conclusion of the hedge. A net settlement occurs quarterly concurrent with interest payments made on the underlying debt. The settlement is the net difference between the fixed rates payable and the floating rates receivable over the quarter under the interest rate swap contracts. The settlement is recognized as a component of interest expense in the consolidated statements of operations. As of December 31, 2007, the impact of fair market adjustments of the interest rate derivatives was $9,792 and is included in other long-term liabilities on the consolidated financial statements. There were no interest rate derivatives for the year ended December 31, 2006, the period ended February 1, 2005 to December 31, 2005, and the period January 1, 2005 to January 31, 2005.

Credit Risk — The Company’s credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The Company has no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

Fair Values — Shown below is a comparison by category of the carrying values and the estimated fair value of the Company’s financial assets and financial liabilities, and the associated derivative financial instruments described above. The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments.

The comparison of carrying value and fair value of the Company’s financial instruments at December 31, 2007 and 2006 is presented below:

	December 31,		December 31,
	2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
First Lien Term Loan	$422,875	$399,543	$—	$—
Second Lien Term Loan	75,000	69,750	—	—
PAL Floating Rate Notes	—	—	128,799	128,799
Edgen Senior Secured Notes	—	—	134,829	138,720
Cash at bank and in hand	48,457	48,457	15,858	15,858
Accounts receivable	177,705	177,705	115,366	115,366
Accounts payable	139,923	139,923	98,615	98,615
Derivative financial instruments held —
Interest rate swaps and collars	9,792	9,792	—	—
Foreign currency exchange contracts	983	983	(165)	(165)

The fair value of the First Lien and Second Lien Term Loans, PAL Floating Rate Notes and the Edgen Senior Secured Notes, excluding unamortized discount, has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date.

The fair value of derivative instruments is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates. Foreign currency forward contracts fair value includes the value of contracts used as hedges of future sales or purchases.

The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values.

18. EMPLOYEE BENEFIT PLANS

The Company has varying benefit arrangements for its employees. These arrangements vary by the employee’s employment location.

United States Employees — The Company maintains a 401(k) plan for all US employees who have met the eligibility requirements to participate. Under the plan, employees may contribute up to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. The Company matches 50% of up to 6% of the employees’ contributions. The plan provides that employees’ contributions will be 100% vested at all times and that the Company’s contributions vest over a five year period. The Company contributed $438, $349, $252, and $17 to this plan for the years ended December 31, 2007 and 2006, the period of February 1, 2005 to December 31, 2005, and the period January 1, 2005 to January 31, 2005, respectively.

United Kingdom Employees — The U.K. Benefit Plan is a “money purchase” plan; therefore, benefits at retirement are dependent upon the level of contributions made, the investment return achieved, the charges deducted from the fund and the cost of buying a pension at retirement. Both the employee and employer contribute a percentage of the employees’ salary each month, based on the level and length of service. Contributions to the U.K. Benefit Plan were $574, $267, and $8 for the years ended December 31, 2007 and 2006, and the period February 1, 2005 to December 31, 2005, respectively. This plan did not exist until the MIM Acquisition on December 16, 2005.

Middle East Employees — For the benefit of certain employees’ resident in the Middle East, the Company operates a defined contribution savings plan, the assets and liabilities of which are held independently from the Company. Contributions for the years ended December 31, 2007 and 2006, and the period of February 1, 2005 to December 31, 2005 were $42, $35, and $1, respectively. The agreed contribution rate for the year ended December 31, 2007 and 2006, was 10% of the employee’s salary. This plan did not exist until the MIM Acquisition on December 16, 2005.

The Company also has benefit arrangements for employees in Canada and Singapore which have limited participants and related costs to the Company.

19. RELATED PARTY TRANSACTIONS

In connection with the Recapitalization Transaction on May 11, 2007, the Company paid a fee to the manager of Fund IV of $2,006 for certain related financing advisory services. This financing fee has been recorded as a reduction in the general partnership basis of Fund IV on the consolidated balance sheet at December 31, 2007 and is presented as a reduction to distributions to partners, net of reinvestment on the consolidated statement of cash flows.

Distributions of $327,087 to partners includes a distribution of $22,864 to MIH, which sold all of its investment in the Company in conjunction with the Recapitalization Transaction. Also in connection with the Recapitalization Transaction, an employee pension fund of the ultimate parent company of a Company customer purchased approximately 14% of EM II LP common limited partnership units, on a fully diluted ownership basis. There was no direct or indirect investment in the Company prior to May 11, 2007. For the years ended December 31, 2007 and 2006, the Company had sales to this customer of $37,955 and $50,032, respectively, in the normal course of business. As of December 31, 2007 and 2006, the Company has $9,532 and $8,899, respectively, of accounts receivable from this customer included in accounts receivable on its consolidated balance sheets.

Effective December 1, 2007, EM Canada entered into a seven year lease agreement with a company owned by two EM Canada employees which expires on November 30, 2014. Annual rental payments under the lease total $24. Prior to entering into the lease, the Company obtained competitive quotes from an unrelated party to determine the reasonableness of the annual lease payments to comparable market leases.

Subsequent to the MIM Acquisition on December 16, 2005, MIM UK and its subsidiary continued to have limited transactions with MIM’s previous owner, MIH, which was also a minority shareholder of Edgen/Murray, L.P. As of December 31, 2007 and 2006 amounts due from these related parties included in accounts receivable on the Consolidated Balance Sheets were $25 and $377, respectively, and amounts due to these related parties included in accounts payable on the Consolidated Balance Sheets were $63 and $190, respectively. EM Europe continued to trade with certain subsidiaries of MIH in the normal course of business. Sales to the Murray Group companies were $527, $1,003, and $43 for the years ended December 31, 2007 and 2006, and the period February 1, 2005 to December 31, 2005, respectively. Purchases from MIH were $899 and $941 for the years ended December 31, 2007 and 2006, respectively. There were no purchases from MIH for the period February 1, 2005 to December 31, 2005. Through the end of 2006, PAL continued to use certain resources and processes other MIH companies, such as information systems and network engineering. Fees for these services were generally estimated and paid quarterly with an annual make whole payment for any outstanding amounts. Fees were $467 and $22 for the year ended December 31, 2006 and the period of February 1, 2005 and December 31, 2005, respectively. There were no fees for these services during the year ended December 31, 2007.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands)

June 30, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,829
Accounts receivable — net of allowance for doubtful accounts of $1,519	198,459
Inventory	249,158
Income tax receivable	1,802
Prepaid expenses and other current assets	13,316
Deferred tax asset — net	2,252

Total current assets	501,816
PROPERTY, PLANT AND EQUIPMENT — Net	44,852
GOODWILL	86,800
OTHER INTANGIBLE ASSETS	90,402
OTHER ASSETS	178
DEFERRED TAX ASSET — Net	1,489
DEFERRED FINANCING COSTS	13,048

TOTAL	$738,585

See accompanying notes to condensed consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands)

June 30, 2008
LIABILITIES AND PARTNERS’ (DEFICIT) CAPITAL
CURRENT LIABILITIES:
Managed cash overdrafts	$37
Accounts payable	147,875
Accrued expenses and other current liabilities	30,290
Accrued interest payable	4,568
Current portion of capital lease	325
Current portion of long term debt	4,277

Total current liabilities	187,372
DEFERRED TAX LIABILITY — Net	26,888
OTHER LONG-TERM LIABILITIES	11,202
CAPITAL LEASE	22,388
LONG TERM DEBT	530,278

Total liabilities	778,128
COMMITMENTS AND CONTINGENCIES
PARTNERS’ (DEFICIT) CAPITAL	(39,543)

TOTAL	$738,585

See accompanying notes to condensed consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007

(In thousands, except per unit data)

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
SALES	$567,538	$406,075
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	453,965	324,601
Selling, general, and administrative expense	42,493	35,110
Depreciation and amortization expense	12,288	8,504

Total operating expenses	508,746	368,215

INCOME FROM OPERATIONS	58,792	37,860
OTHER INCOME (EXPENSE):
Other income	1,661	2,612
Loss on prepayment of debt	—	(31,385)
Interest expense — net	(22,864)	(23,255)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	37,589	(14,168)
INCOME TAX EXPENSE (BENEFIT)	9,760	(6,005)

NET INCOME (LOSS)	27,829	(8,163)
PREFERRED INTEREST	—	1,656

NET INCOME (LOSS) AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$27,829	$(9,819)

NET INCOME (LOSS):
Basic earnings (loss) per unit	$142.80	$(36.74)

Diluted earnings (loss) per unit	$134.11	$(36.74)

WEIGHTED AVERAGE COMMON UNITS:
Basic	194,881	267,254

Diluted	207,511	284,367

See accompanying notes to condensed consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PARTNERS’ (DEFICIT) CAPITAL

(In thousands, except unit data)

	Common Partnership Interests	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE — January 1, 2008	$(64,899)	$(3,587)	$(68,486)
Net income	27,829	—	27,829
Accumulated comprehensive income (loss):
Derivatives:
Unrealized gains on foreign currency exchange contracts — net of tax	—	998	998
Unrealized losses on interest rate derivatives — net of tax	—	(707)	(707)
Foreign currency translation	—	(277)	(277)
Amortization of restricted common limited partnership units	588	—	588
Amortization of unit options	512	—	512

BALANCE — June 30, 2008	$(35,970)	$(3,573)	$(39,543)

General Partners	1
Limited Partners	(35,971)

Total	(35,970)

See accompanying notes to condensed consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$27,829	$(8,163)
Adjustments to reconcile net income (loss) to net cash provided by (used in) provided by operating activities:
Depreciation and amortization	12,288	8,504
Amortization of deferred financing costs	1,234	1,863
Non-cash accrual of interest on note payable	168	—
Accretion of discount on long term debt	—	176
Loss on prepayment of debt	—	31,385
Unit-based compensation expense	1,100	394
Provision for doubtful accounts	193	111
Deferred income tax expense (benefit)	254	(585)
Gain on foreign currency transactions	(2,140)	(1,394)
Loss (gain) on sale of property, plant and equipment	4	(22)
Changes in assets and liabilities:
Increase in accounts receivable	(22,053)	(15,153)
Increase in inventory	(21,334)	(50,291)
Decrease (increase) in income tax receivable	3,731	(8,818)
(Increase) decrease in prepaid expenses and other current assets	(10,340)	666
Increase in accounts payable	9,284	3,408
Increase (decrease) in accrued expenses and other liabilities	6,089	(5,775)
Increase (decrease) in income tax payable	2,605	(7,390)
Increase in other	28	147

Net cash provided by (used in) operating activities	8,940	(50,937)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of PetroSteel — net of cash acquired	—	(24,605)
Purchase of property, plant and equipment	(3,029)	(2,725)
Proceeds from the sale of property, plant and equipment	8	67

Net cash used in investing activities	(3,021)	(27,263)

(Continued)

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long term debt	$—	$500,000
Proceeds from issuance of common units/shares	—	155,100
Deferred financing costs and financing advisory fees to the manager of Fund IV	(113)	(14,872)
Principal payments on notes payable, long term debt and capital leases, including prepayment fees	(2,284)	(280,543)
Proceeds under revolving credit agreements	120,784	129,271
Payments under revolving credit agreements	(137,097)	(78,624)
Proceeds under temporary loans	—	10,056
Payments under temporary loans	—	(10,056)
Distributions to limited partners	—	(327,087)
(Decrease) increase in managed cash overdraft	(14)	5,784

Net cash (used in) provided by financing activities	(18,724)	89,029
Effect of foreign currency exchange rate on cash	1,177	(681)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,628)	10,149
CASH AND CASH EQUIVALENTS (Beginning of year)	48,457	15,858

CASH AND CASH EQUIVALENTS (End of year)	$36,829	$26,007

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the period for:
Interest	$22,157	$19,183

Income taxes	$7,870	$11,739

Income tax refunds	$4,668	$415

NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of note payable in connection with acquisition of PetroSteel	$—	$4,000

Issuance of Edgen Murray II, L.P. common limited partnerships units—PetroSteel Acquisition	$—	$8,000

Exchange of Edgen Murray Corporation and Pipe Acquisition Limited common shares for Edgen Murray II, L.P. common limited partnership units	$—	$45,295

Issuance of Edgen Murray II, L.P. restricted common units	$—	$1,733

Preferred interest on Edgen/Murray, L.P. preferred unites	$—	$1,656

(Concluded)

See accompanying notes to consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007

(In thousands, except per unit data)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations — Edgen Murray II, L.P. (“EM II LP” or the “Company”) (formerly Edgen/Murray, L.P.) through its subsidiaries, has operations in North America, the United Kingdom (“UK”), Singapore and the United Arab Emirates (“UAE”) and sales offices in Perth, Australia, and Shanghai, China. The Company is headquartered in Baton Rouge, Louisiana.

The Company sells, and distributes specialized, high performance steel products for use primarily in niche applications in the energy infrastructure market. The Company’s products are generally highly engineered prime carbon or alloy steel pipe, pipe components, valves and high grade structural sections and plates, which are designed to withstand the effects of corrosive or abrasive materials and possess performance characteristics required in extreme operating conditions, including high pressure and high/low temperature environments. These products are utilized globally by customers, from exploration and production, construction of offshore oil and gas platforms and wellheads, gathering and transmission, and refining and processing to maintenance, repair, and operations (“MRO”). The Company also distributes valves and actuation packages that are utilized by customers in the exploration and production, gas transmission, and industrial markets to control, direct, and measure the flow of oil, natural and other gases, and liquids.

Organization — Edgen Murray II, L.P. is a Delaware limited partnership formed April 3, 2007 by JCP IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively “Fund IV”), to acquire the common shares of Edgen/Murray, L.P.’s operating subsidiaries. On May 11, 2007, EM II LP, including institutional investors and existing management, acquired the assets of Edgen/Murray, L.P.; the assets consisted primarily of the common shares of Edgen Murray Corporation (“EMC”) and Pipe Acquisition Limited (“PAL”). The formation of EM II LP, the acquisition of the assets of Edgen/Murray, L.P. and the related financing transactions are referred to as the “Recapitalization Transaction” (see Note 2).

Significant Accounting Policies

Basis of Presentation — The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”). The consolidated financial statements include the accounts of Edgen Murray II, L.P. and its wholly owned subsidiaries (see organizational chart above). Because Edgen Murray II, L.P. and Edgen/Murray, L.P. were controlled by the same principals of Fund IV and Fund III, the acquisition of Edgen/Murray, L.P. by Edgen Murray II, L.P. has been accounted for as a transaction among entities under common control. As a result, the historical carryover basis of the acquired assets and liabilities has been maintained. This methodology is similar to the “pooling” method of accounting, and fair value purchase accounting has not been applied. As a result, the fair value of acquired assets and liabilities, including goodwill and other intangibles, were not recorded at the date of the Recapitalization Transaction.

Interim Financial Information — Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations promulgated by the United States Securities and Exchange Commission. However, management believes that the disclosures contained herein are adequate to make the information presented not misleading. The unaudited financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2007.

Use of Estimates — The preparation of the Company’s condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable and inventory, the recoverability of goodwill and other intangible assets, and in establishing a valuation allowance, if any, on deferred tax assets.

Earnings Per Unit — Earnings per partnership unit (“EPU”) is presented under two formats: basic EPU and diluted EPU. Basic EPU is computed by dividing net income (after deducting dividends and interest on preferred securities) by the weighted average number of units outstanding during the period, excluding non vested units. Diluted EPU is computed by dividing net income by the weighted average number of units outstanding and non vested units.

The weighted average number of units used in the basic and diluted EPU computations for the six months ended June 30, 2008 and 2007 have been adjusted to convert the units prior to the formation of EM II LP into the equivalent number of EM II LP common limited partnership units as follows (in thousands, except per unit data):

	June 30, 2008	June 30, 2007
Earnings (loss) as used for basic and diluted earnings per unit	$27,829	$(9,819)

Weighted average number of common units outstanding as used in computation of basic EPU	194,881	267,254
Effect of dilutive securities — assumed exercise of outstanding non-vested common unit awards	12,630	17,113

Weighted average number of common units used in computation of diluted EPU	207,511	284,367

Basic earnings (loss) per unit	$142.80	$(36.74)

Diluted earnings (loss) per unit	$134.11	$(36.74)

New Accounting Standards — From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board which are adopted by the Company as of the specified effective date.

SFAS No. 141 (revised 2007), Business Combinations — In December 2007, the FASB issued SFAS No. 141(R), SFAS No. 141 (revised 2007) Business Combinations, which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS No. 141(R) on its results of operations or financial condition.

SFAS No. 157, Fair Value Measurements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which establishes a single authoritative definition of fair value, sets out a frame-work for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 applies to fair value measurements that are already required or permitted by existing standards except for measurements of share based payments and measurements that are similar to, but not intended to be, fair value. SFAS No. 157 does not impose any additional fair value measurements in financial statements and is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued a one-year deferral of SFAS No. 157 for all nonfinancial assets and liabilities, except those that are recorded or disclosed at fair value on a recurring basis. The adoption of SFAS No. 157 did not have a material impact on the Company’s consolidated financial statements. See Note 16.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment to FASB Statement No. 115 — In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to FASB Statement No. 11, which is effective for the Company on January 1, 2008. This standard gives us the option to measure certain financial instruments and other items at fair value, with changes in fair value recognized in earnings. The Company did not elect the fair value option for any additional financial instruments or other items.

SFAS No. 160 , Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 — In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51, effective for the Company January 1, 2009. Ownership interests in subsidiaries held by third parties, which are currently referred to as minority interests, will be presented as noncontrolling interests and shown separately within equity on the consolidated balance sheet. Any changes in our ownership interests while control is retained will be treated as equity transactions. In addition, this standard requires presentation and disclosure of the allocation between controlling and noncontrolling interests’ income from continuing operations, discontinued operations, and comprehensive income and a reconciliation of changes in the consolidated statement of equity during the reporting period. The presentation and disclosure requirements of the standard will be applied retrospectively for all periods presented. All other requirements will be applied prospectively. The Company is evaluating the impact SFAS No. 160 will have on its consolidated financial statements.

SFAS No. 161 Disclosures about Derivative Instruments and Hedging Activities — In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of SFAS No. 161 is not expected to have a material impact on our consolidated financial statements.

SFAS No. 162 Hierarchy of Generally Accepted Accounting Principles — In May 2008, the FASB issued SFAS No. 162, Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”) which is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement will be effective 60 days following the U.S. Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendment to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” We are currently evaluating the potential impact, if any, of the adoption of SFAS 162 on our consolidated financial statements.

2. RECAPITALIZATION

On May 11, 2007, Edgen Murray II, L.P. entered into a series of transactions to acquire the common shares of Edgen/Murray, L.P.’s operating subsidiaries. These transactions included, among other things, new equity and debt financing. Immediately prior to the Recapitalization Transaction, Edgen/Murray, L.P. distributed its assets, the shares in EMC and PAL, to its partners. These transactions are referred to collectively as the “Recapitalization Transaction.”

The total Recapitalization Transaction proceeds were $693,725, which came from:

•	the issuance of Edgen Murray II, L.P. common limited partnership units of $155,100 to existing and new partners;

•	the issuance of $500,000 in new debt under Secured First Lien and Second Lien Credit Agreements (“Term Loans”); and

•	borrowings of $38,625 under a new $150,000 Senior Secured Credit Agreement (“Revolving Credit Agreement”).

EM II LP was capitalized with contributed capital of $75,100 from new financial institutional investors and management, and $80,000 from Fund IV. EM II LP then contributed $145,100 in cash to EM Cayman, a newly formed holding company, in exchange for its common shares and $10,000 in cash to Edgen Murray Merger Co. (“Merger Co.”), a U.S. merger company, for its common shares.

Simultaneously, Merger Co. and EM Cayman issued $355,000 and $145,000, respectively, of Term Loans. The proceeds from the capital contributions and the new Term Loans were used to complete the Recapitalization Transaction under a Master Transaction Agreement (the “Master Transaction Agreement”) dated May 11, 2007 as follows:

EM II LP purchased PAL common shares from certain partners of Edgen/Murray, L.P. for $159,147 and the remaining PAL common shares with a fair value of $30,514 were directly contributed to EM Cayman by certain partners. EM II LP subsequently contributed the PAL common stock to EM Cayman for common shares of EM Cayman.

EM Cayman made a cash capital contribution to PAL and its subsidiaries, which was used to (i) prepay PAF’s outstanding $130,000 Senior Secured Floating Rate Notes due 2010 on June 11, 2007 at a redemption price equal to 103% of the aggregate principal amount, plus accrued and unpaid interest for a total of $141,721 and (ii) pay EM Europe’s outstanding borrowings of $13,732 under its existing senior credit facility with the Bank of Scotland.

EM II LP then purchased a portion of EMC common shares from certain partners of Edgen/Murray, L.P. for $167,940 and the remaining EMC common shares with a fair value of $14,781 were contributed to Merger Co. by certain partners. EM II LP then contributed all of its shares in EMC to Merger Co., which subsequently merged with and into EMC, the surviving entity.

EMC used the cash proceeds to (i) prepay its outstanding $136,000 9 7/8% Senior Secured Notes due 2011 at a redemption price, including a make-whole payment of 104.938%, with accrued interest for a total of $151,063, (ii) repay amounts outstanding under its existing senior credit facility with GMAC Commercial Finance LLC of $19,031, (iii) repay amounts outstanding under a short-term JPM Chase sub-facility of $10,056, and (iv) through its wholly owned subsidiary, EM LLC acquired the assets of PetroSteel for $24,718 in cash, $4,000 note payable to the sellers, and $8,000 in Edgen 8.5% Preferred Compounding Preferred Stock, which was subsequently exchanged by the sellers for EM II LP common limited partnership units with a fair value of $8,000, and a cash earn-out payment of up to $12,000, over a three-year term to be determined in each fiscal year on the anniversary date of the acquisition.

Transaction related expenses of $20,292 include $15,786 which has been capitalized as deferred financing costs on the consolidated balance sheet, $2,006 which has been recorded as a reduction in partners’ capital, and approximately $2,500 which has been expensed within selling, general and administrative expenses in the consolidated statement of operations.

3. ACQUISITIONS

Petro Steel International, L.P. and Petro Steel International, LLC — On May 11, 2007, EMC executed an Asset Purchase Agreement with Edgen Murray LLC, a wholly owned subsidiary of EMC, Petro Steel International, L.P. and Petro Steel International, LLC (together, “PetroSteel”), and their owners. Pursuant to the Asset Purchase Agreement, EMC acquired substantially all of the assets and certain liabilities of PetroSteel. PetroSteel is a U.S.-based distributor of specialty offshore grade steel plates and profiles. PetroSteel offers turnkey services applicable for major offshore construction projects as well as petrochemical, hydroelectric, nuclear, mining and aggregate projects. PetroSteel is located in Pennsylvania.

The purchase price for the assets consisted of $24,718 in cash (including acquisition costs of $524), a $4,000 three year subordinated note, equity securities having a fair market value of $8,000, a cash earn-out payment of up to $12,000, over a three year term to be determined on each fiscal year of the anniversary date of the acquisition, and the assumption of certain working capital liabilities of PetroSteel. The cash purchase price was funded through the Recapitalization Transaction (see Note 2). PetroSteel’s operating results have been included in the Company’s consolidated statement of operations from the date of the acquisition.

The purchase price allocation related to PetroSteel was completed as of December 31, 2007. On May 11, 2008, the sellers of PetroSteel earned $4,000 of the earn-out payment and such amount was recorded to increase goodwill and an accrued liability at June 30, 2008.

Equipment Valve & Supply, Inc. — On August 31, 2007, EMC executed a Stock Purchase Agreement to acquire the share capital of Equipment Valve & Supply, Inc. (“EVS”) for an aggregate purchase price of approximately $6,051 (including acquisition costs of $51). EVS is a U.S.-based stocking distributor of valves and actuated packages with sales primarily in the Gulf Coast market place. The specialty valve market serves as a complementary product to EMC’s existing product line. EVS’ operating results have been included in the Company’s consolidated statement of operations from the date of the acquisition.

The purchase price allocation related to EVS was completed as of December 31, 2007.

The following table reflects the unaudited pro forma revenue and net income for the six months ended June 30, 2007 presented as if the Recapitalization Transaction, PetroSteel, and EVS acquisitions had taken place as of January 1, 2007 including the impact of purchase accounting and the associated financing described in Note 2:

Six Months Ended June 30, 2007
Sales	$448,852

Net income	$(9,849)

Basic earnings per unit	$(51.94)

Diluted earnings per unit	$(51.94)

Weighted average number of common units outstanding as used in computation of basic EPU	189,627

Weighted average number of common units used in computation of diluted EPU	189,627

The unaudited pro forma consolidated financial information does not purport to represent what the Company’s financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Company’s future results of operations.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30, 2008 consisted of the following:

Land and land improvements	$12,573
Building	29,070
Equipment and computers	26,342
Leasehold improvements	2,390
Work in progress	814

71,189
Less accumulated depreciation	(26,337)

Property, plant and equipment — net	$44,852

During the six months ended June 30, 2008, the Company incurred capital expenditures and costs related to the enhancement of its information technology (“IT”) infrastructure to support its worldwide operations. Certain IT infrastructure equipment is not expected to be placed into service until 2008 and has been recorded as work in progress as of June 30, 2008.

Substantially all of the Company’s property, plant and equipment serves as collateral for the Company’s long-term debt (see Note 7). Depreciation expense for the six months ended June 30, 2008 and 2007 was $2,152 and $1,943, respectively.

5. INTANGIBLE ASSETS

Intangible assets at June 30, 2008 consisted of the following:

Customer relationships	$59,065
Non-competition agreements	17,813
Tradenames	13,510
Trademarks	14

$90,402

Customer relationships and non-competition agreements are subject to amortization while tradenames have indefinite lives and are not subject to amortization. The Company’s backlog intangible assets were fully amortized as of June 30, 2008. Amortization expense was $10,136 and $6,561, for the six months ended June 30, 2008 and 2007, respectively. Accumulated amortization of intangible assets at June 30, 2008 was $52,076, which consists of $37,100, $4,197, and $10,779 related to customer relationships, non-competition agreements, and backlog, respectively.

The weighted average amortization period for customer relationships was six years and seven years at June 30, 2008. The weighted average amortization period for non-competition agreements was six years at June 30, 2008.

Scheduled amortization expense for the next five years is $18,905, $17,437, $17,422, $17,392, and $16,999, respectively.

6. GOODWILL

Under SFAS No. 142, Goodwill and Intangible Assets, an impairment test is required to be performed upon adoption and at least annually thereafter. Material amounts of recorded goodwill attributable to each of the Company’s reporting units were tested on January 1, 2008 for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined using discounted cash flows, and guideline company multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital, and guidelines company multiples for each of the reportable units. On an annual basis (absent any impairment indicators), the Company expects to perform its impairment tests during the first quarter. Based on the impairment test, the Company recognized no impairment charge in 2007.

The following table reflects changes to goodwill during the six months ended June 30, 2008:

Balance — January 1, 2008	$82,877
PetroSteel earnout adjustment (see Note 3)	4,000
Foreign currency translation adjustment	(77)

Balance — June 30, 2008	$86,800

See Note 15 for a description of goodwill and other intangible assets by reportable segment.

7. CREDIT ARRANGEMENTS AND LONG-TERM DEBT

Credit arrangements and long-term debt consisted of the following at June 30, 2008:

$150,000 Revolving Credit Facility, interest accrues at a rate of 3.95% to 5.25%	$34,390
$425,000 First Lien Term Loan (“First Lien Term Loan”), interest accrues at the 3 month LIBOR plus 2.75% for Eurodollar Loans and Prime plus 1.75% for Base Rate Loans (5.37% and 6.75% at June 30, 2008); secured by a lien on the assets of EMC and subsidiaries and EM Cayman subsidiaries due May 11, 2014	420,750
$75,000 Second Lien Term Loan (“Second Lien Term Loan”) interest accrues at the 3 month LIBOR plus 6.25% for Eurodollar Loans and Prime plus 5.25% for Base Rate Loans (8.94% and 10.25% at June 30, 2008); secured by a lien on the assets of EMC and subsidiaries and EM Cayman subsidiaries due May 11, 2015	75,000
Note payable to sellers of PetroSteel, interest accrues at 8% compounding annually, with payment due May 11, 2010 (includes $368 of accrued interest)	4,368
Various other debt; monthly payments range up to $1; at an interest rate of 7.25% per annum commencing July 2005 through maturity in June 2010; secured by equipment	47

Total	534,555
Less current portion	(4,277)

Long term debt	$530,278

Revolving Credit Agreement — On May 11, 2007, a new revolving credit agreement was entered into between JPMorgan Chase Bank and EMC, EM Canada, and EM Europe, jointly (the “Revolving Credit Agreement”). The Revolving Credit Agreement is a $150,000 global credit facility with designated sub-facility limits of $140,000 for EMC, $7,500 for EM Canada, $50,000 for EM Europe and $10,000 for EM Pte. EMC has the ability to utilize $140,000 to the extent of any unutilized sub-limits of EM Europe and EM Canada. In addition, EM Europe may utilize the remainder of EMC’s availability minus $15,000 up to their $50,000 sub-facility limit.

On February 19, 2008, the Company finalized certain administrative procedures and agreements to include EM Pte with their own sub-facility limit of $10,000 in the Revolving Credit Agreement; trade accounts receivable and inventories of EM Pte secure the sub-facility limit. As a result, EM Pte. joined in the Revolving Credit Agreement with a sub-facility limit of $10,000, and simultaneously the EMC sub-facility limit was reduced by $10,000 to $140,000; in addition, a letter of credit which supported the local facility with HSBC totaling $17,000 was cancelled.

Credit availability for each entity is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sub-limits as defined by the Revolving Credit Agreement. The entities may utilize the Revolving Credit Agreement for borrowings as well as for the issuance of bank guarantees, letters of credit and other permitted indebtedness. The Revolving Credit Agreement is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada, and EM Europe. Additionally, the common shares of EM Pte and EM FZE secure the portion of the facility utilized by EM Europe.

Subsequent to June 30, 2008, the Company exercised the $25,000 accordion feature of the Revolving Credit Agreement which increased the commitments from $150,000 to $175,000. The $25,000 increase in commitments is to be utilized for additional letter of credit capacity, which includes among other things, performance bonds and financial guarantees. As a result, the EMC sub-facility limit was increased from $140,000 to $165,000 of the total facility to the extent of any unutilized sub-limits of EM Europe and EM Canada.

The Revolving Credit Agreement is guaranteed by EM II LP. Additionally, the EM Europe sub-facility limit is also guaranteed by PAL, EM Cayman and EM Canada. EM Europe, PAL, and EM Cayman also guarantee the $7,500 sub-facility limit for EM Canada.

The Revolving Credit Agreement contains affirmative and negative covenants, including a fixed charge ratio of not less than 1.25 to 1.00 if the Company’s aggregate availability is reduced below $25,000, or the sum of EMC and EM Canada availability is less than $15,000 until the date that both aggregate availability is greater than $30,000, and the sum of EMC and EM Canada availability is greater than $20,000 for a consecutive ninety days, and no default, or event of default exists or has existed during the period. The Revolving Credit Agreement also provides for limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers, and the sale of assets. As of June 30, 2008, the Company was in compliance with the affirmative and negative covenants required by the Revolving Credit Agreement, and the Company’s aggregate availability exceeded the thresholds described above.

As of June 30, 2008, the outstanding balance for cash borrowings under the Revolving Credit Agreement was $34,390, which was comprised of balances outstanding at EMC and EM Canada of $30,929 and $3,461 at interest rates of 4.41% and 4.75%, respectively. Outstanding letters of credit totaled $34,705, including a letter of credit issued to HSBC in the amount of $11,196 which supports the local credit facility of EM FZE. Total remaining availability under the Revolving Credit Facility at June 30, 2008 was $77,927.

	EMC		EM Canada	EM Europe	EM Pte	Total
Facility	$82,500	(a)	$7,500	$50,000	$10,000	$150,000
Less: Utilization	50,459	(b)	$3,499	$11,104	$7,011	$72,073

Net Availability	$32,041	(a)	$4,001	$38,896	$2,989	$77,927

(a)	Total facility and net availability for EMC is $140,000 and $74,976 respectively, which includes unutilized sub-limits of EM Canada and EM Europe.
(b)	Includes a Letter of Credit in the amount of $11,196 issued to HSBC which supports the local credit facility of EM FZE.

As June 30, 2008, the Company had bank guarantees of $429 with foreign facilities which have been cash collateralized.

EM FZE Local Facility — EM FZE has a $15,000 local credit facility which is currently secured by a letter of credit in the amount of $11,196 issued to HSBC from the Revolving Credit Agreement. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness. This facility is primarily used to support the trade activity of EM FZE. Borrowings on the local facility are charged interest at the prevailing DIBOR rate plus a margin of 1.5%. As of June 30, 2008 there were no borrowings and approximately $13,167 in outstanding letters of credit on the local facility.

The Company is currently in the process of finalizing certain administrative procedures and agreements to include EM FZE with their own sub-facility of $15,000 in the Revolving Credit Agreement. Trade accounts receivable and inventories of EM FZE will secure the limit upon execution of the required agreements.

First and Second Lien Credit Agreements — On May 11, 2007, in addition to the Revolving Credit Agreement, Edgen Murray II, L.P., Edgen Murray Corporation (formerly Merger Co.) and its subsidiaries, and EM Cayman and its subsidiaries entered into First and Second Lien Term Loan Agreements (“Term Loans”) and Guarantee and Collateral Agreements (“GC Agreements”) in connection with the issuance of $500,000 of term debt. Under the GC Agreements, (i) EMC and its domestic subsidiaries jointly and severally, unconditionally and irrevocably guarantee $355,000 of the First and Second Lien Term Loans issued by EMC; this loan is secured by (a) a perfected security interest in all trade accounts receivable and inventories of EMC and its domestic subsidiaries, all investment property, general intangibles and cash deposit accounts, (b) a perfected first-priority security interest in 100% of the capital stock of EMC and its domestic subsidiaries, and (c) a perfected security interest in all other tangible and intangible assets of EMC and its domestic subsidiaries; and (ii) EM Europe and its subsidiaries jointly and severally, unconditionally and irrevocably guarantee $145,000 of the First Lien Term Loan debt issued by EM Cayman; this loan is secured by (a) a perfected security interest in all trade accounts receivable and inventories of EM Europe and its subsidiaries, all investment property, general intangibles and cash deposit accounts, (b) a perfected first-priority security interest in 100% of the capital stock of EM Europe and its subsidiaries, and (c) perfected security interest in all other tangible and intangible assets of EM Europe and its subsidiaries.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral, as described above, and which secures the $500,000 First and Second Lien Term Loans and related guarantees, is contractually subordinated to the liens securing the Revolving Credit Facility and related guarantees.

Beginning in 2009, the Term Loans also require mandatory annual principal prepayments from excess cash flow as defined by the Term Loan agreements based on audited financial statements for the year ending December 31, 2008. Such mandatory prepayments are required to be paid within five days of the issuance of the Company’s audited financial statements, which must be filed within ninety days after the Company’s year end.

The Term Loan agreements contain affirmative and negative covenants, including a leverage ratio not to exceed 5.50 to 1.00 through September 30, 2008, 5.00 to 1.00 through September 30, 2009, and 4.50 to 1.00 thereafter. The leverage ratio, as defined, requires net debt (total debt less cash on hand) to be maintained at an acceptable ratio to earnings before interest, depreciation and amortization, and income taxes, subject to certain specific adjustments. The Term Loan Agreements also provide for limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers, and the sale of assets. As a result, these agreements restrict substantially all of the net assets of our subsidiaries, except for nominal amounts allowed for under the agreements, and essentially prohibit the payment of any dividends and transfers of funds in the form of cash dividends, loans or advances without the consent of our lenders. As of June 30, 2008, the Company was in compliance with the affirmative and negative covenants contained in the Term Loan agreements.

Note Payable to Sellers of PetroSteel — In connection with the acquisition of the assets of PetroSteel, the Company entered into a three year, $4,000 subordinated note with the sellers of PetroSteel, with principal and interest due May 2011, which accrues interest at a rate of 8% per annum compounded annually (see Note 3).

Third Party Guarantees — In the normal course of business, EMC and EM Europe provide performance guarantees directly to third parties on behalf of its subsidiaries.

For guarantees that expire within one year, the maximum potential amount of future payments (undiscounted) for non-performance totaled $14,914 at June 30, 2008. For guarantees that do not have an expiration date, the maximum potential amount of future payments (undiscounted) for non-performance totaled $15,310 at June 30, 2008.

8. CAPITAL LEASE

In connection with the MIM Acquisition on December 16, 2005, MIM UK sold land, an office building, and two warehouses at its Newbridge. Concurrent with the sale, MIM UK entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of ten years each unless cancelled by MIM UK. The lease is being accounted for as a capital lease because the net present value of the future minimum lease payments exceeds 90% of the fair value of the leased asset. The lease requires MIM UK to pay customary operating and repair expenses.

The carrying value of the leased fixed assets at June 30, 2008, net of accumulated depreciation of $2,381, is $21,036 and is included in buildings within property, plant and equipment on the balance sheet. Annual future minimum lease payments under the finance lease are approximately $2,394.

At June 30, 2008, the Company has recorded current obligations under the finance lease of $325 and non-current obligations under the finance lease of $22,388. Depreciation expense for the six months ended June 30, 2008 and 2007 was $464 and $462, respectively.

9. PARTNERS’ (DEFICIT) CAPITAL

Common Partnership Units — A common partnership unit (“a common unit”) represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each common units holder. Under the Edgen Murray II, L.P. Partnership Agreement, the general partner must approve all distributions. Any distributions are made in proportion to the number of common units held by each holder of common units.

Restricted Common Units —As of June 30, 2008, all outstanding restricted common partnership units are time-based vesting awards. The Edgen Murray II, L.P. incentive plan authorizes the granting of awards to Edgen Murray employees of up to 47,154 restricted common partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the Edgen Murray II, L.P. Partnership Agreement. As of June 30, 2008,

the Company has 29,269 restricted common limited partnership units with a fair value of $29,269 to certain members of management and other employees. The fair value of restricted units, $1,000 per unit, was based on consideration paid by unrelated third parties in connection with the Recapitalization Transaction on May 11, 2007. The Company believes the amount paid in an arm’s length transaction by the new co-investors is the most recent evidence of the fair value of a common partnership unit on a standalone basis.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company affecting the common partnership units, or any distribution to the unitholders other than a cash distribution, the general partner may make appropriate adjustment in the number and kind of equity interests authorized by the EM II LP Incentive Plan as it determines appropriate.

Unit Options — In October 2007, the General Partner approved the Edgen Murray II, L.P. 2007 Option Plan, (the “EM II LP Option Plan”) to provide limited partnership unit options as incentives and rewards for employees of Edgen Murray. The EM II LP Option Plan terminates five years from its effective date. Under the EM II LP Option Plan, a maximum of 11,050 options can be granted, of which no more than 1,000 unit options may be issued to any one person in one year.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company which in the judgment of the General Partner necessitates action by adjusting the terms of the outstanding awards or units, the General Partner in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate. No fractional units will result, and any fair market value of fractional units will be paid in cash to the holder.

Upon a sale of the Company, the General Partner may (i) accelerate vesting, (ii) terminate unexercised awards with a twenty day notice, (iii) cancel any options that remain unexercised price for such option, (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity, and (v) any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the EM II LP Partnership Agreement, the General Partner, in its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options.

10. EQUITY-BASED COMPENSATION

The Company has plans under which non-vested common partnership unit and options to purchase the Company’s common partnership units (collectively “unit”) have been granted to executive officers, directors, and certain employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized but unissued common limited partnership units. The unit-based compensation expense that has been recorded for these plans within the consolidated statements of operations was as follows for the six months ended June 30, 2008 and 2007:

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
Unit-based compensation expense by type:
Unit options	$512	$—
Restricted unit awards	588	394

Total unit-based compensation expense	1,100	394
Tax benefit recognized	—	—

Unit-based compensation expense — net of income taxes	$1,100	$394

Unit Options — Certain employees receive unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire 10 years from the date of grant and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. As of June 30, 2008 and December 31, 2007 the Company had 11,050 unit options outstanding each with a weighted average exercise price of $1,000. During the six months ended June 30, 2008, there were no unit options granted, exercised, or canceled. Additionally, no unit options vested during the six months ended June 30, 2008.

Restricted Common Units — Certain employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program but generally vest from three years to five years and convert to unrestricted common limited partnership units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period.

At June 30, 2008, there were 29,269 restricted units outstanding. During the six months June 30, 2008, 5,150 restricted common units vested and were transferred to unrestricted. No restricted units were canceled during the six months ended June 30, 2008.

11. INCOME TAXES

Edgen Murray II, L.P. is a U.S. limited partnership and is not directly subject to U.S. income taxes; however, its subsidiaries operate as corporations or similar entity structures in various tax jurisdictions throughout the world. Accordingly, current and deferred corporate income taxes have been provided for in the consolidated financial statements of Edgen Murray II, L.P.

Income tax expense was $9,760 for the six months ended June 30, 2008. The income tax expense is the result of current year earnings. The effective tax rate was approximately 29.6% for the six months ended June 30, 2008.

The income tax benefit for the six months ended June 30, 2007 reflects the loss on the repayment of debt in our Americas and Europe/North Africa segments which reduced our taxable income in high tax jurisdictions. The income tax benefit was offset by taxable income in our Asia/Pacific and Middle East segments which have lower income tax rates, or no income tax.

Effective January 1, 2007, the Company adopted the provisions of SFAS No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). As a result of the implementation of FIN 48, the Company recognized no material liability for unrecognized income tax benefits. The cumulative effect of adopting FIN 48 resulted in no adjustment to retained earnings. As of June 30, 2008 and December 31, 2007, the Company had no unrecognized tax benefits.

12. OTHER INCOME

Other income for the six months ended June 30 2007 of $2,612, includes a foreign exchange gain on the PAL Floating Rate Notes of approximately $760 which were denominated in U.S. dollars on the financial statements of PAF, and the gain reflects the change in the relative value of the U.S. dollar to the UK pound sterling, which strengthened during the six months ended June 30, 2007. As of May 11, 2007, the PAL Floating Rate notes were repaid (See Notes 2 and 7).

For the six months ended June 30, 2008 and 2007, other income (expense) included net unrealized gains of $549 and net unrealized losses of $39 on the fair value of foreign currency exchange contracts, respectively.

13. COMMITMENTS AND CONTINGENCIES

Operating Leases — Through its subsidiaries, the Company leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to twenty-three years with various renewal options. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $1,964 and $1,218 for the six months ended June 30, 2008 and 2007, respectively.

Employment Agreements — In the ordinary course of business, the Company has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal Proceedings — The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

14. CONCENTRATION OF RISKS

For the six months ended June 30, 2008 and 2007, the Company’s ten largest customers represented approximately 25% and 31%, respectively, of the Company’s sales and no one customer accounted for more than 10%. In addition, approximately 60% and 55% of the Company’s consolidated revenues were derived from customers in the oil and gas industry for the six months ended June 30, 2008 and 2007, respectively.

Financial instruments which would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its inventory. For the six months ended June 30, 2008 and 2007, the Company’s ten largest vendors accounted for approximately 43% and 41%, respectively, of the Company’s purchases, and the Company’s single largest vendor accounted for approximately 8% and 9%, respectively, of the Company’s purchases in these periods.

15. SEGMENT AND GEOGRAPHIC AREA INFORMATION

Effective January 1, 2008, the Company’s executive management began managing its operations based on a Western Hemisphere (Americas segment) and Eastern Hemisphere (UK, Singapore and UAE segments) designation.

The Company has four reportable segments based upon the operating results reviewed by the chief operating decision maker, which were primarily determined based upon the geographic locations of the Company’s operations including the Americas, UK, Singapore and UAE. Within each geographical location, our operations have similar characteristics, products, types of customers, purchasing and distribution methods and regulatory environments.

The Americas segment distributes specialty steel pipe, pipe components, high grade structural sections and plates for use in environments that are highly corrosive, abrasive, extremely high or low temperature and/or involve high pressures. These products are sold primarily to the process/petrochemical, power generation, and oil and gas industries. The Americas reporting unit also distributes valves and actuation packages. The Americas segment is headquartered in Baton Rouge, Louisiana and markets products to customers in the United States, Canada and Latin America.

Similar to the Americas segment, the UK, Singapore and UAE segments are distributors of high grade steel tubes, plates and sections to primarily the offshore oil and gas industry. The UK segment, headquartered in Newbridge, Scotland, markets products to customers in Europe, the Caspian Sea region and West Africa. The Singapore segment, headquartered in Singapore and supported by a sales office in Perth, Australia and in Shanghai, China, markets products to customers in the Asia/Pacific region. The UAE segment, headquartered in Dubai, United Arab Emirates, markets products to customers located in the Middle East region and South Asia.

A local management team manages each reportable segment independently, with oversight from the Company’s executive management in Baton Rouge, Louisiana, Houston, Texas, and Newbridge, Scotland.

In addition, certain expenses of Edgen Murray II, L.P., other non-trading expenses and certain assets and liabilities, such as intangible assets, are not allocated to the segments but are included in general company expenses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or losses from operations before income taxes not including nonrecurring gains or losses and discontinued operations. The Company accounts for sales between segments at a margin agreed to between segment management.

The following table presents the financial information for each reportable segment. The prior period segment balances have been restated to be consistent with the current year end structure of the Company:

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
Sales:
Western Hemisphere	$371,424	$251,399
Eastern Hemisphere
UK	88,574	82,934
Singapore	74,431	30,463
UAE	51,047	50,302

	214,052	163,699
Eliminations	(17,938)	(9,023)

	$567,538	$406,075

Intersegment sales:
Western Hemisphere	$4,902	$2,864
Eastern Hemisphere
UK	7,482	3,010
Singapore	472	544
UAE	5,082	2,605

	13,036	6,159
	$17,938	$9,023

Operating income (loss):
Western Hemisphere	$34,860	$19,274
Eastern Hemisphere
UK	13,800	14,403
Singapore	10,674	4,025
UAE	4,833	6,128

	29,307	24,556
General corporate	(5,375)	(5,970)

	$58,792	$37,860

Capital expenditures:
Western Hemisphere	$3,063	$2,481
Eastern Hemisphere
UK	221	292
Singapore	80	93
UAE	158	28

	459	413
General company expenses	—	—

	$3,522	$2,894

During the six months ended June 30, 2008, capital expenditures in the Americas segment includes IT infrastructure expenditures of $81, included in work in progress, which will be utilized by all reportable segments in the future. No allocation of these capital expenditures has been allocated from the Americas segment to the other reportable segments as of June 30, 2008.

The Company’s sales to external customers are attributed to the following countries based upon the Company’s selling location:

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
United States	$350,496	$238,309
Canada	12,670	10,226
UK	82,922	79,924
Singapore	74,338	29,919
UAE	47,112	47,697

	$567,538	$406,075

June 30, 2008
Total assets:
United States	$392,014
Canada	10,231
UK	95,777
Singapore	72,125
UAE	52,015
General company expenses	116,423

$738,585

Property, plant and equipment:
United States	$14,783
Canada	591
UK	22,650
Singapore	5,929
UAE	899
General company expenses	—

$44,852

Goodwill and other intangible assets:
United States	$86,962
Canada	1,346
General company expenses	88,894

$177,202

The Company has not allocated goodwill and other intangibles to the UK, Singapore and UAE segments, but has included goodwill and other intangibles for these segments in general company expenses.

16. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Treasury Policy and Risk Management — Management is responsible for raising financing for operations, managing liquidity, and foreign exchange and interest rate risk. The treasury operations of the Company are conducted under the oversight of management, who receive regular updates of treasury activity. Financial derivatives are entered into for risk management purposes only and we have procedures in place to monitor and control their use.

The Company’s principal risks are its exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by appropriate management including the Chief Financial Officer, the Treasurer and respective local accounting management for all Company locations. Following evaluation of those positions, the Company selectively enters into derivative financial instruments to manage selected exposures.

The Company accounts for certain derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which we refer to as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value.

Currency Exchange Rate Risk — The Company hedges against foreign currency exchange rate-risk, on a case by case basis, using a series of forward contracts to protect against the exchange risk inherent in our transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by SFAS 133. For transactions designated as foreign currency cash flow hedges as defined in SFAS 133, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statement of partners’ capital. These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in other income in the consolidated statements of operations.

At June 30, 2008, the net unrealized gain on the forward contracts deferred in other comprehensive income was $1,471. During the six months ended June 30, 2008, a pre-tax gain of $905 was reclassified from other comprehensive income to the consolidated statement of operations. A pre-tax gain of $566 is expected to be reclassified into earnings from other comprehensive income during 2008.

The fair value of foreign currency exchange contracts outstanding at June 30, 2008 was an asset of $2,186 included in other current assets on the consolidated balance sheet. For the six months ended June 30, 2008 and 2007, a gain of $549 and a loss of $39 have been reflected in other income on the consolidated statement of operations, respectively.

At June 30, 2008, the total notional amount of outstanding foreign currency exchange contracts was $85,201.

Interest Rate Risk — In accordance with our Term Loan agreements, the Company entered into interest rate derivatives to reduce its exposure to interest rate risk related to the floating rate debt. The Term Loan agreements require a minimum of fifty percent of the outstanding Term Loans to be hedged. The Company has entered into two interest rate swaps that converted an aggregate notional principal of $275,000 under its First Lien Term Loan from floating to fixed interest rate payments. As of June 30, 2008, interest payments under the First Lien Term Loan ranged from 5.23 to 5.44 percent, including the applicable spread of 2.75 percent. In the interest derivative transactions, the Company pays fixed rates of interest on an aggregate notional amount of $275,000 ranging from 4.88 to 5.15 percent while simultaneously receiving floating rate interest payments set at 2.69 percent on the same notional amount as of June 30, 2008. These two interest rate swaps will terminate on August 13, 2009. The Company has also entered in an interest rate swap that will begin on August 13, 2009 and will convert a notional principal of $75 million under its First Lien Term Loan from floating interest rate to fixed interest rate payments with a contract to pay fixed rates of interest on an aggregate notional of $75 million at a rate of 4.88 percent while simultaneously receiving floating rate interest payments set at the applicable three-month LIBOR on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

The Company also entered into an interest rate collar with a notional principal amount of $100,000 related to the First Lien Term Loan which allows the Company to incur a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50 percent or falls below the floor rate of 4.88 percent. The interest rate collar term begins in August 13, 2009 and is scheduled to terminate on August 17, 2010.

Additionally, the Company entered into an interest rate swap that converts an aggregate notional principal of $75,000 under its Second Lien Term Loan from floating to fixed interest rate payments. As of June 30, 2008, interest rate payments under the Second Lien Term Loan were set at 8.94 percent including the applicable spread of 6.25 percent. Under this transaction, the Company pays a fixed rate of interest on an aggregate notional principal amount of $75,000 of 5.19 percent while simultaneously receiving a floating rate interest payment currently set at 2.69 percent on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

The fixed rate side on each of the interest rate swaps will not change over the life of the interest rate swaps. The floating rate payments are reset quarterly based on three month LIBOR. The resets are concurrent with the interest payments made on the underlying debt.

The Company concluded that the interest rate swaps and collar qualify as cash flow hedges under the provisions of SFAS No. 133. The swaps and collar are considered substantially effective with ineffectiveness, if any, charged to the Consolidated statements of operations in the period assessed as ineffective. Gains and losses related to the interest rate swaps, net of related tax effects are reported as a component of accumulated other comprehensive income (loss) and will not be reclassified into earnings until the conclusion of the hedge. A net settlement occurs quarterly concurrent with interest payments made on the underlying debt. The settlement is the net difference between the fixed rates payable and the floating rates receivable over the quarter under the interest rate swap contracts. The settlement is recognized as a component of interest expense in the consolidated statements of operations. As of June 30, 2008, the impact of fair market adjustments of the interest rate derivatives was $10,910 and is included in other long-term liabilities on the consolidated financial statements.

Credit Risk — The Company’s credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The Company has no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

Fair Values — Shown below is a comparison by category of the carrying values and the estimated fair value of the Company’s financial assets and financial liabilities, and the associated derivative financial instruments described above. The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments.

The comparison of carrying value and fair value of the Company’s financial instruments at June 30, 2008 is presented below:

	June 30, 2008
	Carrying Value	Fair Value
First Lien Term Loan	$420,750	$367,736
Second Lien Term Loan	75,000	65,625
Cash at bank and in hand	36,829	36,829
Accounts receivable	198,459	198,459
Accounts payable	147,875	147,875
Derivative financial instruments held —
Interest rate swaps and collars	10,910	10,910
Foreign currency exchange contracts	2,186	2,186

The fair value of the First Lien and Second Lien Term Loans, excluding unamortized discount, has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date.

The fair value of derivative instruments is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates. Foreign currency forward contracts fair value includes the value of contracts used as hedges of future sales or purchases.

The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values.

17. RELATED PARTY TRANSACTIONS

In connection with the Recapitalization Transaction, an employee pension fund of the ultimate parent company of a Company customer purchased approximately 14% of EM II LP common limited partnership units, on a fully diluted ownership basis. There was no direct or indirect investment in the Company prior to May 11, 2007. For the six months ended June 30, 2008 and 2007, the Company had sales to this customer of $3,607 and $17,615, respectively, in the normal course of business. As of June 30, 2008, the Company has $3,146 of accounts receivable from this customer included in accounts receivable on its consolidated balance sheets.

Effective December 1, 2007, EM Canada entered into a seven year lease agreement with a company owned by two EM Canada employees which expires on November 30, 2014. Annual rental payments under the lease total $24. Prior to entering into the lease, the Company obtained competitive quotes from an unrelated party to determine the reasonableness of the annual lease payments to comparable market leases.

Subsequent to the MIM Acquisition on December 16, 2005, MIM UK and its subsidiary continued to have limited transactions with MIM’s previous owner, MIH, which was also a minority shareholder of Edgen/Murray, L.P. As of June 30, 2008 the Company had no sales to or purchases from these related parties. Sales to the Murray Group companies were $256 for the six months ended June 30, 2007. Purchases from MIH were $266 for six months ended June 30, 2007.

*  *  *  *  *  *

Report of Independent Registered Public Accounting Firm

To the Partners of Petro Steel International, LLC and Petro Steel International, L.P.

Bala Cynwyd, Pennsylvania

We have audited the accompanying combined statements of operations, members’ and partners’ capital and cash flows of Petro Steel International, LLC (a limited liability company) and Petro Steel International, L.P. (a partnership), both of which are under common ownership and common management, for the period January 1, 2007 to May 11, 2007. These financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The companies are not required to have, nor were we engaged to perform, an audit of their internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined results of operations and cash flows of Petro Steel International, LLC and Petro Steel International, L.P. for the period January 1, 2007 to May 11, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the combined statements of operations, members’ and partners’ capital and cash flows of the companies were acquired by Edgen Murray LLC on May 11, 2007.

New Orleans, Louisiana

September 1, 2008

PETRO STEEL INTERNATIONAL, LLC AND

PETRO STEEL INTERNATIONAL, L.P.

COMBINED STATEMENT OF OPERATIONS

FOR THE PERIOD JANUARY 1, 2007 TO MAY 11, 2007

(In thousands)

SALES	$33,452
OPERATING EXPENSES:
Cost of sales	27,629
Selling, general, and administrative	1,139

Total operating expenses	28,768

INCOME FROM OPERATIONS	4,684
OTHER INCOME (EXPENSE):
Other expense	(240)
Interest income — net	44

NET INCOME	$4,488

See accompanying notes to combined statements of operations, members’ and partners’ capital and cash flows.

PETRO STEEL INTERNATIONAL, LLC AND

PETRO STEEL INTERNATIONAL, L.P.

COMBINED STATEMENT OF MEMBERS’ AND PARTNERS’ CAPITAL

FOR THE PERIOD JANUARY 1, 2007 TO MAY 11, 2007

(In thousands)

	Members’ Capital	Partners’ Capital	Intercompany Elimination	Total
Capital — Beginning of period	$(100)	$13,423	$(161)	$13,162
Net income	232	4,299	(43)	4,488
Distributions	—	(6,605)	—	(6,605)

Capital — End of period	$132	$11,117	$(204)	$11,045

See accompanying notes to combined statements of operations, members’ and partners’ capital and cash flows.

PETRO STEEL INTERNATIONAL, LLC AND

PETRO STEEL INTERNATIONAL, L.P.

COMBINED STATEMENT OF CASH FLOWS

FOR THE PERIOD JANUARY 1, 2007 TO MAY 11, 2007

(In thousands)

January 1, 2007 to May 11, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,488
Adjustments to reconcile net income to net cash used in operating activities:
Loss on foreign currency transactions	157
Changes in assets and liabilities:
Decrease in accounts receivable	4,373
Increase in inventory	(1,507)
Increase in prepaid expenses	(401)
Increase in accounts payable	118
Increase in accrued expenses	40
Decrease in accrued profit sharing	(163)
Decrease in deposit on sales	(5,076)

Net cash provided by operating activities	2,029

CASH FLOWS FROM INVESTING ACTIVITIES—
Increase in restricted cash.	(116)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of credit insurance note	(16)
Proceeds under line of credit	25,103
Payments under line of credit	(20,397)
Distributions to partners	(6,605)

Net cash used in financing activities	(1,915)

Net decrease in cash and cash equivalents	(2)
Cash and cash equivalents (beginning of period)	2

Cash and cash equivalents (end of period)	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$90

See accompanying notes to combined statements of operations, members’ and partners’ capital and cash flows.

PETRO STEEL INTERNATIONAL, LLC AND

PETRO STEEL INTERNATIONAL, L.P.

NOTES TO COMBINED STATEMENTS OF OPERATIONS, MEMBERS’ AND PARTNERS’

CAPITAL AND CASH FLOWS

FOR THE PERIOD JANUARY 1, 2007 TO MAY 11, 2007

(IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Description of Operations — The combined statements of operations, members’ and partners’ capital and cash flows include Petro Steel International, LLC and Petro Steel International, L.P. (“PetroSteel”), which are related by common ownership and common management.

Petro Steel International, LP was formed in 2005 with certain net assets transferred from Petro Steel International, LLC. PetroSteel is a U.S.-based distributor of specialty offshore grade steel plates and profiles. PetroSteel offers turnkey services applicable for major offshore construction projects as well as petrochemical, hydroelectric, nuclear, mining and aggregate projects. PetroSteel is located in Bala Cynwyd, Pennsylvania.

On May 11, 2007, PetroSteel was acquired by Edgen Murray Corporation (“EMC”). The accompanying financial statements were prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission.

Accounting Principles — The combined statements of operations, members’ and partners’ capital, and cash flows and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the combined statements of operations, members’ and partners’ capital, and cash flows in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents — PetroSteel considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition — Revenue is recognized on product sales when products are shipped or at the time of delivery, depending on the terms of the sale and when the customer takes title and assumes risk of loss. Revenue is recorded, net of discounts, rebates, value added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs incurred are included as a component of cost of sales on the combined statement of operations.

Depreciation and Amortization — Depreciation and amortization of property and equipment are calculated using an accelerated method over the estimated useful lives of the related assets.

Guaranteed Payments — Guaranteed payments that are intended as compensation for services provided are accounted for as selling, general, and administrative expenses rather than as distributions of net income.

Foreign Currency Translation — PetroSteel may purchase steel from European suppliers in euros. If option contracts are not utilized, PetroSteel may purchase euros outright. A gain or loss is reported based on the difference between the foreign currency translation on the date the invoice and corresponding payable is recorded, rather than the date the invoice was actually paid.

Income taxes — PetroSteel elected to be treated as partnerships for income tax purposes. Accordingly, income taxes are the responsibility of the members and partners. As a result the combined statements of operations include no provision for income taxes for the companies.

2. RESTRICTED CASH

At May 11, 2007, PetroSteel had $6,838 on deposit in a money market account, which is restricted as collateral against a standby letter of credit issued by the PetroSteel’s lending institution. This deposit is restricted as long as the letter of credit is in existence.

3. CONCENTRATIONS

Cash — PetroSteel maintains its cash balances in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. As of May 11, 2007, none of the accounts were in excess of insured limits.

Customers — PetroSteel had sales to five major customers, which approximated 68% of total sales for the period January 1, 2007 to May 11, 2007.

Suppliers — For the period January 1, 2007 to May 11, 2007, PetroSteel had purchases from two major suppliers, which approximated 59% of total purchases for the period January 1, 2007 to May 11, 2007.

4. RELATED-PARTY TRANSACTIONS

PetroSteel sublets office space from Lombard Metals Corporation on a month-to-month basis. Rent paid to the related-party for the period January 1, 2007 to May 11, 2007 was $15.

5. PROFIT SHARING PLAN

PetroSteel maintains a profit sharing plan with a 401(k) provision for the benefit of its employees (the “Plan”). PetroSteel makes a non-elective Safe Harbor match contribution up to 3% of eligible compensation. In addition to the Safe Harbor contribution, PetroSteel may make discretionary contributions. The contribution expense related to the Plan for the period January 1, 2007 to May 11, 2007 was $166.

6. SUBSEQUENT EVENT

Effective May 11, 2007, the Company executed an Asset Purchase Agreement with Edgen Murray LLC, a wholly-owned subsidiary of Edgen Murray Corporation (“EMC”), a subsidiary of Edgen Murray II, L.P. Pursuant to the Asset Purchase Agreement, EMC acquired substantially all of the assets and certain liabilities, comprising the business, of PetroSteel. The purchase price for the assets consisted of $24,718 in cash (including acquisition costs of $524), a $4,000 three year subordinated note, equity securities having a fair market value of $8,000, a cash earn-out payment of up to $12,000, over a three year term to be determined on each fiscal year of the anniversary date of the acquisition, and the assumption of certain working capital liabilities of PetroSteel. On August 25, 2008, $4,000 of the earn-out payment was subsequently paid to the sellers of PetroSteel.

*  *  *  *  *  *

Report of Independent Auditors

To the Directors of Murray International Metals Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Murray International Metals Limited and Subsidiaries at January 31, 2005 and 2004, and the related consolidated profit and loss accounts, statements of total recognized gains and losses, and statements of cash flows for each of the three years in the period ended January 31, 2005 (all expressed in UK pounds). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the companies at January 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the financial statements.

/s/ Deloitte & Touche LLP

Edinburgh, United Kingdom

November 30, 2005

Murray International Metals Limited and Subsidiaries

Consolidated profit and loss accounts

		Years ended January 31,
	Note	2005	2004	2003
		(in thousands)
Turnover		£137,194	£87,315	£89,024
Cost of sales		(105,149)	(70,406)	(73,827)

Gross profit		32,045	16,909	15,197
Distribution expenses		(5,395)	(4,261)	(3,758)
Administrative expenses		(3,898)	(6,828)	(4,313)

Operating profit		22,752	5,820	7,126
Investment income	4	34	24	126
Interest payable and similar charges	5	(360)	(336)	(402)

Profit before taxation	6	22,426	5,508	6,850
Tax on profit	7	(6,435)	(1,703)	(2,069)

Profit after taxation		15,991	3,805	4,781
Minority interests		(296)	(50)	(23)

Profit for the year		£15,695	£3,755	£4,758

The accompanying notes form an integral part of these consolidated financial statements.

Murray International Metals Limited and Subsidiaries

Consolidated statements of total recognized gains and losses

		Years ended January 31,
	Note	2005	2004	2003
		(in thousands)
Profit for the year		£15,695	£3,755	£4,758
Currency translation adjustments	15	(417)	(1,035)	(1,218)

Total recognized gains and losses for the year		£15,278	£2,720	£3,540

The accompanying notes form an integral part of these consolidated financial statements.

Murray International Metals Limited and Subsidiaries

Consolidated balance sheets

		At January 31,
	Note	2005	2004
		(in thousands)
Fixed assets
Tangible assets	9	£16,248	£14,079
Current assets
Stocks		28,337	15,983
Debtors: amounts falling due within one year	10	39,351	20,940
Debtors: amounts falling due after more than one year	10	173	222
Cash at bank and in hand		3,735	2,874

		71,596	40,019
Creditors: amounts falling due within one year	11	(44,469)	(24,104)

Net current assets		27,127	15,915

Total assets less current liabilities		43,375	29,994
Creditors: amounts falling due after more than one year	12	(18)	(37)

Net assets		£43,357	£29,957

Capital and reserves
Called up share capital	14	£111	£111
Share premium account	15	60	60
Profit and loss account	15	42,778	29,648

Equity shareholders’ funds	16	42,949	29,819
Minority interest		408	138

Total capital employed		£43,357	£29,957

The accompanying notes form an integral part of these consolidated financial statements.

Murray International Metals Limited and Subsidiaries

Consolidated cash flow statements

	Note	Years ended January 31,
		2005	2004	2003
		(in thousands)
Net cash inflow from operating activities	17a	£8,378	£11,622	£3,929
Interest received		34	24	147
Interest paid		(365)	(354)	(332)
Dividends paid to minority interests		(26)	(10)	—

Net cash outflow from returns on investments and servicing of finance		(357)	(340)	(185)
UK corporation tax paid		(4,588)	(1,033)	(1,361)
Foreign tax paid		(629)	(585)	(911)

Net cash outflow from taxation		(5,217)	(1,618)	(2,272)
Payments to acquire tangible fixed assets		(2,783)	(492)	(13,449)
Proceeds from disposal of tangible fixed assets		98	28	41

Net cash outflow from capital expenditure and financial investment		(2,685)	(464)	(13,408)
Equity dividends paid		(2,148)	(1,527)	(1,405)
Cash (outflow)/inflow before financing		(2,029)	7,673	(13,341)
(Decrease)/increase in short-term borrowings		(301)	(496)	797
Net repayment of finance leases		(23)	(23)	(57)
Cash (outflow)/inflow from financing		(324)	(519)	740

(Decrease)/increase in cash		£(2,353)	£7,154	£(12,601)

The accompanying notes form an integral part of these consolidated financial statements.

Murray International Metals Limited and Subsidiaries

Notes to the consolidated financial statements

(in thousands, except share and per share data)

1. Description of operations

Murray International Metals Limited (Murray) and Subsidiaries (collectively referred to as the Company) is a global distributor of specialty structural steel to the offshore oil and gas industry. The Company sells highly specialized steel sections used in the construction of offshore oil and gas platforms and wellheads located in deep water and ultra deep water oil and gas fields, primarily to customers in the Caspian Sea region, West Africa, the Middle Eastern Gulf region, Southeast Asia, and Australia. The Company is headquartered in Scotland and has offices in Singapore, the Middle East, the United States and other strategic locations.

In addition to the offshore business, the Company’s operations in the United Kingdom have recently diversified into several alternative markets and products including civil fabrication, shipbuilding, renewable energy, yellow goods and mining.

The Company is an indirect, wholly owned subsidiary of Murray International Holdings Limited (MIH), a company registered in Scotland. MIH is owned, and controlled, primarily by Mr. D E Murray and members of his close family.

2. Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with accounting policies generally accepted in the United Kingdom (UK GAAP). They are prepared under the historical cost convention. A summary of the significant accounting policies is set out below, all of which have been applied consistently throughout the years presented in these consolidated financial statements.

Basis of preparation

The accompanying consolidated financial statements include the accounts of Murray and all of its subsidiary undertakings after elimination of intercompany accounts and transactions. The portion of the income applicable to noncontrolling interests in subsidiary undertakings is reflected as minority interests in the consolidated profit and loss accounts. The following is a list of subsidiary undertakings at January 31, 2005 and 2004:

	Holding	Percentage
Murray International Metals Inc.—(MIM US) registered in USA	Ordinary shares	100
Murray International Metals (M) Sdn. Bhd.—registered in Malaysia	Ordinary shares	100
Murray International Metals Pte. Limited (MIM Singapore)—registered in Singapore	Ordinary shares	92.5

Murray International Metals (M) Sdn. Bhd., a dormant subsidiary, was dissolved on July 7, 2005. The principal activities of the remaining subsidiaries are steel stockholding and distribution.

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with UK GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of debtors and stocks.

Cash at bank and in hand

The Company considers cash in bank and deposits repayable on demand to be cash at bank and in hand. Deposits repayable on demand are those that can be withdrawn at any time without notice and without penalty or have an agreed maturity of not more than 24 hours.

Stocks

Stocks, which consist of goods for resale, are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing the product to its present location and condition, based on purchase cost on a first-in first-out basis. Net realisable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

Tangible fixed assets

Tangible fixed assets, which include amounts under finance leases, are stated at cost, net of depreciation and any provisions for impairment. Major enhancements are capitalized, while expenditures for repairs and maintenance are expensed as incurred.

Depreciation is provided on tangible fixed assets on a straight line basis over the following estimated useful lives:

Buildings	10-50 years
Plant and machinery	3-10 years
Fixtures and fittings	5-10 years
Motor vehicles	3-5 years

Residual value is calculated based on prices prevailing at the date of acquisition.

The Company evaluates the recoverability of its tangible fixed assets for impairment whenever events or circumstances indicate that the carrying amounts of such assets (or group of assets) may not be recoverable. An impairment loss is recognized for the difference between the carrying amount of the fixed assets being evaluated and the estimated fair value of the assets.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using tax rates and laws that have been enacted by the balance sheet date. The Company’s liabilities may be reduced in whole or in part by the use of losses from other companies owned by MIH (referred to collectively as the Murray Group). The tax benefits arising from the use of these losses are recognized in the consolidated financial statements of the surrendering Murray Group entity.

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company’s taxable profits and its results in the consolidated financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the consolidated financial statements. A deferred tax asset is regarded as recoverable, and therefore recognized, only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be taxable profits against which the future reversal of the underlying timing differences can be deducted.

Deferred tax is recognized in respect of the retained earnings of foreign subsidiaries and associates only to the extent that, at balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in the future have been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and laws that have enacted or substantially enacted by the balance sheet date. Deferred tax is not discounted.

Pension costs

The Company participates in the MIH pension scheme which provides benefits based on final pensionable pay for the benefit of its employees based in the United Kingdom (the UK Scheme). Contributions to the UK Scheme are charged to the profit and loss account as incurred. Contributions are determined by a qualified actuary on the basis of triennial valuations. The Company also maintains schemes for employees of other countries, and records the required contributions to the scheme during the year. See note 21 for further detail on these pension schemes.

Foreign currency

Monetary assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity/division at the rate of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at the rate of exchange ruling at the date of the transaction. Transaction gains and losses are recognized in arriving at operating net income.

The results of foreign operations, whose measurement currency is not British Pounds, are translated at the average rates of exchange during the period and their assets and liabilities at the rates ruling at the balance sheet date. The cumulative effect of exchange rate movements is included in a separate component of equity shareholders’ funds.

Foreign currency exchange transaction gains and losses included in operating profit for the year amounted to a £61 gain, £25 gain and £55 gain, for the years ended January 31, 2005, 2004 and 2003, respectively.

Turnover

Turnover represents amounts billed to customers, net of discounts, rebates, value added tax and similar taxes. Turnover is recognized upon shipment to customers or at the time of delivery, depending on the terms of the sale. The Company monitors and tracks the amount of rebates, returns and discounts to customers based on historical experience to estimate the amount of reduction to revenue.

Leases

The Company enters into both operating and finance lease agreements.

Tangible assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over their economic lives. The capital elements of future lease obligations are recorded as liabilities, while the interest element is charged to the profit and loss account over the period of the agreement to produce a constant rate of charge on the balance of the related finance lease obligation.

Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term, even if the payments are not made on such as basis.

Stock based compensation

The Company records share-based compensation for awards it grants to its employees in its own shares and does not record compensation expense for any instruments granted by MIH. If applicable, the Company records compensation expense for the excess of the market value of the option on the date of grant over the option price.

Financial instruments

The Company uses financial instruments to reduce its exposure to foreign exchange risk movements. To qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of these assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of the carrying amounts when the hedged transaction occurs. Gains and losses on financial instruments that do not qualify as hedges are recognized as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognized as other income or expense.

Concentration of risk

Turnover is primarily derived from customers in the oil and gas industry. A significant portion of the Company’s turnover comes from a limited number of customers. For the years ended January 31, 2005, 2004 and 2003 the Company’s ten largest customers represented approximately 43.2%, 46.4% and 46.7%, respectively, of the Company’s turnover. During the years ended January 31, 2005 and 2004 no individual customer accounted for more than 10% of turnover. During the year ended January 31, 2003 one customer represented 11.5% or £10,214 of turnover.

The Company relies on a limited number of third parties to supply its stocks. For the year ended January 31, 2005, the Company’s ten largest vendors accounted for approximately 77% of the Company’s purchases and the Company’s single largest vendor accounted for approximately 34% of the Company’s purchases. If these vendors experience interruptions or other problems delivering the stocks on a timely basis, operating results could suffer.

Recent accounting pronouncements

In November 2002, the Accounting Standards Board (ASB) issued Financial Reporting Standard (FRS) 17 (revised) Retirement Benefits (FRS 17) that sets out the requirements for accounting for retirement benefits such as pensions and medical care during retirement. This replaces Statement of Standard Accounting Practice (SSAP) 24 Accounting for pension costs and Urgent Issues Task Force (UITF) Abstract 6 Accounting for post-retirement benefits other than pensions. This standard covers (a) the accounting for fair value of the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding; (b) the operating costs of providing retirement benefits to employees which are recognised in the accounting periods in which the benefits are earned by the employees, and the related finance costs and any other changes in value of the assets and liabilities are recognised in the accounting periods in which they arise; and (c) the requirement that the consolidated financial statements contain adequate disclosure of the cost of providing retirement benefits and the related gains, losses, assets and liabilities. FRS 17 is effective for the Company beginning February 1, 2005. The Company does not anticipate that the adoption of FRS 17 will have a significant impact on its consolidated financial statements.

In April 2004, the ASB issued FRS 20 Share Based Payment (FRS 20) that specifies the accounting treatment to be adopted (including the disclosures to be provided) by entities making share-based payments. In particular, the standard requires entities to recognise an expense, measured at fair value, in respect of the share-based payments they make. The term “share-based payments’ includes all types of executive share option and share purchase plans and employee share option and share purchase schemes, including Save-As-You-Earn plans and similar arrangements. It also includes arrangements such as share appreciation rights, where a cash payment is made, the amount of which depends on the share price. The standard applies to transactions with employees and it also applies to transactions with vendors of goods or non-employee services that involve share-based payments being made in exchange for those goods or services. The provisions of this standard are effective for the Company beginning February 1, 2006. The Company does not anticipate the adoption of FRS 20 will have a significant impact on its consolidated financial statements.

In May 2004, the ASB issued FRS 21 Events after the Balance Sheet Date (FRS 21) replacing SSAP 17 Accounting for post balance sheet events, and reflects the proposals of Financial Reporting Exposure Draft 27 Reporting Events after the Balance Sheet Date. The standard sets out the recognition and measurement requirements for two types of event after the balance sheet date being: those that provide evidence of conditions that existed at the balance sheet date for which the entity shall adjust the amounts recognised in its consolidated financial statements (adjusting events) and those that are indicative of conditions that arose after the balance sheet date for which the entity does not adjust the amounts recognised in its consolidated financial statements (non-adjusting events). The standard removes the requirement to report dividends proposed after the balance sheet date in the profit and loss account and instead requires disclosures in the notes to the consolidated financial statements. The provisions of this standard are effective for the Company beginning February 1, 2006.

In December 2004, the ASB issued FRS 23 The Effects of Changes in Foreign Exchange Rates replacing SSAP 20 Foreign Currency Translation. The standard prescribes how entities should include foreign currency transactions and foreign operations in their consolidated financial statements and how they should translate consolidated financial statements into a presentation currency. The provisions of this standard are effective for the Company beginning February 1, 2006. The Company is in the process of evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2004, the ASB issued FRS 25 Financial Instruments and Disclosures (FRS 25). This standard sets out requirements for the presentation of, and disclosures relating to, financial instruments. The presentation requirements of the standard deals with the classification of capital instruments issued between debt and equity and the implications of that classification for dividends and interest expense. The disclosure requirements require entities to provide a range of primarily risk-based qualitative and quantitative disclosures about the financial instruments they hold or have issued. The disclosures required by FRS 25 are effective for the Company beginning February 1, 2006 and will result in the inclusion of additional disclosures related to, among other things, the management of the risk associated with foreign currency transactions.

In December 2004, the ASB issued FRS 26 Financial Instruments: Measurement (FRS 26) that establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard requires that: all derivatives and all financial assets and financial liabilities that are held for trading be measured at fair value with all changes in those fair values recognized immediately in the profit and loss account; all loans and receivables held as assets and all financial assets that are being held to maturity by the reporting entity to be measured at cost-based amounts; all other financial assets to be measured at fair value with gains and losses recognised immediately in the statement of total recognised gains and losses; and all other financial liabilities to be measured at cost-based amounts. At present this standard is only mandatory for listed entities and for those companies preparing financial statements, in accordance with the fair value accounting rules set out in the Companies Act of 1985. The Company is in the process of determining whether it will adopt this standard in due course.

Statutory financial statements

The consolidated financial statements at January 31, 2005 and 2004 and for each of the three years in the period to January 31, 2005 do not comprise statutory accounts within the meaning of Section 240 of the UK Companies Act 1985.

Statutory financial statements prepared in accordance with UK GAAP for such years have been delivered to the Registrar of Companies for England and Wales. The auditors’ report on those financial statements was unqualified.

3. Segmental and geographic information

The Company has four reportable segments, which are determined based upon the significant geographic locations of the Company’s operations: United Kingdom, United Arab Emirates, Singapore and the United States. Each segment is a distributor of high grade steel tubes, plates and sections to primarily the offshore oil and gas industry. A local management team manages each segment independently, with oversight from the Company’s management in the UK.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit before taxation. The Company accounts for sales between segments at a margin percentage agreed between segment management. The following segment information is consistent with internal management reporting for the years ended January 31:

	United Kingdom			United Arab Emirates			Singapore
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Turnover from external customers	£67,400	£46,303	£46,911	£29,393	£15,671	£17,453	£24,355	£11,286	£8,716
Intersegment turnover	3,364	1,856	2,332	1,275	180	2,014	252	452	280
Gross profit	14,761	9,203	8,349	8,359	3,263	2,490	6,006	2,055	1,861
Depreciation expense	391	385	357	139	121	140	32	36	32
Interest expense, net	285	270	204	13	2	(2)	34	27	29
Operating profit	9,541	1,385	3,550	6,524	1,946	1,263	4,759	1,072	889
Segment profit before taxation	9,245	1,122	3,353	6,525	1,943	1,258	4,732	1,039	860
Tax on profit	2,852	423	769	1,957	561	692	909	252	130
At January 31:
Long lived assets	£13,591	£13,403	n/a	£521	£541	n/a	£2,083	£63	n/a

	United States			Eliminations			Total Consolidated
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Turnover from external customers	£16,046	£14,055	£15,944	£—	£—	£—	£137,194	£87,315	£89,024
Intersegment turnover	86	25	11	(4,977)	(2,513)	(4,637)	—	—	—
Gross profit	2,919	2,388	2,497	—	—	—	32,045	16,909	15,197
Depreciation expense	18	18	20	—	—	—	580	560	549
Interest expense, net	(6)	13	45	—	—	—	326	312	276
Operating profit	1,928	1,417	1,424	—	—	—	22,752	5,820	7,126
Segment profit before taxation	1,924	1,404	1,379	—	—	—	22,426	5,508	6,850
Tax on profit	717	467	478	—	—	—	6,435	1,703	2,069
At January 31:
Long lived assets	£53	£72	n/a	—	—	n/a	£16,248	£14,079	n/a

The above also presents the Company’s sales to external customers which, based on the Company’s selling location, are attributable to the UK and to foreign countries.

4. Investment income

Investment income consists of the following for the years ended January 31:

	2005	2004	2003
Interest receivable and similar income	£34	£24	£126

5. Interest payable and similar charges

Interest payable and similar charges are derived from the following sources for the years ended January 31:

	2005	2004	2003
On bank loans and overdrafts	£352	£324	£393
On finance leases obligations	4	7	6
On other loans	4	5	3

	£360	£336	£402

6. Profit before taxation

Profit before taxation is stated after charging (crediting) the following for the years ended January 31:

	2005	2004	2003
Depreciation of tangible fixed assets:
—owned	£525	£472	£456
—held under finance lease agreements	55	88	93
Gain on disposal of tangible fixed assets	(81)	(13)	(29)
Operating lease rentals	418	435	550
Auditors’ remuneration	50	46	60
Staff costs	3,590	2,905	2,673

7. Tax on profit

The tax charge consists of the following for the years ended January 31:

	2005	2004	2003
Current tax
UK corporation tax	£4,738	£988	£1,515
Double tax relief	—	—	(86)

	4,738	988	1,429
Foreign tax	1,649	717	681

	6,387	1,705	2,110
Adjustments in respect of prior years
UK corporation tax	—	—	(21)
Foreign tax	—	—	(50)

Total current tax	6,387	1,705	2,039
Deferred tax (see note 13)	48	(2)	30

Total tax on profit	£6,435	£1,703	£2,069

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax are as follows for the years ended January 31:

	2005	2004	2003
Profit before tax	£22,426	£5,508	£6,850
Tax on profit at standard UK corporation tax rate of 30%	6,728	1,652	2,055
Effects of:
—Expenses not deductible for tax purposes	90	70	56
—Capital allowances in excess of depreciation	(53)	(32)	(5)
—Short-term timing differences	6	35	(24)
—Double tax relief in respect of foreign dividend income	(282)	(213)	—
—Underlying tax in respect of foreign dividend income	80	72	—
—Foreign tax rate differential	(182)	121	28
—Adjustments to tax charge in respect of previous years	—	—	(71)

Current tax charge for year	£6,387	£1,705	£2,039

8. Dividends

The Company paid the following dividends during the years ended January 31:

	2005	2004	2003
Interim dividend paid to all shareholders; £17.2290, £13.7466 and £12.6495 per ordinary share, respectively	£1,915	£1,527	£1,405
Interim dividend paid to director shareholders of £21.0002, nil and nil per ordinary share, respectively	233	—	—

	£2,148	£1,527	£1,405

No final dividend was proposed by the directors for any of the years presented. See note 14 for a description of the restrictions surrounding the payment of dividends.

9. Tangible fixed assets

Tangible fixed assets consist of the following at January 31:

	2005	2004
Freehold land and buildings	£15,259	£13,262
Plant and machinery, including motor vehicles and fixtures and furniture	989	817

	£16,248	£14,079

Movements in tangible fixed assets were as follows for the years ended January 31:

	Freehold land and buildings	Plant and machinery	Total
Cost
Beginning of year	£13,785	£3,555	£17,340
Additions	2,157	482	2,639
Disposals	—	(203)	(203)
Transfers	140	31	171
Exchange adjustment	(10)	(31)	(41)

End of year	£16,072	£3,834	£19,906

Depreciation
Beginning of year	£523	£2,738	£3,261
Charge for the year	271	309	580
Disposals	—	(187)	(187)
Transfers	23	5	28
Exchange adjustment	(4)	(20)	(24)

End of year	£813	£2,845	£3,658

Net book value
End of year	£15,259	£989	£16,248
Beginning of year	£13,262	£817	£14,079

Plant and machinery held under finance lease agreements had a net book value of £111 and £125 at January 31, 2005 and 2004, respectively.

10. Debtors

Debtors consist of the following at January 31:

	2005	2004
Amounts falling due within one year:
Trade debtors, net of allowance for doubtful debts	£37,769	£20,072
Amounts owed by members of the Murray Group	930	302
Foreign tax recoverable	—	153
Other debtors	244	246
Prepayments and accrued income	408	167

	39,351	20,940
Amounts falling due after more than one year:
Net deferred tax assets (note 13)	163	211
Other debtors	10	11

	173	222

	£39,524	£21,162

11. Creditors: amounts falling due within one year

Creditors consist of the following at January 31:

	2005	2004
Trade creditors	£29,434	£13,802
Bank loans and overdrafts (note 19)	7,985	4,673
Amounts owed to members of the Murray Group	2,685	3,358
Foreign tax payable	1,061	230
Current element of finance lease obligations (note 12)	37	41
Social security and PAYE	82	69
Other creditors	701	261
Other accruals	2,484	1,670

	£44,469	£24,104

12. Creditors: amounts falling due after more than one year

Creditors falling due after more than one year represent amounts payable under finance lease agreements. The following represents the total amount due under these agreements at January 31:

	2005	2004
—Payable within one year (note 11)	£37	£41
—Payable between one and two years (note 20)	18	37

	£55	£78

Finance lease obligations are secured by the related assets. The leases expire in 2006.

13. Deferred taxes

The movement in deferred taxes is as follows for the years ending January 31:

	2005	2004
Beginning of year	£211	£209
(Charged)/credited to the profit and loss account	(48)	2

End of year	£163	£211

The ending balance consists of the following at January 31:

	2005	2004
Bad debt provision	£73	£58
Accruals	49	55
Stocks	25	26
Depreciation	—	47
Other timing differences	16	25

	163	211
Transferred to debtors (note 10)	(163)	(211)

	£—	£—

The Company does not have any other provisions for liabilities or charges.

14. Called up share capital

Called up share capital consists of the following at January 31:

	2005	2004
Authorized
150,000 ordinary shares of £1 each	£150	£150
Allotted, called-up and fully paid
111,111 of ordinary shares of £1 each	£111	£111

Under English law, the Company can pay dividends only out of its distributable profits, defined as the accumulated realized profits under UK GAAP, of Murray, so far as not previously utilized by distribution or capitalization, less accumulated realized and unrealized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The Company can make a distribution only if the distribution does not reduce net assets below the aggregate of the called up share capital and undistributable reserves. Any payment of dividends is at the discretion of the board of directors.

15. Reserves

The movement in reserves is as follows for the year ended January 31, 2005:

	Profit and loss account	Share premium account	Total
Beginning of the year	£29,648	£60	£29,708
Currency translation adjustments	(417)	—	(417)
Retained profit for the year (note 16)	13,547	—	13,547

End of the year	£42,778	£60	£42,838

16. Reconciliation of movements in equity shareholders’ funds

A reconciliation of the movement in equity shareholders’ funds is as follows for the years ended January 31:

	2005	2004	2003
Profit for the year	£15,695	£3,755	£4,758
Equity dividends paid (note 8)	(2,148)	(1,527)	(1,405)

Retained profit for the year	13,547	2,228	3,353
Currency translation adjustments	(417)	(1,035)	(1,218)

Net addition to shareholders’ funds	13,130	1,193	2,135
Opening shareholders’ funds	29,819	28,626	26,491

Closing shareholders’ funds	£42,949	£29,819	£28,626

17. Consolidated cash flow statement notes

(a)	Reconciliation of operating profit to operating cash flows is as follows for the years ended January 31:

	2005	2004	2003
Operating profit	£22,752	£5,820	£7,126
Depreciation charges	580	560	549
Gain on disposal of tangible fixed assets	(81)	(13)	(29)
(Increase)/decrease in stock	(12,354)	1,305	5,794
(Increase)/decrease in debtors	(18,600)	3,113	(3,847)
Increase/(decrease) in creditors	16,079	837	(5,664)

Net cash inflow from operating activities	£8,378	£11,622	£3,929

(b)	Analysis and reconciliation of net debt is as follows for the year ended January 31, 2005:

	Beginning of year	Cash flow	Exchange movements	End of year
Cash at bank and in hand	£2,874	£1,260	£(399)	£3,735
Bank overdraft	(4,372)	(3,613)	—	(7,985)
Finance lease obligations	(78)	23	—	(55)
Debt due within one year	(301)	301	—	—

Net debt	£(1,877)	£(2,029)	£(399)	£(4,305)

(c)	Reconciliation of net cash outflow to movement in net (debt)/funds is as follows for the years ended January 31:

	2005	2004	2003
(Decrease)/increase in cash, net of overdrafts	£(2,353)	£7,154	£(12,601)
Cash outflow/(inflow) from movement in debt and finance leases	324	519	(740)

Change in net (debt)/funds resulting from cash flows	(2,029)	7,673	(13,341)
New finance leases	—	—	(54)
Currency translation adjustments	(399)	(1,005)	(1,132)

Movement in net (debt)/funds in the year	(2,428)	6,668	(14,527)
Net (debt)/funds at beginning of year	(1,877)	(8,545)	5,982

Net debt at end of year	£(4,305)	£(1,877)	£(8,545)

18. Fair value of financial instruments

The fair value of cash at bank and in hand and other liquid resources (defined as current assets and liabilities excluding cash at bank and in hand), approximates its carrying value due to the short term maturity of these instruments. The debtors and creditors are determined based on forward rates where there is an associated derivative contract. The fair value of derivative instruments is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates.

The comparison of book and fair values of the Company’s financial instruments at January 31, 2005 and 2004 is presented below.

	2005		2004
	Carrying value	Fair value	Carrying value	Fair value
Cash at bank and in hand	£3,735	£3,735	£2,874	£2,874
Liquid resources	67,688	67,688	36,923	36,923
Instruments with off-balance sheet risk:
Foreign currency forward contracts	—	(29)	—	72

The foreign currency forward contracts fair value includes the value of contracts used as hedges of future sales or purchases.

19. Financing arrangements

The Company’s outstanding borrowings with third parties at January 31 are as follows:

	2005	2004
Bank overdrafts	£7,985	£4,372
Other bank debt	—	301

Total (note 11)	£7,985	£4,673

Bank facilities

The Company participates in a banking facility with other members of the Murray Group (MIH Facility). The MIH Facility provides access to, among other things, additional overdraft facilities, short term loans and letters of credit. The amounts outstanding under the MIH facility at January 31, 2005 and 2004 incurred interest at 1% above the Bank of England inter-bank rate. The interest rates on amounts outstanding at January 31, 2005 and 2004 were 5.75% and 4.75%, respectively.

Subsidiaries of the Company also have available credit facilities with various local lenders that carry variable interest rates. These facilities provide access to, among other things short term loans, performance bonds, financial guarantees and trust receipts.

The Company’s contingent liabilities under the bank facilities at January 31, 2005 are as follows:

	Term	Performance Bonds/ Financial Guarantees	Letters of Credit
MIH Facility—Related party(1)	2009	£226,992	£—
MIH Facility—Third party	2009	811	3,822
Subsidiaries’ facilities	Various	919	2,757

Total		£228,722	£6,579

(1)	In connection with the MIH Facility, the Company has guaranteed bank borrowings of MIH and other members of the Murray Group, which are secured by a debenture on the assets of the Company, and by cross guarantees from MIH and other members of the Murray Group. The amount of the guarantee fluctuates based on total outstanding debt under the MIH Facility. The total amount of debt outstanding under the MIH Facility at January 31, 2005 was £226,992, representing the maximum amount payable under the guarantees on that date. The guarantees currently do not have an expiration date, other than the expiration of the MIH Facility.

At January 31, 2005 and 2004, unused availability under the letter of credit facilities, excluding the MIH Facility, was £5.7 million and £2.6 million, respectively.

Third party guarantees

The Company provides performance guarantees on behalf of its subsidiaries and other members of the Murray Group directly with third parties during the normal course of business.

Performance guarantees provided on behalf of its subsidiaries, which guarantee payment to a customer if a subsidiary fails to perform completely under various contracts, were entered into by the Company. For guarantees that expire within one year of each respective balance sheet date, the maximum potential amount of future payments (undiscounted) for non-performance totalled £2,736 at January 31, 2005. For guarantees that do not have an expiration date, there was no maximum amount regarding future payment and the total amount outstanding relating to guarantees was £858 at January 31, 2005.

Performance guarantees on behalf of a member of the Murray Group, which guarantee payment if the other member of the Murray Group fails to perform completely under various contracts, were entered into by the Company. The maximum potential amount of future payments (undiscounted) the Company could be required to make under these guarantees was £5,050 at January 31, 2005, before any recovery through recourse provisions. Recourse provisions include a counter indemnity issued by the lender of the MIH Facility. These guarantees do not expire and can be withdrawn by the Company at any time.

The Company is registered for VAT purposes with other members of the Murray Group and shares a common registration number. As a result, it has jointly guaranteed the VAT liability of MIH, and failure by other members of the Murray Group to meet their VAT liabilities would give rise to additional liabilities for the Company. The directors are of the opinion that no liability is likely to arise from the failure of other members of the Murray Group.

20. Commitments and contingent liabilities

(a) Lease commitments

The Company leases certain property and motor vehicles under operating leases. The minimum annual rentals under these leases are as follows at January 31:

	Land and buildings		Other
	2005	2004	2005	2004
Operating leases which expire
—Within 1 year	£205	£210	£46	£4
—Within 2–5 years	10	22	75	107

	£215	£232	£121	£111

The Company’s total obligations under operating and finance leases are as follows at January 31, 2005:

	Operating leases	Finance leases
Years ending January 31:
2006	£238	£40
2007	99	19
2008	34	—
2009	31	—
2010	9	—
Thereafter	—	—

Total minimum lease payments	£411	£59
Less amounts representing interest		(4)

Total finance lease obligations		55
Less current portion (note 12)		(37)

Long term portion (note 12)		£18

These leases have various expiration dates ranging from 2005 to 2010. Certain leases contain renewal options of up to 10 years.

(b) Capital commitments

The Company has entered into non-cancellable contracts primarily for the purchase of land and a building in Singapore, which totalled £1,193 and £9 at January 31, 2005 and 2004, respectively.

(c) Litigation

From time to time, the Company has been party to various legal proceedings arising in the normal course of business. In the opinion of the Company’s directors, there are currently no proceedings which, if determined adversely against the Company, would have a material effect on the Company’s balance sheet, profit and loss account or cash flows.

21. Employee benefits

(a) Pension arrangement

The Company has varying pension arrangements for its employees, which depend on the location where the individual is employed.

(i) United Kingdom employees

The Company participates in the MIH Staff Pension and Life Assurance Plan, a pension scheme for the benefit of the employees in the United Kingdom sponsored by MIH. This is a defined benefit multi-employer scheme, the assets and liabilities of which are held independently from MIH. The Company is unable to identify its share of the underlying assets and liabilities of the scheme and accordingly, accounts for the scheme as if it were a defined contribution scheme.

Contributions to the scheme for the years ended January 31, 2005, 2004 and 2003 were £106, £102 and £94, respectively. The agreed employer contribution rate was 9.75% until September 30, 2003, and 10% thereafter. The contributions were determined by a qualified actuary on the basis of a triennial valuation using the projected unit method. An updated valuation of the scheme at October 1, 2004 indicated that the scheme was adequately funded in accordance with the statutory minimum funding requirement. The assumptions which have the most significant effect on the results of the triennial valuation are those relating to the rate of return on investments and the rate of increase in pensionable salaries. In the October 1, 2004 triennial valuation it was assumed that the investment returns would be 7.5% per annum and that pensionable salary increases would average 4.5% per annum.

(ii) Middle East employees

For the benefit of certain employees resident in the Middle East, the Company operates a defined contribution saving scheme, the assets and liabilities of which are held independently from the Company. Contributions to the savings scheme for the years ended January 31, 2005, 2004 and 2003 were £14, £13 and £14, respectively. The agreed contribution rate for the year ended January 31, 2005 was 8.75%.

(iii) United States employees

MIM US operates a 401(k) profit sharing plan for certain employees resident in the United States. Employer contributions are at the discretion of the Company and were £7, £8, and £8 for the years ended January 31, 2005, 2004 and 2003, respectively.

(b) Employee Share Option Scheme

MIH operates an Unapproved Employee Share Option Scheme, which is open to three directors of MIH. One of those directors is also a director of the Company. This individual was granted options to purchase 71,699 ordinary shares in MIH at a price of £6.40 per share. The options were granted in June 2002, and are exercisable on or after May 8, 2003 until May 8, 2011. No options were exercised during any of the periods presented.

(c) Phantom Share Option Scheme

The Company operates a Phantom Share Scheme (Phantom Scheme), which is open to employees or directors of the Company by invitation of the Shareholders’. Two directors of the Company have been invited to participate in the Phantom Scheme. The Phantom Scheme granted each individual a right over intangible units that mirror the Company’s net asset growth. Each individual was granted 1,600 units with a base value of £157 per unit. The individual is required to sell the units to the Company in exchange for a bonus calculated based on the terms of the agreement at the time of certain events (such as retirement). In addition, the individuals may exchange 50% of their units for a bonus after ten years and forfeit the remaining 50% of the units. The units provide an additional bonus at the occurrence of certain events such as the disposal of the Company to an entity not associated with MIH, or a listing of the Company’s shares on an exchange.

22. Related party transactions

The debtor and creditor balances as a result of transactions with Murray Group companies are as follows:

	Debtors		Creditors
	2005	2004	2005	2004
Forth Steel Limited	£301	£171	£76	£67
Charlotte Ventures Energy Limited	375	—	—	—
Murray Group Management Limited	149	2	2,399	3,127
Northern Steel Stocks Limited	40	6	20	14
MGSH Limited	36	—	—	—
Premier Alloys Limited	8	54	30	19
Austin Trumanns Steel Limited	—	8	89	62
Carnegie Systems Management Limited	5	27	69	68
Other	16	34	2	1

	£930	£302	£2,685	£3,358

Trade sales and purchases

The Company trades with members of the Murray Group in the normal course of business. Sales to Murray Group companies were as follows for the years ended January 31:

	2005	2004	2003
Forth Steel Limited	£1,118	£904	£1,050
Premier Alloys Limited	—	35	35
Northern Steel Stocks Limited	38	386	44
Austin Trumanns Steel Limited	9	4	34

	£1,165	£1,329	£1,163

Purchases from Murray Group companies were as follows for the years ended January 31:

	2005	2004	2003
Forth Steel Limited	£388	£309	£243
Premier Alloys Limited	82	94	66
Northern Steel Stocks Limited	65	109	156
Austin Trumanns Limited	274	188	42

	£809	£700	£507

Intercompany recharges

The Company uses the resources and processes of Murray Group Management Limited (MGM). Carnegie Systems Management Limited (CSM), and the Rangers Football Club Plc (Rangers), as described below. There are no formal agreements governing provision of services among the Murray Group companies or the method of payment for the services, except with CSM.

Some expenses incurred by the Company are allocated to the Company and to other companies in the Murray Group, based on an estimate of resources used. These expenses include management fees, information technology, and advertising and entertainment.

Total charges from Murray Group companies were as follows for the years ended January 31:

	2005	2004	2003
MGM (management fees)	£681	£3,761	£784
CSM (information technology)	271	292	186
Rangers (advertising and entertainment)	58	59	74

	£1,010	£4,112	£1,044

The charge for the year ended January 31, 2004, includes a £3,000 charge from MGM which was in excess of MGM’s costs incurred in the period.

Total recharges by the Company to Murray Group companies were as follows for the years ended January 31:

	2005	2004	2003
Forth Steel Limited	£70	£51	£104
Northern Steel Stocks Limited	54	44	90
MGSH Limited	58	41	40
Premier Alloys Limited	299	245	271
CSM	22	27	28
Other	9	1	6

	£512	£409	£539

Management fees—MGM, a wholly-owned subsidiary of MIH, provides, and arranges third party agents to provide, certain corporate services, on a non-exclusive basis. These services primarily consist of the following types of services, which are charged as follows:

•	The Company’s turnover relative to other subsidiaries of MIH, for legal, tax, and accounting, management, office and facilities;

•	A pro rata allocation of the Company’s headcount for human resource services; and

•	A pro rata allocation of the Company’s indebtedness for funding charges.

Charges from MGM for these services totalled £408, £3,478 and £572 for the years ended January 31, 2005, 2004 and 2003, respectively. MIH also charges the Company for other miscellaneous charges. Management fees are paid monthly.

In the year ended January 31, 2003, the Company recharged a portion of the management fee charged by MGM to other companies within the Murray Group, leaving a charge of £456 remaining within the Company’s results.

Information technology—CSM provides information systems and network engineering to the Company. Fees for these services are generally estimated and paid quarterly, with an annual make whole payment for any outstanding amounts.

Advertising and entertainment—Purchases from the Rangers are in respect of advertising and entertaining. A portion of these costs were recharged to other Murray Group companies, leaving £28, £29 and £33 of costs for the years ended January 31, 2005, 2004 and 2003, respectively.

HR and accounting function

The Company provided human resource services and accounting functions to a number of companies in the Murray Group. The Company charged £296, £193 and £205 for such services in the years ended January 31, 2005, 2004 and 2003, respectively.

Fees for these services are generally estimated and paid quarterly, with an annual make whole payment for any outstanding amounts. Normal trade credit conditions attach to payment and receipt of the above transactions.

Rental income

The Company charges CSM and Premier Alloys Limited rent and business rates, for the use of office and warehouse premises. These charges were £177, £165 and £134 for the years ended January 31, 2005, 2004 and 2003, respectively.

Other

The Company’s banking facilities are arranged centrally for the whole Murray Group and the costs of arrangement are recharged through the MGM charge detailed above. These facility fees are recharged on a percentage of indebtedness basis.

The Company has also entered into an agreement to guarantee the outstanding balances of MIH with the Bank of Scotland—see note 19 for further details of the guarantees provided by the Company.

The Company has entered into a tax agreement with MIH that establishes the basis upon which certain tax matters in the United Kingdom, including the surrender of tax losses and the re-allocation of income or gain where permitted by UK tax law, between the Company and other MIH subsidiaries subject to tax in the United Kingdom, will be conducted. In the years ended January 31, 2005, 2004 and 2003, the Company received gross tax losses of £15,291, £3,318 and £4,619, respectively. The Company paid £4,587, £995, and £1,386, respectively, for these losses, which equals the tax effect of the loss received.

MIH maintains property, business interruption, general liability and related insurance coverage for the Murray Group for which the Company is a named party. The Company incurred £228, £238, and £192 for this insurance in the years ended January 31, 2005, 2004 and 2003.

The Company provides housing for directors of the Company outside the UK. This amounted to £65, £72, and £82 for the years ended January 31, 2005, 2004 and 2003 respectively.

The Company transferred a funding balance of £375 to Charlotte Ventures Energy Limited in the year ended January 31, 2005. This is repayable within one year or on demand.

23. Subsequent events (Unaudited)

On May 18, 2005, Jefferies Capital Partners (JCP) entered into a letter of intent with MIH to acquire all of the equity interests of the Company. In addition, MIH and the Company agreed in principle to sell to Edgen Carbon Products Group, L.L.C., a wholly-owned subsidiary of Edgen Corporation (Edgen) all of the equity interests of the Company’s US subsidiary, MIM US. On November 30, 2005, JCP through a newly established holding company, Pipe Acquisition Limited (Pipe), entered into a sale and purchase agreement with MIH and certain other persons, pursuant to which Pipe agreed to purchase all of the outstanding shares of the Company from its shareholders for an aggregate purchase price of approximately £87,000. On the same date, Edgen entered into a sale and purchase agreement with the Company and certain other persons pursuant to which Edgen agreed to purchase all of the outstanding capital stock of MIM US for an aggregate purchase price of approximately £12,000, plus certain agreed dividends.

The acquisition of the Company and the acquisition of MIM US by Edgen will be funded with the proceeds of a $130,000 high yield debt offering by Pipe Acquisition Finance Plc, a majority owned subsidiary of Pipe, the issuance and sale by Edgen of $31,000 9 7/8% Senior Secured Notes due 2011 and equity investments by funds managed by JCP and certain members of MIM Ltd. and Edgen management.

24. Reconciliation to accounting principles in the United States

The Company’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from accounting principles generally accepted in the United States (US GAAP). Such differences involve methods for measuring the amounts in the consolidated financial statements, as well as additional disclosures required by US GAAP. The differences between UK GAAP and US GAAP applicable to the Company are quantified and described below.

Reconciliation of profit for the year

The effects of the application of US GAAP on profit for the year are set out below for the years ended January 31:

	Notes		2005	2004
Profit for the year under UK GAAP			£15,695	£3,755
Derivative financial instruments	(a	)	(87)	102
Software development costs	(b	)	(129)	(37)
Management fees	(c	)	—	3,000
Deferred taxes	(d	)	(146)	(24)
Tax impact of US GAAP adjustments	(e	)	65	(19)

Net income under US GAAP			£15,398	£6,777

Reconciliation of equity shareholders’ funds

The effects of the application of US GAAP on shareholders’ funds at January 31, 2005 and 2004:

			2005	2004
Equity shareholders’ funds under UK GAAP			£42,949	£29,819
Derivative financial instruments	(a	)	(24)	63
Software development costs	(b	)	133	262
Deferred taxes	(d	)	(1,667)	(1,521)
Tax impact of US GAAP adjustments	(e	)	(33)	(98)

Shareholders’ equity under US GAAP			£41,358	£28,525

Notes

(a) Derivative financial instruments

During the normal course of business, the Company is exposed to foreign currency risk. These risks can create volatility in earnings and cash flows from year to year, and hence the Company uses derivative financial instruments to reduce exposure to foreign currency movements on foreign currency purchases and sales.

Under UK GAAP, the Company applies hedge accounting and does not separately record its derivative instruments on the balance sheet at fair value. Accordingly, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates at the date of the transaction or at the contracted rate if the transaction is covered by a forward exchange contract. Monetary assets and liabilities denominated in foreign currencies at year end are reported at the rates of exchange prevailing at the year end, or if hedged at the appropriate hedged rate. Where the Company enters into forward contracts which are not linked to a trade or where the underlying transaction has been settled, a gain or loss will arise during the period from inception to maturity of the underlying transaction. The realized fair value is recorded at each balance sheet date. When the Company enters into sale and purchase contracts in foreign currencies these contracts are not always denominated in the functional currency of either party to the transaction. This results in an embedded derivative as there is an implicit forward purchase or sale of that currency. The fair value of these embedded derivatives is not recognised under UK GAAP.

Under US GAAP, monetary assets and liabilities denominated in foreign currencies at year end are reported at the rates of exchange prevailing at the balance sheet date and all derivatives, whether designated in a hedging relationship or not, are carried at fair value on the balance sheet. The Company has not designated any of its derivative instruments as qualifying hedge instruments under SFAS 133 Accounting for Derivative Instruments and Hedging Activities. Accordingly all gains and losses arising from changes in the fair value of derivatives and embedded derivatives are charged or credited in determining net income under US GAAP.

The fair value of the derivatives outstanding at January 31, 2005 was a liability of £29 and at January 31, 2004 was an asset of £72. Valuations prepared by a bank have been used to calculate the fair value of the forward foreign exchange contracts.

(b) Software development costs

Under UK GAAP, software development costs are written off to the profit and loss account as they are incurred.

Under US GAAP, certain internal and external costs incurred to acquire or create internal use software are capitalized in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized software is included in property, plant and equipment and is depreciated over three years when development is complete.

(c) Management fees

Under UK GAAP, any management fees charged by other Group companies to the Company are recorded as operating expenses in the period that they are incurred by the Company.

Staff Accounting Bulletin (SAB) Topic IB, Subsidiaries or Divisions Sold or Spun Off, requires the Company’s financial statements to reflect a reasonable allocation of the costs historically incurred by MIH in operating the Murray Group. Accordingly, any management fees that are charged to the Company in excess of the underlying cost of services rendered by MIH or other members of the Murray Group are treated as dividends payable to other Murray Group companies. In the year ended January 31, 2004, the Company was charged a management fee totalling £3,478. Of this amount, £3,000 is considered excess to the underlying costs incurred by MGM to manage the Company. Consequently, this amount has been recorded as a deemed dividend for US reporting purposes.

(d) Deferred taxes

Under UK GAAP, the Company accounts for taxes in accordance with FRS 19, Deferred Taxes (FRS 19) while under US GAAP, the Company accounts for taxes in accordance with SFAS 109, Accounting for Income Taxes (SFAS 109). The differences between these standards that have an impact on the Company are as follows:

Under UK GAAP, a capital gain has been rolled over into the tax base cost of fixed assets, which gives rise to a temporary difference. This gain has not been recognised as a deferred tax liability as FRS 19 only requires recognition where there is a binding contract to sell the fixed asset that has a reduced base cost as a result of the gain being rolled over, and a taxable gain is expected to arise. Under US GAAP, a deferred tax liability is recognised for this item pursuant to SFAS 109.

Under UK GAAP, deferred tax liabilities on unremitted earnings of subsidiaries are only permitted to be recognised when the dividends have been accrued, or when there is a binding agreement to distribute past earnings. Under US GAAP, deferred tax liabilities on unremitted earnings of subsidiaries are recorded where such earnings are not considered to be permanently invested in subsidiaries.

The geographical sources of profit before taxation were as follows for the years ended January 31:

	2005	2004
United Kingdom	£15,550	£6,115
Foreign	6,659	2,459

Profit before taxation	£22,209	£8,574

The tax on profit consists of the following for the years ended January 31:

	2005	2004
Current
United Kingdom	£4,738	£995
Foreign	1,649	710

Total current	£6,387	£1,705

Deferred
United Kingdom	£148	£35
Foreign	(20)	7

Total deferred	£128	£42

Tax on profit	£6,515	£1,747

A reconciliation of tax on profit with the amount computed by applying the statutory income tax rate to profit for the year is as follows for the years ended January 31:

	2005	2004
Statutory rate	30.0%	30.0%
Foreign tax rate differential	(1.6)%	(0.3)%
Deductible dividend	—	(10.5)%
Non-deductible expenses	0.8%	1.0%
Other	0.1%	0.2%

	29.3%	20.4%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at January 31, 2005 and 2004 are as follows:

	2005	2004
Assets:
Current:
Bad debt provision	£73	£58
Accruals	49	55
Stocks	25	27
Other	35	31

Current deferred tax assets	182	171
Non current:
Depreciation	—	47
Tax credits	60	76

Non current deferred tax assets	60	123

Total deferred tax assets	242	294
Liabilities:
Current:
Derivatives	—	(19)
Non current:
Unremitted earnings of foreign subsidiaries	(137)	(8)
Deferred capital gain on property sale	(1,590)	(1,590)
Other	(50)	(84)

Non current deferred tax liabilities	(1,777)	(1,682)
Total deferred tax liabilities	(1,777)	(1,701)

Net deferred tax liability	£(1,535)	£(1,407)

(e) Tax impact of US GAAP adjustments

This adjustment reflects the effect of providing for the applicable effective tax rate on relevant US GAAP adjustments.

(f) Cash flow statements

The consolidated cash flow statements have been prepared under UK GAAP in accordance with FRS 1, Cash Flow Statements, (revised) (FRS 1) and presents substantially the same information as required under SFAS 95, Statements of cash flows (SFAS 95). There are certain differences between FRS 1 and SFAS 95, with regard to classification of items within the cash flow statement.

In accordance with FRS 1, cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under SFAS 95, cash flows are classified under operating activities, investing activities and financing activities. Under FRS 1, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less.

A reconciliation between the consolidated statements of cash flows presented based on UK GAAP measurement principles using US GAAP disclosures and presentational principles, is shown below for the years ended January 31:

	2005	2004
Operating activities:
Net cash inflow from operating activities under UK GAAP	£8,378	£11,622
Interest received and paid	(331)	(330)
Net cash outflow from taxation	(5,217)	(1,618)

Net cash provided by operating activities under US GAAP	2,830	9,674
Investing activities:
Net cash outflow from capital expenditure and financial investment	(2,685)	(464)

Net cash used in investing activities under US GAAP	(2,685)	(464)
Financing activities:
Cash outflow from financing under UK GAAP	(324)	(519)
Dividends paid to minority interests	(26)	(10)
Equity dividends paid	(2,148)	(1,527)
Increase/(decrease) in bank overdrafts	3,613	(5,938)

Net cash provided by/(used in) financing activities under US GAAP	1,115	(7,994)
Effect of exchange rate changes on cash	(399)	(1,005)

Net increase in cash and cash equivalents under US GAAP	861	211
Cash and cash equivalents under US GAAP at beginning of year	2,874	2,663

Cash and cash equivalents under US GAAP at end of year	£3,735	£2,874

(g) Financial statement presentation

Consolidated balance sheet presentation

The balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. Under UK GAAP, current assets are netted against current liabilities in the balance sheet whereas US GAAP requires the separate presentation of total assets and total liabilities. In addition, current assets under UK GAAP include amounts that fall due after more than one year. Under US GAAP, such assets would be reclassified as non-current assets.

Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, Inventory Costs (SFAS 151), to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to inventory values be based on the normal capacity of the production facilities. SFAS 151 is effective for costs incurred in respect of inventories for reporting periods beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material effect on the results or net assets of the Company.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets on amendment of Accounting Principles Board (APB) 29 (APB 29) (SFAS 153), which, for periods beginning after June 15, 2005, no longer allows the exemption included in APB 29 which permitted certain non-monetary exchanges of similar productive assets to be accounted for at book value with no gain or loss being recognised. Under SFAS 153 such non-monetary transactions have to be accounted for at fair value, recognising any gain or loss, if the transaction meets a commercial substance criterion and the fair value is determinable. SFAS 153 did not affect the guidance in APB 29 for non-monetary exchanges of inventory. The adoption of SFAS 153 is not expected to have a material effect on the results or net assets of the Company.

In December 2004, the FASB issued SFAS 123(R), Share-Based Payment (SFAS 123(R)), which is a revision of SFAS 123, Accounting for Stock-Based Compensation and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. Generally the valuation methods contained in SFAS 123(R) are similar to those in SFAS 123, but SFAS 123(R) requires all share based payments to employees, including grants of employee share options, to be charged to the statement of income. Pro forma disclosure is no longer an alternative. With limited exceptions, the amount charged to the statement of income for share options will be measured based on the grant date fair value of the option amortised over the period to the date of vesting of the award. SFAS 123(R) is effective for annual reporting periods beginning after June 15, 2005. The adoption of SFAS 123(R) is not expected to have a material effect on the results or net assets of the Company.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections (SFAS 154), which is effective for periods beginning after December 15, 2005. This statement replaces APB Opinion 20, Accounting Changes (APB 20) and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS 154 is not expected to have a material effect on the results or net assets of the Company.

Murray International Metals Limited and Subsidiaries

Condensed consolidated profit and loss accounts

	Six months ended July 31,
	2005	2004
	(in thousands)
	(unaudited)
Turnover	£83,946	£60,631
Cost of sales	(67,605)	(46,894)

Gross profit	16,341	13,737
Other operating expenses (net)	(4,838)	(4,111)

Operating profit	11,503	9,626
Investment income	32	11
Interest payable and similar charges	(332)	(120)

Profit before taxation	11,203	9,517
Tax on profit	(3,542)	(3,048)

Profit after taxation	7,661	6,469
Minority interest	(181)	(111)

Profit for the period	£7,480	£6,358

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Murray International Metals Limited and Subsidiaries

Condensed consolidated statements of total recognized gains and losses

	Six months ended July 31,
	2005	2004
	(in thousands)
	(unaudited)
Profit for the period	£7,480	£6,358
Currency translation adjustments	1,256	(77)

Total recognized gains and losses for the period	£8,736	£6,281

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Murray International Metals Limited and Subsidiaries

Condensed consolidated balance sheets

	At July 31, 2005	At January 31, 2005
	(in thousands)
	(unaudited)
Fixed assets
Tangible assets	£17,241	£16,248
Current assets
Stocks	37,684	28,337
Debtors: amounts falling due within one year	43,732	39,351
Debtors: amounts falling due after more than one year	242	173
Cash at bank and in hand	6,201	3,735

	87,859	71,596
Creditors: amounts falling due within one year	(57,839)	(44,469)
Net current assets	30,020	27,127

Total assets less current liabilities	47,261	43,375
Creditors: amounts falling due after more than one year	(13)	(18)

Net assets	£47,248	£43,357
Capital and reserves
Called up share capital	£111	£111
Share premium account	60	60
Profit and loss account	46,581	42,778

Equity shareholders’ funds	46,752	42,949
Minority interest	496	408

Total capital employed	£47,248	£43,357

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Murray International Metals Limited and Subsidiaries

Condensed consolidated cash flow statements

	Six months ended July 31,
	2005	2004
	(in thousands)
	(unaudited)
Net cash (outflow)/inflow from operating activities	£(2,968)	£159
Interest received	32	11
Interest paid	(267)	(149)
Dividends paid to minority interest	(118)	(26)

Net cash outflow from returns on investments and servicing of finance	(353)	(164)
UK corporation tax paid	(2,382)	(2,157)
Foreign tax paid	(1,293)	(315)

Net cash outflow from taxation	(3,675)	(2,472)
Payments to acquire tangible fixed assets	(1,175)	(1,190)
Proceeds from disposal of tangible fixed assets	12	75

Net cash outflow from capital expenditure and financial investment	(1,163)	(1,115)
Equity dividends paid	(4,933)	(2,148)

Cash outflow before financing	(13,092)	(5,740)
Increase/(decrease) in short-term borrowings	1,587	(301)
Net (decrease)/increase in finance leases	(20)	3

Cash inflow/(outflow) from financing	1,567	(298)

Decrease in cash in the period	£(11,525)	£(6,038)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements

(in thousands, except share and per share data)

1. Description of operations

Murray International Metals Limited (Murray) and Subsidiaries (collectively referred to as the Company) is primarily a global distributor of specialty structural steel to the offshore oil and gas industry. The Company sells highly specialized steel sections used in the construction of offshore oil and gas platforms and wellheads located in deep water and ultra deep water oil and gas fields, primarily to customers in the Caspian Sea region, West Africa, the Middle Eastern Gulf region, Southeast Asia, and Australia. The Company is headquartered in Scotland and has offices in Singapore, the Middle East, the United States and other strategic locations.

In addition to the offshore business, the Company’s operations in the United Kingdom have recently diversified into several alternative markets and products including civil fabrication, shipbuilding, renewable energy, yellow goods and mining.

The Company is an indirect, wholly owned subsidiary of Murray International Holdings Limited (MIH), a company registered in Scotland. MIH is owned, and controlled, primarily by Mr. D. E. Murray and members of his close family.

2. Summary of significant accounting policies

The accompanying condensed consolidated interim financial statements are unaudited and are prepared on the basis of the accounting policies as set forth in the Company’s consolidated financial statements for the year ended January 31, 2005. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with applicable accounting standards generally accepted in the United Kingdom (UK GAAP) have been condensed or omitted. However, such information reflects all adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary to fairly state the results of interim periods. Interim results are not necessarily indicative of results to be expected for the full year.

The January 31, 2005 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America (US GAAP). However, the Company believes that the disclosures are adequate to make the information presented not misleading.

These interim consolidated financial statements should be read in conjunction with the Company’s consolidated balance sheets at January 31, 2005 and 2004 and, and the related consolidated profit and loss accounts, statements of recognized gains and losses and statements of cash flows for the periods then ended.

Concentration of risk

Turnover is primarily derived from customers in the oil and gas industry. During the periods ended July 31, 2005 and 2004 the Company’s ten largest customers, represented approximately 57.4% and 49.9%, respectively, of the Company’s turnover. During the period ended July 31, 2005 two customers individually represented greater than 10% of sales; one customer representing 16.1% and the other 10.9%. Total amounts owed from these customers was £13,553 at July 31, 2005. During the period ended July 31, 2004, no individual customer accounted for more than 10% of turnover.

The Company relies on a limited number of third parties to supply its stocks. For the six months ended July 31, 2005, our ten largest vendors accounted for approximately 72% of our purchases and our single largest vendor accounted for approximately 34% of our purchases. If these vendors experience interruptions or other problems delivering the stocks on a timely basis, operating results could suffer.

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

Recent accounting pronouncements

In November 2002, the Accounting Standards Board (ASB) issued Financial Reporting Standard (FRS) 17 (revised) Retirement Benefits (FRS 17) that sets out the requirements for accounting for retirement benefits such as pensions and medical care during retirement. This replaces Statement of Standard Accounting Practice (SSAP) 24 Accounting for pension costs and Urgent Issues Task Force (UITF) Abstract 6 Accounting for post-retirement benefits other than pensions . This standard covers (a) the accounting for fair value of the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding; (b) the operating costs of providing retirement benefits to employees which are recognised in the accounting periods in which the benefits are earned by the employees, and the related finance costs and any other changes in value of the assets and liabilities are recognised in the accounting periods in which they arise; and (c) the requirement that the consolidated financial statements contain adequate disclosure of the cost of providing retirement benefits and the related gains, losses, assets and liabilities. FRS 17 is effective for the Company beginning February 1, 2005. The Company does not anticipate that the adoption of FRS 17 will have a significant impact on its consolidated financial statements.

In April 2004, the ASB issued FRS 20 Share Based Payment (FRS 20) that specifies the accounting treatment to be adopted (including the disclosures to be provided) by entities making share-based payments. In particular, the standard requires entities to recognise an expense, measured at fair value, in respect of the share-based payments they make. The term “share-based payments’ includes all types of executive share option and share purchase plans and employee share option and share purchase schemes, including Save-As-You-Earn plans and similar arrangements. It also includes arrangements such as share appreciation rights, where a cash payment is made, the amount of which depends on the share price. The standard applies to transactions with employees and it also applies to transactions with vendors of goods or non-employee services that involve share-based payments being made in exchange for those goods or services. The provisions of this standard are effective for the Company beginning February 1, 2006. The Company does not anticipate the adoption of FRS 20 will have a significant impact on its consolidated financial statements.

In May 2004, the ASB issued FRS 21 Events after the Balance Sheet Date (FRS 21) replacing SSAP 17 Accounting for post balance sheet events, and reflects the proposals of Financial Reporting Exposure Draft 27 Reporting Events after the Balance Sheet Date . The standard sets out the recognition and measurement requirements for two types of event after the balance sheet date being: those that provide evidence of conditions that existed at the balance sheet date for which the entity shall adjust the amounts recognised in its consolidated financial statements (adjusting events) and those that are indicative of conditions that arose after the balance sheet date for which the entity does not adjust the amounts recognised in its consolidated financial statements (non-adjusting events). The standard removes the requirement to report dividends proposed after the balance sheet date in the profit and loss account and instead requires disclosures in the notes to the consolidated financial statements. The provisions of this standard are effective for the Company beginning February 1, 2006.

In December 2004, the ASB issued FRS 23 The Effects of Changes in Foreign Exchange Rates replacing SSAP 20 Foreign Currency Translation. The standard prescribes how entities should include foreign currency transactions and foreign operations in their consolidated financial statements and how they should translate consolidated financial statements into a presentation currency. The provisions of this standard are effective for the Company beginning February 1, 2006. The Company is in the process of evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2004, the ASB issued FRS 25 Financial Instruments and Disclosures (FRS 25). This standard sets out requirements for the presentation of, and disclosures relating to, financial instruments. The presentation requirements

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

of the standard deals with the classification of capital instruments issued between debt and equity and the implications of that classification for dividends and interest expense. The disclosure requirements require entities to provide a range of primarily risk-based qualitative and quantitative disclosures about the financial instruments they hold or have issued. The disclosures required by FRS 25 are effective for the Company beginning February 1, 2006 and will result in the inclusion of additional disclosures related to, among other things, the management of the risk associated with foreign currency transactions.

In December 2004, the ASB issued FRS 26 Financial Instruments: Measurement (FRS 26) that establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard requires that: all derivatives and all financial assets and financial liabilities that are held for trading be measured at fair value with all changes in those fair values recognized immediately in the profit and loss account; all loans and receivables held as assets and all financial assets that are being held to maturity by the reporting entity to be measured at cost-based amounts; all other financial assets to be measured at fair value with gains and losses recognised immediately in the statement of total recognised gains and losses; and all other financial liabilities to be measured at cost-based amounts. At present this standard is only mandatory for listed entities and for those companies preparing financial statements, in accordance with the fair value accounting rules set out in the Companies Act of 1985. The Company is in the process of determining whether it will adopt this standard in due course.

3. Segmental and geographic information

The Company has four reportable segments, which are determined based upon the significant geographic locations of the Company’s operations: United Kingdom, United Arab Emirates, Singapore and the United States. Each segment is a distributor of high grade steel tubes, plates and sections to primarily the offshore oil and gas industry. A local management team manages each segment independently, with oversight from the Company’s management in the UK.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit before taxation. The Company accounts for sales between segments at a margin percentage agreed between segment management. The following segment information is consistent with internal management reporting for the year periods ended July 31:

2005:	UK	UAE	Singapore	US	Eliminations	Total consolidated
Turnover from external customers	£41,213	£15,705	£20,089	£6,939	£—	£83,946
Intersegment turnover	1,182	978	—	17	(2,177)	—
Gross profit	8,292	2,629	4,010	1,410	—	16,341
Operating profit	5,590	1,652	3,283	978	—	11,503
Profit before taxation	5,383	1,603	3,230	987	—	11,203

2004:	UK	UAE	Singapore	US	Eliminations	Total consolidated
Turnover from external customers	£31,877	£11,689	£8,797	£8,268	£—	£60,631
Intersegment turnover	1,731	40	27	24	(1,822)	—
Gross profit	6,311	3,875	2,440	1,111	—	13,737
Operating profit	3,882	3,045	1,933	766	—	9,626
Profit before taxation	3,781	3,042	1,927	767	—	9,517

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

4. Reserves

The movement in reserves is as follows for the period ended July 31, 2005:

	Profit and loss account	Share premium account	Total
Beginning of the period	£42,778	£60	£42,838
Movement in currency translation	1,256	—	1,256
Retained profit for the period (note 5)	2,547	—	2,547

End of the period	£46,581	£60	£46,641

5. Reconciliation of movements in equity shareholders’ funds

A reconciliation of the movement in equity shareholders’ funds is as follows for the periods ended July 31:

	2005	2004
Profit for the period	£7,480	£6,358
Equity dividends paid	(4,933)	(2,148)

Retained profit for the period	2,547	4,210
Currency translation adjustment	1,256	(77)

Net addition to shareholders’ funds	3,803	4,133
Opening shareholders’ funds	42,949	29,819

Closing shareholders’ funds	£46,752	£33,952

6. Consolidated cash flow notes

(a)	Reconciliation of operating profit to operating cash flows is as follows for the six months ended July 31:

	2005	2004
Operating profit	£11,503	£9,626
Depreciation charges	329	275
Gain on disposal of tangible fixed assets	(11)	(59)
Increase in stock	(9,347)	(1,661)
Increase in debtors	(4,209)	(12,386)
(Decrease)/increase in creditors	(1,233)	4,364

Net cash (outflow)/inflow from operating activities	£(2,968)	£159

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

(b)	Analysis and reconciliation of net debt is as follows for the six months ended July 31, 2005:

	Beginning of period	Cash flow	Exchange movements	End of period
Cash at bank and in hand	£3,735	£1,333	£1,133	£6,201
Bank overdraft	(7,985)	(12,858)	—	(20,843)
Finance lease obligations	(55)	20	—	(35)
Debt due within one year	—	(1,587)	—	(1,587)

Net debt	£(4,305)	£(13,092)	£1,133	£(16,264)

(c)	Reconciliation of net cash outflow to movement in net debt is as follows for the six months ended July 31:

	2005	2004
Decrease in cash, net of overdrafts	£(11,525)	£(6,038)
Cash (inflow)/outflow from increase/(decrease) in debt and finance leases	(1,567)	298
Change in net debt resulting from cash flows	(13,092)	(5,740)
Translation difference	1,133	(77)

Movement in net debt in the period	(11,959)	(5,817)
Net debt at beginning of period	(4,305)	(1,876)

Net debt at end of period	£(16,264)	£(7,693)

7. Financing arrangements

The Company’s outstanding borrowings with third parties at July 31 are as follows:

2005
Bank overdrafts	£20,843
Other bank debt	1,587

Total	£22,430

Bank facilities

The Company participates in a banking facility with other members of the Murray Group (MIH Facility). The MIH Facility provides access to, among other things, additional overdraft facilities, short term loans and letters of credit. The amounts outstanding under the MIH Facility at July 31, 2005 incurred interest at 1% above the Bank of England inter-bank rate. The interest rate on amounts outstanding at July 31, 2005, was 5.75%.

Subsidiaries of the Company also have available credit facilities with various local lenders that carry variable interest rates. These facilities provide access to among other things short term loans, performance bonds, guarantees and trust receipts.

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

The Company’s contingent liabilities under the bank facilities other financing arrangements at July 31, 2005 are as follows:

	Term	Performance bonds/ financial guarantees	Letters of credit
MIH Facility—Related party(1)	2009	£222,816	£—
MIH Facility—Third party	2009	712	2,258
Subsidiaries’ facilities	Various	1,354	4,644

Total		£224,882	£6,902

(1)	In connection with the MIH Facility, the Company has guaranteed bank borrowings of MIH and other members of the Murray Group, which are secured by a debenture on the assets of the Company, and by cross guarantees from MIH and other members of the Murray Group. The amount of the guarantee fluctuates based on total outstanding debt under the MIH Facility. The total amount of debt outstanding under the MIH Facility at July 31, 2005 was £222,816, representing the maximum amount payable under the guarantees on those dates. The guarantees currently do not have an expiration date, other than the expiration of the MIH Facility.

At July 31, 2005, unused availability under the letter of credit facilities, excluding the MIH Facility, was £4.5 million.

Third party guarantees

The Company provides performances guarantees on behalf of its subsidiaries and other members of Murray Group directly with third party during the normal course of business. Performance guarantees provided on behalf of its subsidiaries, which guarantee payment to a customer if a subsidiary fails to perform completely under various contracts, were entered into by the Company. For guarantees that expire within one year of each respective balance sheet date, the maximum potential amount of future payments (undiscounted) for non-performance totalled £900 at July 31, 2005. For guarantees expiring on December 31, 2006, there was no maximum amount regarding future payment and the total amount outstanding relating to guarantees was £297 at July 31, 2005.

Performance guarantees on behalf of a member of the Murray Group, which guarantees payment if the other member of the Murray Group fails to perform completely under various contracts, were entered into by the Company. The maximum potential amount of future payments (undiscounted) the Company could be required to make under these guarantees was £3,750 at July 31, 2005 before any recovery through recourse provisions. Recourse provisions include a counter indemnity issued by the lender of the MIH facility. These guarantees do not expire and can be withdrawn by the Company at any time.

The Company is registered for VAT purposes with other members of the Murray Group and share a common registration number. As a result, it has jointly guaranteed the VAT liability of MIH, and failure by other members of the Murray Group to meet their VAT liabilities would give rise to additional liabilities for the Company. The directors are of the opinion that no liability is likely to arise from the failure of other members of the Murray Group.

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

8. Commitments and contingent liabilities

(a) Lease commitments

The Company leases certain property and motor vehicles under non-cancellable operating leases. The following presents the future minimum lease payments on these operating leases:

	Operating leases	Finance leases
Six months ended January 31, 2006	£191	£18
Years ending January 31:
2007	190	19
2008	78	—
2009	57	—
2010	25	—
2011	—
Thereafter	—	—

Total minimum lease payments	£541	37

Less amount representing interest		(2)

Total finance lease obligations		35
Less current portion		(22)

Long term portion		£13

These leases have various expiration dates ranging from 2005 to 2010. Certain leases contain renewal options up to 10 years.

(b) Capital commitments

The Company has entered into non-cancellable contracts primarily for the purchase of land and a building in Singapore, which totalled £278 at July 31, 2005.

(c) Litigation

From time to time, the Company has been party to various legal proceedings arising in the normal course of business. In the opinion of the Company’s directors there are currently no proceedings which, if determined adversely against the Company, would have a material effect on the Company’s balance sheet, profit and loss account or cash flows.

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

9. Related party transactions

The debtor and creditor balances as a result of transactions with Murray Group companies are as follows at July 31:

	Debtors		Creditors
	2005	2004	2005	2004
Forth Steel Limited	£645	£376	105	3
Charlotte Ventures Energy Limited	375	—	—	—
Murray Group Management Limited	156	84	2,487	2,393
Northern Steel Stocks Limited	195	6	—	2
Premier Alloys Limited	28	20	9	5
Austin Trumanns Steel Limited	—	4	37	11
Ireland Alloys Limited	500	—	—	—
Other	19	6	1	4

	£1,918	£496	£2,639	£2,418

Trade sales and purchases

The Company trades with Murray Group companies in the normal course of business. Sales to these companies were as follows for the six months ended July 31:

	2005	2004
Forth Steel Limited	£993	£488
Premier Alloys Limited and other	2	14

	£995	£502

Purchases from Murray Group companies were as follows for the six months ended July 31:

	2005	2004
Forth Steel Limited	213	96
Premier Alloys Limited	54	34
Northern Steel Stocks Limited	6	105
Austin Trumanns Steel Limited	84	53

	£357	£288

Intercompany recharges

The Company also uses the resources and processes of Murray Group Management Limited (MGM), Carnegie Systems Management Limited (CSM) and the Rangers Football Plc Club (Rangers) as described below. There are no formal agreements governing provision of services among the Murray Group companies or the method of payment for the services except for CSM.

Some expenses incurred by the Company are allocated to companies in the Murray Group, based on management’s estimate of resources used, including management fees, information technology and advertising and entertainment.

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

Total charges from Murray Group companies were as follows for the six month periods ended July 31:

	2005	2004
MGM (management fees)	£374	£384
CSM (information technology)	153	101
Rangers (advertising and entertainment)	31	29

	£558	£514

Total recharges to Murray Group companies were as follows for the six month periods ended July 31:

	2005	2004
Forth Steel Limited	£32	£32
Northern Steel Stocks Limited	23	21
MGSH Limited	14	17
Premier Alloys Limited	156	148
Other	11	12

	£236	£230

Management fees—MGM, a wholly-owned subsidiary of MIH, provides, and arranges third party agents to provide, certain corporate services, on a non-exclusive basis. These services primarily consist of the following types of services, which are charged as follows:

•	The Company’s turnover relative to other subsidiaries of MIH, for legal, tax, and accounting, management, office and facilities;

•	A pro rata allocation of headcount for the Company as regards human resource services; and

•	A pro rata allocation of the Company’s indebtedness as regards the funding charges.

Recharges from MGM for these services totalled £256 and £243 for the six months ended July 31, 2005 and 2004, respectively. MIH also charges the Company for other miscellaneous charges. Management fees are paid monthly.

Information technology—CSM provides information systems and network engineering to the Company. Fees for these services are generally estimated and paid quarterly, with an annual make whole payment for any outstanding amounts.

Advertising and entertainment—Purchases from Rangers Football Club Limited are in respect of advertising and entertaining. A portion of these costs were recharged to other companies in the Murray Group, leaving costs of £15 and £15 for the respective six month periods.

HR and accounting function

The Company provided human resource services and accounting functions to a number of Murray Group Companies. Charges for these services were £128 and £122 for the six months ended July 31, 2005 and 2004, respectively.

Fees for these services are generally estimated and paid quarterly, with an annual make whole payment for any outstanding amounts.

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

Rental income

The Company charges CSM and Premier Alloys Limited for use of, and rates related to, office and warehouse premises. These charges were £90 and £83 for the six months ended July 31, 2005 and 2004, respectively.

Other

The Company’s banking facilities are arranged centrally for the whole Murray Group and the costs of arrangement are recharged through the MGM charge detailed above. These facility fees are recharged on a percentage of indebtedness basis.

The Company has also entered into an agreement to guarantee the outstanding balances of MIH with the Bank of Scotland—see note 7 for further details of the guarantees provided by the Company.

The parent company, MIH, maintains property, business interruption, general liability and related insurance coverage for the MIH group of companies for which the Company is a named party. Charges for this insurance were £95 and £119 for the six month periods ended July 31, 2005 and 2004, respectively.

The Company provides housing for directors of the Company outside the UK. This amounted to £32 and £33 for the six months ended July 31, 2005 and 2004, respectively.

The Company transferred a funding balance of £500 to Ireland Alloys Limited during the six months ended July 31 2005. This is repayable within one year or on demand. At July 31, 2005, a balance of £375 is due from Charlotte Ventures Energy Limited in relation to a funding loan which is repayable within one year or on demand.

10. Subsequent events (unaudited)

On May 18, 2005, Jefferies Capital Partners (JCP) entered into a letter of intent with MIH to acquire all of the equity interests of the Company. In addition, MIH and the Company agreed in principle to sell to Edgen Carbon Products Group, L.L.C., a wholly-owned subsidiary of Edgen Corporation (Edgen) all of the equity interests of the Company’s US subsidiary, MIM US. On November 30, 2005, JCP through a newly established holding company, Pipe Acquisition Limited (Pipe), entered into a sale and purchase agreement with MIH and certain other persons, pursuant to which Pipe agreed to purchase all of the outstanding shares of the Company from its shareholders for an aggregate purchase price of approximately £87,000. On the same date, Edgen entered into a sale and purchase agreement with the Company and certain other persons pursuant to which Edgen agreed to purchase all of the outstanding capital stock of MIM US for an aggregate purchase price of approximately £12,000 plus certain agreed dividends.

The acquisition of the Company and the acquisition of MIM US by Edgen will be funded with the proceeds of a $130,000 high yield debt offering by Pipe Acquisition Finance Plc, a majority owned subsidiary of Pipe, the issuance and sale by Edgen of $31,000 9 7 / 8 % senior secured notes due 2011, equity investments by funds managed by JCP and certain members of MIM Ltd. and Edgen management.

11. Reconciliation to accounting principles in the United States

The Company’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. Such differences involve methods for measuring the amounts in the consolidated financial statements, as well as additional disclosures required by US GAAP. The differences between UK GAAP and US GAAP applicable to the Company are quantified and described below.

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

Reconciliation of profit for the period

The effects of the application of US GAAP on profit are as follows for the periods ended July 31:

	Notes		2005	2004
			in thousands
Profit for the financial period under UK GAAP			£7,480	£6,358
Derivative financial instruments	(a	)	32	(175)
Software development costs	(b	)	(65)	(20)
Deferred taxes	(c	)	46	47
Tax impact of US GAAP adjustments	(d	)	10	58

Net income under US GAAP			£7,503	£6,268

Reconciliation of shareholders’ funds

The effects of the application of US GAAP on shareholders’ funds are as follows at July 31:

	Notes		2005
			(in thousands)
Equity shareholders’ funds under UK GAAP			£46,752
Derivative financial instruments	(a	)	8
Software development costs	(b	)	68
Deferred taxes	(c	)	(1,621)
Tax impact of US GAAP adjustments	(d	)	(23)

Shareholders’ equity under US GAAP			£45,184

(a) Derivative financial instruments

During the normal course of business, the Company is exposed to foreign currency risk. These risks can create volatility in earnings and cash flows from year to year, and hence the company uses derivative financial instruments to reduce exposure to foreign currency movements on foreign currency purchases and sales.

Under UK GAAP, the Company applies hedge accounting and does not separately record its derivative instruments on the balance sheet at fair value. Accordingly, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates at the date of the transaction or at the contracted rate if the transaction is covered by a forward exchange contract. Monetary assets and liabilities denominated in foreign currencies at year end are reported at the rates of exchange prevailing at the year end, or if hedged at the appropriate hedged rate. Where the Company enters into forward contracts which are not linked to a trade or where the underlying transaction has been settled, a gain or loss will arise during the period from inception to maturity of the underlying transaction. The realized fair value is recorded at each balance sheet date. When the Company enters into sale and purchase contracts in foreign currencies these contracts are not always denominated in the functional currency of either party to the transaction. This results in an embedded derivative as there is an implicit forward purchase or sale of that currency. The fair value of these embedded derivatives is not recognised under UK GAAP.

Under US GAAP, monetary assets and liabilities denominated in foreign currencies at year end are reported at the rates of exchange prevailing at the balance sheet date and all derivatives, whether designated in a hedging relationship or not, are carried at fair value on the balance sheet. The Company has not designated any of its derivative

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

instruments as qualifying hedge instruments under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Accordingly all gains and losses arising from changes in the fair value of derivatives and embedded derivatives are charged or credited in determining net income under US GAAP.

The fair value of derivatives outstanding at July 31, 2005 was a liability of £68.

(b) Software development costs

Under UK GAAP, software development costs are written off to the profit and loss account as they are incurred.

Under US GAAP, certain internal and external costs incurred to acquire or create internal use software are capitalized in accordance with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized software is included in property, plant and equipment and is depreciated over three years when development is complete.

(c) Deferred taxes

Under UK GAAP, the Company accounts for taxes in accordance with FRS 19, Deferred Taxes (FRS 19) while under US GAAP, the Company accounts for taxes in accordance with SFAS 109, Accounting for Income Taxes (SFAS 109). The differences between these standards that have an impact on the Company are as follows:

Under UK GAAP, a capital gain has been rolled over into the tax base cost of fixed assets, which gives rise to a temporary difference. This gain has not been recognised as a deferred tax liability as FRS 19 only requires recognition where there is a binding contract to sell the fixed asset that has a reduced base cost as a result of the gain being rolled over, and a taxable gain is expected to arise. Under US GAAP, a deferred tax liability is recognised for this item pursuant to SFAS 109.

Under UK GAAP, deferred tax liabilities on unremitted earnings of subsidiaries are only permitted to be recognised when the dividends have been accrued, or when there is a binding agreement to distribute past earnings. Under US GAAP, deferred tax liabilities on unremitted earnings of subsidiaries are recorded where such earnings are not considered to be permanently invested in subsidiaries.

(d) Tax impact of US GAAP adjustments

This adjustment reflects the effect of providing for the applicable effective tax rate on relevant US GAAP adjustments.

(e) Cash flow statements

The consolidated cash flow statements have been prepared under UK GAAP in accordance with FRS 1, Cash flow statement, (revised) (FRS 1) and presents substantially the same information as required under Statement of Financial Accounting Standards (SFAS) 95, Statements of Cash Flows (SFAS 95). There are certain differences between FRS 1 (revised) and SFAS 95 with regard to classification of items within the cash flow statement.

In accordance with FRS 1, cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under SFAS 95, cash flows are classified under operating activities, investing activities and financing activities. Under FRS 1, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less.

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

A reconciliation between the consolidated statements of cash flows presented based on UK GAAP measurement principles using US GAAP disclosures and presentational principles, is shown below for the periods ended July 31:

	2005	2004
	(in thousands)
Operating activities:
Net cash (outflow)/inflow from operating activities (UK GAAP)	£(2,968)	£159
Net cash outflow from returns on investments and servicing of finance	(235)	(138)
Taxation	(3,675)	(2,472)

Net cash used by operating activities (US GAAP)	(6,878)	(2,451)
Investing activities:
Net cash outflow from capital expenditure and financial investment	(1,163)	(1,115)

Net cash used in investing activities (US GAAP)	(1,163)	(1,115)
Financing activities:
Cash inflow/(outflow) from financing (UK GAAP)	1,567	(298)
Dividends paid to minority interests	(118)	(26)
Equity dividends paid	(4,933)	(2,148)
Increase in bank overdrafts	12,858	7,050

Net cash provided by/(used in) financing activities (US GAAP)	9,374	4,578

Effect of exchange rate changes on cash	1,133	(77)

Net increase/(decrease) in cash and cash equivalents under US GAAP	2,466	935
Cash and cash equivalents under US GAAP at beginning of period	3,735	2,874

Cash and cash equivalents under US GAAP at end of period	£6,201	£3,809

(f) Financial statement presentation

Consolidated balance sheet presentation

The balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. Under UK GAAP, current assets are netted against current liabilities in the balance sheet whereas US GAAP requires the separate presentation of total assets and total liabilities. In addition, current assets under UK GAAP include amounts that fall due after more than one year. Under US GAAP, such assets would be reclassified as non-current assets.

Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151, Inventory Costs (SFAS 151), to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to inventory values be based on the normal capacity of the production facilities. SFAS 151 is effective for costs incurred in respect of inventories for reporting periods beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material effect on the results or net assets of the Company.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets on Amendment of Accounting Principles Board (APB) 29 (APB 29) (SFAS 153), which, for periods beginning after June 15, 2005, no longer allows the exemption included in APB 29 which permitted certain non-monetary exchanges of similar productive assets to be

Murray International Metals Limited and Subsidiaries

Notes to the condensed consolidated interim financial statements—(continued)

(in thousands, except share and per share data)

accounted for at book value with no gain or loss being recognised. Under SFAS 153 such non-monetary transactions have to be accounted for at fair value, recognising any gain or loss, if the transaction meets a commercial substance criterion and the fair value is determinable. SFAS 153 did not affect the guidance in APB 29 for non-monetary exchanges of inventory. The adoption of SFAS 153 is not expected to have a material effect on the results or net assets of the Company.

In December 2004, the FASB issued SFAS 123(R), Share-Based Payment (SFAS 123(R)), which is a revision of SFAS 123, Accounting for Stock-Based Compensation and supersedes APB Opinion 25, Accounting for Stock Issued to Employees . Generally the valuation methods contained in SFAS 123(R) are similar to those in SFAS 123, but SFAS 123(R) requires all share based payments to employees, including grants of employee share options, to be charged to the statement of income. Pro forma disclosure is no longer an alternative. With limited exceptions, the amount charged to the statement of income for share options will be measured based on the grant date fair value of the option amortised over the period to the date of vesting of the award. SFAS 123(R) is effective for annual reporting periods beginning after June 15, 2005. The adoption of SFAS 123(R) is not expected to have a material effect on the results or net assets of the Company.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections (SFAS 154), which is effective for periods beginning after December 15, 2005. This statement replaces APB Opinion 20, Accounting Changes (APB 20) and SFAS 3, Reporting Accounting Changes in Interim Financial Statements . APB 20 previously required that most voluntary changes in accounting principle be recognised by including, in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. The adoption of SFAS 154 is not expected to have a material effect on the results or net assets of the Company.

Common Shares

Prospectus

             shares

                    , 2008

Through and including                     , 2008 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to a deliver a prospectus. This obligation is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II

Information not required in a prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the fees and expenses, payable by the Registrant in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the FINRA filing.

SEC registration fee	$
FINRA fee
Legal fees and expenses
Printing and engraving expenses
Blue sky fees
NYSE fees
Transfer agent fees
Accounting fees and expenses
Miscellaneous

Total		$

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Edgen Murray Limited is a Bermuda exempted company. Under Bermuda law, a company is permitted to indemnify any officer or director, out of the funds of the company, against (1) any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court and (2) any loss or liability resulting from negligence, default, breach of duty or breach of trust, save for his or her fraud and dishonesty.

The bye-laws of Edgen Murray Limited provide for the indemnity by Edgen Murray Limited of the officers, directors and employees thereof to the fullest extent permitted by law. The bye-laws of Edgen Murray Limited also provide (1) that an officer or director of Edgen Murray Limited shall not be personally liable to Edgen Murray Limited or its shareholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent that such limitation is prohibited by Edgen Murray Limited, and (2) that expenses (including attorneys’ fees) incurred by an officer or director of Edgen Murray Limited in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by Edgen Murray Limited in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Edgen Murray Limited pursuant to Bermuda law.

Item 15. Recent sales of unregistered securities

In connection with its initial incorporation on August 29, 2008, the registrant issued one hundred common shares to Edgen Murray II, L.P. The issuance of shares in connection with our incorporation was made in reliance on the exemption from registration under Section 4(2) of the Securities Act.

Prior to the effectiveness of this Registration Statement, Edgen Murray Limited will become the holding company for our US subsidiaries in a transaction we refer to as the “Contribution” and, as our new parent holding company, will serve as the issuer in this offering.

The Contribution was approved by the General Partner of Edgen Murray II, L.P. and by the board of directors of Edgen Murray Limited prior to the filing of this Registration Statement. The only assets of Edgen Murray Limited will be the funds received in connection with its formation and the assets received in the Contribution. The common shares issued by Edgen Murray Limited in connection with the Contribution (collectively, the “Contribution Shares”), together with the common shares issued as part of Edgen Murray Limited’s initial incorporation, will constitute the entire share capital of Edgen Murray Limited prior to consummation of this offering. The decision as to the investment and value of the Contribution Shares to be issued in the Contribution will have been made by the General Partner of Edgen Murray II, L.P. and the board of directors of Edgen Murray Limited, with the exact number of Contribution Shares to be determined by reference to the price range of the common shares to be issued in connection with this offering. The issuance of Contribution Shares would be on reliance on the exemption from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedule

(a)	Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.**

2.1	Asset Purchase Agreement, dated as of April 11, 2007, by and among Edgen Murray Corporation, Edgen Murray LLC, Petro Steel International, L.P., Petro Steel International, LLC, Eric Berger, David Mullaney and John Ruttenberg. *

3.1	Amended and Restated Memorandum of Association of Edgen Murray Limited.**

3.2	Amended and Restated Bye-Laws of Edgen Murray Limited.**

4.1	Specimen Common Share Certificate.**

5.1	Form of Opinion of Conyers Dill & Pearman.**

10.1	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O’Leary, Edgen Louisiana Corporation and Edgen Corporation.*

10.2	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation.*

10.3	Service Agreement, dated December 16, 2005, by and between Murray International Metals Limited and Kenneth Cockburn.*

10.4	Amended and Restated Employment Agreement, dated as of April 30, 2004, by and between Craig S. Kiefer, Edgen Carbon Products Group, L.L.C., and Edgen Corporation.*

10.5	Contract of Employment, dated June 28, 1994, by and between Murray International Metals Limited and Michael Craig.*

10.6	Edgen Murray II, L.P. Incentive Plan.*

10.7	Edgen Murray II, L.P. 2007 Option Plan.*

10.8	Edgen Murray Corporation Cash Bonus Plan.*

10.9	Lease, dated as of December 16, 2005, by and among Murray International Metals Limited and Steels (UK) QRS 16-58, Inc.*

10.10	Guarantee, dated January 25, 2006, by Murray International Metals Pte. Limited in favor of Steels (UK) QRS 16-58, Inc.*

10.11	Credit Agreement, dated as of May 11, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11a	First Amendment to Credit Agreement, dated as of June 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11b	Second Amendment to Credit Agreement, dated as of August 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

Exhibit Number	Description

10.11c	Third Amendment to Credit Agreement, dated as of August 12, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11d	Fourth Amendment to Credit Agreement, dated as of September 17, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11e	Loan Party Joinder Agreement, dated as of May 31, 2007, between Pipe Acquisition Limited and JPMorgan Chase Bank, N.A.*

10.11f	Loan Party Joinder Agreement, dated as of September 21, 2007, between Equipment, Inc. and JPMorgan Chase Bank, N.A.*

10.11g	Loan Party Joinder Agreement, dated as of September 21, 2007, between Equipment Valve & Supply, Inc. and JPMorgan Chase Bank, N.A.*

10.11h	Assumption Agreement, dated as of September 21, 2007, by Equipment, Inc. in favor of JPMorgan Chase Bank, N.A.*

10.11i	Assumption Agreement, dated as of September 21, 2007, by Equipment Valve & Supply, Inc. in favor of JPMorgan Chase Bank, N.A.*

10.12	First Lien Credit Agreement, dated as of May 11, 2007, among Edgen Murray II, L.P., Edgen Merger Co., Edgen Murray Cayman Corporation, the several Lenders from time to time parties thereto, Lehman Brothers Inc., Jefferies Finance LLC and Lehman Commercial Paper Inc.*

10.12a	First Amendment to First Lien Credit Agreement, dated as of September 12, 2008, among Edgen Murray II, L.P., Edgen Murray Corporation, Edgen Murray Cayman Corporation, and Lehman Commercial Paper Inc.*

10.12b	First Lien Guarantee and Collateral Agreement, dated as of May 11, 2007, made by Edgen Merger Co., Edgen Murray II, L.P. and certain of its Subsidiaries in favor of Lehman Commercial Paper Inc.*

10.12c	Assumption Agreement, dated as of September 21, 2007, made by Equipment, Inc. in favor of Lehman Commercial Paper Inc.*

10.12d	Assumption Agreement, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. in favor of Lehman Commercial Paper Inc.*

10.13	Second Lien Credit Agreement, dated as of May 11, 2007, among Edgen Murray II, L.P., Edgen Merger Co., the several Lenders from time to time parties thereto, Lehman Brothers Inc., Jefferies Finance LLC and Lehman Commercial Paper Inc.*

10.13a	First Amendment to Second Lien Credit Agreement, dated as of September 12, 2008, among Edgen Murray II, L.P., Edgen Murray Corporation and Lehman Commercial Paper Inc.*

10.13b	Second Lien Guarantee and Collateral Agreement, dated as of May 11, 2007, made by Edgen Merger Co., Edgen Murray II, L.P. and certain of its Subsidiaries in favor of Lehman Commercial Paper Inc.*

10.13c	Assumption Agreement, dated as of September 21, 2007, made by Equipment, Inc. in favor of Lehman Commercial Paper Inc.*

10.13d	Assumption Agreement, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. in favor of Lehman Commercial Paper Inc.*

Exhibit Number	Description

10.14	Intercreditor Agreement, dated as of May 11, 2007, by and among Edgen Merger Co., Edgen Murray Cayman Corporation, Edgen Murray Canada Inc., Edgen Murray Corporation, Edgen Murray Europe Limited, Edgen Murray II, L.P., certain subsidiaries of Edgen Murray II, L.P., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Europe Limited and Lehman Commercial Paper Inc.*

10.14a	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.14b	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.14c	Intercreditor Joinder, dated as of September 28, 2007, made by Edgen Murray Pte. LTD and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.15	Intercreditor Agreement, dated as of May 11, 2007, by and among Edgen Merger Co., Edgen Murray Cayman Corporation, Edgen Murray II, L.P., certain subsidiaries of Edgen Murray II, L.P. and Lehman Commercial Paper Inc.*

10.15a	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc.*

10.15b	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc.*

10.16	Agreement for the Sale and Purchase of Shares in Murray International Metals Limited, dated November 30, 2005, by and among the Sellers party thereto, Pipe Acquisition Limited, Murray International Holdings Limited and Edgen Carbon Products Group, LLC.*

21.1	List of Subsidiaries of the Registrant.**

23.1	Consent of Conyers Dill & Pearman (incorporated by reference to Exhibit 5.1).**

23.2	Consent of Deloitte & Touche LLP.*

23.3	Consent of Deloitte & Touche LLP.*

24.1	Powers of Attorney for Edgen Murray Limited (included on the signature page).

*	Filed herewith.
**	To be filed by amendment.

(b)	Financial statement schedule

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT

EDGEN MURRAY II, L.P.

BALANCE SHEETS (UNCONSOLIDATED)

DECEMBER 31, 2007 AND 2006

(In thousands)

	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54	$69

Total current assets	54	69
(Distributions in excess of earnings and investment in subsidiaries) investment in subsidiaries	(68,540)	98,200

TOTAL	$(68,486)	$98,269

LIABILITIES AND PARTNERS’ (DEFICIT) CAPITAL
CURRENT LIABILITIES:
Payable to subsidiaries	$—	$95

Total current liabilities	—	95
COMMITMENTS AND CONTINGENCIES
PARTNERS’ (DEFICIT) CAPITAL	(68,486)	98,174

TOTAL	$(68,486)	$98,269

See accompanying note to condensed unconsolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT

EDGEN MURRAY II, L.P.

STATEMENTS OF OPERATIONS (UNCONSOLIDATED)

YEARS ENDED DECEMBER 31, 2007, 2006, PERIOD FEBRUARY 1, 2005 TO DECEMBER 31, 2005,

AND PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(In thousands)

	Successor			Predecessor
	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
SALES	$—	$—	$—	$18,945
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	—	—	—	14,153
Selling, general, and administrative expense	601	81	—	14,364
Depreciation and amortization expense	—	—	—	201

Total operating expenses	601	81	—	28,718

LOSS FROM OPERATIONS	(601)	(81)	—	(9,773)
OTHER INCOME (EXPENSE):
Other expense	—	—	—	(50)
Interest expense — net	—	—	—	(333)
Equity of earnings of subsidiaries	3,516	23,563	7,020	—

INCOME (LOSS) BEFORE INCOME TAX BENEFIT	2,915	23,482	7,020	(10,156)
INCOME TAX BENEFIT	—	—	—	(1,916)

NET INCOME (LOSS)	2,915	23,482	7,020	(8,240)
PREFERRED INTEREST AND DIVIDENDS	(1,656)	(4,349)	(1,798)	(190)

NET INCOME (LOSS) AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$1,259	$19,133	$5,222	$(8,430)

See accompanying note to condensed unconsolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT

EDGEN MURRAY II, L.P.

STATEMENTS OF CASH FLOWS (UNCONSOLIDATED)

YEARS ENDED DECEMBER 31, 2007 and 2006, PERIOD FEBRUARY 1, 2005 TO DECEMBER 31, 2005, AND PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(In thousands)

	Successor			Predecessor
	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,915	$23,482	$7,020	$(8,240)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	—	—	—	201
Amortization of deferred financing costs	—	—	—	35
Provision for doubtful accounts	—	—	—	27
Changes in assets and liabilities:
Equity in (earnings) losses of subsidiaries	(3,516)	(23,563)	(7,020)	—
Increase in inventories	—	—	—	(3,184)
Decrease in accounts receivable	—	—	—	1,991
Increase in prepaid expenses and other current assets	—	—	—	(2,951)
Increase in accounts payable	—	—	—	6,318
Increase in income tax payable	—	—	—	775
Increase in income tax receivable	—	—	—	(2,417)
Increase in accrued expenses	—	—	—	11,695

Net cash (used in) provided by operating activities	(601)	(81)	—	4,250

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	—	—	—	(4)
Proceeds from the sale of property, plant and equipment	—	—	—	2
Investments in and net advances to subsidiaries	(152,508)	(3,827)	(50,292)	—

Net cash used in investing activities	(152,508)	(3,827)	(50,292)	(2)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common units/shares	155,100	—	13,288	—
Proceeds from issuance of preferred units/shares	—	—	39,672	—
Partnership unit subscription receivable	—	1,309	—	—
Proceeds under credit facilities	—	—	—	116
Principal payments on notes payable and long-term debt	—	—	—	(232)
Financing advisory fees to the manager of FUND IV	(2,006)	—	—	—
Decrease in managed cash overdraft	—	—	—	(1,361)

Net cash provided by (used in) financing activities	153,094	1,309	52,960	(1,477)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(15)	(2,599)	2,668	2,771
CASH AND CASH EQUIVALENTS (Beginning of year)	69	2,668	—	134

CASH AND CASH EQUIVALENTS (End of year)	$54	$69	$2,668	$2,905

(Continued)

See accompanying note to condensed unconsolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT

EDGEN MURRAY II, L.P.

STATEMENTS OF CASH FLOWS (UNCONSOLIDATED)

YEARS ENDED DECEMBER 31, 2007, 2006, PERIOD FEBRUARY 1, 2005 TO DECEMBER 31, 2005,

AND PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005

(In thousands)

	Successor			Predecessor
	2007	2006	Period February 1, 2005 to December 31, 2005	Period January 1, 2005 to January 31, 2005
NONCASH INVESTING AND FINANCING ACTIVITIES:
Distributions to unitholders	$327,087	$—	$—	$—

Issuance of Edgen Murray II, L.P. common limited partnerships units—PetroSteel Acquisition	$8,000	$—	$—	$—

Issuance of Edgen/Murray, L.P. common and preferred units to sellers of Murray International Metals Ltd. and Murray International Metals, Inc.	$—	$—	$11,180	$—

Exchange of Edgen restricted common shares for Edgen/Murray, L.P. restricted common units	$—	$—	$1,419	$—

Exchange of Edgen Murray Corporation and Pipe Acquisition Limited common shares for Edgen Murray II, L.P. common limited partnership units	$45,295	$—	$—	$—

Issuance of Edgen Murray II, L.P. restricted common units	$1,733	$—	$—	$—

Issuance of Edgen restricted common shares	$—	$—	$282	$—

Issuance of Edgen/Murray, L.P. restricted common units	$—	$1,261	$60	$—

Dividends on Edgen preferred shares	$—	$—	$1,622	$190

Preferred interest on Edgen/Murray, L.P. preferred units	$1,656	$4,349	$176	$—

Common and preferred unit subscription receivable	$—	$—	$1,309	$—

(Concluded)

See accompanying note to condensed unconsolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT

EDGEN MURRAY II, L.P.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006, PERIOD FEBRUARY 1, 2005

TO DECEMBER 31, 2005, AND PERIOD JANUARY 1, 2005 TO JANUARY 31, 2005.

(In thousands)

1. BASIS OF PRESENTATION

The accompanying unconsolidated condensed balance sheets and statements of operations and cash flows present the financial position, results of operations and cash flows of Edgen Murray Corporation (Parent), formerly Edgen Corporation, for periods preceding the Buy-out Transaction on February 1, 2005 (the Predecessor period) and of Edgen Murray II, L.P. (Parent), formerly Edgen/Murray, L.P., for periods subsequent to the Buy-out Transaction (the Successor period). The financial statements of the Successor period reflect the application of purchase accounting and include the activities of the acquisition of Edgen Corporation by management and funds managed by Jefferies Capital Partners (FUND IV) on February 1, 2005.

Certain information and note disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the SEC. Because the unconsolidated condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the consolidated financial statements and related notes of Edgen Murray II, L.P. and Subsidiaries included in this Form S-1 Registration Statement. Edgen Murray II, L.P.’s subsidiaries have been accounted for under the equity method.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Baton Rouge, Louisiana on September 24, 2008.

EDGEN MURRAY LIMITED

By:	/s/ DANIEL J. O’LEARY
Name: Daniel J. O’Leary Title: Chairman, President, Chief Executive Officer and Director

Power of attorney

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Daniel J. O’Leary and David L. Laxton, III (with full power to each of them to act alone), as true and lawful attorney-in-fact and agent, with full power to substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the filing of this registration statement and/or such other form or forms as may be appropriate to be filed with the Securities and Exchange Commission or under or in connection with any Blue Sky law or other securities laws of any state of the United States of America or with such other regulatory bodies and agencies as any of them may deem appropriate and in connection therewith to execute, acknowledge, verify, deliver, file and cause to be published applications, reports, consents to service of process, appointments of attorneys to receive service of process and other papers and instruments which may be required under such laws, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his name in his capacity as a Director, Officer or Authorized Representative in the United States of, as the case may be, this registration statement and/or such other form or forms as may be appropriate to be filed with the Securities and Exchange Commission or under or in connection with any Blue Sky law or other securities laws of any state of the United States of America or with such other regulatory bodies and agencies as any of them may deem appropriate, to any and all amendments including post-effective amendments, to this registration statement, and including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b), under the Securities Act, as amended, and to any and all instruments and documents filed as part of or in connection therewith or with this registration statement.

Pursuant to the requirements of the United States Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DANIEL J. O’LEARY Daniel J. O’Leary	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	September 24, 2008

/S/ DAVID L. LAXTON, III David L. Laxton, III	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 24, 2008

/S/ NICHOLAS DARAVIRAS Nicholas Daraviras	Director	September 24, 2008

/S/ JAMES L. LUIKART James L. Luikart	Director	September 24, 2008

/S/ EDWARD J. DIPAOLO Edward J. DiPaolo	Director	September 24, 2008

Authorized representative in the United States:

Pursuant to the requirements of the United States Securities Act of 1933, as amended, Edgen Murray Limited has duly caused this registration statement to be signed by the following duly authorized representative in the United States:

September 24, 2008

By:	/s/ DAVID L. LAXTON, III
Name: David L. Laxton, III
Title: Executive Vice President and Chief Financial Officer

Index of exhibits

(a)	Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.**

2.1	Asset Purchase Agreement, dated as of April 11, 2007, by and among Edgen Murray Corporation, Edgen Murray LLC, Petro Steel International, L.P., Petro Steel International, LLC, Eric Berger, David Mullaney and John Ruttenberg. *

3.1	Amended and Restated Memorandum of Association of Edgen Murray Limited.**

3.2	Amended and Restated Bye-Laws of Edgen Murray Limited.**

4.1	Specimen Common Share Certificate.**

5.1	Form of Opinion of Conyers Dill & Pearman.**

10.1	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O’Leary, Edgen Louisiana Corporation and Edgen Corporation.*

10.2	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation.*

10.3	Service Agreement, dated December 16, 2005, by and between Murray International Metals Limited and Kenneth Cockburn.*

10.4	Amended and Restated Employment Agreement, dated as of April 30, 2004, by and between Craig S. Kiefer, Edgen Carbon Products Group, L.L.C., and Edgen Corporation.*

10.5	Contract of Employment, dated June 28, 1994, by and between Murray International Metals Limited and Michael Craig.*

10.6	Edgen Murray II, L.P. Incentive Plan.*

10.7	Edgen Murray II, L.P. 2007 Option Plan.*

10.8	Edgen Murray Corporation Cash Bonus Plan.*

10.9	Lease, dated as of December 16, 2005, by and among Murray International Metals Limited and Steels (UK) QRS 16-58, Inc.*

10.10	Guarantee, dated January 25, 2006, by Murray International Metals Pte. Limited in favor of Steels (UK) QRS 16-58, Inc.*

10.11	Credit Agreement, dated as of May 11, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11a	First Amendment to Credit Agreement, dated as of June 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11b	Second Amendment to Credit Agreement, dated as of August 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

Exhibit Number	Description

10.11c	Third Amendment to Credit Agreement, dated as of August 12, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11d	Fourth Amendment to Credit Agreement, dated as of September 17, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11e	Loan Party Joinder Agreement, dated as of May 31, 2007, between Pipe Acquisition Limited and JPMorgan Chase Bank, N.A.*

10.11f	Loan Party Joinder Agreement, dated as of September 21, 2007, between Equipment, Inc. and JPMorgan Chase Bank, N.A.*

10.11g	Loan Party Joinder Agreement, dated as of September 21, 2007, between Equipment Valve & Supply, Inc. and JPMorgan Chase Bank, N.A.*

10.11h	Assumption Agreement, dated as of September 21, 2007, by Equipment, Inc. in favor of JPMorgan Chase Bank, N.A.*

10.11i	Assumption Agreement, dated as of September 21, 2007, by Equipment Valve & Supply, Inc. in favor of JPMorgan Chase Bank, N.A.*

10.12	First Lien Credit Agreement, dated as of May 11, 2007, among Edgen Murray II, L.P., Edgen Merger Co., Edgen Murray Cayman Corporation, the several Lenders from time to time parties thereto, Lehman Brothers Inc., Jefferies Finance LLC and Lehman Commercial Paper Inc.*

10.12a	First Amendment to First Lien Credit Agreement, dated as of September 12, 2008, among Edgen Murray II, L.P., Edgen Murray Corporation, Edgen Murray Cayman Corporation, and Lehman Commercial Paper Inc.*

10.12b	First Lien Guarantee and Collateral Agreement, dated as of May 11, 2007, made by Edgen Merger Co., Edgen Murray II, L.P. and certain of its Subsidiaries in favor of Lehman Commercial Paper Inc.*

10.12c	Assumption Agreement, dated as of September 21, 2007, made by Equipment, Inc. in favor of Lehman Commercial Paper Inc.*

10.12d	Assumption Agreement, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. in favor of Lehman Commercial Paper Inc.*

10.13	Second Lien Credit Agreement, dated as of May 11, 2007, among Edgen Murray II, L.P., Edgen Merger Co., the several Lenders from time to time parties thereto, Lehman Brothers Inc., Jefferies Finance LLC and Lehman Commercial Paper Inc.*

10.13a	First Amendment to Second Lien Credit Agreement, dated as of September 12, 2008, among Edgen Murray II, L.P., Edgen Murray Corporation and Lehman Commercial Paper Inc.*

10.13b	Second Lien Guarantee and Collateral Agreement, dated as of May 11, 2007, made by Edgen Merger Co., Edgen Murray II, L.P. and certain of its Subsidiaries in favor of Lehman Commercial Paper Inc.*

10.13c	Assumption Agreement, dated as of September 21, 2007, made by Equipment, Inc. in favor of Lehman Commercial Paper Inc.*

10.13d	Assumption Agreement, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. in favor of Lehman Commercial Paper Inc.*

Exhibit Number	Description

10.14	Intercreditor Agreement, dated as of May 11, 2007, by and among Edgen Merger Co., Edgen Murray Cayman Corporation, Edgen Murray Canada Inc., Edgen Murray Corporation, Edgen Murray Europe Limited, Edgen Murray II, L.P., certain subsidiaries of Edgen Murray II, L.P., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Europe Limited and Lehman Commercial Paper Inc.*

10.14a	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.14b	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.14c	Intercreditor Joinder, dated as of September 28, 2007, made by Edgen Murray Pte. LTD and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.15	Intercreditor Agreement, dated as of May 11, 2007, by and among Edgen Merger Co., Edgen Murray Cayman Corporation, Edgen Murray II, L.P., certain subsidiaries of Edgen Murray II, L.P. and Lehman Commercial Paper Inc.*

10.15a	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc.*

10.15b	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc.*

10.16	Agreement for the Sale and Purchase of Shares in Murray International Metals Limited, dated November 30, 2005, by and among the Sellers party thereto, Pipe Acquisition Limited, Murray International Holdings Limited and Edgen Carbon Products Group, LLC.*

21.1	List of Subsidiaries of the Registrant.**

23.1	Consent of Conyers Dill & Pearman (incorporated by reference to Exhibit 5.1).**

23.2	Consent of Deloitte & Touche LLP.*

23.3	Consent of Deloitte & Touche LLP.*

24.1	Powers of Attorney for Edgen Murray Limited (included on the signature page).

*	Filed herewith.
**	To be filed by amendment.